

BHP Billiton

Proposed DLC Merger

Explanatory Memorandum

Including:

- ◼ A LETTER FROM YOUR CHAIRMAN
- ◼ NOTICE OF MEETING

Your Directors unanimously recommend that you vote in favour of the resolutions required to implement the DLC Merger.

Shareholder Inquiries: 1300 655 140
www.bhp.com

This is an important document and requires your immediate attention. You should read all of it before deciding whether or not to approve the resolutions required to implement the DLC Merger.
If you do not understand any of it or are not sure what to do, please consult your legal or financial adviser immediately. If you have sold all of your BHP Shares, please ignore this document.

BHP Limited ABN 49 004 028 077

BHP Limited
Registered Office
Level 45, BHP Tower
600 Bourke Street
Melbourne Victoria 3000

Share Register
BHP Share Department
Level 5
120 Collins Street
Melbourne Victoria 3000

GPO Box 782
Melbourne Victoria 8060

Financial Adviser to BHP
UBS Warburg
Level 8
530 Collins Street
Melbourne Victoria 3000

2 Finsbury Avenue
London EC2M 2PP

Legal Advisers to BHP

Allen Allen & Hemsley
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

Slaughter and May
35 Basinghall Street
London EC2V 5DB

Sullivan & Cromwell
125 Broad Street
New York, N.Y. 10004-2498

Auditors and Investigating Accountants
Arthur Andersen
360 Elizabeth Street
Melbourne Victoria 3000

Shareholder Inquiries:

1300 655 140 (Australia)
+613 9609 3333 (International)
www.bhp.com



12 April 2001

Dear Shareholder

You are being asked to approve a proposal to merge BHP Ltd and Billiton Plc by way of a Dual Listed Companies (DLC) structure. This will lead to the creation of a new global leader in the world's natural resources industry. The combined group will be known as BHP Billiton and will have primary listings on the Australian Stock Exchange (through BHP) and the London Stock Exchange (through Billiton), with headquarters in Melbourne, Australia.

The new organisation will bring together two strong management teams, some of the world's finest natural resource assets and an outstanding growth platform. It will be an organisation focused on creating shareholder value, improving the communities in which it operates and developing innovative customer solutions.

The merger provides BHP access to new commodities, new markets and new mineral provinces. Additionally, it brings new skills to the combined organisation. BHP Billiton will be a financially strong group, with a diverse asset base, able to take advantage of growth opportunities and have improved access to international capital markets.

The merger will take BHP into new product areas such as aluminium and alumina, ferroalloys, nickel and titanium and greatly expand our presence in steaming coal. We are particularly excited about the opportunities in aluminium and alumina where Billiton, with its low cost production and good expansion opportunities, is in an outstanding position to meet continuing growth in demand for those products.

The growth portfolio and diversity offered by this merger would have taken considerable time to achieve by other means, with additional cost and risks. Without this merger, BHP would have seen its competitive position erode as others in the resources industry pro-actively move towards consolidation. Standing still is not an option.

The merger answers many of the questions the market has raised about BHP. It provides a suite of future growth opportunities, it deals with the future of steel in our portfolio, it provides us with financial flexibility and it deals with succession for our CEO, Paul Anderson.

As Chairman, I intend to ensure BHP Billiton continues to play a constructive part in the Australian community.

The merger requires shareholder approval. The Directors unanimously recommend that you vote in favour of the resolutions being proposed at the Extraordinary General Meeting to be held on 18 May 2001 in Melbourne. The meeting may also be witnessed by webcast broadcast through BHP's Internet site, **www.bhp.com**

I, and my fellow Directors, intend to vote for the resolutions. The merger will enable BHP to fully equip itself with assets, growth opportunities, access to international capital markets, scale and the global reach necessary for success in a changing and consolidating world.

Don Argus
Chairman

BHP Limited ABN 49 004 028 077
BHP Tower 600 Bourke Street Melbourne Victoria 3000 Australia
GPO Box 86A Melbourne Victoria 3001 Australia

1

CONTENTS



Important Dates and Times

The DLC Merger will be implemented following the satisfaction of the conditions contained in the Implementation Agreement. These include the approval of both BHP and Billiton shareholders and certain regulatory approvals.

BHP will make an announcement to the Australian Stock Exchange (the *ASX*) once these conditions have been satisfied, and the BHP Bonus Shares will be issued to BHP Shareholders on or about the date that the DLC Merger is implemented. The record date for entitlement to the BHP Bonus Shares will be announced to the ASX as soon as this date has been determined.

15 May 2001	**Billiton Extraordinary General Meeting to be held at 10.30am (London Time)***
16 May 2001	**Proxy forms must be received at the BHP Share Department no later than 9.30am (Melbourne Time)**
16 May 2001	**Eligibility to vote at the BHP Extraordinary General Meeting determined at 9.30am (Melbourne Time)**
18 May 2001	**BHP Extraordinary General Meeting to be held in the Melbourne Concert Hall at the Victorian Arts Centre, 100 St Kilda Road, Melbourne, Victoria, Australia at 9.30am (Melbourne time)**

* This date is indicative only and may be subject to change without notice to BHP Shareholders.

General Information

- All references to time in this document are to Melbourne Time unless otherwise stated.
- A number of defined terms are used in this document. These terms are capitalised and explained in full in the Glossary of this document.
- In relation to pro forma combined financial information, profit and loss accounts are translated at the average rates of exchange for the relevant periods and balance sheets are translated at the period end exchange rates, unless otherwise stated.
- All combined financial results in this document are based on aggregate pro forma accounts for the year ended 30 June 2000 as set out in Section 4, unless otherwise stated.
- This document is dated 12 April 2001.

Important Notices

BHP Shareholders should read this entire document before deciding how to vote on the DLC Resolutions to be considered at the Extraordinary General Meeting.

Purpose of this Explanatory Memorandum

This document explains the terms of the DLC Merger, the manner in which the DLC Merger will be considered and implemented (if approved) and other information material to a decision of BHP Shareholders whether to approve the DLC Merger. Generally, this document does not include information that has already been made available to BHP Shareholders. Annexure A to this document contains some historical information on BHP as well as half yearly financial information for the 6 months to 31 December 2000. Copies of the published audited consolidated accounts of BHP for the two financial years ended 31 May 1998 and 31 May 1999 and the thirteen month period ended 30 June 2000 are available free of charge to BHP Shareholders. For a copy, please call 1300 655 140. Copies can also be obtained from BHP's website **www.bhp.com**

Billiton Shareholders

An Extraordinary General Meeting of Billiton Shareholders is also being convened, at 10.30am on Tuesday, 15 May 2001 (London time) to consider and, if thought fit, to approve the DLC Merger. For that purpose, an explanatory memorandum is being sent to all Billiton Shareholders explaining the DLC Merger and setting out other information material to their consideration of the DLC Merger (the **Billiton Circular**). A copy of the Billiton Circular is available for inspection by BHP Shareholders as detailed in Section 10.13.

Responsibility for information

BHP accepts responsibility for all the information contained in this document relating to BHP. Billiton accepts responsibility for all the information contained in this document relating to Billiton. BHP accepts responsibility for all other information contained in this document.

BHP and Billiton confirm, with respect to the parts of this document for which each is responsible, that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward looking statements

This document includes forward-looking statements including, without limitation, forward-looking statements regarding BHP's and Billiton's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives related to BHP's and Billiton's products and services), which have been based on BHP's and Billiton's current expectations about future events. These forward-looking statements are, however, subject to known and unknown risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding BHP's and Billiton's present and future business strategies and the environment in which BHP and Billiton will operate in the future. Matters not yet known to BHP or Billiton or not currently considered material by BHP or Billiton may impact on these forward-looking statements. The statements reflect views held only as at the date of this document. In light of these risks, uncertainties



and assumptions, the forward-looking statements discussed in this document might not occur. Given these conditions, you are cautioned not to place undue reliance on such forward-looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules, BHP and Billiton expressly disclaim any obligation to disseminate after the date of this document any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Production Figures

Save where the context otherwise requires, comparative statements in this document in relation to production figures are based on published production figures for the major producers of the relevant commodities and are made on the assumption that such production figures have not changed since the date of publication and will not change prior to the date of completion of the DLC Merger.

Ore Reserves and Mineral Resources - Basis of Preparation

BHP

BHP's estimates of ore reserves and mineral resources set out in Appendix A have been produced using the standards for reporting and classification set out in the Australasian Code for Reporting of Mineral Resources and Ore Reserves, September 1999 (the **JORC Code**) as required by the ASX. An extensive review of all of BHP's ore reserves and mineral resources has been completed to confirm that the classification and reporting complies with the JORC Code. In the international mining community, the JORC Code is now widely recognised as the best practice for reporting of ore reserves and minerals resources and is BHP's preferred reporting basis.

Billiton

The estimates for the mineral resources and ore reserves quoted for each commodity division in Section 2 have been prepared (except where stated) in accordance with Billiton Ore Reserve Code (**BORC1**) for the reporting of mineral resources and ore reserves. For certain recently acquired operations, mineral resource and ore reserve estimates are still under review and may not yet fully comply with BORC1. Where resources and reserves are under review these have been flagged accordingly and the last public statement of resources and reserves has been used as the best estimates for resources and reserves disclosure.

BORC1 was developed as a corporate standard in order to facilitate the use of the JORC Code at Billiton mining operations outside of Australia. BORC1 embraces the JORC Code in its entirety but extends the definition of the Competent Person to include Recognised Mining Professionals as defined in the Listing Rules to allow such persons to qualify their position while holding membership of a recognised professional institution outside of Australia. These Competent Persons are referred to as "Billiton Competent Persons" for the purpose of this document. All Billiton Competent Persons satisfy the provisions of the JORC Code, or where relevant, the provisions of paragraph 19.12 of the Listing Rules regarding qualifications, experience and membership or fellowship of a recognised non-Australian professional body that has agreed to sanction the person if the person does not comply with the requirements of the JORC Code. This applies to all disciplines, inclusive of geologists, mining geologists and mining engineers and, in South Africa, chief surveyors.

A register of Billiton Competent Persons responsible for the mineral resource and ore reserve estimates is held by the chief consulting mining geologist who is based in The Hague, The Netherlands. This register can be viewed on request, and will be on display.

Recent developements in Canada, South Africa, the US and Europe have seen the development of reporting codes/guidelines, which mirror in most part the JORC Code. As a result of this international trend to adopt the principles of the JORC Code in country reporting codes, Billiton is confident that the implementation of BORC1 supports this international trend in reserve and resource reporting best practice.

Tax advisers

Allen Allen & Hemsley, Slaughter and May, Sullivan & Cromwell, and Chapman Tripp have reviewed and agreed with the descriptions of their advice regarding certain Australian, UK, US and New Zealand tax consequences, respectively, of the DLC Merger, which is contained in this document.

Australian Stock Exchange

A copy of this document has been provided to the ASX. Neither the ASX nor any of its officers take any responsibility for the contents of this document.

Billiton Financial Information

The financial information in this document relating to Billiton does not constitute statutory accounts. The statutory accounts for each of the three years ended 30 June 2000 have been delivered to the registrar of companies in the UK. The auditors of Billiton (KPMG Audit Plc and PricewaterhouseCoopers) have reported on these statutory accounts. The auditors' reports were unqualified and did not include statements under Sections 237(2) or (3) of the Companies Act.

Incorporation of certain information by reference

BHP is subject to the informational requirements of the United States Securities *Exchange Act* of 1934, as amended (the Exchange Act), and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the **Commission**). The following documents filed with the Commission by BHP (File No. 0-15496) are deemed incorporated in this document by reference:

(a) the Annual Report on Form 20-F of BHP for the fiscal year ended 30 June 2000; and

(b) the report on Form 6-K of BHP dated 8 February 2001 containing BHP's Half Year Profit Report to Shareholders including BHP's unaudited consolidated results of operations for the fiscal half year ended 31 December 2000.

In addition, all Reports on Form 20-F filed by BHP pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act and all Reports on Form 6-K furnished by BHP subsequent to the date of this document and prior to the shareholder vote shall be deemed to be incorporated by reference in this document from the respective date of filing of such documents. Any statement contained in this document or in a document all or a portion of which is deemed to be incorporated by reference as set out above, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained in this document or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

Copies of these documents can be obtained from BHP's website **www.bhp.com**



The DLC Merger at a Glance

- The proposed DLC Merger involves the creation of a single economic enterprise through a dual listed companies *(DLC)* structure. BHP and Billiton will continue as separate public companies but will operate as a unified group to be known as **BHP Billiton**.

- BHP will remain an Australian company with a primary listing on the Australian Stock Exchange (the *ASX*). Similarly, Billiton will remain a United Kingdom company with a primary listing on the London Stock Exchange (the *LSE*).

- BHP will continue to be eligible to participate in the S&P/ASX indices as well as the Australian Morgan Stanley Capital Index (*AMSCI*). Similarly, Billiton will continue to be eligible to participate in the Financial Times Stock Exchange 100 index (*FTSE 100*) and the Johannesburg Stock Exchange All Shares index.

- BHP Billiton will be managed by unified Boards and management with its headquarters in Melbourne and a significant corporate management centre in London.

What is the DLC Merger?

- Under the terms of the merger one existing BHP Share will have an economic interest equivalent to 2.0651 existing Billiton Shares.

- Conversely one existing Billiton Share will have an economic interest equivalent to 0.4842 existing BHP Shares.

What are the terms of the DLC Merger?

What will happen to your BHP Shareholding if the DLC Merger is implemented?

- You will not be required to exchange or tender your BHP Shares for Billiton Shares.

- If the DLC Merger is implemented, you will retain your existing BHP Shares and also receive a bonus issue of 1.0651 additional BHP Shares (adjusted up to the nearest whole number) for every existing BHP Share held.

- For example, if you hold 1,000 BHP Shares, you will receive an additional 1,066 shares, to increase your total BHP shareholding to 2,066 BHP Shares.

- If BHP and Billiton reasonably believe that a Shareholder's holdings have been manipulated to take advantage of the rounding up provisions then any fractional entitlement may be rounded downwards.

- The issue of BHP Bonus Shares will not itself affect the market capitalisation of BHP. Accordingly, the BHP Share price may adjust downwards to reflect the larger number of BHP Shares on issue.

- Immediately following the issue of BHP's Bonus Shares, each Share in BHP or Billiton will effectively have equivalent economic interests in the Combined Group.

- Appropriate actions will be taken to ensure that one Company's Shareholders do not receive a material advantage over the other Company's Shareholders. For further information on Shareholders' economic and voting interests in BHP Billiton, see Section 5.7.

Will there be any taxation consequences for you on implementation of the DLC Merger?

- As advised by BHP's legal advisers, the DLC Merger will not result in Australian, UK, US or New Zealand tax liability for BHP Shareholders resident in those countries respectively.

- For a more detailed description of certain Australian, UK, US and New Zealand tax consequences of the DLC Merger see Section 9.

What will happen when BHP Steel is spun out?

- BHP Steel is intended to be spun out to BHP Shareholders by the end of 2002. There will be an appropriate adjustment to compensate Billiton Shareholders for the economic value transferred to BHP Shareholders by the spin off. See Section 3.3(a).

When will the DLC Merger be implemented?

- The DLC Merger will be implemented following the satisfaction of the conditions contained in the Implementation Agreement. These include the approval of both BHP and Billiton Shareholders and obtaining certain regulatory approvals. The Companies do not anticipate any significant competition or other regulatory concerns. See Section 5.3(b) for more information about these conditions.
- BHP will make an announcement to the ASX once the conditions contained in the Implementation Agreement have been satisfied. That announcement will notify BHP Shareholders of the date on which the DLC Merger will be implemented and the timing for the BHP Bonus Issue.

What do your Directors recommend?

- Your Directors unanimously recommend that you approve the DLC Merger and vote "**Yes**" to each of the DLC Resolutions, as they intend to do in respect of their own beneficial holdings.
- Your Directors consider that the terms of the DLC Merger are fair and reasonable to BHP Shareholders as a whole, and are in the best interests of your Company and BHP Shareholders as a whole. The Directors' assessment of the terms of the DLC Merger and the reasons for their recommendation are set out in Section 1.
- The BHP Directors strongly recommend that you read this entire document. It provides information on the merger and includes, in Sections 2.1 and 2.2 respectively, a description of Billiton's businesses and related historical financial information, and in Section 4, pro forma consolidated financial information for BHP Billiton.
- The Directors of Billiton have also unanimously recommended that the Billiton Shareholders approve the DLC Merger.

What should you do?	■ Read the Explanatory Memorandum and Notice of Meeting carefully. ■ **Exercise your right to vote.**
What if you have questions?	■ You can call the BHP Share Department on **1300 655 140** (Australia only) or (613) 9609 3333 (international) weekdays 9.00am to 5.00pm (Melbourne Time). ■ You can also visit the BHP website at **www.bhp.com** or email any questions you may have to **egm@bhp.com**
Can you vote?	■ If you are registered by the BHP Share Department as a BHP Shareholder at 9.30am on Wednesday, 16 May 2001, then you are entitled to vote at the meeting.
Should you vote?	■ You do not have to vote. However the Board believes that the DLC Merger is a matter of importance to all BHP Shareholders and therefore urges you to vote in favour of the proposal. ■ Some of the resolutions to implement the DLC Merger must be approved by 75% of votes cast.

You can vote at the Meeting:

- in person
- by corporate representative (if you are a corporate shareholder)
- by attorney
- by proxy

If you wish to vote in person you should attend the Meeting. The barcode on the proxy form enclosed with this Explanatory Memorandum will facilitate your admission to the Meeting and you are requested to take it with you.

If you are a corporate shareholder and wish to appoint a representative to attend the Meeting, you should ensure that your representative can provide appropriate evidence of their appointment.

If you wish to vote by proxy, you will need to complete and sign the proxy form accompanying this document and send it to the BHP Share Department in the pre-addressed envelope provided, or fax it to the BHP Share Department on (613) 9609 4554 so that it is received by 9.30am on 16 May 2001. Your appointment of a proxy does not stop you from attending the Meeting yourself. If you appoint a proxy and subsequently attend and vote at the Meeting, you will be deemed to have revoked your proxy in respect of any resolution on which you vote.

You may also record your proxy voting instructions on the internet at **www.bhp.com** by 9.30am on Wednesday, 16 May 2001.

Further information relating to voting procedures and details of the DLC Resolutions are contained in the Notice of Meeting included in this document.

How can I vote?

ADR Holders may provide voting instructions to Morgan Guaranty Trust Company of New York as depositary of the ADR Holders (the **Depositary**), which will vote the BHP Shares underlying the ADSs. Such instructions must be received by the Depositary, by mail or by facsimile, prior to 3pm on 11 May 2001 (New York time). ADR Holders who wish to change or revoke an instruction must notify the Depositary. No assurance can be given that the Depositary will be able to accommodate a change or revocation received after 3pm on 11 May 2001 (New York time).

For a discussion of how the BHP Bonus Issue will affect ADR Holders see Section 5.3(d).

ADR Holders

The result

The result of the votes at the meeting will be available shortly after its conclusion and will be announced to the ASX as soon as possible thereafter. The result will also be published on the BHP website **www.bhp.com**

1

BHP Billiton



ISSUES FOR YOU TO CONSIDER

1.1 The Directors' assessment of the terms of the merger

(a) Terms of the merger

The DLC Merger does not involve any offer to purchase shares of BHP or Billiton and no Shareholder in either Company will need to exchange or tender their shares. For the purposes of the merger, an existing BHP Share will have an economic interest in BHP Billiton equivalent to 2.0651 existing Billiton Shares. Conversely, a Billiton Share will have an economic interest in BHP Billiton equivalent to 0.4842 existing BHP Shares.

Immediately prior to implementation of the DLC Merger, BHP Shareholders will receive a bonus issue of 1.0651 Bonus Shares for every Share held at the record date for the BHP Bonus Issue. Upon implementation of the DLC Merger, each BHP Share will have the same economic interest in BHP Billiton as a Billiton Share.

At 9 April 2001, Billiton had approximately 2,319 million Shares on issue and BHP had approximately 1,794 million Shares on issue. Following the BHP Bonus Issue there will be approximately 3,706 million BHP Shares on issue, assuming no other changes to the number of BHP Shares on issue. Following the proposed spin out of BHP Steel to BHP Shareholders, and the announced BHP share buy-back program (see Sections 3.3(a) and (b)), BHP Shareholders as a whole will have an interest in BHP Billiton of approximately 58%. This interest is approximately 3.5% lower than their aggregate interest prior to the spin out of BHP Steel and the share buy-back program. Neither the spin out of BHP Steel (after compensatory adjustment for Billiton Shareholders) nor the BHP share buy-back program will change the relative one-for-one economic interest relationship (the Equalisation Ratio - see Section 5.7) between a BHP Share and a Billiton Share.

(b) Basis of the merger terms

The ratio of the relative interests of the BHP Shareholders and the Billiton Shareholders in the combined BHP Billiton, and thus the ratio of the economic and voting interest of a BHP Share to a Billiton Share, was arrived at by arm's length commercial negotiations and are considered by your Directors to reflect the appropriate terms to achieve the merger with Billiton.

The merger terms were derived having regard to the Directors' valuations of the two businesses and of the combined BHP Billiton using appropriate valuation techniques, and taking into consideration other matters as set out below.

(c) Is there an implied share price premium in the merger terms?

The relative interests of Billiton Shareholders and BHP Shareholders in BHP Billiton imply a share price premium to Billiton Shareholders. The amount of the premium will vary according to the basis of calculation used and the relative prices of BHP Shares and Billiton Shares over the period considered.

Based on the average US$ market capitalisation of each of BHP and Billiton as at the close of business on each business day (at the relevant exchange rates at the close of business on each day) from 12 February 2001 (the day Billiton announced its most recent interim results, BHP having announced its interim results for the corresponding period on 9 February 2001) to 16 March 2001 (the last business day prior to the announcement of the merger) the average market capitalisation of BHP was approximately US$18.9 billion and the average market capitalisation of Billiton was approximately US$10.4 billion. The Billiton Shareholders' implied share of the aggregate market capitalisation was approximately US$11.3 billion, implying a premium of approximately 9%.

On the basis of the relevant exchange rates and the share prices at the close of business on 16 March 2001, the last business day prior to announcement, these figures were US$18.6 billion, US$9.6 billion and US$10.9 billion, respectively, implying a share price premium of approximately 13%.

(d) Is the implied share price premium justified?

The Directors consider that the merger terms, including an implied premium, are appropriate for a number of reasons including:

- The merger with Billiton is BHP's clear, preferred strategic option to achieve its future growth and financial objectives. There is no available strategic alternative that offers a comparable suite of benefits

for the Company and its Shareholders. The Directors believe that these benefits clearly outweigh the potential disadvantages of the merger. A discussion of the potential advantages and benefits, and the potential disadvantages and risks, of the DLC Merger are set out in Sections 1.2 and 1.3.

- Absent the DLC Merger, BHP could not have achieved material exposure to certain key commodities that Billiton provides without the risks and long time periods normally associated with developing new commodities and businesses. For example, BHP has been considering expanding its minerals business into other growth commodities not currently featured in its portfolio, with particular interest in light metals used predominantly in packaging, transport and construction and, in particular, aluminium. Billiton is the world's fourth largest aluminium and alumina producer with low cost, world class operations. The DLC Merger with Billiton effectively gives the BHP Shareholders a majority economic interest in the Billiton aluminium assets. This exposure to the growth of the world aluminium industry is achieved with minimum risk that would be difficult to replicate in other circumstances without greater financial and operating risk, elapsed time or the payment of a significant premium on acquisition of an existing participant.

- The implied premium referred to is a premium to recent market prices for Billiton Shares. The merger terms have been set with regard to a range of factors beyond market prices, including your Directors' assessment of the relative strengths, opportunities and values of the businesses of BHP and Billiton and of BHP Billiton.

- The merger terms, including the implied share price premium, are considered appropriate and necessary to secure for BHP and its shareholders the corporate opportunity which the DLC Merger with Billiton represents. An implied share price premium is not only justified, but required to facilitate Billiton's Directors to make, and as far as possible maintain, a favourable unanimous recommendation in relation to the DLC Merger.

- The Directors overall assessment is that the terms of the merger (including any implied premium) are, for the reasons set out below, fair and reasonable to BHP Shareholders as a whole and in the best interests of BHP and BHP Shareholders as a whole.

(e) Are the merger terms fair and reasonable?

Your Directors have considered the financial impact of the DLC Merger on the Company and the BHP Shareholders as a whole and have reviewed analysis based on valuation methodologies deemed necessary and appropriate for that purpose. The primary approach to the value analysis of key assets and businesses of BHP and for BHP Billiton (including the synergies) involved the calculation of the net present value of each key asset or business by discounting the relevant expected un-geared future cash flows. Discounted cash flow analysis is particularly appropriate for assets such as mineral assets in that it captures the effect of the depletion of reserves over time and the significant variations in cash flow which occur over the life of a mine. It is therefore the primary method of valuation utilised by the mining industry.

The assessed likely value conferred by a BHP Share in BHP Billiton will depend in part on the current value of the BHP and Billiton assets and liabilities. However, it is expected that the assessed value would be positively impacted by a number of other factors, including synergies expected to be realised by BHP Billiton (see Sections 1.2(b) and 3.2) and, from an investor's perspective, the expected enhanced profile of BHP Billiton in the context of the global minerals industry, reshaped by the ongoing consolidation process.

The Directors have considered the likely value of a BHP Share on its own assuming the status quo is maintained, and compared this value to the likely value of the interest such share would confer in BHP Billiton. This comparison included the likely value of synergies discussed in Section 3.2.

When comparing the likely value of a BHP Share assuming no merger, with the likely value conferred by a current BHP Share assuming the merger is completed, the appropriate approach for considering the impact upon BHP Shareholders is the relativity between the two values, not the absolute values. While it is impossible to predict share prices into the future, your Directors have concluded that the likely value of the economic interest a BHP Share would confer in BHP Billiton will be materially greater than the likely value of a BHP Share assuming the status quo is maintained.

Your Directors have, based on the foregoing, concluded that the financial impact of the DLC Merger on BHP and BHP Shareholders as a whole is such that the terms of the DLC Merger are fair and reasonable.

While the Directors have considered value analysis for BHP and BHP Billiton (including discounted cash flow analysis), some of the assumptions underlying that analysis such as future commodity prices relate to matters which are speculative. The Directors do not consider they have a reasonable basis for the provision of that valuation analysis, nor of profit forecasts or similar financial projections for BHP Billiton, in this Explanatory Memorandum or that such information, given its speculative nature, would be of material assistance to BHP Shareholders.

The Directors also understand that Billiton will not provide information of that kind in the Billiton Circular and that the provision of information of that nature by Billiton is neither required nor expected in the context of UK market practice.

(f) Is the merger in the best interests of BHP ?

In their review of the merger terms, the Directors have carefully considered the future for BHP in the context of the global consolidation of the resources industry. They have reviewed the risks in organic growth versus the opportunities created by the merger of BHP and Billiton. They believe that investment markets have, in general, not given full credit for the value inherent in Billiton's future growth profile (see Sections 1.2, 2 and 3.1).

The Directors have considered the potential benefits and advantages which they believe will accrue from the DLC Merger compared to maintenance of the status quo, as set out in Section 1.2, and compared those advantages and benefits with potential disadvantages and risks as set out in Section 1.3. In particular, the Directors consider the future growth opportunities for BHP Billiton to be very strong (see Section 3.1), and that BHP Billiton's financial and technical capabilities to exploit those opportunities are superior to the ability of either company to progress alone.

The Directors have considered how the DLC Merger will impact future dividends, and note that BHP Shareholders will continue to be able to receive franked dividends to the extent that franking credits are available. They have considered the operation of the Boards and management (see Sections 1.4 and 6). They have considered alternative structures and proposals as set out in Section 1.5. They have also considered current trends in world capital markets and in the global mining industry that would be expected to impact on returns for a BHP Shareholder.

On the basis of this review, your Directors have concluded that the DLC Merger will be in the best interests of BHP Shareholders as a whole. They recommend the DLC Structure over alternative structures for the reasons set out in Sections 1.2 and 1.5.

(g) Conclusion and Your Directors' Recommendation

Your Directors consider that the terms of the DLC Merger are fair and reasonable to BHP Shareholders as a whole, and are in the best interests of your Company and BHP Shareholders as a whole.

In reaching their decision, the Directors have received financial advice from UBS Warburg who, in giving their advice, have relied on the Board's view of the commercial merits of the DLC Merger. UBS Warburg have confirmed their opinion as to the fairness of the financial terms of the DLC Merger in Annexure B.

Your Directors unanimously recommend that you vote in favour of the resolutions required to implement the DLC Merger and intend to vote the Shares they beneficially hold in favour of those resolutions.

(h) Shareholder Alternatives

Shareholders can follow your Directors' recommendation and vote in favour of the resolutions required to implement the DLC Merger.

Alternatively Shareholders can vote against the merger or sell their BHP Shares through their customary channels.

In the event that BHP Shareholders do not approve the resolutions required to implement the DLC Merger then the merger will not proceed and the potential advantages and disadvantages set out in the document will not be realised (see Sections 1.2 and 1.3). In this circumstance, the BHP Board and management will consider other alternatives for the long term strategic future of BHP, seeking to maximise value for BHP Shareholders. The Directors are of the opinion that none of the alternatives currently available will deliver as much value to BHP Shareholders as the DLC Merger.

1.2 Potential Advantages of the DLC Merger

(a) Strategic benefits of the merger

Your Directors consider that the Combined Group will be better positioned than BHP on a stand alone basis, for the following reasons:

(i) Proactive step in a consolidating industry

The BHP Directors believe that the benefits to BHP of sharing in Billiton's assets and growth prospects could not be matched through acquisition and organic growth on a stand alone basis without BHP incurring considerable additional exploration, development and operating risk or without the payment of significant acquisition premiums. Additionally, it could take many years to build a similarly sized and diversified portfolio.

(ii) Global scale with a high quality portfolio

BHP Billiton will combine a number of large, low cost and long life mining, metals and energy assets with global scale. BHP and Billiton each have world-class positions in commodity businesses to which the other has no significant existing exposure. Billiton's portfolio comprises aluminium, alumina, seaborne steaming coal, titanium minerals, copper and ferroalloys businesses to add to BHP's iron ore, metallurgical coal, oil, gas, LNG and copper businesses. The DLC Merger will result in BHP Shareholders gaining exposure to the commodities which Billiton is exposed to without the risks normally associated with developing new projects and businesses.

The DLC Merger will permit the established businesses of BHP and Billiton to reach critical operating mass. Additionally, administrative, procurement, marketing and maintenance services will be capable of being delivered to the businesses using best practice across the Combined Group and taking advantage of economies of scale.

(iii) Enhanced customer service

Many of BHP's customers are expanding their businesses to regions and markets around the world. In addition, customers are looking for a reliable and consistent supply of raw materials to assist in quality and inventory management. Reliability and quality is derived from financially stable suppliers with multiple production points. Greater financial strength, geographic and commodity spread will provide BHP Billiton opportunities to better serve customers.

(iv) Enhanced diversification and resilience to risk

The resources industry has inherent exposure to commodity price cycle risk. In addition, the industry is exposed to political country risk and geographic market risk. Through diversification, the Combined Group will be more resilient and better placed to manage these risks.

Both BHP and Billiton have significant positions in geographic regions and commodity businesses to which the other has no or little existing exposure. Following implementation of the DLC Merger, the Combined Group will also have a diverse customer base with well-balanced revenue exposure. For example, for the Financial Year ended 30 June 2000, the Combined Group would have had revenue exposure to a number of key markets including Asia (28%), Australia (24%), Europe (20%) and North America (17%).

The combined portfolio thus offers potential for reduced earnings volatility through the significant widening of BHP's diversity of commodities, markets and geographical locations. This should lead to greater stability in earnings with consequent improvement in the overall group risk profile.

(v) Enhanced organic growth opportunities

The Combined Group will have a very strong portfolio of identified growth opportunities.

Key growth projects are listed below. Many of these projects are expansions of existing operations (brownfield expansions) and thus are considered to be relatively lower risk.

Key Growth Opportunities

	BHP Projects	Billiton Projects
Copper	■ Escondida Phase IV ■ Tintaya Oxide ■ Escondida Norte	■ Antamina ■ Spence
Aluminium		■ Mozal Phase 2 ■ Hillside Phase 3
Iron Ore	■ Mining Area C	
Steaming Coal	■ San Juan underground mine	■ Mount Arthur North ■ CDC Expansion
Oil, gas and LNG	■ North West Shelf 4th Train ■ Typhoon development ■ Ohanet ■ Block 401/402 ■ The Mad Dog, Atlantis and Neptune discoveries	
Nickel		■ Ravensthorpe project ■ Yabulu expansion

See Section 3.1 for further details of these projects.

The Combined Group's financial strength and access to capital markets should enhance its ability to develop these growth opportunities. Further, the increased financial flexibility of the Combined Group and the larger portfolio of opportunities should enhance efficient capital allocation into high quality projects.

(vi) Complementary operating and geographic skills and experience

While both Companies have strong management teams their relative strengths are complementary. Billiton's rapid growth has fostered entrepreneurial activity while BHP has been able to focus on realising operational efficiencies and extracting economies of scale.

The DLC Merger will also allow for the deployment of the best management, operational and technical skills of the two Companies across the assets and growth and exploration opportunities of the Combined Group. The Combined Group will have management experience in operating in many of the world's key resource areas, including Australia, South America and Africa. In particular, Billiton has a long and successful track record of managing resource projects in Southern Africa. The pooling of the Combined Group's widespread country knowledge and experience will be an important advantage in the pursuit of new opportunities and in the Combined Group's ability to manage and reduce the risks associated with existing assets and future opportunities.

The DLC Merger will also increase the pool of suitably qualified management personnel within BHP Billiton, providing greater options for future management succession.

(b) Participation in merger benefits

The Directors of BHP and Billiton have identified expected merger benefits, through, amongst other things, efficiencies in procurement, shared business services, market services, ocean freight and the elimination of duplicated overheads. These benefits are currently expected to amount to approximately US$270 million before tax in the Financial Year ending 30 June 2003, with further benefits expected to be realised thereafter.

An integration team has been established which is putting in place a plan to capture these benefits and to identify further opportunities.

(c) Access to world capital markets

The Combined Group will have liquidity and indexation across 3 major stock exchanges - the ASX, the LSE and the JSE.

Under the DLC Structure, BHP will continue to have a primary listing on the ASX and currently intends to maintain its secondary listings in London, Frankfurt, Wellington, Zurich and, in the form of ADRs, in New York. The desirability of maintaining the secondary listings will be reviewed in due course. BHP will continue to be eligible to participate in the S&P/ASX indices as well as the AMSCI.

Billiton will retain its primary stock exchange listing on the LSE, as well as its secondary listings on the Johannesburg and Paris stock exchanges. Billiton will continue to be eligible to participate in the FTSE 100 and Johannesburg Stock Exchange All Shares indices.

The maintenance of primary listings in London and Australia should allow certain institutional investors to effectively invest in BHP or Billiton for the first time. For example, there are institutional investors that cannot invest in BHP because it is not included in their domestic stock market's share indices. The DLC Structure will allow these investors to effectively invest in BHP through holding Shares in Billiton.

Further, the DLC Merger will provide BHP with broader access to global investors. This should increase the interest of equity investors generally in the business and opportunities of the Combined Group.

(d) Increased financial strength and enhanced cash flow generation

The resources industry is capital intensive with individual projects often requiring very large upfront investments that are recouped over time. The ability to finance projects through access to low cost funds is a key competitive strength. The Combined Group will have greater access to international financial markets and have enhanced financing capability arising from:

(i)   stock market liquidity due to significant market capitalisation of US$28.3 billion (A$57.2 billion), based on the closing prices of BHP and Billiton Shares and relevant exchange rates on 9 April 2001;

(ii) a strong balance sheet with pro forma attributable net assets of US$12.0 billion (A$21.6 billion) and pro forma gearing (calculated as net debt/net debt plus net assets) of 32.4% as at 31 December 2000 (all amounts excluding merger costs); and

(iii) a strong cash flow profile with pro forma turnover of US$18.7 billion (A$29.3 billion) and net cash flows from operating activities (including dividends from joint ventures) of US$4.3 billion (A$6.8 billion) for the Financial Year ended 30 June 2000 and an EBITDA/ interest cover ratio at 8.9 times for the 6 months ended 31 December 2000.

Following announcement of the proposed merger, Standard & Poors, an international credit rating agency, has put BHP on positive credit watch, which could lead to a better credit rating for BHP and therefore cheaper access to debt funding.

(e) Australian headquarters

BHP will remain an Australian public company with a primary listing on the ASX. The Combined Group will have its headquarters in Melbourne, Australia with a significant corporate management centre in London.

(f) Creation of a competitive currency for future global acquisition opportunities

The Combined Group will be better positioned to participate in future global merger or acquisition opportunities than BHP on a stand alone basis. The DLC Structure will enable BHP Billiton to offer index backed shares on the LSE, the ASX or the JSE as currency for future potential global acquisitions. Shares with a primary listing on the ASX offered as consideration in a merger or takeover may be less attractive to investors in non-Australian companies than to Australian investors.

(g) Avoids "flowback" of shares

The DLC Merger does not require any BHP Shareholder or Billiton Shareholder to exchange or tender their shares for shares in the other Company. Both BHP and Billiton will be eligible to retain their existing primary listing and index participation.

This avoids the selling pressure on BHP Shares which might have accompanied the merger if Billiton Shareholders had instead been offered BHP Shares. The selling pressure would have resulted because shares with a primary listing on the ASX may be less attractive to Billiton Shareholders, for example, because those shareholders are restricted from holding shares in a company not included in the FTSE 100.

(h) Investor choice

The DLC Structure will allow investors to buy shares in the Combined Group through either BHP or Billiton in line with their personal circumstances.

(i) Creditor protection

Creditors of both Companies may also benefit from each Company guaranteeing certain debts of the other. In light of the Billiton Deed Poll Guarantee, Billiton will generally guarantee future contractual obligations of BHP. In addition, if BHP were to be placed into liquidation, Billiton would be required to take steps to restore economic equivalence as between a BHP Share and a Billiton Share.

For more information about the Billiton Deed Poll Guarantee, see Sections 5.10 and 7.5(d).

(j) Taxation consequences

BHP has received external legal advice that implementation of the DLC Merger will not result in Australian, UK, US or New Zealand tax liability for BHP Shareholders resident in those countries respectively.

Under current Australian law, BHP will retain the ability to pay franked dividends to BHP Shareholders to the extent it has franking credits available.

For a more detailed description of certain Australian, UK, US and New Zealand tax consequences of the DLC Merger see Section 9.

(k) Voting

Following implementation of the DLC Merger, votes exercised by BHP Shareholders will, in relation to certain resolutions, be reflected at meetings of Billiton shareholders. For a detailed description of the voting arrangements under the DLC Structure, see Section 5.9.

1.3 Potential Disadvantages and Risks of the DLC Merger

There are a number of potential risks and disadvantages associated with the DLC Merger. These include:

(a) Dilution of Your Voting Interest

Following implementation of the DLC Merger, the voting interests of BHP Shareholders in BHP will be diluted, as votes exercised by Billiton Shareholders will, in relation to certain resolutions, be reflected at meetings of BHP. Therefore BHP Shareholders will no longer collectively control 100% of BHP.

For a detailed description of the voting arrangements under the DLC Structure, see Section 5.9.

(b) Business Risks

Upon implementation of the DLC Merger, the dividends, capital returns and value of a BHP Share will be related to the economic performance of the entire assets of BHP Billiton. For a BHP Shareholder, this will include increased or new exposures to:

- changes in the price of aluminium, alumina, steaming coal, titanium minerals, ferroalloys and nickel; and

- country risk in South Africa, Mozambique, Brazil, Colombia, Argentina and Suriname.

(c) Changes in Economic Conditions

The financial performance of the Combined Group could be affected by changes in the economic and business conditions in Australia and other countries in which the Combined Group will operate or sell its products. These include changes in exchange and interest rates, inflation and costs, commodity prices, rates of economic growth, taxation and environmental laws and regulations, the industrial relations climate and customer demands.

(d) Integration Risks

There are risks associated with the integration of two organisations of the size and significance of BHP and Billiton. These include:

- differences in the culture of the two organisations preventing rapid adoption of best practice, thereby reducing growth and synergy benefits;

- lower than projected cost savings through global procurement of supplies and elimination of duplication; and

- potential loss of key personnel.

(e) Exposure to Credit Risk of Billiton

In light of the BHP Deed Poll Guarantee, BHP will be exposed to the credit risk of Billiton. Under the BHP Deed Poll Guarantee, BHP will guarantee future contractual obligations of Billiton. In addition, if Billiton were to be placed into liquidation, BHP would be required to take steps to restore economic equivalence as between a Billiton Share and a BHP Share. It should be noted that Billiton will also enter into similar reciprocal arrangements with BHP.

For more information about the BHP Deed Poll Guarantee, see Sections 5.10 and 7.5(a).

(f) Change of Law

The DLC Structure has been developed on the basis of existing law and policies of regulatory authorities in Australia and the United Kingdom. Changes to such laws or policies (including changes in tax law) may impact upon, or alter the rights, benefits or protections afforded to shareholders under the DLC Structure.

(g) Complexity of the DLC

The governance and administration arrangements that are involved in the DLC Structure are more complex and onerous than BHP currently has and could result in additional administrative costs.

While your Directors acknowledge these risks and disadvantages, they believe that the advantages outlined above far outweigh any risks or disadvantages that may result from the DLC Merger.

1.4 Other Considerations

(a) How will the DLC Merger affect the dividends you receive?

Shareholders of each Company will continue to receive dividends from the Company in which they hold Shares.

Dividends will be determined in US dollars on an equalised net cash payable basis such that, following the proposed BHP Bonus Issue, each Company will pay an equivalent cash amount on each Share.

BHP cash dividends will continue to be paid in the currency in which they are currently paid.

An appropriate policy for dividend payments (including the timing of payments) will be established which reflects earnings growth, financial conditions and prospects for the Combined Group. Initially, dividends from BHP Billiton

will be consistent with the dividend level currently paid by BHP (adjusted for the BHP Bonus Issue). Under current law, dividends paid on BHP Shares will continue to qualify for Australian franking credits when available.

(b) The proposed BHP Board after the DLC Merger

The Boards of Directors of the two Companies will have the same members as each other and will include the current Non-Executive Directors of both BHP and Billiton:

Mr Don Argus, (currently Chairman of BHP) will become Chairman of Billiton and will remain Chairman of BHP and Mr John Jackson (currently the Senior Non-Executive Director of Billiton) will become Deputy Chairman of BHP and Billiton.

The following Executive Directors are proposed to be on the Boards of BHP and Billiton:

- Mr Paul Anderson (currently Chief Executive Officer of BHP) will become Chief Executive Officer of the Combined Group.

- Mr Brian Gilbertson (currently Chairman and Chief Executive of Billiton) will become Deputy Chief Executive Officer and CEO designate of the Combined Group, to succeed as Chief Executive Officer by the end of 2002.

- Mr Mick Davis (currently Executive Director, Finance of Billiton) will become Chief Development Officer of the Combined Group, based in London.

- Mr Ron McNeilly (currently President BHP Minerals) will become Executive Director, Global Markets of the Combined Group.

For further information on the proposed Board and management of the Combined Group, see Section 6.

(c) What if BHP Shareholders reject the DLC Merger?

If BHP Shareholders do not approve the resolutions required to implement the DLC Merger, notwithstanding a recommendation by BHP Directors to do so, the DLC Merger will not proceed. The consequences of this are discussed in Section 1.5 below. In addition, liquidated damages of US$100 million may be payable by BHP to Billiton in certain circumstances. See Section 7.1(h) for more information.

(d) What if the Billiton Shareholders reject the DLC Merger?

If Billiton Shareholders do not approve the DLC Merger, notwithstanding a recommendation by Billiton Directors to do so, the DLC Merger will not proceed. If this occurs prior to the Extraordinary General Meeting of BHP Shareholders, the BHP Meeting will be cancelled. In addition, liquidated damages of US$100 million may be payable by Billiton to BHP in certain circumstances. See Section 7.1(h) for more information.

(e) How will the Combined Group report its financial results?

BHP and Billiton intend to prepare a single set of financial statements, denominated in US dollars and prepared under merger accounting principles in accordance with UK GAAP, with reconciliations to both Australian and US GAAP. BHP and Billiton will also prepare any other financial information needed to meet their respective local requirements. The financial year end of both BHP and Billiton will remain 30 June.

(f) How will the DLC Structure affect future changes of control?

BHP Billiton will be a single economic enterprise, but with a dual listed companies structure. The Combined Group will remain subject to the takeovers laws of Australia and takeover rules of the UK, as each of BHP and Billiton will remain as separate listed companies. The principal change to the way in which the existing takeover rules will apply to the Combined Group will be that a person who wishes to acquire control of one Company will need to offer an equivalent opportunity to Shareholders of the other. The relevant takeover thresholds will apply on a stand alone and a joint electorate basis.

1.5 Alternatives to the DLC Merger

In reaching its decision to recommend the DLC Merger to BHP Shareholders, your Directors have chosen this course in preference to other options. Your Directors have considered a range of alternatives, including whether there was another way by which the commercial benefits of a combination of the businesses of BHP and Billiton could be achieved. It should not be assumed that any of these would be options that the Board of BHP would be willing to recommend.

Some of the more significant options that were considered included:

(a) combining the businesses of BHP and Billiton by alternative means, such as a transfer of assets, a takeover offer or a scheme of arrangement;

(b) other forms of business co-operation between BHP and Billiton such as a joint venture;

(c) maintaining BHP as a stand-alone business, in which case:

- BHP would continue to operate its business in the ordinary course;

- potential advantages of the DLC Merger, identified in Section 1.2, which the Board of BHP believes will promote increased value for BHP Shareholders, would not be realised; and

- potential disadvantages and risks of the DLC Merger, identified in Section 1.3, would not arise.

However, your Directors believe that the DLC Structure is preferable to any of the other options for a number of reasons including the following:

- It does not require any Shareholder to tender or exchange their Shares for shares in the other Company. As both BHP and Billiton will retain their respective current listing and index participation, there is no flowback of shares (see Section 1.2(g)) which would otherwise have potentially negative consequences for BHP's share price.

- As both Companies retain their listings, the Combined Group will have access to each of the Australian, London and South African stock markets, thereby giving it flexibility to select that market which has the lower cost of capital at any time. Further it will have at its disposal the flexibility to offer index backed LSE, ASX, or JSE listed shares as currency for future acquisitions or raising equity capital for any purpose, which will be a competitive advantage in a consolidating global industry.

- It does not require any change in ownership of any asset, thus minimising transaction costs and avoiding the trigger of any pre-emptive rights over assets held by either BHP or Billiton, thus ensuring minimal asset leakage or value leakage pursuant to the merger. Any other transaction structure could involve value leakage or otherwise be less favourable to BHP than the DLC Structure.

- Other forms of business co-operation such as joint ventures are unlikely to capture the full long-term benefits of combining the two businesses.

- In the event that the DLC Merger does not proceed, the Board of BHP and management would consider alternatives for the long-term strategic future of BHP, but it is the Board of BHP's opinion that none of the alternatives currently available will deliver as much potential value to BHP Shareholders as the DLC Merger.

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2

BHP Billiton



INFORMATION ON BILLITON

Section 2

Information on Billiton

2.1 Description of Billiton's Business

Overview of Billiton's Business

Billiton is one of the world's major metals and mining groups with significant operations in Argentina, Australia, Brazil, Canada, Chile, Colombia, South Africa, Mozambique and Suriname. The Billiton Group includes six commodity businesses: Aluminium, Base metals, Coal, Nickel, Steel and ferroalloys, and Titanium minerals. Billiton ranks among the world's top four producers of aluminium and alumina and is one of the world's largest exporters of steaming coal and one of the Western world's top five producers of nickel. It has a 60 per cent. controlling interest in one of the world's leading integrated producers of chrome and manganese ores and alloys and 50 per cent. of Richards Bay Minerals, the world's foremost producer of titanium minerals, and through its acquisition of Rio Algom Limited ("Rio Algom") in October 2000, is developing a substantial and growing copper portfolio. Many of Billiton's businesses are low-cost producers within their industries. In addition to its commodity businesses, Billiton owns the North American Metals Distribution ("NAMD") business, acquired as part of Rio Algom. NAMD is one of the largest speciality metal distribution businesses in North America. Billiton also engages in trading of third party commodities, principally in alumina and aluminium.

In November 2000, Billiton announced a reorganisation of its internal structure to reflect the way in which it intended to manage its businesses and assess future opportunities by creating two business streams, Billiton Metals and Mining ("BMM") and Billiton Capital ("BCAP"). These changes came into effect on 1 January 2001.

BMM encompasses the traditional commodity businesses, and will focus on running these as efficiently as possible, maintaining the low unit operating costs emphasis and utilising "best practice" across the Billiton Group. BMM is also concerned with pursuing attractive growth opportunities within the traditional commodity divisions, where these offer acceptable risk-weighted levels of return.

BCAP brings together many of Billiton's existing initiatives that are concerned with new business or non-traditional mining opportunities. BCAP is tasked with seeking new initiatives and business opportunities, yielding returns higher than those usually associated with the metals and mining industry, in areas both within and related to Billiton's traditional business activities. It is intended that particular emphasis be given to reducing the amount of equity capital tied up in Billiton's business and to reducing the volatility of revenue streams, and thus enhancing Billiton's return on equity.

Billiton was listed on the London Stock Exchange in 1997 and is a constituent of the FTSE 100 Index. It has secondary listings on the Johannesburg and Paris stock exchanges.

Organisational Structure

The chart below summarises Billiton's organisational structure. Terms used in the chart are defined below.



Notes:

(1)   100 per cent. interests in holding companies and operations unless otherwise specified. In the case of mining and refining operations, only assets currently in production are shown.

(2)   Billiton Metais SA has a 14.8 per cent. interest in the bauxite mining company Mineração Rio do Norte SA ("MRN"), a 36 per cent. interest and a 46.34 per cent. interest in the Alumar refinery and the Alumar smelter, respectively, in Brazil and a 45.49 per cent. economic interest in the Valesul smelter, also in Brazil.

(3)   NV Billiton Maatschappij Suriname has a 76 per cent. interest in the bauxite mining joint venture and a 45 per cent. interest in the Paranam alumina refinery.

(4)   Worsley is an unincorporated joint venture between Billiton (86 per cent.), Kobe Alumina Associates (Australia) Pty Ltd (10 per cent.) and Nissho Iwai Alumina Pty Ltd (4 per cent.).

(5)   Billiton has a 47 per cent. interest in the Mozal aluminium smelter. The other investors in the project are Mitsubishi Holdings (25 per cent.), the Industrial Development Corporation (24 per cent.) and the Government of Mozambique (4 per cent.).

(6)   Richards Bay Minerals is a joint venture between Billiton and Rio Tinto plc.

(7)   Billiton has a one-third interest in Carbones del Cerrejon ("CDC") and in CZN S.A., which has a 50 per cent. share of the Cerrejon Zona Norte mine. The other partners are Anglo American plc and Glencore International AG., each with a one-third interest in these companies.

(8)   Rio Algom has a 33.6 per cent. partnership interest in the Highland Valley Copper mine in British Columbia, Canada.

(9)   Rio Algom has a 25 per cent. equity interest in the Alumbrera copper/gold mine in Argentina.

(10) Rio Algom has a 29.1 per cent. joint venture interest in the Bullmoose coal mine in north-eastern British Columbia, Canada.

Financial Overview

The following table provides a breakdown of the operating profit and turnover of the Billiton Group on a business by business basis (including trading of third party products) derived from Billiton's historical consolidated financial information included in Section 2.2. Investors should read the whole document and not just rely on key or summary financial data.

	Turnover[(1)(2)]			Operating profit[(1)(2)]		
	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998
	(US$ millions)					
Aluminium	2,357	2,160	2,679	431	275	377
Base metals	203	239	219	27	23	20
Coal	1,012	1,106	1,316	59	159	174
Nickel	497	287	322	140	(20)	28
Steel and ferroalloys	1,205	1,097	1,207	148	139	104
Titanium minerals	276	285	317	155	168	180
	5,550	5,174	6,060	960	744	883
New business and technology	—	—	—	(52)	(59)	(68)
Central items	—	—	—	(58)	(35)	5
Total	5,550	5,174	6,060	850	650	820

Notes:

(1) Including share of joint ventures' turnover and operating profit.

(2) Including turnover and operating profit from trading third party production of US$784 million and US$18 million, respectively (1999: US$854 million and US$5 million, respectively, and 1998: US$1,106 million and US$18 million, respectively).

Description of the Businesses

Aluminium

Billiton's aluminium business is active in every stage of the primary aluminium production process: bauxite mining, alumina refining and aluminium smelting. It is one of the world's major producers of both alumina and aluminium, with operations in Australia, Brazil, Mozambique, South Africa and Suriname.

Billiton produces alumina for its own use, as well as for sale to third parties. Its smelters produce ingot, primarily for export, whilst supplying value added products to domestic markets. Billiton also trades third party production of alumina and aluminium through its integrated marketing organisation based in The Hague, The Netherlands.

An overview of the ownership structure of Billiton's aluminium interests is summarised below, with volumes shown indicating 100 per cent. of the production capacity for each operation:

```
                                        Billiton

          South Africa    Brazil      Suriname     Australia    Mozambique

Bauxite
mining
                     14.8%          76%          86%
                      MRN          Lelydorp      Worsley
                    11,000ktpa     2,300ktpa    11,000ktpa

Alumina
refining
                     36%           45%           86%
                    Alumar        Paranam       Worsley
                    1,300ktpa     1,900ktpa     3,100ktpa

Aluminium
smelting
        100%    100%        46.3%    45.5%                      47%
      Bayside  Hillside   Alumar   Valesul                    Mozal
      180ktpa  500ktpa    370ktpa  95ktpa                     250ktpa
```

Bauxite mining operations consist of a 14.8 per cent. shareholding in Mineração Rio do Norte SA (''MRN'') in Brazil, one of the world's largest bauxite mines and the source of bauxite for the Alumar facility, a 76 per cent. share in a mining joint venture with Suralco (itself a joint venture between Alcoa Inc. and WMC Limited) operated by Billiton Maatschappij Suriname (''BMS'') in Suriname and an 86 per cent. share in the integrated Worsley bauxite mine/alumina refinery in Australia, one of the world's premier bauxite/alumina assets, with exceptionally low operating costs which have been further reduced by the current major expansion.

Billiton's alumina refining operations comprise a 36 per cent. interest in the Alumar refinery located in Brazil, a 45 per cent. share in the Paranam refinery joint venture in Suriname, which is operated by Suralco, and an 86 per cent. share in Worsley.

Billiton's aluminium production comprises the wholly-owned Bayside smelter and Hillside smelters which are both located in South Africa; a 46.3 per cent. interest in the Alumar smelter located in Brazil; a 45.5 per cent. economic interest in Valesul Aluminio SA, also located in Brazil; and a 47 per cent. interest in the Mozal aluminium smelter in Mozambique.

Mozal is the largest single investment ever made in Mozambique and is a world class, low-cost and high quality aluminium producer. The smelter produced its first metal six months ahead of schedule in June 2000. Production has achieved design capacity. The commissioning of the smelter is progressing ahead of expectations and should be completed before the end of the current financial year.

Reserves and Resources

The table below sets out the estimated bauxite ore reserves and mineral resources relating to each bauxite mining operation in which Billiton had an interest as at 1 January 2001.

Country/operation	Reserves				Resources[4]			
	Proved reserves million tonnes	Grade per cent. alumina	Probable reserves million tonnes	Grade per cent. alumina	Measured resources million tonnes	Indicated resources million tonnes	Total resources million tonnes	Billiton interest per cent.
Brazil								
MRN "Crude"	71.0		168.0		0.0	314.0		
Recovery (per cent.)	71.8		73.8			63.4		
MRN[1] "Washed"	51.0	48.9	124.0	50.4	0.0	199.0	199.0	14.8

Total reserves Brazil: 175.0 million tonnes @ 50.0 per cent. alumina

Suriname								
Lelydorp[2]	15.5	52.7	0.0	0.0	0.0	14.5	14.5	76.0

Total reserves Suriname: 15.5 million tonnes @ 52.7 per cent. alumina

Australia								
Worsley[3]	358.0	30.8	3.0	27.3	0.0	115.0	115.0	86.0

Total reserves Australia: 360.0 million tonnes @ 30.8 per cent. alumina

Notes:

(1) Mineração Rio do Norte SA reserves and resources tonnages and grades estimated for January 2001 are under review. The January 2000 estimate quoted above is based on washed ore (tonnage at 5 per cent. nominal moisture). Inferred resources total 460 million tonnes and have an expected recovery rate of 60 per cent.

(2) Lelydorp reserves and resources tonnages are quoted on a dry basis.

(3) Worsley Alumina Pty Ltd reserves and resources are quoted on a dry basis. Inferred resources total 85 million tonnes.

(4) The mineral resources are reported exclusive of those resources that have been modified to produce the ore reserves.

Financial Information

	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998
	(US$ millions)		
Turnover			
Own products	1,670	1,445	1,664
Third party products	687	715	1,015
Total turnover	2,357	2,160	2,679
Operating profit			
Own products	410	269	356
Third party products	21	6	21
Total operating profit	431	275	377
Net operating assets	3,036	2,680	2,585
Operating cash flow	489	426	412
Capital expenditure	400	390	105
Share of total operating profit	51%	42%	46%
Share of total net operating assets	45%	43%	49%

Production Information

	Attributable Production			Sales		
	Financial year ended 30 June 2000	**Financial year ended 30 June 1999**	**Financial year ended 30 June 1998**	**Financial year ended 30 June 2000**	**Financial year ended 30 June 1999**	**Financial year ended 30 June 1998**
	(thousand tonnes)					
Alumina						
Worsley	592	520	516	624	491	514
Paranam	857	807	792	850	800	794
Alumar	429	394	380	403	377	374
Total	1,878	1,721	1,688	1,877	1,668	1,682
Aluminium						
Hillside	494	501	504	494	502	507
Bayside	177	178	174	189	176	168
Alumar	171	168	162	172	167	162
Valesul	41	42	43	40	42	41
Total	883	889	883	895	887	878

Developments

The aluminium industry has undergone considerable restructuring during the past two years, with several major mergers and consolidations. The effect of these has been to raise barriers to entry and reinforce the drive to reduce costs. Continuing advances in smelting technology signal further potential for reduction in capital and operating costs. Against this changing structural background, Billiton's portfolio of low-cost, world class assets and pipeline of value-enhancing expansion projects leaves the Billiton Group strongly positioned as a supplier of raw materials in an expanding market.

In January 2001, Billiton announced that it had completed the US$1.49 billion acquisition of a 56 per cent. interest in Worsley from Alcoa Inc., taking Billiton's interest to 86 per cent. As a result, Billiton's total attributable alumina capacity has almost doubled to approximately 4 mtpa.

Approval has been sought, and is expected to be received within the current financial year for the feasibility proposal on a second 250 ktpa potline at the Mozal smelter. A feasibility study on the expansion of the Hillside smelter is expected to be submitted for approval in the last quarter of the current financial year.

Base Metals

Billiton's base metals business primarily comprises the assets acquired through the US$1.2 billion acquisition of Rio Algom, an international mining and metals distribution company based in Toronto, Canada, in October 2000. Integration of Rio Algom into Billiton is well advanced and is expected to be completed by the end of June 2001.

Rio Algom

Rio Algom produces copper cathodes and concentrates from mines in Chile, Argentina and Canada, and also has a strong portfolio of predominantly copper and zinc development assets in South America, which are set to be developed over the next few years.

Rio Algom's copper operations comprise the wholly-owned Cerro Colorado mine in northern Chile, a 33.6 per cent. partnership interest in the Highland Valley Copper mine in British Columbia and a 25 per cent. equity interest in the Alumbrera copper-gold mine in Argentina.

Copper projects include a 33.8 per cent. joint venture interest in the Antamina copper-zinc project in Peru nearing completion of construction and a 100 per cent. interest in the Spence copper project in northern Chile currently at the commencement of a feasibility study.

The 2000 calendar year attributable copper production of Rio Algom was 216 kt of metal (cathode and concentrate) and Rio Algom expects to substantially increase its annual copper production from its current level to 500 ktpa by 2005, primarily through its 33.8 per cent. interest in Antamina and the development of Spence.

Operations at the Antamina copper-zinc mine are expected to commence during the second quarter of calendar year 2001 with commercial production beginning in late calendar year 2001. Antamina is expected to be the third largest zinc and one of the top ten copper mines in the world. Pre-feasibility study work on the Spence copper project in Chile has been completed and a full feasibility study is expected to commence shortly.

Other assets acquired by Billiton as a result of the acquisition of Rio Algom comprise the wholly-owned Smith Ranch uranium business in the United States, a 25 per cent. royalty interest in the Polaris zinc-lead mine in Canada, the wholly-owned Nicolet zinc project near Crandon, Wisconsin in the United States and the 29.1 per cent. joint venture interest in the Bullmoose coal mine in north-eastern British Columbia, Canada. The North American Metals Distribution business, which was also owned by Rio Algom, is described under ''Billiton Capital'' below.

Other

Billiton owns Les Mines Selbaie (''Selbaie'') in Quebec, Canada and the Pering Mine (''Pering'') in South Africa's North West province. Both are open-pit operations with flotation mills producing concentrates for the custom smelting markets. The major commodity produced is zinc, with co-product copper at Selbaie and lead at Pering. The Selbaie copper concentrate also contains a significant amount of payable gold and silver. Both mines are nearing the end of their economic lives.

On 8 August 2000, Billiton and Corporación Nacional del Cobre de Chile (''Codelco'') signed an agreement, which established a 50/50 joint venture biotechnology company, Alliance Copper Limited (''Alliance Copper''), in order to develop and exploit tank-based leaching technologies for the processing of copper concentrates. Alliance Copper is currently developing a prototype bioleach facility at Codelco's Chuquicamata mine in order to assess the commercial applicability of the technology.

Reserves and Resources

The table below sets out mineral resource and ore reserve estimates of Billiton's base metals business as at 1 January 2001. In some instances it has not been possible to obtain January 2001 estimates and previous estimates have been used and noted accordingly. Where reserves and resources have been prepared on a basis other than in accordance with BORC1, this is noted below.

Country/operation	Reserves/ resources million tonnes[1]	Grade						Billiton interest per cent.
		Copper per cent.	Moybde-num per cent.	Zinc per cent.	Lead per cent.	Gold grams/ tonne	Silver grams/ tonne	
Argentina								
Alumbrera								25
Cut Off Grade (Cu Equiv.)		0.32						
Proved reserves	355	0.55				0.64		
Probable reserves	47	0.50				0.62		
Total reserves	402	0.54				0.64		
Canada								
Highland Valley Copper								33.6
Cut Off Grade (Cu Equiv.)		0.25						
Proved reserves								
Valley Mine	253	0.43	0.007					
Lornex Mine	83	0.37	0.011					
Probable reserves								
Valley Mine	29	0.49	0.003					
Lornex Mine	23	0.38	0.009					
Total reserves	388	0.42	0.008					

Country/operation	Reserves/ resources million tonnes[(1)]	Grade: Copper per cent.	Moybde-num per cent.	Zinc per cent.	Lead per cent.	Gold grams/ tonne	Silver grams/ tonne	Billiton interest per cent.
Selbaie								100
Proved reserves (Pit)	1.4	0.71		1.30	0.05	0.57	18	
Proved reserves (Stockpile)	7.9	0.29		1.20	0.06	0.26	20	
Probable reserves (Pit)	2.7	0.29		1.53	0.12	0.12	45	
Total reserves	12.0	0.34		1.28	0.07	0.26	25	
Chile								
Cerro Colorado								100
Cut Off Grade		0.5						
Proved & probable reserves[(2)]	194	1.0						
Spence								100
Cut Off Grade (sulphide)		0.4						
(oxide)		0.3						
Indicated resources[(2)]	398	1.0						
Peru								
Antamina								33.75
Cut Off Grade (Cu Equiv.)		0.7						
Proved reserves	313	1.30	0.030	1.06			14.1	
Probable reserves	246	1.15	0.028	0.99			13.2	
Total reserves	559	1.23	0.029	1.03			13.7	
South Africa								
Pering								100
Cut Off Grade				0.95				
Proved reserves	3.2			2.29	0.47			
Probable reserves	1.5			1.60	0.49			
Total reserves	4.7			2.07	0.48			

Notes:

(1) The mineral resources are reported exclusive of those resources that have been modified to produce the ore reserves.

(2) Rio Algom was acquired by Billiton in October 2000. The reserves and resources of these two properties are still under review and may not be fully BORC1-compliant. The reserves and resources shown above are taken from the Rio Algom, 20 March 2000 Annual Information Form. No adjustment has been made for exploitation.

Financial Information

	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998
	(US$ millions)		
Turnover			
— Own products	106	100	128
— Third party products	97	139	91
Total turnover	203	239	219
Operating profit			
— Own products	30	24	23
— Third party products	(3)	(1)	(3)
Total operating profit	27	23	20
Net operating assets	(2)	21	31
Operating cash flow	42	39	44
Capital expenditure	2	3	2
Share of total operating profit	3%	4%	2%
Share of total net operating assets	0%	0%	1%

	Production[1]			**Sales**		
	Financial year ended 30 June 2000	**Financial year ended 30 June 1999**	**Financial year ended 30 June 1998**	**Financial year ended 30 June 2000**	**Financial year ended 30 June 1999**	**Financial year ended 30 June 1998**
Selbaie						
Copper (kt)	13.5	18.9	14.2	15.6	18.2	13.7
Zinc (kt)	44.6	48.5	56.1	44.8	47.7	56.6
Gold ('000 oz)	33.6	65.5	36.5	44.3	59.2	42.2
Silver ('000 oz)	2,646	2,812	2,349	3,005	2,413	2,424
Pering						
Zinc (kt)	20.7	21.1	26.2	20.6	21.4	26.2
Lead (kt)	6.1	6.1	5.7	7.6	6.4	3.8

Note:

(1) *Production at Selbaie and Pering is in the form of concentrate. The table shows the contained payable metal. Gold and silver are treated as by-products and credited against operating costs.*

Developments

In November 2000, Billiton acquired the La Granja copper deposit in Northern Peru from Cambior Inc. of Canada for a net consideration of US$35 million. Scoping studies are currently underway.

A joint venture agreement was signed on 6 June 2000 with the Yunnan LanPing Non-Ferrous Metals Company, providing Billiton with access to the LanPing zinc and lead resource in Yunnan Province, China, one of the largest undeveloped zinc resources in the world. A pre-feasibility study has been completed and a decision to proceed with a full feasibility study is expected by mid calendar year 2001.

Coal

Billiton's coal business, one of the world's largest exporters of steaming coal, comprises Ingwe Coal Corporation Limited (''Ingwe''), which operates eight mines in South Africa; Coal Operations Australia Limited (''COAL''), with two operations located in Australia; and the recently acquired interests in two mines in Colombia. All export marketing is co-ordinated through the Billiton coal marketing office in The Hague, The Netherlands.

Ingwe

Ingwe is one of the largest coal companies in the world. It is South Africa's largest coal producer, producing approximately 30 per cent. of South Africa's coal output. For the financial year ended 30 June 2000, it had sales of approximately 66.1 million tonnes and managed, for itself and its joint venture partners, the production of around 80.1 million tonnes of coal. Ingwe has a 39.5 per cent. interest in the Richards Bay Coal Terminal Company Limited in South Africa. This coal terminal is among the largest and most efficient of its kind in the world and provides Ingwe with the infrastructure required for exporting to overseas markets.

COAL

COAL produced 5.1 million tonnes of saleable coal in the financial year ended 30 June 2000. It is expected that COAL's production will increase substantially when the project to develop the Mount Arthur North mine in New South Wales, Australia, which is awaiting development consent, is completed. This mine is expected to commence production in the calendar year 2002 and, at full production, is expected to produce between 12-15 mtpa saleable output. In addition, COAL also has a number of exploration interests in Australia.

Colombia

In September 2000, Billiton acquired a one-third interest in Carbones del Cerrejon S.A. (''CDC''), leaving its ownership shared equally between Billiton, Anglo American plc (''Anglo American'') and Glencore International AG (''Glencore''). CDC owns and operates the Cerrejon Central mine, which has a capacity of around 3 mtpa of high quality export steaming coal. A feasibility study is currently underway to evaluate a significant capacity increase. A decision in this respect is likely to be taken in the first half of calendar year 2001.

In November 2000, CZN SA, a consortium owned equally by Billiton, Anglo American and Glencore acquired the Colombian government's 50 per cent. share of Cerrejon Zona Norte, the largest open-pit coal mine in Latin

America. Intercor, a wholly-owned subsidiary of ExxonMobil Corporation of the United States, owns the other 50 per cent. of Cerrejon Zona Norte and is the mine operator.

Current production from Cerrejon Central and Cerrejon Zona Norte totals some 22 mtpa.

Reserves and Resources

The table below shows Billiton Coal's estimated coal reserves and resources as at 1 January 2001. Where reserves and resources have been prepared on a basis other than in accordance with BORC1, this is noted below.

Country/operation	Mine type[10]	Coal type[1]	Coal Reserves[3] Recoverable[2] reserves million tonnes	Calorific value[4] MJ/kg	Sulphur[4] per cent.	Coal Resources[6] Measured resources million tonnes	Indicated resources million tonnes	Total resources million tonnes	Billiton interest per cent.
South Africa									
Operating Mines									
Delmas	UG	D	4.0	23.0	0.90		5.1	5.1	100
Douglas	UG/OCt	D/E	273.8	25.3	0.82	403.9	10.2	414.1	83
Khutala	UG/OCt	D	562.2	18.7	1.10	134.6		134.6	100
Koornfontein	UG	D/E	40.3	24.2	1.00	117.7	162.1	279.8	100
Middelburg	OC	D/E	280.6	23.6	1.10	200.4		200.4	83
Optimum	OC	D/E	237.7	23.2	0.90	156.2		156.2	100
Rietspruit	OC/UG	D/E	8.3	23.4	1.00	155.6	3.1	158.7	50
ZAC[5]	UG/OCt	Anth.	6.2	27.3	1.20	14.1	4.0	18.1	100
Sub-Total			1,413.1			1,182.5	184.5	1,367.0	
Projects									
Leandra North	UG	D/E	215.2	23.1	1.10	100.0	653.0	753.0	100
Leandra South	UG	D					474.0	474.0	100
Khutala 5 Seam	OC/UG	D					138.0	138.0	100
Klipfontein	OC	D				78.7		78.7	100
Rem. Block IV	UG	D					189.1	189.1	50
Weltevreden	OC/UG	D					467.0	467.0	100
Sub-Total			215.2			178.7	1,921.1	2,099.8	
Undeveloped[11]									
Pegasus	OC	D	9.9	24.5	1.00				100
Union	OC	D	87.0	23.0	0.90				100
Miscellaneous[12]	UG	D				50.3	7,267.2	7,317.5	
Sub-Total			96.9			50.3	7,267.2	7,317.5	
Total South Africa			1,725.2			1,411.5	9,372.8	10,784.3	
Australia									
Operating Mines									
Bayswater	OCt	D/E	80.1	24.5	0.5	40.0	554.0	594.0	100
Wallarah JV[7]	UG		—	—	—	—	—	—	80
Sub-Total			80.1			40.0	554.0	594.0	
Projects									
Mount Arthur North	OCt	D/E	265.0	23.8	0.77	447.0	91.0	538.0	100
Wyong	UG	E				219.0	1,127.0	1,346.0	78
Togara South	UG	E				304.0	557.0	861.0	100
Sub-Total			265.0		23.8	0.77	970.0	1,775.0	2,745.0
Total Australia			345.1			1,010.0	2,329.0	3,339.0	
Colombia									
Operating Mines									
Cerrejon Zona Norte[8]	OCt		981	23.2	0.8				16.7
Carbones de Cerrejon[9]	OCt		157	24.5	0.7	124.0	47.0	171.0	33.3
Total Colombia			1,138.0			124.0	47.0	171.0	

Notes:

(1) D = Domestic supply of thermal coal, E = Export supply of thermal coal, and Anth. = Domestic and Export supply of anthracite.

(2) Recoverable Reserves = Proved plus Probable reserves.

36

(3) Tonnes and quality quoted on an air-dry basis.

(4) Calorific value (CV) and Sulphur (S) quoted on an unbeneficiated basis.

(5) ZAC = Zululand Anthracite Colliery.

(6) The coal resources are reported exclusive of those resources that have been modified to produce the ore reserves.

(7) Reserves and resources for Wallarah J.V. are not included since it is targeted for disposal. (See Developments below.)

(8) The interest in Cerrejon Zona Norte was acquired by Billiton in November 2000. The reserves and resources shown above are still under review and may not be fully BORC1-compliant.

(9) The interest in Carbones del Cerrejon was acquired by Billiton in September 2000. The reserves and resources shown above are still under review and may not be fully BORC1-compliant.

(10) OC = Open cast, OCt = Open cut, UG = Underground. In the case of projects and undeveloped properties, mine types shown above are only proposed.

(11) These resources have been evaluated to pre-feasibility level but remain low in priority in the project development pipeline.

(12) This is made up primarily of resources in the Free State, Mpumulanga and in the Springbokvlakte of the Northern Province.

Financial Information

	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998
	(US$ millions)		
Turnover	1,012	1,106	1,316
Operating profit	59	159	174
Net operating assets	1,236	1,205	1,024
Operating cash flow	176	234	240
Capital expenditure	167	273	164
Share of total operating profit	7%	24%	21%
Share of total net operating assets	18%	19%	19%

Production Information

	Attributable Production			Sales		
	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998
	(million tonnes)			(million tonnes)		
South Africa						
Export				25.8	25.1	25.3
Local Utility				34.9	36.4	35.5
Inland				5.4	5.3	6.3
Total	66.3	69.2	67.2	66.1	66.8	67.1
Australia						
Export				4.1	4.2	4.2
Local Utility				—	—	—
Inland				1.0	0.7	0.7
Total	5.1	4.7	4.7	5.1	4.9	4.9
Total	71.4	73.9	71.9	71.2	71.7	72.0

Developments

The process of consolidation in the world coal industry continues, with a number of non-core players in the process of exiting the industry. Billiton is reviewing the opportunities as they arise.

South Africa — The successful rationalisation of Koornfontein and Douglas during the financial year to 30 June 2000 contributed towards Ingwe being well positioned to remain at the bottom end of the cost curve.

Australia — The Mount Arthur North coal project in New South Wales is progressing according to schedule with the receipt of development consent being the next milestone. The decision to divest the Wallarah joint venture in New South Wales has recently been taken as a result of Billiton Coal's focus on larger mining operations.

Nickel

Billiton's nickel business comprises the Cerro Matoso mine and ferronickel smelter in Colombia, and the Yabulu nickel and cobalt refinery in Queensland, Australia, together with a number of nickel exploration and development projects, including the Ravensthorpe Nickel Project in Western Australia.

In 1997, Billiton merged its 99.8 per cent. interest in Cerro Matoso SA ("CMSA") with the nickel and cobalt operations of QNI Limited. The minority interests in QNI Limited were purchased by Billiton in 1998, making it a wholly-owned subsidiary of Billiton.

CMSA operates an integrated ferronickel mining and smelting complex in northern Colombia which is one of the world's major lateritic nickel operations. The ore body on which the mine is based is of high quality, with an average grade of 2.3 per cent. nickel, and will support planned production at least to the year 2017. Recent completion of the second production line at Cerro Matoso is expected to double capacity to 55,000 tpa of contained nickel within the next 15 months.

The Yabulu refinery is one of the major lateritic nickel-cobalt processing plants in the world, treating ore imported from third party mines in New Caledonia, Indonesia and the Philippines. With a nickel production capacity of around 30,000 tpa and a cobalt production capacity of approximately 2,000 tpa, Yabulu produces a range of high purity nickel and cobalt products.

Reserves and Resources

The table below sets out information on estimated nickel mineral resources and ore reserves as at 1 January 2000.

Cerro Matoso

	Million tonnes	Grade per cent. nickel
Ore reserves[4]		
Proved	25.4	2.38
Probable	14.5	2.16
Total	39.9	2.30
Mineral resources[4]		
Indicated resources	3.9	2.84

Notes:

(1) Reserves are estimated on the basis of a 1.5 per cent. nickel cut off grade.

(2) All tonnages are quoted on a dry basis.

(3) The mineral resources are reported exclusive of those resources that have been modified to produce the ore reserves.

(4) The mineral resource and ore reserve models at CMSA are under review. The estimate above is as at 1 January 2000. No adjustment has been made for exploitation during the year.

Financial Information

	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998
	(US$ millions)		
Turnover	497	287	322
Operating profit	140	(20)	28
Net operating assets	1,172	921	915
Operating cash flow	184	17	82
Capital expenditure	314	55	32
Share of total operating profit	16%	(3)%	3%
Share of total net operating assets	17%	15%	17%

Production Information

	Production			Sales		
	Financial year ended 30 June 2000	**Financial year ended 30 June 1999**	**Financial year ended 30 June 1998**	**Financial year ended 30 June 2000**	**Financial year ended 30 June 1999**	**Financial year ended 30 June 1998**
	(thousand tonnes)					
Nickel — CMSA	28.9	28.3	27.1	28.6	27.8	27.4
Nickel — Yabulu	25.2	25.6	26.9	26.6	25.4	26.5
Nickel — Total	54.1	53.9	54.0	55.2	53.2	53.9
Cobalt — Yabulu[1]	1.6	1.6	1.3	1.5	1.5	1.4

Note:

(1) *Cobalt is treated as a by-product and credited against operating cost.*

Developments

In November 1999, QNI entered into an agreement with Comet Resources NL (''Comet'') to participate in the Ravensthorpe Nickel Project (''Ravensthorpe'') in Western Australia, which comprises a proposed laterite nickel mine and acid pressure leaching plant and an associated expansion at Yabulu to refine the arising intermediate product. After extensive evaluation, a joint venture agreement was concluded with Comet in May 2000, whereby QNI acquired a 40 per cent. interest in Ravensthorpe from Comet for approximately US$22 million, adding a further 10 per cent. in September 2000 following a sale by a third joint venture partner. QNI has recently announced its intention to acquire the remaining 50 per cent. in Ravensthorpe at a cost of US$14 million, plus the cancellation of its 19.7 per cent. interest in Comet. This is subject to Comet shareholder approval, which is expected by July 2001.

A detailed feasibility study for Ravensthorpe and the complementary expansion of the Yabulu refinery is due to be completed in the second half of 2001. Commissioning could commence from mid 2004 with expected major cost savings at Yabulu, arising from the additional throughput of 30,000 to 35,000 tpa of nickel.

An acid pressure leach pilot plant to test all facets of the Ravensthorpe circuit was constructed in conjunction with Lakefield Oretest of Canada in November 2000.

World-wide exploration is continuing in both laterite and sulphide regimes. At the San Felipe laterite project in Cuba, in which Billiton holds a 75 per cent. interest, pre-feasibility studies have commenced, with pressure leaching metallurgical testwork indicating good recoveries. In Canada, drilling has commenced on the Lac Gayot project in Quebec, a 50 per cent. joint venture with Virginia Gold Mines Inc., and results from sulphide intersections are being evaluated.

Steel and Ferroalloys

Billiton's steel and ferroalloys business embraces mining and the beneficiation and marketing of mainly manganese ore and alloys, chrome ore and alloys, and manganese metal and stainless steel. The businesses principally comprise a 60 per cent. interest in a global chrome and manganese joint venture created with Anglo American. The businesses covered by the joint venture comprise Samancor Limited (''Samancor''), Groote Eylandt Mining Co Pty Limited (''GEMCO'') and Tasmanian Electro Metallurgical Company (Pty) Limited (''TEMCO''). The majority of output is sold to the global steel industry.

Samancor is one of the world's largest integrated producers of chrome and manganese ores and ferroalloys, with plants located in South Africa. The chrome and manganese operations are managed as separate businesses within Samancor. Samancor also holds a one-third interest in Columbus, a South African stainless steel joint venture, giving Billiton an effective 20 per cent. interest.

GEMCO and TEMCO were acquired by Billiton and Anglo American from BHP in December 1998. Billiton's share of the cost was US$236 million. GEMCO produces various grades of manganese ore for metallurgical and chemical uses and its mining operations are situated on the island of Groote Eylandt off the east coast of the northern territory of Australia. TEMCO produces approximately 230 ktpa of manganese alloys from its plant established near Launceston, Tasmania.

Reserves and Resources

The tables below set out Billiton's estimated reserves and resources of manganese and chrome ore as at 1 January 2001.

Manganese

Country/operation	Ore Reserves[3]				Mineral Resources[4][5][6]			
	Proved reserves million tonnes	Grade per cent. manganese	Probable reserves million tonnes	Grade per cent. manganese	Measured resources million tonnes	Indicated resources million tonnes	Total resources million tonnes	Billiton interest per cent.
South Africa[1]								
Operating mines								
Wessels	2.4	48.0	17.8	48.0	5.1	39.6	44.7	60
Mamatwan[2]	28.6	37.6	17.5	37.6	31.0	19.0	50.0	60
Total	31.0		35.3		36.1	58.6	94.7	

Total reserves South Africa: 66.3 million tonnes

Australia								
Operating mines								
GEMCO[3] "ROM"	48.8	40.0	44.9	40.0	60.6	59.2	119.8	60
Yield (per cent.)	43.0		42.5					
GEMCO[3]	20.8	48.3	18.9	47.9				
"Washed"								

Total reserves Australia: 39.7 million tonnes

Notes:

(1) *In South Africa, current manganese reserves and resources are based on 25 year mining areas specified in lease applications and directly associated with current operations. Notification has been received that these areas would most likely be granted in terms of Government policy as indicated in the White Paper on Minerals and Mining and in the Minerals Development Bill published at the end of 2000.*

(2) *Inferred resources at Mamatwan mine total 31.5 million tonnes.*

(3) *GEMCO reserves and resources tonnages and grades are based on washed ore. Reserves and resources are quoted on a 40 per cent. manganese cut off grade and 1.0 metre minimum thickness.*

(4) *GEMCO inferred resources total 92.8 million tonnes.*

(5) *All tonnages are quoted on a dry basis.*

(6) *Measured and indicated resources are reported inclusive of the mineral resources modified to produce the ore reserves.*

Chrome

Country/operation	Ore Reserves[3]				Mineral Resources[2][3]			
	Proved reserves million tonnes	Grade per cent. chrome	Probable reserves million tonnes	Grade per cent. chrome	Measured resources million tonnes	Indicated resources million tonnes	Total resources million tonnes	Billiton interest per cent.
South Africa								
Operating mines								
Western Chrome	12.6	41.6	16.7	41.6	104	54	158	60
Eastern Chrome	7.2	42.7	28.8		83	126	209	60
Undeveloped[1]			5.8		9	182	191	60
Total	19.8		51.3		196	362	558	

Total reserves: 71.1 million tonnes

Notes:

(1) *Inferred resources held by Western Chrome, Eastern Chrome and in the, as yet, undeveloped areas total 356 million tonnes.*

(2) *Measured and indicated resources are reported exclusive of the mineral resources modified to produce the ore reserves.*

(3) *The tonnage figures are quoted on a dry basis.*

Financial Information

	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998
	(US$ millions)		
Turnover	1,205	1,097	1,207
Operating profit	148	139	104
Net operating assets	1,230	1,221	759
Operating cash flow	179	165	203
Capital expenditure	64	102	110
Share of total operating profit	17%	21%	13%
Share of total net operating assets	18%	20%	14%

Production Information

	Saleable Production		
	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998
	(thousand tonnes)		
Manganese ores (including sinter)	3,600	2,659	2,086
Manganese alloys	676	569	409
Chrome ores	3,726	3,455	3,240
Chrome alloys	1,055	947	935

Developments

As a consequence of the rise in LME nickel prices during the financial year ended 30 June 2000, there was a significant increase in the availability of stainless steel scrap, which resulted in lower demand for virgin chrome units. This coincided with the normal third quarter slowdown in stainless steel production, which was exacerbated by some stainless steel de-stocking. The excess availability of chrome units (both scrap and virgin), resulted in Samancor Chrome switching off two 24 MW Ferrometals furnaces, two 18 MW Palmiet furnaces and four 30 MW furnaces at Tubatse, which have a combined installed capacity of 350 ktpa, during the period August to December 2000. These furnaces had the highest costs and required maintenance. A further factor leading to this decision was the discovery of indications of furnace lining failures at three of the furnaces. The furnaces will be assessed after decommissioning to establish whether new furnace linings should be ordered. These furnace shutdowns have allowed for improvement on the company's management and cost structures at the three plants.

A joint venture between Samancor and Xstrata is currently in development. The joint venture production facility, which will utilise Samancor Chrome's Kroondal ore reserve, will comprise two new 45 MVA submerged arc furnaces with an annual capacity of 170 ktpa and will be erected at Xstrata's Wonderkop site, at an expected total capital cost of around US$40 million, of which Samancor's share is US$20 million. This plant is expected to have one of the lowest costs of production in the industry and is projected for commissioning during the third quarter of 2001.

The construction of a 520 ktpa pelletising plant at Tubatse is currently underway at a projected cost of US$30 million, which should improve efficiency and increase ferrochrome alloy production by 50 ktpa. The project is expected to be commissioned in 2002.

Titanium Minerals

Billiton's interest in titanium minerals consists of a 50 per cent. holding in Richards Bay Minerals ("RBM") involving the mining of heavy mineral sands to produce ilmenite, natural rutile and zircon and the beneficiation of ilmenite to produce titanium slag and high purity iron. The business is jointly owned with Rio Tinto plc ("Rio Tinto"). RBM's operations are located at Richards Bay in the province of KwaZulu-Natal, South Africa. RBM

beneficiates the ilmenite to produce titanium dioxide slag and high purity iron. RBM is the world's largest producer of chlorinatable titanium dioxide slag as well as the largest single producer of titanium dioxide slag overall.

As at 30 June 1997, RBM had rights to over 1 billion tonnes of heavy mineral sands resources (equivalent to proved and probable reserves of 27.66 million tonnes of titanium dioxide slag) — sufficient to sustain mining for at least 25 years as at 30 June 1997. Since that time, production has been in line with expectations at about 1 mtpa of titanium dioxide slag, indicating that there are currently sufficient reserves for at least a further 20 years production at this rate. The commercial basis on which reserves are currently estimated does not differ materially from the basis applied in June 1997.

Titanium Reserves

The following table sets out RBM's titanium dioxide ore reserves as at 30 June 1997:

	Million tonnes
Titanium dioxide slag[1]	
Proved[2]	6.96
Probable	20.70
Total	27.66

Notes:

(1) These figures are expressed in terms of the recoverable quantity of marketable products.

(2) Reserves are only determined or proved in advance as is required for mine planning purposes.

Financial Information

	Financial year ended 30 June 2000	Financial year ended 30 June 1999	Financial year ended 30 June 1998
	(US$ millions)		
Turnover	276	285	317
Operating profit	155	168	180
Net operating assets	261	249	211
Share of total operating profit	18%	26%	22%
Share of total net operating assets	4%	4%	4%

Developments

The fifth sand mining plant, Mining Plant E, was completed under budget in November 1999. The plant achieved full capacity early in calendar year 2000. This plant, along with an expansion to Mining Plant A completed in 1999, will allow RBM to maintain an annual titanium slag output of one million tonnes as ore grades gradually decline. The new mining plant is fully commissioned and operating at design capacity.

Construction of a plant to further upgrade the quality of a portion of RBM's zircon was started in the calendar year 1999. Product from this plant will be directed towards the most demanding ceramic applications.

Other Investments

On 26 July 2000, Billiton announced the acquisition of 67 per cent. of the total capital (including 39.06 per cent. of the voting shares) of Sweet River Investments Limited (''Sweet River'') for US$327 million from Bank of America. Sweet River's only assets comprise 11.56 per cent. of Valepar SA (''Valepar''), the controlling shareholder of Companhia Vale do Rio Doce (''CVRD'') of Brazil and a put option on its Valepar shares to Companhia Siderurgica Nacional (''CSN''). The acquisition agreement with Bank of America provided that, subject to appropriate waivers being obtained from the other Valepar shareholders, Sweet River's voting and non-voting shares would be consolidated so that Billiton would then have a 66.97 per cent. voting interest in Sweet River.

This acquisition resulted in an effective holding of 7.74 per cent. of Valepar's share capital and 2.1 per cent. of CVRD's total capital. It provided Billiton with its first participation in the iron ore industry, together with any benefits which may flow from future developments at CVRD. Sweet River has a right to put its Valepar shares to CSN at any time between May 2002 and May 2004, a right which Billiton believes reduces the risk associated with the transaction. This put option was written by CSN in May 1997 and accrues at LIBOR plus 1 per cent. compounded semi-annually. Based on CSN's filings with the United States Securities and Exchange Commission, the amount payable under the put option for the 66.97 per cent. interest was approximately US$320 million as at 1 June 2000.

Billiton Capital

Billiton Capital ("BCAP") brings together many of Billiton's existing initiatives that are concerned with new business or non-traditional mining opportunities and incorporates the metals distribution business acquired as part of Rio Algom, together with Billiton's exploration, technology and marketing businesses.

North American Metals Distribution

North American Metals Distribution ("NAMD") is one of the largest speciality metals distribution businesses in North America with 52 service centres in the US and Canada, trading as Vincent Metals Goods and Atlas Ideal Metals, respectively. Sales of stainless steel and aluminum account for almost 80 per cent. of NAMD's revenues. Operating profit for the period from acquisition in October 2000 to 31 December 2000 was US$7 million.

Exploration and Development

In April 1999, Billiton restructured its exploration and development ("E&D") activities, reducing expenditure and seeking to participate in high-quality, later-stage opportunities brought to the Billiton Group by third parties, often the so-called "junior" exploration companies. In this way, Billiton obtains leverage for its exploration funds, magnifying access to technical skills and insights, and to prospective geological environments. The net effect of this is to increase Billiton's exposure to exploration disproportionately to its expenditure. A number of such agreements have already been entered into in Canada, South and Central America, and Australia, of a type and quality previously sought by Billiton in its own early-stage programmes. Other similar opportunities are currently on offer and are being assessed.

There remain large prospective areas where major mining companies may have a competitive advantage, and in such areas Billiton maintains self-operated exploration programmes. In these programmes, wherever possible and advantageous to Billiton, the focus has shifted to the identification of prospects with already demonstrated resources where Billiton's technical, managerial and financial capabilities allow entry on favourable terms.

Billiton's exploration and development activity is principally focused on five regions — Europe/Africa/Middle East, Australasia, North America, Latin America and China — with managers based in London, Melbourne, Vancouver, Santiago and Beijing having responsibility for exploration and development activities in their region, including in some cases, such as China and Latin America, providing support to the Billiton Group's existing businesses.

Since September 1998, Billiton Group companies (including Rio Algom) have entered into some seventy separate arrangements involving exploration prospects in Australia, Botswana, Burkino Faso, Canada, Chile, China, Ecuador, Honduras, Ireland, Mexico, Namibia, Peru, Sweden, Tunisia, the United States and Zambia.

Minerals Technology

Billiton is a leader in bioleaching technologies for treating refractory sulphide, gold, copper, zinc and nickel ores. The commercial success of BIOX® processes for extracting gold has led to the development of similar technologies for the recovery of copper, nickel and zinc (BioCOP®, BioNIC® and BioZINC®). In particular, significant advances have been made in the development of a high temperature version of the technology which employs so-called thermophilic micro-organisms. This has particular significance in the recovery of copper from primary chalcopyrite ores, which constitute the bulk of the world's undeveloped copper resources. Billiton has constructed a full-scale test reactor to prove the industrial viability of this new innovation at a cost of US$2 million.

Marketing

A review of the Billiton Group's marketing and trading operations was conducted in 1999. It was decided that these will operate in future under a single Billiton service brand to strengthen the Billiton Group's position in the

market. Billiton has since co-located its marketing activities to The Hague, The Netherlands, to benefit from shared marketing and trading systems and infrastructure and to promote best practice across the Billiton Group. With effect from 1 July 1999, each commodity business has retained ownership of the marketing activities for their own product segments and will report marketing results within its business report.

e-commerce Initiatives

Initiatives to gain synergies through common systems including "e-enablement" and customer relationship management are being progressed using low-cost but effective tools. In relation to e-market places, Billiton has several interesting opportunities to capitalise on the liquidity of its production, and is aiming to reach agreement with high calibre and like-minded counterparties.

In October 2000, Billiton announced that it had signed a memorandum of understanding with Accel-KKR and industry participants to build independent global e-marketplaces for trading a broad range of commodities. These parties, together with additional industry shareholders in each individual commodity, would harness their global volumes and Internet technologies to establish neutral, open and liquid e-marketplaces. These marketplaces will benefit all industry participants by reducing transaction costs, increasing price transparency, and enabling forward markets. A shareholders' agreement was signed on 26 February 2001. Billiton, together with Glencore and Rio Tinto, will provide product liquidity to the e-marketplaces, while Accel-KKR, a leading partner for traditional companies seeking to create powerful online businesses, will provide technical and business-building expertise.

On 23 October 2000, Billiton, Accel-KKR, Anglo American, Glencore and Rio Tinto also announced their first e-marketplace, Global Coal (www.globalcoal.com), which will target the coal industry. A number of important consumers, including Enel, EPDC and TXU Europe have agreed to join Global Coal as founding shareholders. The parties also plan to pursue other e-marketplace opportunities in base metals, bulk ores and bulk alloys. Billiton will retain the flexibility to use all modes of procurement, including the mining industry e-portal known as the "Mining and Metals Marketplace".

Central Group Functions

Corporate Finance

Billiton corporate finance is tasked with the evaluation and execution of major corporate transactions. It is responsible for appropriate structuring of the Billiton balance sheet and raising of equity capital for the Billiton Group. Corporate finance also provides services to the operating divisions regarding the evaluation and structuring of projects and operates from offices in both London and Johannesburg.

Treasury

The central treasury operation arranges the liquidity and funding requirements of the Billiton Group. It also provides foreign exchange, money market and risk management services to companies within the Billiton Group.

The foreign exchange operation provides a foreign exchange facility for the Billiton Group companies, converting sufficient foreign currency receipts into local currencies to cover local costs. The operation also enters into forward exchange or other hedging contracts for Billiton Group companies as requested by such companies. Such transactions are carried out solely for the purpose of hedging future foreign exchange exposures of the Billiton Group's operating businesses.

The money market operation invests cash held by Billiton Group companies in the money markets or capital markets. Billiton Group companies are paid a market rate of interest on such deposits by the central treasury operation.

The central treasury operation retains any income, and takes the risk, in respect of any spread between the market rates for transactions carried out on behalf of Billiton Group companies and the rates actually earned by it in foreign currency or money market transactions. It also provides detailed reporting to the companies of the trades carried out on their behalf. The central treasury operation charges certain fees to the operating companies for these services.

Risk Management

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee ("FRMC") of the Billiton Group.

The FRMC, which meets monthly, receives reports on, amongst other matters: financing requirements for both existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and reports on market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various risk exposures of the Billiton Group.

On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments (or other methods such as insurance or risk sharing arrangements) or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk. In addition, where risks can be mitigated by insurance then the FRMC will decide whether such insurance is appropriate and cost-effective. Its decisions may be implemented directly by group management or may be delegated from time to time to be implemented by the management of the production operations.

Environment, Health and Safety Issues (including Social and Community)

Corporate Governance — A sub-committee of the Board of Directors of Billiton (the ''HSE Committee'') is responsible for formulating the Billiton Group policy for environmental, health and safety (''HSE'') issues as they affect the Billiton Group's world-wide operations. The Board, in turn, is responsible for establishing this policy and has given the HSE Committee a clear mandate to minimise risks and drive improvement in HSE performance across the Billiton Group. The HSE Committee, which is chaired by David Brink, meets quarterly and, together with external evaluators, undertakes independent reviews and provides the Board with objective evaluations, highlighting areas of practice that do not meet Billiton's standards, and prioritising these areas for review. The majority of the members of this committee are independent international experts on HSE matters.

As an indicator of independent assurance, the Billiton Group participates in the UK Business in the Environment (''BiE'') index, in which it was rated 27th overall out of the companies in the FTSE 100 for 2001.

All Billiton Group operations are required to comply with Billiton's HSE policy, which has been reviewed and re-issued in 2001. This states:

''The Billiton Group is committed to applying the principles of sustainable development in its business activities. In order to achieve excellence in health, safety, environmental and social programmes, every Group Company shall:

- comply, as a minimum, with all legal requirements and international conventions, and strive to achieve international best practice in HSE matters;

- implement health, safety and environmental management systems consistent with internationally recognised standards;

- ensure that all those employed work in healthy and safe conditions;

- in pursuing the efficient use of natural resources, minimise the impact of its activities on the environment, including biodiversity;

- engage all stakeholders in open communication and dialogue.''

Billiton produces a stand-alone Health, Safety, Environment and Communities Report, which is externally verified, on matters that affect the Billiton Group. This report is distributed with the annual report and is also published on the Billiton website, www.billiton.com.

Environmental, Health and Safety Issues — By their nature, the Billiton Group's activities give rise to a number of risks and issues. However, Billiton believes that the Billiton Group's operations are substantially in compliance with all material applicable requirements.

Billiton's business operations are subject to various laws and regulations relating to environmental, health and safety issues. Although the scope of such laws varies across Billiton's different operations, this is not regarded as materially significant, as practices are in place to ensure that, as a matter of policy, legal compliance represents only a minimum standard. Similarly, as regulatory standards tend to become more stringent, the adoption of best practice across the Billiton Group ensures management of these changes.

Health and Safety — At present, more that 80 per cent. of the Billiton Group's operations work to the BS8800 standard or the OHSAS18001 international guideline. The target is 100 per cent. by 2004. The corporate HSE department conducts independent corporate systems reviews.

The Billiton Group is committed to taking proactive steps towards eliminating loss of life and preventing accidents. Twelve employees lost their lives at work in 2000, compared with 18 in 1999 and 24 in 1998. Since 1 July 2000, 8 fatalities have been recorded. The lost time injury frequency rate in 1997/98 was 5.5 (per million hours), which has been reduced by 38 per cent. to its current 3.43 (per million hours). This rate includes all employees and contractors. The principal causes of fatality and injury are continuously analysed and, where appropriate, best practice guidance is developed.

Environment — Billiton expects each of its operations to implement internationally accepted management systems (ISO 14001) for the environment. To date, 42 per cent. of its operations have achieved ISO 14001 certification and a target of 60 per cent. has been set for the end of the current financial year.

To ensure transparent and responsible conduct, operating companies are required to record all complaints received regarding any aspect of their operations, and to deal with them promptly to resolve the situation. A total of 110 complaints, essentially noise and dust related, were received during the financial year ended 30 June 2000. Over 75 per cent. of these issues were resolved during the same period, including all those of material consequence.

Rehabilitation — Billiton recognises that land use is a significant aspect of operations, and has a policy of ensuring that rehabilitation is planned and financed from the early stages of any operation. An annual review of rehabilitation progress is conducted, in compliance with accounting standard FRS12.

Progressive rehabilitation is undertaken by operations wherever possible. Over 2,000 hectares of land were disturbed during the financial year ended 30 June 2000. More than 570 hectares of land were rehabilitated during the same period and an additional area of 650 hectares is earmarked for rehabilitation during the current financial year.

Social and Community — Billiton maintains a commitment to working with the communities with which it is associated around the world.

This is achieved through the formation of various trusts and foundations, as well as activities directly linked to operations. For example, Billiton's development trust in Mozambique has, in co-operation with the World Health Organisation and the governments of Mozambique, Swaziland and South Africa, implemented a malaria control programme. HIV/AIDS places a burden on both economic development and society, particularly in Southern Africa. Billiton has adopted a strategy to address key areas in this regard, including social issues, employee care and support, education and condom provision and distribution, in order to minimise the impact of HIV/AIDS on the region in general and its operations in particular.

2.2   Financial Information on Billiton

(a)   Billiton Financial Information for the Three Years Ended 30 June 2000

The consolidated financial information in this Section 2.2(a) for the three years ended and as at 30 June 2000 and 30 June 1999 has been extracted from Billiton's audited statutory accounts for the years ended 30 June 1999 and 30 June 2000 without material adjustment. The consolidated financial information for the year ended and as at 30 June 1998 included in this Section 2.2(a) has been extracted from the 30 June 1999 statutory accounts with re-allocations to reflect a change in the basis of analysis of turnover and operating profit as follows. With effect from 1 July 1999 the individual commodity business units assumed responsibility for the marketing and trading activities relating to their own product segments. Accordingly, the bases of the analyses of turnover and operating profit by business segments for the year ended 30 June 1998 have been re-presented to reflect this revised management structure.

PricewaterhouseCoopers and KPMG Audit Plc issued unqualified audit reports on each of the three periods.

In addition, a summary of differences between UK and Australian generally accepted accounting principles ("GAAP") for the three years ended 30 June 2000 are presented in Section 2.2(b).

Consolidated profit and loss account
for the years ended 30 June

	Note	2000	1999	1998
		(US$ millions)		
Turnover including share of joint ventures' turnover:				
Group production		4,766	4,320	4,954
Trading		784	854	1,106
	2,3	5,550	5,174	6,060
Less: share of joint ventures' turnover included above	2,3	(559)	(552)	(614)
Group turnover	2,3	4,991	4,622	5,446
Turnover from Group production (excluding joint ventures)		4,241	3,834	4,340
Related operating costs	5	(3,571)	(3,347)	(3,711)
Operating profit from Group production		670	487	629
Operating profit from trading		18	5	18
Group operating profit	2,3	688	492	647
Share of operating profit of joint ventures	2,3	162	158	173
Total operating profit including share of profit of joint ventures	2,3	850	650	820
Income from other fixed asset investments		8	12	8
Net interest and similar items payable				
Group	6	(11)	(62)	28
Joint ventures	6	(10)	(22)	(18)
Profit on ordinary activities before taxation	2,3	837	578	838
Tax on profit on ordinary activities	8	(217)	(132)	(254)
Profit on ordinary activities after taxation		620	446	584
Equity minority interests		(43)	(63)	(103)
Attributable profit		577	383	481
Dividends to shareholders	9	(232)	(218)	(225)
Retained profit for the financial year	22	345	165	256
Earnings per ordinary share (basic and diluted)	10	27.8 US cents	18.2 US cents	22.9 US cents
Dividend per ordinary share	9	11.25 US cents	10.5 US cents	10.5 US cents

Attributable profit represents the profit for the financial year. All amounts are derived from continuing activities. There is no difference between the historical cost profits and losses and the profits and losses as presented in the profit and loss account above.

Consolidated statement of total recognised gains and losses
for the years ended 30 June

	Billiton Group			Joint Ventures			Total		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
	(US$ millions)								
Attributable profit for the financial period	471	300	384	106	83	97	577	383	481
Unrealised gain on partial disposal of nickel assets	—	—	158	—	—	—	—	—	158
Exchange gains and losses on foreign currency net investments	(7)	(14)	(314)	—	—	—	(7)	(14)	(314)
Total recognised gains for the period	464	286	228	106	83	97	570	369	325
Prior year adjustment	—	21	—	—	—	—	—	21	—
Total recognised gains since last annual report	464	307	228	106	83	97	570	390	325

The prior year adjustment arose from the implementation during that period of the revised accounting policy for decommissioning, site restoration and environmental costs.

Exchange gains and losses on foreign currency net investments include a related tax charge of US$ Nil (1999: US$11 million charge; 1998: US$18 million credit).

Consolidated balance sheet
as at 30 June

	Note	2000	1999	1998
		(US$ millions)		
Fixed assets				
Intangible assets — goodwill	11	82	77	—
negative goodwill	11	(157)	(188)	—
		(75)	(111)	—
Tangible assets	12	6,245	5,725	4,744
Investments				
joint ventures	13	140	130	162
share of gross assets		756	750	675
share of gross liabilities		(616)	(620)	(513)
loans to joint ventures and other investments	13	334	313	330
		6,644	6,057	5,236
Current assets				
Stocks	14	623	610	544
Debtors	15	855	926	828
Investments	16	109	101	140
Cash including money market deposits	33	806	480	1,978
		2,393	2,117	3,490
Creditors: amounts falling due within one year	17	(1,516)	(1,376)	(1,370)
Net current assets		877	741	2,120
Total assets less current liabilities		7,521	6,798	7,356
Creditors: amounts falling due after more than one year	18	(1,643)	(1,230)	(1,151)
Provisions for liabilities and charges	20	(507)	(561)	(515)
Net assets		5,371	5,007	5,690
Equity minority interests		(397)	(369)	(1,087)
Attributable net assets		4,974	4,638	4,603
Capital and reserves				
Called up share capital	21	1,069	1,069	1,069
Share premium account	22	27	27	1,277
Profit and loss account	22	3,996	3,658	2,257
Interest in shares of Billiton Plc	23	(118)	(116)	—
Equity shareholders' funds	23	4,974	4,638	4,603

The interest in shares of Billiton Plc held under the share repurchase scheme has been deducted from capital and reserves in order to show a true and fair view (see Note 23).

Consolidated statement of cash flows
for the years ended 30 June

	Note	2000	1999	1998
		(US$ millions)		
Net cash inflow from Group operating activities	27	1,040	795	994
Dividends received from joint ventures		98	105	104
Returns on investments and servicing of finance	28	(145)	(126)	(118)
Taxation		(140)	(119)	(123)
Capital expenditure and financial investment	29	(896)	(579)	(494)
Acquisitions and disposals	30	(34)	(1,155)	(87)
Equity dividends paid		(223)	(223)	(75)
Net cash flow before management of liquid resources and financing		(300)	(1,302)	201
Management of liquid resources	31	(232)	1,394	(1,378)
Financing	32	643	(299)	1,459
Increase/(decrease) in cash in the year	33	111	(207)	282
Reconciliation of net cash flow to movement in net debt				
Increase/(decrease) in cash in the year		111	(207)	282
Cash flow from debt and lease financing	32	(645)	183	(54)
Cash flow from management of liquid resources	31	232	(1,394)	1,378
Change in net debt arising from cash flows		(302)	(1,418)	1,606
Money market deposits and loans acquired with subsidiaries	33	—	(42)	(15)
New finance leases		—	—	(13)
Other non-cash movements	33	7	(15)	—
Exchange adjustments	33	84	12	187
Movement in net debt		(211)	(1,463)	1,765
Net (debt)/funds at start of year	33	(972)	491	(1,274)
Net (debt)/funds at end of year	33	(1,183)	(972)	491

50

ACCOUNTING POLICIES

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards and with the Companies Act 1985, except as described in the accounting policies note on foreign currencies and in note 23 which explains the accounting treatment of the cost of purchasing Billiton's own shares. The financial statements reflect the results and financial position of subsidiaries included in the Billiton Group. Where the Billiton Group's interest is less than 100 per cent., the share attributable to outside shareholders is reflected in minority interests. The accounting policies have been applied consistently in the preparation of the financial statements.

The basis of the analysis by business segment has been changed as specified in note 2.

Billiton is exempt from presenting its own profit and loss account in accordance with Section 230 of Companies Act 1985.

Application of new accounting standards in the year ended 30 June 2000

The Billiton Group has adopted FRS 16 "Current Tax" but this has no effect on the results for the period nor on amounts disclosed for prior periods.

Application of new accounting standards in the year ended 30 June 1999

The Billiton Group has adopted FRS 10 "Goodwill and intangible assets", FRS 11 "Impairment of fixed assets and goodwill", FRS 12 "Provisions, contingent liabilities and contingent assets", FRS 13 "Derivatives and other financial instruments: Disclosures", FRS 14 "Earnings per share" and FRS 15 "Tangible fixed assets". The accounting policies affected by these new accounting standards relate to goodwill and decommissioning, site restoration and environmental costs. Comparative amounts have been adjusted as appropriate.

Goodwill and negative goodwill arising on acquisition since 1 July 1998 are capitalised and amortised or released to operating profit over their useful economic lives. Goodwill arising on acquisitions prior to that date remains set off against reserves. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposals is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised. The adoption of FRS 10 has resulted in net negative goodwill of US$118 million being recognized as part of net assets which would previously have been added to shareholders' funds and an increase of US$7 million in operating profit.

Billiton Group companies are generally required to restore a mine and processing sites at the end of their production lives to a condition acceptable to the local authorities and consistent with the Billiton Group's environmental policies. In prior years, provision for such costs was made over the life of each project to meet the expected costs of the anticipated decommissioning or restoration programme. As a result of FRS 12, the new accounting policy requires that the expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the increase over time in the net present value of the provision for the expected cost is included in interest and similar items. In practice, the adoption of the new policy, which has been made by way of an adjustment to previously published results as though the revised policy had always been applied by the Billiton Group, has had the following effect on prior years' figures:

- fixed assets at 30 June 1998 have been increased by US$63 million and provisions at that date by US$29 million from the figures previously published results in an increase in shareholders' funds after taking account of minority interest of US$21 million; and

- the interest charge for the year ended 30 June 1998 has been increased by US$9 million and operating profit has increased by the same amount from the figures previously published.

The impact on the current year profit and loss account is that the interest charge has increased by US$15 million and operating profit has increased by a similar amount.

Acquisitions, disposals and goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. On the acquisition of a minority interest in a subsidiary undertaking, attributable fair values are recognised in relation to the relevant proportion of the identifiable separable assets and liabilities of the subsidiary undertaking.

Mineral reserves and resources which can be reliably valued (generally proven reserves) are recognised in the assessment of fair values on acquisition. Other potential reserves and resources and mineral rights, for which, in the Directors' opinion, values cannot reliably be determined, are not recognised. Accordingly, goodwill arising on acquisition may include amounts in respect of these items.

Where the fair value of the consideration paid exceeds the fair value of the separable assets and liabilities acquired, the difference is treated as purchased goodwill and any excess of the fair value of the separable assets acquired over the fair value of the consideration given is treated as negative goodwill. Goodwill arising on acquisitions since 1 July 1998 is capitalised and amortised over its estimated useful economic life. Currently, useful economic lives range between 17 and 20 years. Negative goodwill arising on acquisitions since 1 July 1998 is capitalised and released to the profit and loss account in proportion to the realisation of the non-monetary assets acquired. Goodwill and negative goodwill arising on acquisitions prior to 1 July 1998 remains set off against reserves.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised.

Joint ventures

A joint venture is an entity in which the Billiton Group holds a long-term interest and which is jointly controlled by the Billiton Group and one or more other venturers under a contractual arrangement. The results of joint ventures are accounted for using the gross equity method of accounting.

Joint arrangements

The Billiton Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Billiton Group includes its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Billiton Group's interest in the joint arrangement.

Foreign currencies

The Billiton Group's reporting currency is US dollars as this is the dominant currency in which the Billiton Group's companies operate.

Transactions denominated in foreign currencies are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Foreign currency deposits held to meet known commitments for capital expenditure are translated at the rate of exchange at the date of the purchase of the deposit. Other monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on retranslation are included in the consolidated profit and loss account.

Subsidiaries and joint ventures which maintain their accounting records in a currency different to the currency of the primary economic environment in which they operate ("functional currency") translate their accounts into the functional currency using the temporal method prior to consolidation. In effect this results in non-monetary assets and liabilities being recorded at their historical cost expressed in functional currency whilst monetary assets and liabilities are stated at the closing rate. Differences on translation are included in the profit and loss account.

Profit and loss accounts of subsidiaries and joint ventures which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than material exceptional items which are translated at the rate at the date of the transaction, and assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange differences resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the consolidated statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation, are also shown as a movement in reserves and in the consolidated statement of total recognised gains and losses.

The inclusion in the profit and loss account of exchange gains and losses on unsettled transactions is required by accounting standards in order to give a true and fair view of the Billiton Group's results. Compliance with accounting standards overrides the requirement of the Companies Act that only profits realised at the balance sheet date be included in the profit and loss account.

Financial instruments

The accounting method used for derivative financial instruments (such as forward exchange contracts, currency swaps and commodity contracts) is determined by whether or not the instrument is designated as a hedge of an existing exposure or a firm commitment and, if so, by the accounting method used for the item being hedged.

Financial instruments used to hedge existing exposures are included at market value with the resulting gains and losses taken to income when the gains and losses on the underlying hedged transactions are recognised. Gains and losses on hedges of firm commitments are deferred and recognised when any gains or losses on the hedged transaction are recognised. Derivative financial instruments that are not designated as a hedge are valued at market, and gains and losses are taken to income.

Tangible fixed assets

Mineral rights

Mineral rights acquired by the Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated over the production life of the asset.

Exploration and development

During the initial stage of a project, exploration costs, including costs incurred by way of equity investment in third party exploration companies, are capitalised but full provision is made by way of a charge to the profit and loss account. Once an area is considered to be commercially viable, any provisions made in previous years are reversed to the extent that the relevant costs are recoverable.

Expenditure on extended evaluation programmes to establish commercial viability is carried forward to the extent to which its recoverability is considered to be reasonably assured and is transferred to other mining assets at the time the decision is taken to commence commercial development. When it is established that a project is not commercially viable the cost and related provision are written off.

Other tangible fixed assets

The cost of other tangible fixed assets includes financing and other appropriate direct and indirect costs incurred on major capital projects from the commencement of construction until the start of commercial production.

The book value of fixed assets (including the original capital expenditure on the mines and any subsequent replacement expenditure) is depreciated over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major fixed assets are depreciated as follows:

Freehold land	Not depreciated
Freehold buildings	25-50 years straight line
Leasehold land and buildings	On a straight line basis over the life of the lease up to a maximum of 50 years
Other mining assets	Over the life of the reserves
Plant and machinery	Economic useful life (4 to 25 years)
Vehicles	Economic useful life (3 to 5 years)

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves of each project as applicable.

Other investments

Fixed asset investments, other than joint ventures, are stated individually at cost less provisions for impairments.

Current asset investments are valued at the lower of cost and net realisable value. In determining net realisable values, market values are used in the case of listed investments and Directors' estimates are used in the case of unlisted investments.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value. Cost comprises cost of production, including attributable mining and manufacturing overheads.

Deferred taxation

Deferred taxation is calculated, using the liability method, in respect of timing differences arising from the difference between accounting and taxable profits. Provision is made for deferred taxation only to the extent that it is probable, in the opinion of the Directors, that a liability or asset will crystallise in the foreseeable future.

Provision is not made for additional taxation which might be payable if profits retained by overseas companies are distributed as dividends, unless a decision has been made to distribute such profits.

Pension costs and other post-retirement benefits

The Billiton Group operates or participates in a number of pension schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are held separately from those of the Billiton Group and are administered by trustees or management boards. For schemes of the defined-contribution type or those operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Billiton Group's employees, the pension charge is calculated on the basis of contributions payable. For defined-benefit schemes, the cost of providing pensions is charged to the consolidated profit and loss account so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice.

Certain Billiton Group companies provide post-retirement medical benefits to qualifying pensioners. In some cases the benefits are provided through medical care schemes to which Billiton, the employees, the retirees and covered family members contribute. In some schemes, there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes where it is possible to identify assets that are attributable to current and future retirees of the Billiton Group companies, the cost of providing the post-retirement benefits is charged to the consolidated profit and loss account so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. For other funded schemes the charge to the consolidated profit and loss account is calculated on the basis of premiums paid.

Leases

Assets held under leases which result in the Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised as tangible fixed assets at the estimated present value of underlying lease payments.

The corresponding finance lease obligation is included within creditors due within or after more than one year. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Rentals paid on operating leases are charged to the consolidated profit and loss account on a straight line basis over the lease term.

Decommissioning, site restoration and environmental costs

Billiton Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the Billiton Group's environmental policies. The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision for the expected cost is included with interest and similar items.

The cost of ongoing programmes to prevent and control pollution and to rehabilitate the environment is charged to the consolidated profit and loss account as incurred.

Turnover

Turnover comprises the value of sales, excluding VAT, of goods and services in the normal course of business.

Notes

1   Principal subsidiaries and joint ventures

Subsidiary undertakings

The principal subsidiary undertakings of the Billiton Group, none of which are held directly by Billiton, are as follows:

Name	Country of incorporation	Principal activity	Billiton's effective interest 30 June 2000	30 June 1999	30 June 1998
			%	%	%
Billiton Aluminium South Africa (Pty) Limited	South Africa	Aluminium smelting	100	100	100
Pering Mine (Pty) Limited	South Africa	Lead and zinc mining	100	100	100
Billiton Metals Canada Inc	Canada	Copper and zinc mining	100	100	100
Ingwe Coal Corporation Limited	South Africa	Coal mining	100	100	48
Coal Operations Australia Limited	Australia	Coal mining	100	100	48
QNI Limited	Australia	Nickel refining	100	100	52
Cerro Matoso SA	Colombia	Nickel mining and ferro nickel smelting	100	99	52
Samancor Limited	South Africa	Steel and Ferroalloys	60	60	55
Groote Eylandt Mining Co Pty Limited	Australia	Manganese mining	60	60	—
Tasmanian Electro Metallurgical Co Pty Limited	Australia	Manganese alloys	60	60	—
Billiton Development BV	Netherlands	Exploration	100	100	100
Billiton Marketing BV	Netherlands	Marketing and trading	100	100	100
Billiton Finance BV	Netherlands	Finance	100	100	100
Billiton International Services Limited	UK	Commercial and technical services	100	100	100
Billiton SA Limited	South Africa	Holding and service company	100	100	100
Billiton Company BV	Netherlands	Holding company	100	100	100
Billiton International Metals BV	Netherlands	Commercial and technical services	100	100	100

The Billiton Group comprises a large number of companies, all unlisted. The list above only includes those companies which principally affect the profit or net assets of the Billiton Group together with the principal intermediate holding companies.

Until the acquisition of its remaining minority interest in October 1998, the Billiton Group exercised influence over the operating and financial policies of Trans-Natal Coal Corporation Limited equivalent to that which the holder of the majority of voting shares would be able to exercise and up to that same date, Trans-Natal Coal Corporation Limited held more than 50 per cent. of the ordinary share capital and voting rights in Ingwe Coal Corporation Limited. Both companies were therefore subsidiary undertakings of Billiton throughout the two years ended 30 June 2000.

Joint ventures

The principal joint ventures of the Billiton Group are set out below. Where the Billiton Group's interest in a joint venture was held by a subsidiary undertaking which was not wholly owned by the Billiton Group, the subsidiary undertaking is indicated below:

Name	Country of incorporation	Principal activity	Billiton's effective interest		
			30 June 2000	30 June 1999	30 June 1998
			%	%	%
Richards Bay Minerals[(i)]	South Africa	Titanium dioxide and mineral sands	50	50	50
Columbus joint venture[(ii)]	South Africa	Stainless steel production	20	20	18
Polyfos (Pty) Limited[(ii)(iii)]	South Africa	Manufacture of sodium tripolyphosphate	29	29	27

Notes:

(i)   Richards Bay Minerals comprises two legal entities as follows:

Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Titanium dioxide, zircon and rutile	49	49	49

In accordance with the shareholder agreement between the Billiton Group and Rio Tinto plc (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the Billiton Group), Richards Bay Minerals functions as a single economic unit. The overall profit of Richards Bay Minerals is shared equally between the venturers.

(ii)   Held by Samancor Limited.

(iii) Sold subsequent to 30 June 2000.

Proportionally included joint arrangements

The principal joint arrangements in which the Billiton Group has a participating interest and which are proportionally included in the financial statements are set out below. Where the Billiton Group's interest was held by a subsidiary undertaking which was not wholly owned by the Billiton Group, the subsidiary undertaking is indicated below:

Name	Country of incorporation operation	Principal activity	Billiton's effective interest		
			30 June 2000	30 June 1999	30 June 1998
			%	%	%
Worsley	Australia	Bauxite mining and alumina refinery	30	30	30
Alumar	Brazil	Alumina refinery	36	36	36
		Aluminium smelter	46	46	46
NV Billiton Maatschappij Suriname	Suriname	Bauxite mining	76	76	76
		Alumina refinery	45	45	45
Valesul Aluminio SA[(i)]	Brazil	Aluminium smelting	41	41	41
Mozal S.A.R.L	Mozambique	Aluminium smelter	47	47	47
Middelburg Mine[(ii)]	South Africa	Coal mining	83	83	40
Douglas Colliery[(ii)]	South Africa	Coal mining	83	83	40
Matla Colliery[(ii)]	South Africa	Coal mining	50	50	24
Richards Bay Coal Terminal Company Limited[(ii)]	South Africa	Coal exporting	40	42	20
Rietspruit Mine[(ii)]	South Africa	Coal mining	50	50	24
Bayswater Colliery	Australia	Coal mining	83	78	37
Wallarah Colliery	Australia	Coal mining	80	80	38

Notes:

(i)   The Billiton Group has a 45.5 per cent. economic interest in Valesul Aluminio SA.

(ii)   Held by Ingwe Coal Corporation Limited.

The above joint arrangements are controlled jointly with one or more partners, generally with each partner supplying material, receiving processed resource and paying capital and operating costs in proportion to its interest.

2   Segmental analysis by business

With effect from 1 July 1999 the individual commodity business units have assumed responsibility for the marketing and trading activities relating to their own product segments. Accordingly, the bases of the analyses of turnover and operating profit by business segment for the years ended 30 June 1999 and 30 June 1998 have been re-presented to reflect this revised management structure. The re-presentation in respect of the year ended 30 June 1999 was made in the statutory accounts for the year ended 30 June 2000.

Turnover is attributable to the mining, refining, smelting, marketing and sale of metals, metal products, minerals and coal. Turnover by business segment is as follows:

	Group			Joint Ventures			Total		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
	(US$ millions)								
Aluminium	2,323	2,073	2,582	34	87	97	2,357	2,160	2,679
Base metals	197	237	219	6	2	—	203	239	219
Coal	1,012	1,106	1,316	—	—	—	1,012	1,106	1,316
Nickel	497	287	322	—	—	—	497	287	322
Steel and ferroalloys	962	919	1,007	243	178	200	1,205	1,097	1,207
Ferroalloys	962	919	1,007	64	51	55	1,026	970	1,062
Stainless steel	—	—	—	179	127	145	179	127	145
Titanium minerals	—	—	—	276	285	317	276	285	317
	4,991	4,622	5,446	559	552	614	5,550	5,174	6,060

Profit on ordinary activities before taxation by business segment is as follows:

	Group			Joint Ventures			Total		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
	(US$ millions)								
Aluminium	430	273	376	1	2	1	431	275	377
Base metals	27	23	20	—	—	—	27	23	20
Coal	59	159	174	—	—	—	59	159	174
Nickel	140	(20)	28	—	—	—	140	(20)	28
Steel and ferroalloys	142	151	112	6	(12)	(8)	148	139	104
Ferroalloys	142	151	112	7	2	3	149	153	115
Stainless steel	—	—	—	(1)	(14)	(11)	(1)	(14)	(11)
Titanium minerals	—	—	—	155	168	180	155	168	180
New business and technology	(52)	(59)	(68)	—	—	—	(52)	(59)	(68)
Central items	(58)	(35)	5	—	—	—	(58)	(35)	5
Operating profit	688	492	647	162	158	173	850	650	820
Income from other fixed asset investments	8	12	8	—	—	—	8	12	8
Net interest	(11)	(62)	28	(10)	(22)	(18)	(21)	(84)	10
Profit before taxation	685	442	683	152	136	155	837	578	838

Turnover of Billiton Group production by business segment is as follows:

	Group			Joint Ventures			Total		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
	(US$ millions)								
Aluminium	1,664	1,422	1,567	6	23	97	1,670	1,445	1,664
Base metals	106	100	128	—	—	—	106	100	128
Coal	1,012	1,106	1,316	—	—	—	1,012	1,106	1,316
Nickel	497	287	322	—	—	—	497	287	322
Steel and ferroalloys	962	919	1,007	243	178	200	1,205	1,097	1,207
Ferroalloys	962	919	1,007	64	51	55	1,026	970	1,062
Stainless steel	—	—	—	179	127	145	179	127	145
Titanium minerals	—	—	—	276	285	317	276	285	317
	4,241	3,834	4,340	525	486	614	4,766	4,320	4,954

Operating profit from Billiton Group production by business segment is as follows:

	Group			Joint Ventures			Total		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
	(US$ millions)								
Aluminium	409	267	355	1	2	1	410	269	356
Base metals	30	24	23	—	—	—	30	24	23
Coal	59	159	174	—	—	—	59	159	174
Nickel	140	(20)	28	—	—	—	140	(20)	28
Steel and ferroalloys	142	151	112	6	(12)	(8)	148	139	104
Ferroalloys	142	151	112	7	2	3	149	153	115
Stainless steel	—	—	—	(1)	(14)	(11)	(1)	(14)	(11)
Titanium minerals	—	—	—	155	168	180	155	168	180
New business and technology	(52)	(59)	(68)	—	—	—	(52)	(59)	(68)
Central items	(58)	(35)	5	—	—	—	(58)	(35)	5
Operating profit	670	487	629	162	158	173	832	645	802

Net operating assets analysed by business segment are as follows:

	Group		Joint Ventures	
	2000	1999	2000	1999
	(US$ millions)			
Aluminium	3,032	2,677	4	3
Base metals	(2)	21	—	—
Coal	1,236	1,205	—	—
Nickel	1,172	921	—	—
Steel and ferroalloys	915	893	315	328
Ferroalloys	915	893	55	73
Stainless steel	—	—	260	255
Titanium minerals	—	—	261	249
Central items	(164)	(102)	—	—
Net operating assets (see Note 4)	6,189	5,615	580	580

3 Geographical analysis

Turnover by geographical market is as follows:

	Group			Joint Ventures			Total		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
	(US$ millions)								
Southern Africa	721	674	780	87	86	112	808	760	892
Europe	2,007	1,918	2,080	133	133	144	2,140	2,051	2,224
Latin America	114	161	215	25	4	8	139	165	223
Australia	286	231	162	3	10	2	289	241	164
Japan	452	554	858	42	29	54	494	583	912
South East Asia	677	488	727	56	41	33	733	529	760
Rest of World	734	596	624	213	249	261	947	845	885
	4,991	4,622	5,446	559	552	614	5,550	5,174	6,060

Turnover by geographical origin is as follows:

	Group			Joint Ventures			Total		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
	(US$ millions)								
Southern Africa	2,794	2,679	3,221	525	486	539	3,319	3,165	3,760
Europe	706	871	1,069	—	—	—	706	871	1,069
Latin America	723	530	634	—	—	—	723	530	634
Australia	689	466	422	—	—	—	689	466	422
Rest of World	79	76	100	34	66	75	113	142	175
	4,991	4,622	5,446	559	552	614	5,550	5,174	6,060

Profit on ordinary activities before taxation, analysed by geographical origin, is as follows:

	Group			Joint Ventures			Total		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
				(US$ millions)					
Southern Africa	329	418	440	161	157	173	490	575	613
Europe	51	31	46	1	—	—	52	31	46
Latin America	239	48	121	—	—	—	239	48	121
Australia	64	(9)	35	—	—	—	64	(9)	35
Rest of World	5	4	5	—	1	—	5	5	5
Operating profit	688	492	647	162	158	173	850	650	820
Income from other fixed asset investments	8	12	8	—	—	—	8	12	8
Net interest	(11)	(62)	28	(10)	(22)	(18)	(21)	(84)	10
Profit before taxation	685	442	683	152	136	155	837	578	838

The geographical origin of net operating assets is as follows:

	Group		Joint Ventures	
	2000	1999	2000	1999
		(US$ millions)		
Southern Africa	3,507	3,055	576	577
Europe	(134)	103	—	—
Latin America	1,165	951	—	—
Australia	1,664	1,522	—	—
Rest of World	(13)	(16)	4	3
Net operating assets (see Note 4)	6,189	5,615	580	580

4   Reconciliation of total net assets

	Group		Joint Ventures		Total	
	2000	1999	2000	1999	2000	1999
			(US$ millions)			
Net operating assets (see Notes 2 and 3)	6,189	5,615	580	580		
Interest-bearing assets and liabilities:						
Cash, including money market deposits	806	480	31	13		
Debt	(1,999)	(1,441)	(236)	(240)		
Shareholder loans	235	223	(235)	(223)		
Net assets	5,231	4,877	140	130	5,371	5,007

5   Operating costs

	2000	1999	1998 Restated
		(US$ millions)	
Change in stocks of finished goods and work in progress	(31)	5	(17)
Raw materials and consumables	827	832	1,132
Staff costs	617	604	708
Amortisation of goodwill and negative goodwill	(4)	(7)	—
Depreciation of tangible fixed assets	382	350	401
Net exploration charge	41	41	39
Loss/(profit) on sale of fixed assets	2	2	(3)
Other operating charges	2,469	2,303	2,539
Group	4,303	4,130	4,799
Joint ventures	397	394	441
Operating costs including joint ventures	4,700	4,524	5,240

	2000	1999	1998 Restated
		(US$ millions)	
Production units			
Group	3,571	3,347	3,711
Joint ventures	363	328	441
Trading			
Group	732	783	1,088
Joint ventures	34	66	—
Operating costs including joint ventures	4,700	4,524	5,240

Other operating charges include the following:

	2000	1999	1998
		(US$ millions)	
Operating lease charges:			
Land and buildings	10	5	7
Other lease charges	5	8	7

Audit fees for the year amounted to US$3 million (1999: US$4 million; 1998: US$3 million) and amounts paid to auditors for other services amounted to US$9 million (1999: US$6 million; 1998: US$14 million).

Of the total, fees paid by Billiton and its UK subsidiaries to the auditors of Billiton (or their associates) for other services amounted to US$2 million (1999: US$4 million; 1998: US$11 million).

6 Net interest and similar items (payable)/receivable

	2000	1999	1998 Restated
		(US$ millions)	
On bank loans and overdrafts	(132)	(111)	(173)
On all other loans	(49)	(49)	(37)
Finance lease and hire purchase interest	(6)	(6)	(7)
	(187)	(166)	(217)
Dividends on subsidiary company preference shares (see Note 18)	(13)	(4)	—
Discounting on provisions	(12)	(15)	(9)
	(212)	(185)	(226)
Less amounts capitalised	55	22	13
	(157)	(163)	(213)
Share of interest of joint ventures	(26)	(22)	(18)
	(183)	(185)	(231)
Other interest receivable	68	85	150
Exchange differences on net debt			
Group	78	16	91
Joint ventures	16	—	—
Net interest and similar items (payable)/receivable	(21)	(84)	10

Net exchange gains primarily represent the effect on borrowings of the depreciation of the South African Rand against the US dollar. Cumulative unrealised exchange gains of US$309 million have been recognised as at 30 June 2000 (1999: US$237 million; 1998: US$219 million).

7 Employees

The average number of employees, which excludes joint ventures' employees and includes Executive Directors, was as follows:

	2000 No.	1999 No.	1998 No.
Aluminium	4,615	4,658	5,022
Base metals	443	494	483
Coal	13,749	15,196	16,892
Nickel	1,203	1,139	1,096
Steel and ferroalloys	9,291	10,721	11,396
Other	510	751	1,029
	29,811	32,959	35,918

The aggregate payroll costs of these employees were as follows:

	2000	1999	1998
	(US$ millions)		
Wages, salaries and redundancies	554	537	635
Social security costs	17	16	18
Pension and other post-retirement benefit costs (see Note 26)	46	51	55
	617	604	708

The following information relating to directors' remuneration has been extracted from the "Directors" report on board remuneration to the shareholders of Billiton Plc as published in the 2000 Annual Report.

Executive directors' emoluments

The following table sets out an analysis of the remuneration including bonuses, but excluding the awards made under the Long-term incentive plan, of the individual Executive Directors who held office during the financial year ended 30 June 2000. Comparative information for the financial year ended 30 June 1999 is shown.

	Basic salary	Annual bonus	Other benefits	2000 Total	1999 Total
	(US dollars)				
Brian Gilbertson	1,010,047	484,823	159,344	1,654,214	1,419,490
Michael Davis	673,365	316,482	425,777	1,415,624	1,201,263
Steven Kesler	553,320	260,060	216,006	1,029,386	895,556
Miklos Salamon	673,365	316,482	227,205	1,217,052	996,335
David Munro	673,365	323,215	240,210	1,236,790	1,155,664
Total	3,583,462	1,701,062	1,268,542	6,553,066	5,668,308

Dr. Kesler and Mr. Munro were paid a housing allowance of US$159,000 per annum for three years in addition to relocation expenses. The housing allowance for Mr. Munro has ceased on 30 June 2000 and the allowance for Dr. Kesler will cease on 30 September 2000. Mr. Salamon is paid a housing allowance in the same amount from September 1999. Mr. Gilbertson and Mr. Davis have occupied properties in London rent-free under agreements with a subsidiary company. The respective values of these benefits based on estimated market rent, are US$86,747 and US$327,101. With the permission of the Billiton Remuneration Committee, Mr. Gilbertson continues to occupy the property rent-free. The Billiton Remuneration Committee has exercised its discretion in the case of Mr. Davis to provide him with accommodation.

Other benefits include the housing allowance and accommodation costs mentioned above together with medical insurance, life insurance, subscriptions, travel costs, car allowance, relocation costs and professional tax advisory fees.

No Director waived emoluments in respect of the financial year ended 30 June 2000. This is consistent with the prior year.

Long-term incentive plan

Awards were made in October 1998 and September 1999 upon the following terms:

(i) the performance condition compares Billiton's total shareholder return (''TSR'') over the performance period with the TSR of each of the companies listed below over the same period. TSR will be calculated by reference to capital growth, dividends paid and any other issues or distributions during the relevant period. TSR will normally be calculated using the average performance over the year prior to the end of the performance period;

(ii) Billiton's TSR is ranked against the following companies over the 1998 and 1999 performance periods:

Alcan Aluminium Ltd, Alcoa Inc, Anglo American plc, Asarco Incorporated, Barrick Gold Corporation, The Broken Hill Proprietary Company Ltd, CVRD, Cyprus Amax Minerals Company, Freeport-McMoRan Copper & Gold Inc, Inco Ltd, M.I.M. Holdings Ltd, Newmont Mining Corporation, Noranda Inc, Phelps Dodge Corporation, Placer Dome Ltd, Rio Tinto plc, WMC Ltd;

(iii) awards will vest by reference to the relative position, as compared to the above companies, of Billiton's TSR as follows:

Ranking of Billiton's TSR	Vesting of awards
Upper Four Positions	100%
Fifth Position	90%
Sixth Position	80%
Seventh Position	70%
Eighth Position	60%
Ninth Position	50%
Below Ninth Position	Nil

(iv) the performance period will be three years. However, if no Billiton Shares would vest at the end of that period, the performance period will be extended by a year. If, at the end of the four year period, Billiton's TSR is ranked at the Ninth Position or above, awards will vest at 25 per cent. If, at the end of the four year period, Billiton's TSR is ranked below the Ninth Position, the performance period will be extended by a further year. If, at the end of the five year period, Billiton's TSR is at the Ninth Position or above, awards will vest at 25 per cent. Otherwise, awards will lapse; and

(v) in addition to the comparative measure, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in Billiton's TSR over the relevant performance period must be equal to or in excess of 2 per cent. per annum over the UK retail price index.

Pensions

The following table sets out information relating to the defined benefit pension entitlements of the individual Executive Directors who held office during the financial year ended 30 June 2000. The basis on which the table has been prepared is to set out the amount of increase in the accrued pension, before commutation, to which each Director has become entitled during the year. These amounts are inclusive of the benefits payable under the Billiton Executive Provident Fund. The information given below should enable a reasonable assessment of the year's increase in transfer values to be made.

	Years of service at 30 June 2000	Additional pension phased in during the financial year ended 30 June 2000	Additional regular pension net of inflation	Accrued entitlement at end of financial year ended 30 June 2000	Accrued entitlement at start of financial year beginning 1 July 1999
		(US dollars)			
Brian Gilbertson	30	108,800	97,400	641,100	457,000
Michael Davis	6	24,300	1,100	86,200	63,900
Steven Kesler	3	—	5,300	10,300	5,200
Miklos Salamon	15	52,200	41,600	325,900	243,800
David Munro	19	32,400	46,300	413,200	351,400

The pension entitlements shown above are those which would be paid on retirement based on service to 30 June 2000. For this purpose, service is taken to include service to the Gencor Group prior the separation of Billiton from Gencor. The pension arrangements applicable to Directors who had previously been employed by Gencor entail an increase in accrued pension entitlements from those accrued under the Gencor arrangements. This increase is being phased in over three years, of which this year is the final year, and is detailed in the table above. Also shown above is the additional regular pension earned in the year net of inflation and exchange rate movements. This amount reflects the effect of regular salary increases and an additional one year's service up to a maximum of 20 years.

The following table sets out information relating to pension contributions made by companies in the Billiton Group for the individual Executive Directors who held office during the financial year ended 30 June 2000 and who elected to receive part of their pension provision in defined contribution form:

	Company contributions paid for the financial year ended 30 June 2000	Company contributions paid for the financial year ended 30 June 1999
	(US dollars)	
Michael Davis	214,500	209,730
Steven Kesler	185,400	158,323

Non-Executive Directors

The fees of the non-Executive Directors are determined by the Board in the absence of the non-Executive Directors. Each non-Executive Director, with the exception of John Jackson, is paid a basic fee of US$46,439 per annum. John Jackson as senior independent non-executive director is paid a fee of US$60,659. Non-Executive Directors who chair a sub-committee of the Board are paid an additional sum of US$16,854 per annum in respect of each committee. In addition, each non-Executive Director receives an additional US$3,180 for membership of a sub-committee. Non-Executive Directors are not eligible for bonuses. Other benefits include tax return preparation fees.

The following table sets out the fees and benefits of the individual non-Executive Directors who held office during the financial year ended 30 June 2000.

	Fees	Other benefits	2000 Total	1999 Total
	(US dollars)			
David Brink	52,947	935	53,882	47,893
John Jackson	80,693	—	80,693	65,309
Derek Keys	52,709	935	53,644	62,406
Lord Renwick	65,349	—	65,349	65,309
Matthys Visser	52,709	935	53,644	47,893
Cornelius Herkströter	80,057	—	80,057	62,406
Barry Romeril	49,529	—	49,529	31,929
Total	433,993	2,805	436,798	383,145

Directors' share interests

The interests of the Directors who held office at 30 June 2000 in the shares of Billiton and its subsidiaries were:

	As at June 2000		As at 1 July 1999	
	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Brian Gilbertson	389,994	—	389,994	—
Michael Davis	900	—	900	—
Miklos Salamon	178,100	10,000	178,100	10,000
David Munro	10,500	—	10,500	—
Steven Kesler	10,000	—	10,000	—
Derek Keys	70,000	—	70,000	—
David Brink	—	37,000	—	37,000
Matthys Visser	—	—	—	—
John Jackson	12,500	—	12,500	—
Lord Renwick	6,000	—	3,000	—
Barry Romeril	10,000	—	10,000	—
Cornelius Herkströter	10,000	—	10,000	—

Lord Renwick purchased 3,000 Billiton Shares on 2 June 2000 at a price of US$3.856 per share.

You are referred to Section 10.5 below for information regarding share interests of Billiton Directors subsequent to 30 June 2000.

Long-term incentive plan awards

Name	Employing company	Date of grant	Number of Shares	Awards made in previous years	Total Billiton Shares
Brian Gilbertson	Billiton Plc	9 September 1999	54,059	63,503	117,562
	Billiton Services Jersey Ltd	9 September 1999	153,280	381,085	534,365
	Billiton SA Ltd	9 September 1999	78,836	222,284	301,120
Michael Davis	Billiton Plc	9 September 1999	26,353	100,758	127,111
	Billiton Services Jersey Ltd	9 September 1999	115,776	297,469	413,245
	Billiton Jersey Ltd	9 September 1999	48,653	93,237	141,890
David Munro	Billiton Plc	9 September 1999	118,704	304,609	423,313
	Billiton Services Jersey Ltd	9 September 1999	72,078	186,855	258,933
Miklos Salamon	Billiton Plc	9 September 1999	33,786	55,291	89,077
	Billiton Services Jersey Ltd	9 September 1999	87,170	231,899	319,069
	Billiton SA Ltd	9 September 1999	69,826	204,274	274,100
Steven Kesler	Billiton Plc	9 September 1999	81,764	142,446	224,210
	Billiton Services Jersey Ltd	9 September 1999	75,007	103,597	178,604

The Billiton Employee Share Ownership Trust owned 10,695,741 Billiton Shares as at 30 June 2000 (1999: 5,984,700). The Directors are deemed to be interested in these shares as beneficiaries of the Trust.

You are referred to Section 10.5 below for further information regarding long term incentive awards made to Billiton Directors subsequent to 30 June 2000 (and in that paragraph "Restricted Share Scheme Awards" refer to awards on the terms described above).

Rights held under Gencor share schemes

	2000 Gencor Share Incentive Scheme	1999 Gencor Share Incentive Scheme
Brian Gilbertson	—	1,433,380
Michael Davis	—	260,000
Miklos Salamon	—	196,245
David Munro	—	200,000

On 8 September 1999 Mr. Gilbertson, Mr. Davis, Mr. Munro and Mr. Salamon exercised their right under the Gencor Share Incentive Scheme to purchase shares in Billiton. Mr Gilbertson purchased 1,433,380 Billiton Shares at an aggregate price of US$1,390,283. On the same day, he sold 423,374 of such shares for a consideration of US$4.27 per share. A further 1,010,006 Billiton Shares were sold on 26 October 1999 for a consideration of US$4.26 per share. Mr. Davis and Mr. Munro purchased 260,000 Billiton Shares and 200,000 Billiton Shares respectively at an aggregate price of US$474,428 and US$331,377 respectively. Mr. Davis sold the shares on the same day for a consideration of US$4.28 per share and Mr. Munro sold the shares for a consideration of US$4.27 per share. Mr. Salamon also exercised his right under the Scheme to purchase 196,245 Billiton Shares at an aggregate price of US$213,361. On the same day he sold 76,245 of such shares for a consideration of US$4.27 per share. A further 120,000 Billiton Shares were sold on 26 October 1999 for a consideration of US$4.26 per share.

8 Tax on profit on ordinary activities

	2000	1999	1998
	(US$ millions)		
UK corporation tax at 30% (1999: 30.75%; 1998: 31%)	105	100	115
Less double taxation relief	(100)	(99)	(113)
South African income tax			
Current	81	36	80
Deferred	(31)	(5)	40
Other overseas taxation			
Current	112	50	63
Deferred	(23)	(7)	—
Withholding taxes and secondary tax on companies	24	2	5
Share of joint ventures' tax charge	48	53	58
Other	1	2	6
	217	132	254

The effective tax rate is lower than the UK statutory rate principally due to non-taxable income (particularly exchange gains), settlement of a tax dispute in Australia, the release of deferred tax arising from the tax rate change in Australia and partial provisioning for deferred taxation, net of secondary tax on companies payable on dividends paid from South African subsidiaries.

The share of joint ventures' tax charge is stated net of US$2 million (1999: US$7 million; 1998: US$18 million) resulting from the surrender of tax losses free of charge to Billiton Group companies.

9 Dividends

	2000	1999	1998
	(US$ millions)		
Preference shares			
5.5 per cent. dividend on 50,000 preference shares of £1 each (1999: 5.5 per cent.)	—	—	—
Ordinary shares			
Interim paid of 3.75 cents per share (1999: 3.5 cents; 1998: 3.5 cents)	78	73	75
Proposed final of 7.5 cents per share (1999: 7.0 cents; 1998: 7.0 cents)	154	145	150
Total dividend of 11.25 cents per share (1999: 10.5 cents; 1998: 10.5 cents)	232	218	225

Dividends payable in the consolidated profit and loss account are stated net of amounts which are not payable outside the Billiton Group, under the terms of the share repurchase scheme (see Note 23) and the Billiton Employee Share Ownership Trust (see Note 13).

10 Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests of US$577 million (1999: US$383 million; 1998: US$481 million) and the weighted average number of ordinary shares outstanding 2,076,274,069 (1999: 2,107,527,666; 1998: 2,104,744,614).

The weighted average number of shares is calculated after deduction of shares held under the share repurchase scheme and the Billiton Employee Share Ownership Trust.

There is no difference between the diluted earnings per share and the earnings per share presented above.

11   Intangible fixed assets

	Goodwill	Negative goodwill	Total
		(US$ millions)	
Group			
Cost			
Balance at 30 June 1998	—	—	—
Additions	79	(197)	(118)
Balance at 30 June 1999	79	(197)	(118)
Additions	5	—	5
On revision of fair values	5	22	27
Balance at 30 June 2000	89	(175)	(86)
Amortisation			
Balance at 30 June 1998	—	—	—
Amortisation for year	2	(9)	(7)
Balance at 30 June 1999	2	(9)	(7)
Amortisation for year	6	(10)	(4)
On revision of fair values	(1)	1	—
Balance at 30 June 2000	7	(18)	(11)
Net book value at 30 June 2000	82	(157)	(75)
Net book value at 30 June 1999	77	(188)	(111)

The increase in goodwill arising on revision of fair values relates to the acquisition of the minority interest in QNI Limited ("QNI") in November 1998. At that time QNI was in dispute with the Australian tax office regarding earlier liabilities and the outcome of the dispute was uncertain. As a result of additional information arising during the year ended 30 June 2000 a further tax provision of US$27 million has been established and additional goodwill has been recorded resulting in revised goodwill of US$5 million (1999: negative goodwill US$22 million).

Details of the acquisitions during the year are set out in note 24.

12 Tangible fixed assets

	Land and buildings	Plant, machinery, equipment, vehicles and aircraft	Other mining assets	Payments on account and assets in the course of construction	Exploration	Total
			(US$ millions)			
Group Cost						
Balance at 30 June 1998 as published	821	3,673	1,372	182	131	6,179
Prior year adjustment	—	—	107	—	—	107
Balance at 30 June 1998 as restated	821	3,673	1,479	182	131	6,286
Additions	43	155	185	451	51	885
Disposals	(13)	(89)	(33)	(2)	—	(137)
Cessation of projects	—	—	—	—	(74)	(74)
Subsidiaries acquired	16	343	194	1	—	554
Exchange differences	(6)	(20)	(13)	(1)	(1)	(41)
Transfers and other movements	(17)	363	(194)	(152)	(29)	(29)
Balance at 30 June 1999	844	4,425	1,618	479	78	7,444
Additions	19	210	87	620	45	981
Disposals	(14)	(40)	(21)	—	—	(75)
Cessation of projects	—	—	—	—	(19)	(19)
Exchange differences	(4)	—	(1)	—	—	(5)
Transfers and other movements	13	128	21	(213)	51	—
Balance at 30 June 2000	858	4,723	1,704	886	155	8,326
Depreciation						
Balance at 30 June 1998 as published	179	914	307	—	98	1,498
Prior year adjustment	—	—	44	—	—	44
Balance at 30 June 1998 as restated	179	914	351	—	98	1,542
Charge for the year	44	250	56	—	—	350
Provisions (net of amounts written back)	—	—	—	—	41	41
Disposals	(5)	(67)	(21)	—	—	(93)
Cessation of projects	—	—	—	—	(74)	(74)
Exchange differences	(2)	(12)	(3)	—	(1)	(18)
Transfers and other movements	38	12	(50)	—	(29)	(29)
Balance at 30 June 1999	254	1,097	333	—	35	1,719
Charge for the year	40	287	55	—	—	382
Provisions (net of amounts written back)	—	—	—	—	41	41
Disposals	—	(34)	(5)	—	—	(39)
Cessation of projects	—	—	—	—	(19)	(19)
Exchange differences	(1)	(1)	(1)	—	—	(3)
Transfers and other movements	(48)	30	7	—	11	—
Balance at 30 June 2000	245	1,379	389	—	68	2,081
Net book value						
At 30 June 2000	613	3,344	1,315	886	87	6,245
At 30 June 1999	590	3,328	1,285	479	43	5,725

Included in the amounts above are assets held under finance leases with a net book value of US$51 million at 30 June 2000 (1999: US$55 million). Depreciation charged on these assets during the year ended 30 June 2000 totalled US$7 million (1999: US$7 million).

The net book value of land and buildings can be analysed as follows:

	Freehold	Long leasehold	Total
		(US$ millions)	
At 30 June 2000	576	37	613
At 30 June 1999	552	38	590

Capitalised interest

Included within plant and machinery and other mining assets at 30 June 2000 is capitalised interest of US$238 million (1999: US$192 million).

Non-depreciated assets

Included within land and buildings and other mining assets at 30 June 2000 is a total of US$272 million (1999: US$247 million) of freehold land and mining rights which are not currently depreciated.

13 Fixed asset investments

	Investment in joint ventures	Loans to joint ventures	Own shares	Other fixed asset investments	Total
			(US$ millions)		
Balance at 30 June 1998	162	199	2	129	492
Group share of profits less losses of joint ventures	76	—	—	—	76
Amortisation	—	—	(4)	—	(4)
Additions	2	30	17	24	73
Disposals	—	—	—	(81)	(81)
Dividends received	(105)	—	—	—	(105)
Exchange differences	(5)	(5)	—	2	(8)
Balance at 30 June 1999	130	224	15	74	443
Group share of profits less losses of joint ventures	104	—	—	—	104
Amortisation for year	—	—	(10)	—	(10)
Additions	—	34	16	34	84
Disposals	(18)	(1)	—	(30)	(49)
Loan capitalised	22	(22)	—	—	—
Dividends received	(98)	—	—	—	(98)
Balance at 30 June 2000	140	235	21	78	474

The Billiton Group's share of net assets of joint ventures can be analysed as follows:

	2000	1999
	(US$ millions)	
Share of fixed assets	490	507
Share of current assets	266	243
Share of liabilities due within one year	(112)	(119)
Share of liabilities due after more than one year	(504)	(501)
Share of net assets	140	130

During the year the Billiton Group's share of turnover, profit before taxation, taxation and profit after taxation of Richards Bay Minerals amounted to US$276 million (1999: US$285 million; 1998: US$317 million), US$157 million (1999: US$160 million; 1998: US$173 million), US$48 million (1999: US$58 million; 1998: US$77 million) and US$109 million (1999: US$102 million; 1998: US$96 million) respectively.

The Billiton Group's share of fixed assets, current assets, liabilities due within one year and liabilities due after one year of Richards Bay Minerals amounted to US$249 million (1999: US$246 million), US$101 million (1999: US$105 million), US$30 million (1999: US$47 million) and US$184 million (1999: US$178 million) respectively.

Own shares comprise shares of Billiton held by the Billiton Employee Share Ownership Trust (see the Directors' report on board remuneration for a description of the Trust). At 30 June 2000, 10,695,741 (1999: 5,984,700) shares were held by the Trust with a market value at that date of US$45 million (1999: US$21 million). The Trust receives dividends on the shares held.

The Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. In accordance with the accounting policy on Tangible fixed assets — Exploration and development, the consideration has been allocated to the options and included in exploration costs in Note 12. These investments therefore have a book value of US$ Nil at 30 June 2000 (1999: US$ Nil) in the table above and a market value of US$ 5 million (1999:US$ Nil).

14 Stocks

	2000	1999
	(US$ millions)	
Raw materials and consumables	306	303
Work in progress	92	86
Finished goods	225	221
	623	610

15 Debtors

	2000	1999
	(US$ millions)	
Due within one year:		
Trade debtors	615	558
Amounts owed by joint ventures	2	11
Tax recoverable	46	69
Other debtors	110	164
Prepayments and accrued income	30	93
	803	895
Due after more than one year:		
Other debtors	27	8
Prepayments and accrued income	25	23
	52	31
Total debtors	855	926

16 Current asset investments

Current asset investments include US$61 million (1999: US$56 million) held by the Ingwe Environmental Trust Fund. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe's mines and consequently these investments, whilst under Billiton Group control, are not available for the general purposes of the Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under provisions for liabilities and charges (see Note 20).

Current asset investments also include US$48 million (1999: US$42 million) relating to the Billiton Group's self insurance arrangements. These investments are held for the benefit of the Billiton Group but are not available for the general purposes of the Billiton Group.

17 Creditors

	2000	1999
	(US$ millions)	
Amounts falling due within one year:		
Debentures and other loans	4	89
Bank loans and overdrafts	455	247
Obligations under finance leases	12	12
Trade creditors	258	277
Amounts owed to joint ventures	9	26
Taxation and social security	190	133
Other creditors	312	348
Accruals and deferred income	122	99
Proposed dividend	154	145
	1,516	1,376

Taxation and social security is analysed as follows:

	2000	1999
	(US$ millions)	
Corporation taxes	170	123
Social security	2	1
Other taxes	18	9
	190	133

18 Creditors

	2000	1999
	(US$ millions)	
Amounts falling due after more than one year:		
Debentures and other loans	358	292
Bank loans and overdrafts	1,032	673
Obligations under finance leases	26	40
Subsidiary company preference shares	102	99
Other creditors	125	126
	1,643	1,230

In connection with the acquisition of the rights to develop the Mount Arthur North coal field, the Billiton Group has entered into a contract to supply a fixed quantity of the coal produced at an off-market price. Other creditors include US$114 million (1999: US$114 million) representing the fair value of this contract which has been treated as a deferred cost.

The subsidiary company preference shares have been issued by Billiton SA Limited and are redeemable between two and five years from issue. Company law in South Africa and the contractual arrangements relating to these shares are such that under generally accepted accounting principles in the United Kingdom, these shares are included in creditors with the dividends being included in interest and similar items. The preference shares pay a dividend at the rate of 72 per cent. of prime overdraft rate, are denominated in South African Rand, and the holders' rights are subordinated to those of debt holders in Billiton SA Limited.

Debt is analysed as follows:

	Repayable	Currency	Interest rate per cent.	2000	1999
				(US$ millions)	
South African bank loans	2000-2005	SA Rand	12.7-15.67%	310	380
Bank loans	2004	US$	Libor +0.25-0.325%	350	285
South African Rand loans from Eskom	2000-2004	SA Rand	Interest free (1999:13%)	172	193
Richards Bay Coal Terminal loan	2015	SA Rand	Interest free	38	45
Mozal bank loan	2002-2012	US$	Libor +4%	32	—
Mozal bank loan	2002-2012	US	9.6%	227	67
Other loans	2001	US	6.70%	25	—
Other loans	Various	Australian $	variable	12	82
Other loans	Various	SA Rand	variable	210	100
Other loans	Various	US$	variable	463	135
Other loans	2002-2004	Real	variable	3	9
Other loans	2002-2004	DEM	9.00%	6	5
Other loans	2002-2004	DEM	variable	1	—
Subsidiary company preference shares	2002	SA Rand	72% of prime	102	99
				1,951	1,400

For maturity profile of financial liabilities see note 19, Liquidity Exposure. For purposes of that disclosure, financial liabilities include US$38 million (1999: US$52 million) in respect of finance leases, as well as an amount of US$10 million (1999: US$12 million) included in other creditors, but classified as a financial liability under FRS 13.

19   Financial instruments

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee ("FRMC") of the Billiton Group.

The FRMC, which meets monthly, receives reports on, amongst other matters: financing requirements for both existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and reports on market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various risk exposures of the Billiton Group.

On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments (or other methods such as insurance or risk sharing arrangements) or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks can be mitigated by insurance then the FRMC will decide whether such insurance is appropriate and cost-effective. Its decisions may be implemented directly by Billiton Group management or may be delegated from time to time to be implemented by the management of the production operations.

The Billiton Group's projects are sufficiently diverse that their impact on the Billiton Group's overall risk profile can be significant and it is not appropriate to establish umbrella policies in respect of risks. The Billiton Group's objective is to maintain a flexible and responsive approach to risk management to deal with this fluidity.

In addition, various financial instruments, such as trade debtors, trade creditors and accruals arise directly from the Billiton Group's operations.

It has been, throughout the period under review, the Billiton Group's policy that no trading in financial instruments or commodity contracts shall be undertaken.

Interest rate risk

Corporate borrowing facilities and surplus funds have generally been at floating rates of interest. The benefits of fixing or capping interest rates on project financing to achieve greater predictability of cash flows have been considered and implemented on a project by project basis.

Liquidity risk

The Billiton Group raised a significant amount of cash in July 1997 and, in December 1997, secured a US$1.5 billion revolving credit facility which is to be repaid in a bullet payment on 19 December 2004. In this context it has not been necessary to actively manage the Billiton Group's short-term liquidity risk and the Billiton Group has been able to balance the cost benefits of short-term borrowing against the need for securing further committed facilities. The prime consideration in the investment of cash is security over the asset and only counterparties of high credit standing are used. Sufficient liquid funds are maintained to meet daily cash requirements.

Currency risk

The Billiton Group has potential currency exposures in respect of items denominated in foreign currencies comprising:

(i)   transactional exposure in respect of operating costs, capital expenditures and, to a lesser extent, sales incurred in currencies other than the functional currency of operations and in respect of certain exchange control restrictions which require funds to be maintained in currencies other than the functional currency of operations; and

(ii) translational exposures in respect of investments in overseas operations which have functional currencies other than dollars. When not in conflict with exchange control requirements, the Billiton Group's policy is to minimise translational exposure generally through borrowing in the relevant currency. On acquisition, the Billiton Group will generally look to ensure that this policy is followed as soon as possible, taking into account the cost of switching the currency of borrowings where necessary.

Currency risk in respect of non-functional currency expenditure is reviewed regularly by the FRMC and general guidance on the use of hedges, using foreign exchange contracts or options, is updated regularly for implementation at production unit level. No fixed policy applies and the FRMC takes all current factors into account in its updates. Any individually significant non-functional currency expenditure, such as major capital projects, is considered separately by the FRMC.

Commodity price risk

The Billiton Group is exposed to movements in the prices of the products it produces which are generally sold as commodities on the world market. The Billiton Group does, however, have a natural hedge against movements in the aluminium price, as a proportion of its operating costs are linked to the LME aluminium price.

Strategic hedging of the price of the Billiton Group's production or operating costs is undertaken from time to time. All such hedging programmes are approved by the FRMC. In the past three years there have been two such significant programmes. Firstly, in anticipation of short-term weakness in the aluminium price, approximately 170,000 tonnes of aluminium (20 per cent. of annual production) was sold forward in November 1997 at a price in excess of US$1,600/tonne for delivery between July 1998 and February 1999. Secondly, in anticipation of an increase in the aluminium price from historically low levels and in order to fix the price of a portion of input costs which are LME price related, 96,000 tonnes of aluminium was bought forward at a price of US$1,234/tonne for delivery between July 1999 and May 2000.

The following describes the Billiton Group's financial instruments and how these policies have been applied during the period. Short-term debtors and creditors (other than short-term loans) are excluded from the numerical disclosures below with the exception of the currency risk disclosures.

Financial liabilities — interest rate and currency profile

The currency and interest rate profile of the financial liabilities of the Billiton Group as at 30 June 2000 is as follows:

	Fixed rate 2000	Floating rate 2000	Interest-free 2000	Total 2000	Fixed rate 1999	Floating rate 1999	Interest-free 1999	Total 1999
				(US$ millions)				
Currency								
US$	252	845	10	1,107	162	324	12	498
SA Rand	310	312	210	832	435	339	45	819
Australian $	11	39	—	50	51	82	—	133
Other	6	4	—	10	4	10	—	14
	579	1,200	220	1,999	652	755	57	1,464

The figures shown in the table above take into account various interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities. In particular, the financing for the construction of Billiton Aluminium South Africa's Hillside smelter was raised in a variety of currencies, including the US dollar and the Deutschmark. In order to meet the then South African exchange control regulations, forward foreign currency contracts were entered into which resulted in the borrowings being, in effect, converted into South African Rand.

The floating rate financial liabilities principally comprise bank loans and overdrafts bearing interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country, as detailed in Note 18.

On 23 December 1994 the Billiton Group entered into an interest rate cap agreement maturing 21 September 2001. As at 30 June 2000 the notional amount of debt still covered by the cap was US$45 million. The interest is capped at 8.5 per cent., and the value of the cap at the period end was insignificant.

Two further interest rate cap agreements mature on 29 June 2001. As at 30 June 2000 the notional amount of debt covered by the caps was US$62.5 million each, with the interest capped at 6.3 per cent. The value of the caps at the end of the period was insignificant.

The weighted average interest rate of the fixed liabilities and the weighted average maturity period of the fixed rate and interest-free liabilities respectively are as follows:

	Weighted average fixed interest rate Per cent. 2000	Weighted average period for which rate is fixed Years 2000	Weighted average period to maturity of the interest-free liabilities Years 2000	Weighted average fixed interest rate Per cent. 1999	Weighted average period for which rate is fixed Years 1999	Weighted average period to maturity of the interest-free liabilities Years 1999
Currency						
US$	9	7	7	7	4	8
SA Rand	12	6	1	13	6	1
Australian $	10	5	—	10	5	—
Other	7	9	—	7	10	—
	11	6	2	11	5	2

Financial assets — interest rate and currency profile

The currency and interest rate profile of the Billiton Group's financial assets is as follows:

	Fixed rate 2000	Floating rate 2000	Interest-free 2000	Total 2000	Fixed rate 1999	Floating rate 1999	Interest-free 1999	Total 1999
				(US$ millions)				
Currency								
US$	—	726	—	726	37	349	—	386
SA Rand	25	132	—	157	—	150	—	150
Australian $	—	18	—	18	—	15	—	15
Other	—	39	—	39	—	29	1	30
	25	915	—	940	37	543	1	581

Included in the above interest rate profile is US$25 million (1999: US$nil) of fixed interest bearing loans to joint ventures. The remaining US$210 million (1999: US$224 million) of loans to joint ventures are interest free and have no redemption date. These loans and fixed asset investments of US$78 million (1999: US$74 million) are not included in the above interest rate profile.

The floating rate financial assets earn interest at various rates set with reference to the prevailing LIBOR or equivalent.

Surplus funds have been invested on a fixed deposit/call basis in US dollars with banks which have a minimum A rating and which are members of the Billiton Syndicate of Banks. Limits are in place by bank and the maturity profile of the books was restricted to a maximum of three months.

The cash received from the IPO of Billiton (US$1.5 billion) in 1997 was utilised to fund Billiton Group companies and projects, with surpluses deposited in accordance with the investment policy approved by the Board.

Currency risk

The table below shows the extent to which Billiton Group companies have monetary assets and liabilities in currencies other than their functional currencies. Foreign exchange differences on retranslation of such assets and liabilities are taken to the profit and loss account:

	Net foreign currency monetary assets/(liabilities)				
	US $ 2000	SA Rand 2000	Aus $ 2000	Other 2000	Total 2000
			(US$ millions)		
Functional currency of Group operation					
US $	—	(810)	(108)	(24)	(942)
SA Rand	—	—	—	—	—
Other	27	—	—	—	27
	27	(810)	(108)	(24)	(915)

	Net foreign currency monetary assets/(liabilities)				
	US $ 1999	SA Rand 1999	Aus $ 1999	Other 1999	Total 1999
			(US$ millions)		
Functional currency of Group operation					
US $	—	(393)	(26)	43	(376)
SA Rand	14	—	—	1	15
Other	59	—	—	3	62
	73	(393)	(26)	47	(299)

The amounts shown in the above table take into account the effect of any forward foreign currency contracts entered into to manage these currency risks.

The South African Rand monetary liabilities above include the financing for the construction of Billiton Aluminium South Africa's Hillside smelter which were raised in a variety of currencies, including the US dollar and the Deutschmark. As a result of South African exchange control regulations, the borrowings are covered forward by foreign currency contracts, and are therefore treated as synthetic South African Rand borrowings.

The significant increase from June 1999 to June 2000 in exposure to the South African Rand is a reflection of the change of functional currency, from South African Rand to US dollar, of the Billiton Group's coal and ferroalloys divisions in South Africa.

Liquidity exposures

	Bank loans, debentures and other loans 2000	Obligations under finance leases 2000	Subsidiary preference shares 2000	Other creditors 2000	Total 2000
	(US$ millions)				
The maturity profile of the Group's financial liabilities is as follows:					
In one year or less or on demand	459	12	—	—	471
In more than one year but not more than two years	190	—	—	—	190
In more than two years but not more than five years	628	16	102	—	746
In more than five years	572	10	—	10	592
	1,849	38	102	10	1,999

	Bank loans, debentures and other loans 1999	Obligations under finance leases 1999	Subsidiary preference shares 1999	Other creditors 1999	Total 1999
	(US$ millions)				
In one year or less or on demand	336	12	—	—	348
In more than one year but not more than two years	73	6	—	—	79
In more than two years but not more than five years	199	22	99	—	320
In more than five years	693	12	—	12	717
	1,301	52	99	12	1,464

Loans falling due after more than five years are repayable as follows:

	2000	1999
	(US$ millions)	
By instalments	319	238
Not by instalments	253	455
	572	693

The aggregate amount of loans repayable by instalments and for which at least one instalment falls due after five years is US$754 million (1999: US$745 million).

At 30 June 2000 loans of US$3 million (1999: US$3 million) and US$206 million (1999: US$235 million) due within and after more than one year respectively were secured on assets of the Billiton Group.

Borrowing facilities

The maturity profile of the Billiton Group's undrawn committed facilities is as follows:

	2000	1999
	(US$ millions)	
Expiring in one year or less	76	97
Expiring in more than two years	1,172	1,358
	1,248	1,455

Fair value of financial instruments

The following table presents the book values and fair values of the Billiton Group's financial instruments. Fair value is the value at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated net fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the Billiton Group could realise in the normal course of business.

The fair value of the Billiton Group's financial instruments is as follows:

| | 2000 | | 1999 | |
	Book value	Fair value	Book value Restated	Fair value Restated
		(US$ millions)		
Primary and derivative financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	(471)	(471)	(348)	(348)
Long-term borrowings	(1,607)	(1,618)	(1,192)	(1,207)
Forward foreign currency contracts	60	74	63	104
Finance lease swap	19	30	13	28
	(1,999)	(1,985)	(1,464)	(1,423)
Cash and money market deposits	806	806	480	480
Loans to joint ventures	235	235	224	224
Current asset investments	109	109	101	101
Fixed asset investments (excluding investment in own shares)	78	78	74	74
Investment in exploration companies (see Note 13)	—	5	—	—
Derivative financial instruments held by production operations to hedge the Group's exposure on expected future sales and purchases:				
Forward commodity contracts	—	(2)	—	18
Forward foreign currency contracts	1	(4)	3	(5)
Derivative financial instruments held by marketing and trading to hedge the Group's exposure on expected future sales and purchases:				
Forward commodity contracts	—	—	—	(8)
Derivative financial instruments held to hedge the Group's exposure on future capital expenditure:				
Forward foreign currency contracts	—	—	5	8
	(770)	(758)	(577)	(531)
Financial assets	1,308	1,337	963	1,037
Financial liabilities	(2,078)	(2,095)	(1,540)	(1,568)
	(770)	(758)	(577)	(531)

The 1999 comparative amounts are restated to include loans to joint ventures, fixed asset investments and finance lease swaps.

Foreign currency assets and liabilities that are hedged using currency contracts are translated at the forward rate inherent in the contract. As a result, the net book value of the relevant asset or liability effectively includes an element of the fair value of the hedging instrument. For the purposes of the disclosures in the table above, the book value of the relevant asset or liability is shown excluding the effect of the hedge, and the balance of the net book value is allocated to the currency contracts.

Hedging of financing

Forward foreign currency swaps

Included in the book value of forward foreign currency contracts is US$60 million (1999: US$63 million) which are linked to short-term and long-term borrowings in respect of Billiton Aluminium South Africa's Hillside smelter with a book value of US$274 million (1999: US$341 million) which, as a result of South African

exchange restrictions, are together treated as synthetic South African Rand borrowings. In future periods the profit and loss account will reflect exchange differences arising on the synthetic South African Rand borrowings. The fair value disclosures relating only to the forward currency contract element of the synthetic debt have been calculated by reference to the forward rates that may be available if similar contracts were to be negotiated today.

Finance lease swap

Included within the book value of short and long-term liabilities are finance leases which have been swapped from a fixed interest rate to a floating interest rate and from a ten year term to a five year term. The book value of these leases is US$38 million (1999: US$52 million). The effect of the swap is to match the initial lease obligation by receiving payments over a ten year period at a fixed rate and making payments on a floating rate over five years. For the purpose of the disclosures, the book value of the finance leases is shown as it would be excluding the effect of the finance lease swap, the balance of the book value is allocated to the finance lease swap. The fair value disclosures relate only to the swapped components and reflect the fact that the swap receivable is subject to a fixed rate.

	Forward exchange contracts	Finance lease swap
	(US$ millions)	
Unrecognised gains at 1 July 1999	41	15
Gains arising in previous years recognised in the period	(4)	(2)
Gains arising before 30 June 1999 not included in the result for the year	37	13
Decrease in gains arising in previous years	(23)	(2)
Unrecognised gains at 30 June 2000	14	11
of which:		
Gains expected to be recognised within one year	2	2
Gains expected to be recognised after one year	12	9
	14	11

Other hedging

As described above, from time to time the Billiton Group hedges the following risks using derivative financial instruments:

(i)   Commodity sales prices. Strategic price hedges are taken out from time to time.

(ii) Input costs. Operating companies hedge non-functional currency operating costs at varying degrees. In addition, strategic hedges of aluminium input costs are taken out from time to time.

(iii) Capital costs. Non-functional currency capital costs are hedged using forward foreign currency contracts to varying degrees.

(iv) Finance leases. The exposure arising from fluctuations in interest rates is hedged for some finance lease repayments.

The Billiton Group sells aluminium on the open market at prices which will be set based on the LME price in the month prior to delivery. To reduce the exposure to movements in the LME price, a matching forward sale contract is entered into on the LME, locking in the price at the date on which the sale is contracted.

On maturity, the gains and losses on forward currency contracts used to hedge capital expenditure will be included as part of the cost of the assets under construction. These gains and losses will be charged to the profit and loss account through the depreciation charge over the life of the relevant asset.

Under the Billiton Group's accounting policy, foreign currency balances which are hedged using forward foreign currency contracts are translated at the exchange rate inherent in the contracts. Consequently, the relevant asset or liability effectively has the gain or loss on the hedging instrument embedded in its carrying value. Such gains and losses are treated as deferred until the underlying position matures.

Unrecognised gains and losses on the instruments used for hedging, and the movements therein, are as follows:

	Gains	Losses	Net gains/(loss)
	(US$ millions)		
Unrecognised gains/(losses) at 1 July 1999	21	(16)	5
(Gains)/losses arising in previous years recognised in the period	(18)	12	(6)
Gains arising in previous years recognised in fixed assets in the period	(3)	—	(3)
Gains/(losses) arising before 30 June 1999 not included in the result for the year	—	(4)	(4)
Gains/(losses) arising in the year and not recognised	2	(4)	(2)
Unrecognised gains/(losses) at 30 June 2000	2	(8)	(6)
of which:			
Gains/(losses) expected to be recognised within one year	2	(5)	(3)
Gains/(losses) expected to be recognised after one year	—	(3)	(3)
	2	(8)	(6)

The unrecognised losses relate predominantly to currency hedges taken out by QNI, in the main prior to acquisition by Billiton. These hedges were taken out to cover forward operating costs denominated in Australian dollars over a period of up to four years.

Deferred gains on the instruments used for hedging, and the movements therein, are as follows:

	Gains
	(US$ millions)
Deferred gains at 1 July 1999	8
Gains arising in previous years recognised in the period	(3)
Gains arising in previous years recognised in fixed assets in the period	(4)
Gains arising before 30 June 1999 not included in the result for the year	1
Gains arising in the year and not recognised	—
Deferred gains at 30 June 2000	1
of which:	
Gains expected to be recognised within one year	1
Gains expected to be recognised after one year	—
	1

20 Provisions for liabilities and charges

	Site rehabilitation	Post-retirement medical benefits	Deferred tax	Other	Total
			(US$ millions)		
Balance at 30 June 1998 as published	173	105	178	30	486
Prior year adjustment	29	—	—	—	29
Balance at 30 June 1998 as restated	202	105	178	30	515
Subsidiaries acquired and disposed	22	—	23	19	64
Charge for the year (including exchange differences)	—	8	—	3	11
Discounting	15	—	—	—	15
Utilisation	(17)	(7)	—	(20)	(44)
Balance at 30 June 1999	222	106	201	32	561
On revision of fair values (see Note 11)	—	—	27	—	27
Amounts capitalised	1	—	—	—	1
Charge/(credit) for the year (including exchange differences)	(19)	5	(54)	6	(62)
Discounting	12	—	—	—	12
Utilisation	(12)	(6)	—	(14)	(32)
Balance at 30 June 2000	204	105	174	24	507

Provision is made for site rehabilitation and decommissioning costs relating to a number of Billiton Group companies and are expected to be incurred over the next thirty years. The provision is estimated on the basis of the discounted value of the amounts to be spent at the end of the life of the mines.

The amounts provided for deferred taxation and the amounts not provided are set out below:

	2000	1999
	(US$ millions)	
Provided		
Accelerated capital allowances	157	188
Other timing differences	17	13
	174	201
Unprovided		
Accelerated capital allowances	291	240
Other timing differences	59	95
	350	335

21 Called up share capital

	2000	1999
	(US$ millions)	
Authorised		
3,000,000,000 (1999: 2,500,000,000) ordinary shares of US$0.50 each	1,500	1,250
50,000 (1999: 50,000) 5.5 per cent. preference shares of £1 each	—	—
	1,500	1,250
Allotted, called up and fully paid		
2,138,032,287 (1999: 2,138,032,287) ordinary shares of US$0.50 each	1,069	1,069
50,000 (1999: 50,000) 5.5 per cent. preference shares of £1 each	—	—
	1,069	1,069

At 30 June 2000 and 30 June 1999 there were no contingent rights to the allotment of further shares.

The preference shares have the right to repayment of the amount paid up on the nominal amount and any unpaid dividends in priority to the holders of any other class of shares on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders.

22 Reserves

	Share premium account	Profit & loss account
	(US$ millions)	
Balance at 30 June 1998 as restated	1,277	2,257
Retained profit for the year	—	165
Other recognised gains and losses	—	(14)
Reduction in share capital	(1,250)	1,250
Balance at 30 June 1999	27	3,658
Retained profit/(loss) for the year	—	345
Other recognised gains and losses	—	(7)
Balance at 30 June 2000	27	3,996

Undistributed profits are, generally, employed in the business of subsidiaries and joint ventures. In certain cases undistributed profits may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends.

The Billiton Group has certain reserves which are not freely distributable representing amounts of overseas tax exempted under non-UK investment incentive programmes. These reserves cannot be distributed to shareholders without incurring payment of the previously exempted taxes together with interest and penalties. The reserves are currently reinvested in the businesses and there is no intention to remit them. The amount of these non-distributable reserves amounted to US$91 million at 30 June 2000 (1999: US$55 million).

Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounted to US$604 million (1999: US$604 million).

23   Reconciliation of movements in shareholders' funds

	2000	1999	1998 Restated
	(US$ millions)		
Profit for the financial year	577	383	481
Other recognised gains and losses	(7)	(14)	(156)
Total recognised gains	570	369	325
Dividends	(232)	(218)	(225)
Share repurchase scheme	(2)	(116)	—
Issue of ordinary shares for cash	—	—	1,582
Cost of share issue	—	—	(89)
Goodwill written off	—	—	(38)
Exchange on preference shares in subsidiaries	—	—	659
Cancellation of pre-separation debt to Gencor	—	—	1,839
Net movement in shareholders' funds	336	35	4,053
Shareholders' funds at start of period as restated	4,638	4,603	550
Shareholders' funds at end of period	4,974	4,638	4,603

Billiton has entered into an arrangement under which it has contingently agreed to purchase its own shares from a special purpose vehicle (Strand Investment Holdings Limited) established for that purpose. 53,884,402 ordinary shares have been purchased (1999: 53,298,029 ordinary shares) at an aggregate purchase price of US$118 million (1999: US$116 million), which has been funded by the Billiton Group. The cost of purchasing these shares has been deducted from shareholders' funds. There is no intention to trade these shares and no dividends are paid in respect of them outside the Billiton Group. Normally, the Companies Act 1985 requires that interests in own shares be included in the balance sheet as an asset. However, in this case the Directors consider that the arrangements are such that the shares owned by Strand Investment Holdings Limited have effectively been repurchased by the Billiton Group and so do not constitute an asset of the Billiton Group and that to show them as such would fail to show a true and fair view.

24   Acquisitions

(a)   Alustang

During the year ended 30 June 2000 the Billiton Group acquired the 57.5 per cent. interest not already owned by the Billiton Group in the Alustang joint venture. The consideration paid was US$4 million and the fair value of net assets acquired was US$ Nil and accordingly goodwill of US$4 million has been capitalised.

(b)   Cerro Matoso SA

During the year ended 30 June 2000 the Billiton Group acquired 0.9 per cent. of the outstanding 1.1 per cent. minority interest of Cerro Matoso SA for a consideration of US$4 million. The fair value of net assets acquired was US$3 million and accordingly goodwill of US$1 million has been capitalised.

25   Commitments

	2000	1999
	(US$ millions)	
Contracted but not provided for	230	337

The Billiton Group has commitments under operating leases to make payments totalling US$26 million for the next year as follows:

	2000	1999
	(US$ millions)	
Land and buildings		
Leases which expire:		
Within one year	4	4
Between two and five years	8	13
Over five years	3	13
	15	30
Other operating leases		
Leases which expire:		
Within one year	2	2
Between two and five years	4	4
Over five years	5	1
	11	7

26   Pensions and post-retirement medical benefits

The Billiton Group operates or participates in a number of pension schemes throughout the world. The more significant schemes relate to businesses in South Africa.

The pension charge for the year is as follows:

	2000	1999
	(US$ millions)	
Defined contribution schemes	21	20
Industry-wide schemes	13	12
Defined benefit schemes		
regular cost	8	11
variation cost (including interest)	(1)	(2)
	41	41

To the extent that at any point in time there is a difference between pension cost and contributions paid, a prepayment or creditor is raised. The accumulated difference provided in the balance sheet at 30 June 2000 is a creditor of US$8 million (1999: US$4 million).

The assets of the defined contribution schemes are held separately from Billiton in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.

The industry-wide schemes are all in South Africa and are accounted for on the basis of contributions due in the financial year.

The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately from Billiton in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.

There are six funded schemes with funding levels ranging from 86 per cent. to 167 per cent. based on the actuarial value of the assets. At the dates of their most recent actuarial valuations, the combined market value of the schemes' assets was US$320 million and the combined actuarial value was US$297 million. In one case, where there is a deficiency, it will be made good by additional contributions spread forward over future working lifetimes. For the purposes of calculating the accounting charge, surpluses or deficiencies will be recognised through the variation cost component in future accounting periods as a level percentage of payroll.

The actuarial valuations determined pension costs using the projected unit method for all schemes other than those ongoing schemes which are closed to new members where the attained age method was used. The assumptions used vary by scheme. For the three largest schemes, the main economic assumptions used, market

and actuarial values of assets at the respective dates of the valuation and funding levels of funded schemes are as follows:

	Samancor Group Pension Fund	Billiton Pension Fund	Billiton International Metals Pension Fund
Country	South Africa	South Africa	Netherlands
Investment return	12%	12%	4%
Salary growth	10%	10%	0%
Pension increases	7%	7%	0%
Asset valuation method	Regression model on a revalued market index	Smoothed market value by moving average	Market value
Market value of fund (US$ million)	187	48	46
Actuarial value of fund (US$ million)	169	47	46
Funding level	124%	167%	133%

The Billiton Group provides healthcare benefits, which are mostly not pre-funded, for retired employees and their dependants in South Africa and Suriname. The post retirement benefit charge, net of employees' and retirees' contributions paid, in respect of these benefits was US$5 million (1999: US$10 million) net of exchange gains of US$11 million (1999: US$Nil). The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficiency between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component as a level percentage of payroll. In South Africa, a discount rate of 13 per cent. and claim cost increases of 10 per cent. per annum have been assumed, whilst for Suriname the respective assumptions were 6.5 per cent. for the discount rate and cost claim inflation of 6.5 per cent. reducing to 5 per cent. per annum over 5 years.

27 Reconciliation of operating profit to net cash inflow from operating activities

	2000	1999	1998 Restated
	(US$ millions)		
Operating profit	688	492	647
Depreciation and amortisation	388	347	401
Net exploration charge	41	41	39
Loss/(profit) on sale of fixed assets	2	2	(3)
(Increase)/decrease in stocks	(13)	3	19
Decrease/(increase) in debtors	48	(23)	(116)
(Decrease)/increase in creditors	(74)	(36)	25
(Decrease) in provisions	(40)	(31)	(18)
Net cash inflow from Billiton Group operating activities	1,040	795	994

28 Returns on investments and servicing of finance

	2000	1999	1998 Restated
	(US$ millions)		
Interest paid	(192)	(176)	(209)
Dividends paid on subsidiary company preference shares	(11)	—	—
Interest received	60	78	150
Other dividends received	10	12	1
Dividends paid to minorities	(12)	(40)	(60)
Net cash outflow from returns on investments and servicing of finance	(145)	(126)	(118)

29 Capital expenditure and financial investment

	2000	1999	1998
	(US$ millions)		
Purchases of tangible fixed assets	(873)	(664)	(402)
Exploration expenditure	(45)	(51)	(63)
Disposals of tangible fixed assets	34	42	29
Purchase of investments	(42)	(61)	(61)
Sale of investments	30	155	3
Net cash outflow for capital expenditure and financial investment	(896)	(579)	(494)

30 Acquisitions and disposals

	2000	1999	1998
	(US$ millions)		
Investment in subsidiaries	(8)	(1,116)	(64)
Sale of subsidiaries	—	33	—
(Overdraft) acquired with subsidiary	—	(16)	17
Cash transferred on disposal	—	(25)	—
Investment in joint ventures	(34)	(32)	(40)
Disposal of joint ventures	8	1	—
Net cash outflow for acquisitions and disposals	(34)	(1,155)	(87)

31 Management of liquid resources

	2000	1999	1998
	(US$ millions)		
(Increase)/decrease in money market deposits	(232)	1,394	(1,378)
Net cash (outflow)/inflow from management of liquid resources	(232)	1,394	(1,378)

32 Financing

	2000	1999	1998 Restated
	(US$ millions)		
Debt due within one year — repayment of loans	(218)	(405)	(157)
Debt due within one year — drawdowns	275	136	300
Debt due after one year — repayment of loans	(38)	(466)	(275)
Debt due after one year — drawdowns	619	463	195
Capital element of finance lease payments	(9)	(10)	(9)
Subsidiary company preference shares	16	99	—
Net cash inflow/(outflow) from debt	645	(183)	54
Repayment of capital to minorities	—	—	(91)
Share repurchase scheme	(2)	(116)	—
Issue of shares	—	—	1,582
Share issue expenses	—	—	(86)
Net cash inflow/(outflow) from financing	643	(299)	1,459

33 Analysis of net debt

	At 1 July 1998	Acquisitions and disposals	Cash flow	Other non-cash movements	Exchange movements	At 30 June 1999
	(US$ millions)					
Cash at bank and in hand	304	(24)	(81)	—	3	202
Overdrafts	(8)	(17)	(85)	—	1	(109)
	296	(41)	(166)	—	4	93
Subsidiary company preference shares	—	—	(99)	—	—	(99)
Finance lease obligations	(59)	—	10	—	(3)	(52)
Other debt due within one year	(355)	(45)	269	(102)	6	(227)
Other debt due after one year	(1,065)	—	3	87	10	(965)
	(1,479)	(45)	183	(15)	13	(1,343)
Money market deposits	1,674	3	(1,394)	—	(5)	278
Total	491	(83)	(1,377)	(15)	12	(972)
The balance sheet movement in cash including money market deposits is as follows:						
Cash at bank and in hand	304	(24)	(81)	—	3	202
Money market deposits	1,674	3	(1,394)	—	(5)	278
	1,978	(21)	(1,475)	—	(2)	480

	At 1 July 1999	Cash flow	Other non-cash movements	Exchange movements	At 30 June 2000
	(US$ millions)				
Cash at bank and in hand	202	104	—	(9)	297
Overdrafts	(109)	7	—	6	(96)
	93	111	—	(3)	201
Subsidiary company preference shares	(99)	(16)	—	13	(102)
Finance lease obligations	(52)	9	—	5	(38)
Other debt due within one year	(227)	(57)	(85)	6	(363)
Other debt due after one year	(965)	(581)	92	64	(1,390)
	(1,343)	(645)	7	88	(1,893)
Money market deposits	278	232	—	(1)	509
Total	(972)	(302)	7	84	(1,183)
The balance sheet movement in cash including money market deposits is as follows:					
Cash at bank and in hand	202	104	—	(9)	297
Money market deposits	278	232	—	(1)	509
	480	336	—	(10)	806

Money market deposits with financial institutions have a maturity of up to three months.

34 Related parties

Billiton Group companies have trading relationships with a number of joint ventures of the Billiton Group. In some cases there are contractual arrangements in place which require Billiton Group companies to source supplies from such undertakings or which require such undertakings to source supplies from Billiton Group companies. In the year ended 30 June 2000, sales made by Billiton Group entities to such joint ventures amounted to US$331 million (1999: US$313 million) and purchases amounted to US$2 million (1999: US$17 million).

Amounts owing between the Billiton Group and joint ventures are disclosed in Notes 13, 15, 17 and 18.

35 Contingent liabilities

Samancor, together with its joint venture partners, has guaranteed the external borrowings of the Columbus joint venture which, at 30 June 2000, amounted to US$245 million (1999: US$288 million) in total. Other guarantees given by Billiton Group companies amounted to US$90 million (1999: US$80 million).

36 Summary of differences between UK and US generally accepted accounting principles (''GAAP'')

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (''UK GAAP''), which differ in certain material respects from generally accepted accounting principles in the United States (''US GAAP'').

The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between UK and US GAAP. Since Billiton's Shares are not registered with the United States Securities and Exchange Commission (the ''SEC''), the Billiton Group is not currently required to provide this information. As a result the Billiton Group has elected to omit certain additional disclosures that would normally accompany this reconciliation were it being prepared in that context.

Reconciliation of consolidated profit and loss account

	Notes	2000	1999	1998
		(US$ millions)		
Attributable profit as reported under UK GAAP		577	383	481
US GAAP adjustments:				
Exploration costs	(i)	—	—	(15)
Business combinations	(ii)	(58)	(62)	(61)
Pensions	(iii)	1	5	(2)
Post retirement benefits other than pensions	(iv)	(10)	—	—
Hedge accounting	(v)	3	18	(24)
Synthetic accounting	(vi)	(29)	(40)	65
Investments				
Unlisted	(vii)	—	9	(2)
Start-up costs	(ix)	7	1	2
Shares held by Billiton Employee Share Ownership Trust	(x)	4	—	—
Income taxes	(xi)			
Secondary tax on companies		15	—	(5)
Application of full liability method to deferred taxation		(15)	(10)	(9)
Deferred taxation effect of US GAAP adjustments		17	24	(20)
Effect on minority interest of US GAAP adjustments		9	13	23
Net income		521	341	433
Other comprehensive income:				
Investments — Listed investments mark to market adjustment		(3)	—	—
Comprehensive income under US GAAP		518	341	433

Reconciliation of consolidated shareholders' funds

	Notes	2000	1999	1998
		(US$ millions)		
Shareholders' funds as reported under UK GAAP		4,974	4,638	4,603
US GAAP adjustments:				
Exploration costs	(i)	(15)	(15)	(15)
Business combinations	(ii)	809	867	978
Pensions	(iii)	46	45	45
Post retirement benefits other than pensions	(iv)	(55)	(45)	(13)
Hedge accounting	(v)	(3)	(6)	(24)
Synthetic accounting	(vi)	12	41	81
Investments				
— Listed/Endowment	(vii)	(3)	—	(8)
Dividends	(viii)	154	145	150
Start up costs	(ix)	(39)	(46)	(47)
Shares held by Billiton Employee Share Ownership Trust	(x)	(21)	(15)	(2)
Income taxes	(xi)			
Secondary tax on companies		15	—	—
Application of full liability method to deferred taxation		(350)	(335)	(334)
Deferred taxation effect of US GAAP adjustments		(81)	(98)	(63)
Effect on minority interest of US GAAP adjustments		25	16	(138)
Shareholders' funds under US GAAP		5,468	5,192	5,213

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

A summary of the principal differences applicable to the Billiton Group is set out below:

(i) Exploration costs

Under UK GAAP, exploration costs during the initial stage of a project are capitalised, with a full provision being made by way of a charge to the profit and loss account. Once an area is considered to be commercially viable, any provisions made in previous years are reversed to the extent that the relevant costs are recoverable.

Under US GAAP, exploration costs are expensed as incurred until the commercial viability of the project is determined.

(ii) Business combinations

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration paid and the fair value of the identifiable net assets acquired recognised as goodwill. Under applicable UK GAAP, goodwill and negative goodwill arising on acquisitions subsequent to 1 July 1998 are capitalised and amortised or released to operating profit over their useful economic lives. Goodwill arising on acquisitions prior to that date remains set off against reserves. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised. Under US GAAP, goodwill is capitalised and amortised over its estimated useful life.

In cases where traded equity securities are exchanged as consideration, UK GAAP requires the fair value of consideration to be determined at the date the transaction is consummated, while US GAAP requires the fair value of such consideration to be determined at the date the acquisition is announced.

(iii) Pensions

Under UK GAAP, the cost of providing pension benefits under defined benefit pension schemes is expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

Under US GAAP, the annual pension cost for such schemes comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.

(iv) Post retirement benefits other than pensions

Prior to 1 July 1998, as permitted under UK GAAP, post retirement benefits other than pensions were accounted for in accordance with the local accounting practice in the country where the respective subsidiary operates. Subsequent to that date, these benefits have been accounted for in accordance with the provisions of SSAP 24, which are consistent with the provisions of SFAS 106 for purposes of US GAAP, except for certain specific scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

(v) Hedge accounting

Under UK GAAP, a derivative financial instrument qualifies for hedge accounting on the basis of whether or not the instrument is designated as a hedge of an existing exposure or a firm commitment. Under US GAAP, specific rules govern the application of hedge accounting and generally require the existence of an exposure arising from a firm commitment and the specific matching of the hedge to the hedged item. Instruments that do not meet these requirements are marked to market with gains and losses being recognised in the profit and loss account.

(vi) Synthetic accounting

An operating subsidiary of Billiton whose functional currency is the US dollar, has attained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the South African Rand and the various foreign currencies. Under UK GAAP, the arrangement is treated as a synthetic South African Rand debt which at each period end is retranslated to US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic accounting would not be permitted. As a result, the foreign loans and forward exchange contracts would be accounted for separately. Foreign loans would be recorded at the exchange rate in effect on the date of the borrowing with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts would be marked to market annually with the resulting gain or loss also taken to the profit and loss account.

(vii) Investments

Under UK GAAP, certain unlisted investments are marked to market annually based upon third party valuations. The increase/(decrease) in the value of the investments is recognised in the profit and loss account. Under US GAAP, such investments are adjusted to reflect the increase in guaranteed surrender value of the investment, but are not permitted to be marked to market.

Under UK GAAP, certain investments in marketable securities are classified as exploration assets and carried at cost less provision for permanent impairment. Under US GAAP, such investments are classified as available for sale and marked to market with changes in fair value recognised as a component of comprehensive income.

(viii) Dividends

Under UK GAAP, the proposed final ordinary dividends are recognised in the financial year to which they relate. Under US GAAP, such dividends are not recognised until the period in which they are formally declared.

(ix) Start-up costs

UK GAAP allows for certain direct and indirect costs attributable to a new operating facility which are incurred during the construction and pre-commercial production period to be capitalised. Such costs would be written off over the estimated useful life of the associated asset. Certain of these costs would not be permitted to be capitalised under US GAAP, and would be expensed as incurred.

(x) Shares owned by Billiton Employee Share Ownership Trust

Under UK GAAP, Billiton Shares held by the trust to satisfy contingent awards to shares arising from Billiton's long-term share incentive plan are recorded as fixed asset investments. The cost of acquiring shares is recognised in the profit and loss account over the performance period of the awards, based on an assessment of the likelihood of the awards vesting. Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' equity. In addition, under US GAAP, the fair value of each award made by the Billiton Employee Share Ownership Trust is charged to the profit and loss account over the vesting period of the respective award.

(xi) Income taxes

Secondary tax on companies

Under UK GAAP, the proposed final ordinary dividends are recognised in the financial year to which they relate. In certain countries where the Billiton Group subsidiaries operate, a taxation charge equal to 12.5 per cent. of the total dividend declared is payable.

Under US GAAP, such dividends and the related tax charge are not recognised until the period in which they are formally declared.

Deferred taxation

Under UK GAAP, deferred taxation is calculated, using the liability method, in respect of timing differences arising from the difference between accounting and taxable profits. Provision is made for deferred taxation only to the extent that it is probable, in the opinion of the Directors, that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realised.

2.2(b) Unaudited Summary of Differences Between UK and Australian Generally Accepted Accounting Principles ("GAAP") for the Three Years Ended 30 June 2000

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in Australia ("Australian GAAP").

The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between UK and Australian GAAP.

Reconciliation of consolidated profit and loss account

	Notes	2000	1999	1998
		(US$ millions)		
Attributable profit as reported under UK GAAP		577	383	481
Australian GAAP adjustments:				
Business combinations	(i)	(51)	(49)	(42)
Exploration costs	(ii)	—	—	(15)
Income taxes — Secondary tax on companies	(iii)	15	—	(5)
— Application of full liability method to deferred taxation		(15)	(10)	(9)
Effect on minority interest of Australian GAAP adjustments		6	16	11
Net income under Australian GAAP		532	340	421

Reconciliation of consolidated shareholders' funds

	Notes	2000	1999	1998
		(US$ millions)		
Shareholders' funds as reported under UK GAAP		4,974	4,638	4,603
Business combinations	(i)	669	720	647
Exploration costs	(ii)	(15)	(15)	(15)
Dividends	(iv)	154	145	150
Shares held by Billiton Employee Share Ownership Trust	(v)	(21)	(15)	(2)
Income taxes — Secondary tax on companies	(iii)	15	—	—
— Application of full liability method to deferred taxation		(350)	(335)	(334)
Effect on minority interest of Australian GAAP adjustments		32	26	127
Shareholders' funds under Australian GAAP		5,458	5,164	5,176

The difference in accounting treatment as a result of differences between UK and Australian generally accepted accounting principles ("GAAP") are noted below.

(i) Business combinations

Both UK and Australian GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition with the difference between the consideration paid and the fair value of the identifiable net assets acquired recognised as goodwill.

Under applicable UK and Australian GAAP goodwill arising on acquisitions subsequent to July 1998 is capitalised and amortised against operating profit over its useful economic life. However under UK GAAP, goodwill arising on acquisitions prior to July 1998 was taken immediately to equity reserves. On subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised. Under Australian GAAP, all goodwill is capitalised and amortised over its useful life.

(ii) Exploration

Under UK GAAP, exploration costs during the initial stage of a project are capitalised, with a full provision being made by way of a charge to the profit and loss account. Once an area is considered to be commercially viable, any provisions made in previous years are reversed to the extent that the relevant costs are recoverable. Under Australian GAAP, exploration costs may be capitalised until commercial viability of the project is determined without any provision being made; where exploration costs have been expensed they cannot be reinstated.

(iii) Dividends

Under UK GAAP, the proposed final ordinary dividends are recognised in the financial year to which they relate. Under Australian GAAP, such dividends are not usually recognised until the period in which they are formally declared.

(iv) Taxation

South African secondary tax on companies

Under UK GAAP, proposed final ordinary dividends are recognised in the financial year to which they relate. In South Africa where certain of Billiton's subsidiaries operate, a taxation charge equal to 12.5 per cent. of the total dividend declared is payable and this is recognised when the dividends are proposed.

Under Australian GAAP, such dividends and the related tax charge are usually not recognised until the period in which they are formally declared.

Deferred taxation

Under UK GAAP, deferred taxation is calculated, using the liability method, in respect of timing differences arising from the difference between accounting and taxable profits. Provision is made for deferred taxation only to the extent that it is probable, that a liability or asset will crystallise in the foreseeable future.

Under Australian GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for timing differences arising from the difference between accounting and taxable profits, and for tax loss carry forwards at the applicable rate at each reporting date. Future income tax benefits in respect of tax losses are recognised to the extent that realisation is virtually certain.

(v) Shares held by Billiton Employee Share Ownership Trust

Under UK GAAP, shares in Billiton held by the trust to satisfy contingent awards to shares arising from Billiton's long-term share incentive plan are recorded as fixed assets. Under Australian GAAP, these shares are reflected as a deduction from shareholders' funds.

2.2(c) Unaudited Billiton Interim Financial Information for the 6 Months Ended 31 December 2000

The interim financial information in this Section has been extracted from Billiton's interim report for the 6 months ended 31 December 2000 without material adjustment.

In addition, a summary of differences between UK and Australian generally accepted accounting principles ("GAAP") for the 6 months ended 31 December 2000 are presented in Section 2.2(d).

Consolidated profit and loss account

	Notes	6 months ended 31 December 2000	6 months ended 31 December 1999	12 months ended 30 June 2000
		(US$ millions)		
Turnover including share of joint ventures' and associates' turnover:				
Group production		2,548	2,279	4,766
Trading and metals distribution		758	419	784
	1,2	3,306	2,698	5,550
Less: share of joint ventures' and associates' turnover included above	1,2	(336)	(303)	(559)
Group turnover	1,2	2,970	2,395	4,991
Turnover from Group production (excluding joint ventures and associates)	1	2,241	2,004	4,241
Related operating costs		(1,864)	(1,731)	(3,571)
Operating profit from Group production	1	377	273	670
Operating profit from trading and metals distribution		13	5	18
Operating profit	1,2	390	278	688
Share of operating profit of joint ventures and associates	1,2	98	100	162
Operating profit including share of profits of joint ventures and associates	1,2	488	378	850
Income from other fixed asset investments		11	6	8
Net interest and similar items payable				
— Group	3	(7)	(42)	(11)
— Joint ventures and associates	3	6	(10)	(10)
Profit on ordinary activities before taxation	1,2	498	332	837
Tax on profit on ordinary activities	4	(147)	(78)	(217)
Profit on ordinary activities after taxation		351	254	620
Equity minority interests		(13)	(13)	(43)
Attributable profit		338	241	577
Dividends to shareholders				
— Paid		—	—	(78)
Dividends to shareholders				
— Proposed		(92)	(78)	(154)
Retained profit		246	163	345
Earnings per ordinary share		15.4US cents	11.6US cents	27.8US cents
Dividend per ordinary share		4.0US cents	3.75US cents	11.25US cents

Attributable profit represents the profit for the financial period.

All amounts are derived from continuing activities.

For the 6 months ended 31 December 2000, turnover and operating profit include US$364 million and US$17 million respectively relating to acquisitions. The effect of disposals in the period is not material.

There is no difference between the historical cost profits and losses and the profits and losses as presented in the profit and loss account above.

The calculation of earnings per ordinary share is based on earnings after tax and minority interests of US$338 million (1999: US$241 million) and the weighted average number of ordinary shares outstanding of 2,201,516,640 (1999: 2,084,734,258).

The weighted average number of shares is calculated after deduction of shares held under the share repurchase scheme and the Billiton Employee Share Ownership Trust. There is no difference between the diluted earnings per share and earnings per share presented above.

Consolidated statement of total recognised gains and losses

	Group			Joint ventures and associates			Total		
	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)								
Attributable profit for the financial period	264	188	471	74	53	106	338	241	577
Exchange gains and losses on foreign currency net investments	—	(2)	(7)	—	—	—	—	(2)	(7)
Total recognised gains for the period	264	186	464	74	53	106	338	239	570

Consolidated balance sheet

	Notes	31 December 2000	31 December 1999	30 June 2000
		(US$ millions)		
Fixed assets				
Intangible assets				
— goodwill		142	90	82
— negative goodwill		(139)	(167)	(157)
		3	(77)	(75)
Tangible assets		7,301	6,069	6,245
Investments				
— joint ventures		834	121	140
— share of gross assets		1,995	766	756
— share of gross liabilities		(1,161)	(645)	(616)
— associates		48	—	—
— loans to joint ventures and associates and other investments		791	347	334
		8,977	6,460	6,644
Current assets				
Stocks		944	650	623
Debtors		1,111	870	855
Investments		108	114	109
Cash including money market deposits	11	597	447	806
		2,760	2,081	2,393
Creditors: amounts falling due within one year		(2,601)	(1,250)	(1,516)
Net current assets		159	831	877
Total assets less current liabilities		9,136	7,291	7,521
Creditors: amounts falling due after more than one year		(1,954)	(1,568)	(1,643)
Provisions for liabilities and charges		(691)	(557)	(507)
Net assets		6,491	5,166	5,371
Equity minority interests		(421)	(367)	(397)
Attributable net assets		6,070	4,799	4,974
Capital and reserves				
Called up share capital		1,160	1,069	1,069
Share premium account		592	27	27
Profit and loss account		4,318	3,819	3,996
Interest in shares of Billiton Plc		—	(116)	(118)
Equity shareholders' funds	5	6,070	4,799	4,974

The interest in shares of Billiton Plc held under the share repurchase scheme in prior periods has been deducted from capital and reserves in order to show a true and fair view.

Consolidated statement of cash flows

	Notes	6 months ended 31 December 2000	6 months ended 31 December 1999	12 months ended 30 June 2000
		(US$ millions)		
Net cash inflow from operating activities	6	439	329	1,040
Dividends received from joint ventures		55	42	98
Returns on investments and servicing of finance	7	(58)	(76)	(145)
Taxation		(111)	(54)	(140)
Capital expenditure and financial investment	8	(629)	(533)	(896)
Acquisitions and disposals	9	(1,365)	(17)	(34)
Equity dividends paid		(154)	(145)	(223)
Net cash outflow before management of liquid resources and financing		(1,823)	(454)	(300)
Management of liquid resources		368	71	(232)
Financing	10	1,471	415	643
Increase in cash	11	16	32	111

Reconciliation of net cash flow to movement in net debt

Increase in cash	11	16	32	111
Cash (inflow) from debt and lease financing	10	(621)	(415)	(645)
Cash flow from management of liquid resources		(368)	(71)	232
Change in net debt arising from cash flows		(973)	(454)	(302)
Loans and finance leases acquired with subsidiaries		(665)	—	—
Other non-cash movements		—	—	7
Exchange adjustments		73	14	84
Movement in net debt		(1,565)	(440)	(211)
Net debt at start of the period		(1,183)	(972)	(972)
Net debt at end of the period		(2,748)	(1,412)	(1,183)

Notes to the financial information

1 Segmental analysis by business

Turnover is attributable to the mining, refining, smelting, marketing and sale of metals, metal products, minerals and coal.

Total turnover by business segment is as follows:

	Group			Joint ventures & associates			Total		
	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)								
Aluminium	1,280	1,111	2,323	14	31	34	1,294	1,142	2,357
Base metals	119	128	197	34	3	6	153	131	203
Coal	588	508	1,012	6	—	—	594	508	1,012
Nickel	215	209	497	—	—	—	215	209	497
Steel and ferroalloys	504	439	962	119	104	243	623	543	1,205
Ferroalloys	504	439	962	26	29	64	530	468	1,026
Stainless steel	—	—	—	93	75	179	93	75	179
Titanium minerals	—	—	—	163	165	276	163	165	276
Metals distribution	264	—	—	—	—	—	264	—	—
	2,970	2,395	4,991	336	303	559	3,306	2,698	5,550

Included within the above is turnover attributable to associates of US$20 million (1999: nil).

99

Profit on ordinary activities before taxation by business segment is as follows:

	Group			Joint ventures & associates			Total		
	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)								
Aluminium	212	204	430	—	2	1	212	206	431
Base metals	12	15	27	7	—	—	19	15	27
Coal	104	29	59	(1)	—	—	103	29	59
Nickel	41	40	140	—	—	—	41	40	140
Steel and ferroalloys	64	53	142	(1)	—	6	63	53	148
Ferroalloys	64	53	142	1	4	7	65	57	149
Stainless steel	—	—	—	(2)	(4)	(1)	(2)	(4)	(1)
Titanium minerals	—	—	—	93	98	155	93	98	155
Metals distribution	7	—	—	—	—	—	7	—	—
New business and technology	(12)	(22)	(52)	—	—	—	(12)	(22)	(52)
Central items	(38)	(41)	(58)	—	—	—	(38)	(41)	(58)
Operating profit	390	278	688	98	100	162	488	378	850
Income from fixed asset investments	11	6	8	—	—	—	11	6	8
Net interest	(7)	(42)	(11)	6	(10)	(10)	(1)	(52)	(21)
Profit before taxation	394	242	685	104	90	152	498	332	837

Included within the above is operating profit attributable to associates of US$4 million (1999: nil).

Included within aluminium for the six months to 31 December 2000 is a net US$14 million for the Gove break fee.

Turnover of Billiton Group production by business segment is as follows:

	Group			Joint ventures & associates			Total		
	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)								
Aluminium	848	791	1,664	—	6	6	848	797	1,670
Base metals	107	57	106	34	—	—	141	57	106
Coal	572	508	1,012	6	—	—	578	508	1,012
Nickel	215	209	497	—	—	—	215	209	497
Steel and ferroalloys	499	439	962	104	104	243	603	543	1,205
Ferroalloys	499	439	962	11	29	64	510	468	1,026
Stainless steel	—	—	—	93	75	179	93	75	179
Titanium minerals	—	—	—	163	165	276	163	165	276
	2,241	2,004	4,241	307	275	525	2,548	2,279	4,766

Included within the above is turnover of Billiton Group production attributable to associates of US$20 million (1999: nil).

Operating profit from Billiton Group production by business segment is as follows:

	Group			Joint ventures & associates			Total		
	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)								
Aluminium	206	197	409	—	2	1	206	199	410
Base metals	12	17	30	7	—	—	19	17	30
Coal	104	29	59	(1)	—	—	103	29	59
Nickel	41	40	140	—	—	—	41	40	140
Steel and ferroalloys	64	53	142	(1)	—	6	63	53	148
Ferroalloys	64	53	142	1	4	7	65	57	149
Stainless steel	—	—	—	(2)	(4)	(1)	(2)	(4)	(1)
Titanium minerals	—	—	—	93	98	155	93	98	155
New business and technology	(12)	(22)	(52)	—	—	—	(12)	(22)	(52)
Central items	(38)	(41)	(58)	—	—	—	(38)	(41)	(58)
	377	273	670	98	100	162	475	373	832

Included within the above is operating profit from Billiton Group production attributable to associates of US$4 million (1999: nil).

Net operating assets analysed by business segment are as follows:

	Group			Joint ventures & associates		
	31.12.00	31.12.99	30.6.00	31.12.00	31.12.99	30.6.00
	(US$ millions)					
Aluminium	3,259	3,115	3,182	1	3	4
Base metals	888	(2)	(14)	919	—	—
Coal	1,172	1,208	1,163	346	—	—
Nickel	1,282	1,083	1,199	—	—	—
Steel and ferroalloys	992	945	945	294	307	315
Ferroalloys	992	945	945	31	56	55
Stainless steel	—	—	—	263	251	260
Titanium minerals	—	—	—	329	327	309
Metals distribution	347	—	—	—	—	—
Central items	3	18	(23)	—	—	—
Net operating assets	7,943	6,367	6,452	1,889	637	628

The basis of calculating net operating assets has been changed to additionally exclude corporate tax balances, dividends payable, investment in own shares, other fixed asset investments and current asset investments. Previously only interest bearing assets and liabilities were excluded. The comparative figures have been restated accordingly.

Included within the above is net operating assets attributable to associates of US$219 million (1999: nil).

2 Geographical analysis

Turnover by geographical market is as follows:

	Group			Joint ventures & associates			Total		
	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)								
Southern Africa	455	364	721	34	32	87	489	396	808
Europe	1,172	961	2,007	89	76	133	1,261	1,037	2,140
Latin America	63	67	114	19	3	25	82	70	139
Australia	140	136	286	2	1	3	142	137	289
Japan	240	249	452	31	22	42	271	271	494
South East Asia	293	337	677	25	29	56	318	366	733
Rest of World	607	281	734	136	140	213	743	421	947
	2,970	2,395	4,991	336	303	559	3,306	2,698	5,550

Turnover by geographical origin is as follows:

	Group			Joint ventures & associates			Total		
	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)								
Southern Africa	1,338	1,307	2,794	267	276	525	1,605	1,583	3,319
Europe	600	435	706	—	—	—	600	435	706
Latin America	396	328	723	26	—	—	422	328	723
Australia	333	281	689	—	—	—	333	281	689
Rest of World	303	44	79	43	27	34	346	71	113
	2,970	2,395	4,991	336	303	559	3,306	2,698	5,550

Profit on ordinary activities before taxation, analysed by geographical origin, is as follows:

	Group			Joint ventures & associates			Total		
	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)								
Southern Africa	227	155	329	92	100	161	319	255	490
Europe	8	7	51	—	—	1	8	7	52
Latin America	106	95	239	3	—	—	109	95	239
Australia	51	17	64	—	—	—	51	17	64
Rest of World	(2)	4	5	3	—	—	1	4	5
Operating profit	390	278	688	98	100	162	488	378	850
Income from other fixed asset investments	11	6	8	—	—	—	11	6	8
Net interest	(7)	(42)	(11)	6	(10)	(10)	(1)	(52)	(21)
Profit before taxation	394	242	685	104	90	152	498	332	837

The geographical origin of net operating assets is as follows:

	Group			Joint ventures & associates		
	31.12.00	31.12.99	30.6.00	31.12.00	31.12.99	30.6.00
	(US$ millions)					
Southern Africa	3,670	3,512	3,598	623	634	624
Europe	59	123	16	—	—	—
Latin America	2,153	1,086	1,171	1,123	—	—
Australia	1,766	1,623	1,698	—	—	—
Rest of World	295	23	(31)	143	3	4
Net operating assets	7,943	6,367	6,452	1,889	637	628

102

3   Net interest and similar items (payable)/receivable

	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)		
On bank loans and overdrafts	(101)	(63)	(132)
On all other loans	(27)	(27)	(49)
Finance lease and hire purchase interest	(2)	(3)	(6)
	(130)	(93)	(187)
Dividends on subsidiary company preference shares	(5)	(7)	(13)
Discounting on provisions	(5)	(5)	(12)
	(140)	(105)	(212)
Less amounts capitalised	15	27	55
	(125)	(78)	(157)
Share of interest of joint ventures	(12)	(10)	(26)
Share of interest of associates	(3)	—	—
Interest payable	(140)	(88)	(183)
Other interest receivable	48	22	68
Exchange differences on net debt			
— Group	70	14	78
— Joint ventures	21	—	16
Net interest and similar items payable	(1)	(52)	(21)

Net exchange gains primarily represent the effect on borrowings of the depreciation of the South African Rand against the US dollar.

4   Tax on profit on ordinary activities

	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)		
UK corporation tax at 30% (1999: 30%)	10	35	105
Less double taxation relief	(9)	(32)	(100)
South African income tax			
Current	64	34	81
Deferred	(16)	(10)	(31)
Other overseas taxation			
Current	18	39	112
Deferred	18	(27)	(23)
Withholding taxes and secondary tax on companies	33	2	24
Share of joint ventures' tax charge	29	37	48
Other	—	—	1
	147	78	217

The effective tax rate for the period is reduced by the effects of non-taxable income (particularly exchange gains) and is increased by higher secondary taxes paid on the repatriation of dividends from South African operations.

5 Reconciliation of movements in shareholders' funds

	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)		
Profit for the financial period	338	241	577
Other recognised gains and losses	—	(2)	(7)
Total recognised gains	338	239	570
Dividends	(92)	(78)	(232)
Issue of ordinary shares for cash	656	—	—
Share repurchase scheme	194	—	(2)
Net movement in shareholders' funds	1,096	161	336
Shareholders' funds at start of period	4,974	4,638	4,638
Shareholders' funds at end of period	6,070	4,799	4,974

6 Reconciliation of operating profit to net cash inflow from operating activities

	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)		
Operating profit	390	278	688
Depreciation and amortisation	221	194	388
Net exploration charge	12	13	41
(Profit)/loss on sale of fixed assets	(4)	—	2
(Increase) in stocks	(66)	(40)	(13)
(Increase)/decrease in debtors	(17)	28	48
(Decrease) in creditors	(81)	(148)	(74)
(Decrease)/increase in provisions	(16)	4	(40)
	439	329	1,040

7 Returns on investments and servicing of finance

	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)		
Interest paid	(102)	(96)	(192)
Dividends on subsidiary company preference shares	(5)	(6)	(11)
Interest received	48	25	60
Other dividends received	11	10	10
Dividends paid to minorities	(10)	(9)	(12)
	(58)	(76)	(145)

8   Capital expenditure and financial investment

	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)		
Purchases of tangible fixed assets	(253)	(518)	(873)
Exploration expenditure	(56)	(18)	(45)
Disposals of tangible fixed assets	26	16	34
Purchase of investments	(348)	(40)	(42)
Sale of investments	2	27	30
	(629)	(533)	(896)

9   Acquisitions and disposals

	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)		
Investment in subsidiaries	(1,187)	—	(8)
Overdraft and cash acquired with subsidiary	102	—	—
Sale of subsidiaries	4	—	—
Cash transferred on sale	(4)	—	—
Investment in joint ventures	(295)	(24)	(34)
Disposal of joint ventures	15	7	8
	(1,365)	(17)	(34)

10   Financing

	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
	(US$ millions)		
Borrowings due within one year — repayment of loans	(159)	(104)	(218)
Borrowings due within one year — drawdowns	737	161	275
Borrowings due after one year — repayment of loans	(41)	(13)	(38)
Borrowings due after one year — drawdowns	92	359	619
Capital element of finance lease payments	(8)	(4)	(9)
Subsidiary company preference shares	—	16	16
Net cash inflow from borrowings	621	415	645
Issue of shares	656	—	—
Share repurchase scheme	194	—	(2)
Net cash inflow from financing	1,471	415	643

11 Analysis of movement in net debt

	At 1.7.00	Subsidiaries Disposed	Subsidiaries Acquired	Cash flow	Exchange movements	Other non Cash movements	At 31.12.00
				(US$ millions)			
Cash at bank and in hand	297	(4)	131	42	(10)	—	456
Overdrafts	(96)	—	(29)	(124)	—	—	(249)
	201	(4)	102	(82)	(10)	—	207
Subsidiary company preference shares	(102)	—	(150)	—	10	—	(242)
Finance lease obligations	(38)	—	—	8	3	—	(27)
Other borrowings due within one year	(363)	—	(365)	(578)	27	(24)	(1,303)
Other borrowings due after one year	(1,390)	—	(150)	(51)	43	24	(1,524)
	(1,893)	—	(665)	(621)	83	—	(3,096)
Money market deposits	509	—	—	(368)	—	—	141
Total	(1,183)	(4)	(563)	(1,071)	73	—	(2,748)
The balance sheet movement in cash including money market deposits is as follows:							
Cash at bank and in hand	297	(4)	131	42	(10)	—	456
Money market deposits	509	—	—	(368)	—	—	141
	806	(4)	131	(326)	(10)	—	597

Money market deposits with financial institutions have a maturity of up to three months.

12 Post balance sheet event

On 25 January 2001 the Billiton Group announced that it had completed the US$1.49 billion acquisition from Alcoa Inc. of Reynolds Australia Aluminium Ltd LLC, which holds a 56 per cent. interest in the Worsley alumina refinery in Western Australia. The Billiton Group now holds an 86 per cent. interest in Worsley.

Summary of differences between UK and US generally accepted accounting principles ("GAAP")

The consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP").

The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between UK and US GAAP. Since Billiton's shares are not registered with the United States Securities and Exchange Commission (the "SEC"), the Billiton Group is not currently required to provide this information. As a result, the Billiton Group has elected to omit certain additional disclosures that would accompany this reconciliation were it being prepared in that context.

Reconciliation of consolidated profit and loss account

	Note	6 months to 31.12.00	6 months to 31.12.99	12 months to 30.6.00
		(US$ millions)		
Attributable profit as reported under UK GAAP		338	241	577
US GAAP adjustments:				
Exploration costs	(i)	—	—	—
Business combinations	(ii)	(32)	(28)	(58)
Pensions	(iii)	(1)	—	1
Post retirement benefits other than pensions	(iv)	2	—	(10)
Hedge accounting	(v)	(14)	4	3
Synthetic accounting	(vi)	2	(31)	(29)
Start-up costs	(ix)	(2)	3	7
Shares held by Billiton Employee Share Ownership Trust	(x)	1	—	4
Income taxes	(xi)			
• Secondary tax on companies		11	—	15
• Application of full liability method to deferred taxation		—	—	(15)
• Deferred taxation effect of US GAAP adjustments		5	12	17
Effect on minority interest of US GAAP adjustments		(3)	1	9
Other	(xii)	(2)	—	—
Net income under US GAAP before cumulative effect of change in accounting principle		305	202	521
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of tax		(7)	—	—
Net income under US GAAP after cumulative effect of change in accounting principle		298	202	521
Other comprehensive income				
Investments	(vii)	(1)	—	(3)
Comprehensive income under US GAAP		297	202	518

Reconciliation of consolidated shareholders' funds

	Note	31.12.00	31.12.99	30.6.00
		(US$ millions)		
Shareholders' funds as reported under UK GAAP		6,070	4,799	4,974
US GAAP adjustments:				
Exploration costs	(i)	(15)	(15)	(15)
Business combinations	(ii)	1,005	817	809
Pensions	(iii)	45	45	46
Post retirement benefits other than pensions	(iv)	(53)	—	(55)
Hedge accounting	(v)	(2)	(2)	(3)
Synthetic accounting	(vi)	14	10	12
Investments	(vii)	(4)	—	(3)
Dividends	(viii)	92	78	154
Start-up costs	(ix)	(41)	(43)	(39)
Shares held by Billiton Employee Share Ownership Trust	(x)	(16)	—	(21)
Income taxes	(xi)			
• Secondary tax on companies		26	—	15
• Application of full liability method to deferred taxation		(327)	(335)	(350)
• Deferred taxation effect of US GAAP adjustments		(325)	(100)	(81)
Effect on minority interest of US GAAP adjustments		24	16	25
Shareholders' funds under US GAAP		6,493	5,270	5,468

Summary of Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates are employed to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

A summary of the principal differences applicable to the Billiton Group is set out below:

(i)   Exploration costs

Under UK GAAP, exploration costs during the initial stage of a project are capitalised, with a full provision being made by way of a charge to the profit and loss account. Once an area is considered to be commercially viable, any provisions made in previous years are reversed to the extent that the relevant costs are recoverable.

Under US GAAP, exploration costs are expensed as incurred until the commercial viability of the project is determined.

(ii)   Business combinations

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration paid and the fair value of the identifiable net assets acquired recognised as goodwill. Under applicable UK GAAP, goodwill and negative goodwill arising on acquisitions subsequent to 1 July 1998 are capitalised and amortised or released to operating profit. Goodwill arising on acquisitions prior to that date remains set off against reserves. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised.

Under US GAAP, goodwill is capitalised and amortised over its estimated useful life.

In cases where traded equity securities are exchanged as consideration, UK GAAP requires the fair value of consideration to be determined at the date the transaction is completed, while US GAAP requires the fair value of such consideration to be determined at the date the acquisition is announced.

(iii)   Pensions

Under UK GAAP, the cost of providing pension benefits under defined benefit pension schemes is expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

Under US GAAP, the annual pension cost for such schemes comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.

(iv)   Post retirement benefits other than pensions

Prior to 1 July 1998, as permitted under UK GAAP, post retirement benefits other than pensions were accounted for in accordance with local accounting practice in the country where the respective subsidiary operates. Subsequent to that date, these benefits have been accounted for in accordance with the provisions of SSAP 24, which are consistent with the provisions of SFAS 106 for purposes of US GAAP, except for certain specific scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments became effective.

(v)   Hedge accounting

Under UK GAAP, a derivative financial instrument qualifies for hedge accounting on the basis of whether or not the instrument is designated as a hedge of an existing exposure or a firm commitment.

Under US GAAP, Statement of Financial Accounting Standard 133 (FAS 133) ''Accounting for Derivative Instruments and Hedging Activities'' has been issued and was adopted by Billiton with effect from 1 July, 2000. This standard establishes accounting and reporting standards for derivative instruments and for hedging activities. Previously under US GAAP, specific rules governed the application of hedge accounting and generally required the existence of an exposure arising from a firm commitment and the specific matching of the hedge to the hedged item. In the case of instruments which effectively established minimum prices for designated future production, these instruments were recognised in revenue when the planned production was delivered. Instruments that did not meet these requirements were marked to market with gains and losses being recognised in the profit and loss account.

At the adoption date of FAS 133 on 1 July 2000, none of the Billiton Group's derivatives qualified for hedge accounting and they were thus marked to market, resulting in recognition of the cumulative effect of a change in accounting principle of US$ 7 million, net of tax. As at 31 December 2000, none of the derivatives held by the Billiton Group qualify for hedge accounting under US GAAP. They have therefore, been marked to market with the associated gains and losses recognised in the profit and loss account in the current period. In addition, FAS 133 does not permit the hedging of transactions involving a company's shareholders' equity as permitted under UK GAAP and, accordingly, the result of the hedging of the Billiton Group's share issue proceeds, which was recorded directly in reserves under UK GAAP, has been recognised in the profit and loss account under US GAAP.

(vi) Synthetic accounting

An operating subsidiary of Billiton whose functional currency is the US dollar, has obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the South African Rand and the foreign currencies. Under UK GAAP, all of the subsidiary's debt is treated as synthetic South African Rand debt which at each period end is retranslated to US dollars at the spot rate with the exchange gain or loss being included in the profit and loss account.

Under US GAAP, synthetic accounting would not be permitted. As a result, the foreign currency loans and forward exchange contracts would be accounted for separately. Foreign currency loans would be recorded at the exchange rate in effect on the date of the borrowing with gains and losses arising from exchange rate movements versus the US dollar, taken to the profit and loss account. The forward exchange contracts would be marked to market annually with the resulting gain or loss also taken to the profit and loss account. Whilst over time the aggregate gains and losses recognised in the profit and loss account would be the same as those recognised under UK GAAP, the timing of recognition will vary.

(vii) Investments

Under UK GAAP, certain investments in marketable securities are classified as exploration assets and carried at cost less provision for permanent impairment. Under US GAAP, such investments are classified as available for sale and marked to market with changes in fair value recognised as a component of comprehensive income.

(viii) Dividends

Under UK GAAP, the proposed final ordinary dividends are recognised in the financial year to which they relate. Under US GAAP, such dividends are not recognised until the period in which they are formally declared.

(ix) Start-up costs

UK GAAP allows for certain direct and indirect costs attributable to an operating facility which were incurred during the construction and pre-commercial production period to be capitalised. Such costs are written off over the estimated useful life of the associated asset. Certain of these costs would not be permitted to be capitalised under US GAAP, and would be expensed as incurred.

(x) Shares owned by Billiton Employee Share Ownership Trust

Under UK GAAP, shares in Billiton held by the trust to satisfy contingent awards to shares arising from Billiton's long-term share incentive plan are recorded as fixed asset investments. The cost of acquiring shares is recognised in the profit and loss account over the performance period of the awards, based on an assessment of the likelihood of the awards vesting. Under US GAAP, in accordance with FAS 123, ''Accounting for Stock Based Compensation'', these shares are recorded at cost and reflected as a deduction of shareholders' equity. In

addition, under US GAAP, the fair value of each award made by the Billiton Employee Share Ownership Trust is charged to the profit and loss account over the vesting period of the respective award.

(xi) Income taxes

Secondary tax on companies

Under UK GAAP, the proposed final ordinary dividends are recognised in the financial year to which they relate. In certain countries where the Billiton Group subsidiaries operate, a taxation charge equal to 12.5% of the total dividend declared is payable.

Under US GAAP, such dividends and the related tax charge are not recognised until the period in which they are formally declared.

Deferred taxation

Under UK GAAP, deferred taxation is calculated, using the liability method, in respect of timing differences arising from the difference between accounting and taxable profits. Provision is made for deferred taxation only to the extent that it is probable, in the opinion of the Directors, that a liability or asset will crystallise in the foreseeable future.

Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A provision is established when it is more likely than not that some portion or all of the deferred tax assets will not be realised.

(xii) Other

Other consists of other differences between UK GAAP and US GAAP that are considered insignificant to be quantified individually.

2.2(d)   Unaudited Summary of Differences Between UK and Australian Generally Accepted Accounting Principles (''GAAP'') for the 6 Months Ended 31 December 2000

The interim financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (''UK GAAP''), which differ in certain material respects from generally accepted accounting principles in Australia (''Australian GAAP'').

The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between UK and Australian GAAP.

**Reconciliation of consolidated profit and loss account
for the 6 months ended 31 December 2000**

	Notes	2000
		(US$ millions)
Attributable profit as reported under UK GAAP		338
Australian GAAP adjustments:		
Business combinations	(i)	(43)
Income taxes:	(iv)	
— Secondary tax on companies		11
Effect on minority interest of Australian GAAP adjustments		(3)
Net income under Australian GAAP		303

Reconciliation of consolidated shareholders' funds as at 31 December 2000

	Notes	2000
		(US$ millions)
Shareholders' funds as reported under UK GAAP		6,070
Australian GAAP adjustments:		
Business combinations	(i)	599
Exploration costs	(ii)	(15)
Dividends	(iii)	92
Shares held by Billiton Employee Share Ownership Trust		(16)
Income taxes:	(iv)	
— Secondary tax on companies		26
— Application of full liability method to deferred taxation		(327)
Effect on minority interest of Australian GAAP adjustments		30
Shareholders' funds under Australian GAAP		6,459

The difference in accounting treatment as a result of differences between UK and Australian generally accepted accounting principles (''GAAP'') are noted below.

(i)   Business combinations

Both UK and Australian GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition with the difference between the consideration paid and the fair value of the identifiable net assets acquired recognised as goodwill.

Under applicable UK and Australian GAAP, goodwill arising on acquisitions subsequent to July 1998 is capitalised and amortised against operating profit over its useful economic life. However under UK GAAP, goodwill arising on acquisitions prior to July 1998 was taken immediately to equity reserves. On subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised. Under Australian GAAP, all goodwill is capitalised and amortised over its useful life.

(ii)   Exploration

Under UK GAAP, exploration costs during the initial stage of a project are capitalised, with a full provision being made by way of a charge to the profit and loss account. Once an area is considered to be commercially viable, any

provisions made in previous years are reversed to the extent that the relevant costs are recoverable. Under Australian GAAP, exploration costs may be capitalised until commercial viability of the project is determined without any provision being made; where exploration costs have been expensed they cannot be reinstated.

(iii) Dividends

Under UK GAAP, the proposed final ordinary dividends are recognised in the financial year to which they relate. Under Australian GAAP, such dividends are not usually recognised until the period in which they are formally declared.

(iv) Taxation

South African secondary tax on companies

Under UK GAAP, proposed final ordinary dividends are recognised in the financial year to which they relate. In South Africa where certain of Billiton's subsidiaries operate, a taxation charge equal to 12.5 per cent. of the total dividend declared is payable and this is recognised when the dividends are proposed.

Under Australian GAAP, such dividends and the related tax charge are not usually recognised until the period in which they are formally declared.

Deferred taxation

Under UK GAAP, deferred taxation is calculated, using the liability method, in respect of timing differences arising from the difference between accounting and taxable profits. Provision is made for deferred taxation only to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Under Australian GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for timing differences arising from the difference between accounting and taxable profits, and for tax loss carry forwards at the applicable rate at each reporting date. Future income tax benefits in respect of tax losses are recognised to the extent that realisation is virtually certain.

(v) Shares held by Billiton Employee Share Ownership Trust

Under UK GAAP, shares in Billiton held by the trust to satisfy contingent awards to shares arising from Billiton's long-term share incentive plan are recorded as fixed assets. Under Australian GAAP, these shares are reflected as a deduction from shareholders' funds.

3

BHP Billiton



DESCRIPTION OF THE
COMBINED GROUP

3.1 Profile of the Combined Group

(a) One of the world's largest diversified resources groups

The Combined Group had pro forma turnover of US$18.7 billion (A$29.3 billion) and attributable net profit (excluding merger costs) of approximately US$1.6 billion (A$2.5 billion) for the year ended 30 June 2000.

As at 9 April 2001, the enterprise value of the Combined Group would have been US$35.9 billion (A$70.9 billion). This is based on BHP net debt of US$3.4 billion (A$6.1 billion) and Billiton net debt of US$2.7 billion (A$5.0 billion) as at 31 December 2000 and has been adjusted for additional Billiton debt resulting from the Worsley acquisition discussed in Section 4.[1]

Assuming that the published production figures of the major producers of the commodities specified below do not change between the date the figures were published and the date of completion of the merger, the portfolio of the Combined Group will include leadership or near leadership positions in the world's key minerals and metals markets. The Combined Group will be:

- the world's largest producer of export steaming coal;

- the world's largest exporter of hard coking coal;

- the world's third largest iron ore producer;

- the world's largest integrated producer of manganese/chrome/ferroalloys;

- the world's fourth largest aluminium and alumina producer; and

- the world's third largest copper producer.

The Combined Group will also have regional scale in oil, gas and LNG in Australia, the Gulf of Mexico, Algeria and the Irish Sea.

(b) Description of combined assets

BHP Billiton's key assets will include:

(i) Iron ore operations in Western Australia

The Pilbara iron ore mines in Australia rank amongst the world's best long-life iron ore assets, producing a mixture of fine and lump products containing a large proportion of high quality iron ore lump. They are located close to Asian customers.

(ii) Worsley alumina plant in Western Australia

Billiton has an 86% share in the integrated Worsley alumina refinery/bauxite mine in Australia. Worsley is widely acknowledged as one of the world's premier bauxite/alumina assets, with exceptionally low operating costs.

(iii) Aluminium smelting operations

Billiton's aluminium production comprises the wholly-owned Bayside and Hillside smelters which are located in South Africa, a 46% economic interest in the Alumar smelter and a 46% interest in Valesul Aluminio SA, both located in Brazil.

Billiton also has a 47% stake in the Mozal aluminium smelter in Mozambique, with a design output of 250,000 tonnes per annum. Mozal is the largest single project investment ever made in Mozambique and is expected to be a world class, low cost and high-quality aluminium producer.

---

1. *For these purposes, the market capitalisation of BHP and Billiton, and the additional Billiton debt arising from the Worsley acquisition have been calculated using relevant exchange rates on 9 April 2001. BHP and Billiton net debt amounts as at 31 December 2000 have been calculated using relevant exchange rates on 31 December 2000.*

(iv) Escondida copper mine in Chile

Escondida is one of the largest copper mines in the world, is low cost and has a mine life exceeding 20 years. Production for the 12 months ended 30 June 2000 was approximately 920,000 tonnes of copper contained in concentrate and cathode (100% basis).

(v) Steaming coal operations in New Mexico, South Africa, New South Wales and Colombia

BHP owns three open pit thermal coal mines (Navajo, San Juan and La Plata) in the Four Corners region of New Mexico, United States. All three mines supply run of mine steaming coal to two mine mouth power stations.

Billiton is one of the world's largest producers of seaborne steaming coal, with operations in South Africa (Ingwe, 100% owned), Australia (Coal Operations Australia Limited (*COAL*)) and Colombia (one third interest in Carbones del Cerrejon (*CDC*), and a 17% interest in Cerrejon Zone Norte (*CZN*)).

Ingwe operates eight mines in South Africa with production accounting for approximately 30% of South Africa's coal output, making it South Africa's largest coal producer and one of the largest coal companies in the world. Ingwe conducts its exports to overseas markets through its 39.5% interest in the Richards Bay Coal Terminal Company Limited in South Africa, the largest coal export facility of its kind in the world.

(vi) Metallurgical coal operations in Queensland

On 28 March 2001, BHP and Mitsubishi Development Pty Ltd announced that they had entered into a memorandum of understanding to move to equal ownership interests in the Central Queensland Coal Associates and Gregory joint ventures. These joint ventures own mines which are low cost, long life, high quality, hard coking coal assets, close to customers in Asia.

(vii) North-West Shelf LNG operations and the Bass Strait oil and gas fields in Australia

The North-West Shelf development is one of Australia's largest resources projects, providing LNG under long term contracts to customers in Japan, and domestic gas to Western Australia. Plans to expand the production capacity by 4.2 mtpa through the addition of a 4th LNG train have been announced.

Bass Strait produces crude oil and condensate and markets gas in New South Wales and Victoria.

(viii) Ferroalloy operations in Australia and South Africa

Billiton owns 60% (the balance being owned by Anglo American plc) of Samancor Limited (*Samancor*), Groote Eylandt Mining Co Pty Limited (*GEMCO*) and Tasmanian Electro Metallurgical Company (Pty) Limited (*TEMCO*).

Samancor is one of the world's largest integrated producers of chrome and manganese ores and ferroalloys. GEMCO produces various grades of manganese ore for metallurgical and chemical uses and its mining operations are situated on the island of Groote Eylandt off the east coast of the Northern Territory of Australia. TEMCO produces manganese alloys from its plant near Launceston, Tasmania.

(c) Diversity in products, markets and geography

Based on pro forma operating profit, including share of joint ventures for the year ended 30 June 2000, the Combined Group has the following commodity split.

Operating profit by commodity (including joint ventures)[(a)]


Other Commodities 4%
Aluminium 12%
Base Metals 13%
Coal 12%
Ferroalloys 4%
Iron Ore 10%
Nickel 4%
Oil & Gas 30%
BHP Steel 11%(b)

Notes:

(a) Excludes other non-commodity costs of US$574 million and one-off items such as write-downs.

(b) BHP Steel includes OneSteel Limited which was spun out with effect from 31 October 2000. It is intended that the remaining BHP Steel assets will be spun out to BHP shareholders by the end of calendar year 2002.

Source: Unaudited pro forma financial information on the Combined Group set out in Section 4.

The Combined Group's pro forma revenues are from the following geographical markets, for the year ended 30 June 2000.

Sales by geographical market (including turnover from joint ventures and associates)


Southern Africa 4%
Rest of World 7%
Australia 24%
Europe 20%
Japan 12%
South Korea 6%
Other Asia 10%
North America 17%

Source: Unaudited pro forma financial information on the Combined Group set out in Section 4.

Proforma net operating assets by region of production as at 31 December 2000 are allocated as follows.

Net operating assets by geographic location (including share of joint ventures and associates)



Source: Unaudited pro forma financial information on the Combined Group set out in Section 4.

(d) Growth Portfolio

The Combined Group will have a broad, high quality portfolio of identified growth projects. These projects are currently expected to be undertaken over the medium term, and are expected to provide the Combined Group with a steady growth profile over that period. These projects include:

(i) Copper

Escondida Phase IV and Escondida Norte

The Escondida Phase IV expansion project was approved in November 2000. This will increase total sulphide ore processing capacity by 85% and increase total copper production to 1.2 million tonnes per annum over the first five years of full production.

Escondida Norte is a significant high grade resource, located five kilometres north of the existing Escondida pit.

Antamina

The Antamina copper-zinc mine in Peru is scheduled for mechanical completion in mid 2001. Antamina is expected to be the third largest zinc and one of the ten largest copper mines in the world.

Tintaya Oxide

Construction of an oxide plant at BHP's Tintaya operations commenced in February 2001. The project involves the construction of a copper leaching and solvent extraction electrowinning (SX/EW) facility to initially produce 34,000 tonnes per annum of copper contained in cathode, raising to 40,000 tonnes per annum after two years.

Spence

Pre-feasibility study work on Billiton's Spence copper project in Chile has been completed and a full feasibility study is expected to commence shortly.

(ii) **Aluminium**

Mozal Phase 2

Billiton currently has a 47% stake in Mozal. A feasibility study has been undertaken to evaluate the doubling of Mozal's production capacity and a decision in this respect is likely to be taken in the first half of 2001.

Hillside Phase 3

A feasibility study on the expansion of the Hillside smelter is expected to be submitted for approval in the last quarter of the current Financial Year.

(iii) **Iron ore**

Mining Area C

Mining Area C is a Marra Mamba type iron ore deposit in Western Australia. BHP has signed a Letter of Intent with Posco to enter into a joint venture for the development and operation of an iron ore mine at the "C" deposit of Mining Area C. First production is scheduled for 2003 at an initial rate of 3.5 mtpa, building to 15 mtpa as market conditions allow.

(iv) **Steaming coal**

Mount Arthur North

The Mount Arthur North mine, which is currently under development in Australia, is expected to add significantly to Billiton's attributable capacity, with resulting total planned annual output of 12-15 million tonnes of saleable output by 2005.

Cerrejon Central and Norte

A feasibility study is currently underway to evaluate a significant increase in the production capacity of Carbones del Cerrejon (in which Billiton has a one third interest). A decision in this respect is likely to be taken in the first half of calendar year 2001. Further expansion potential exists beyond this planned expansion.

Additional expansion potential exists at Cerrejon Zone Norte (in which Billiton has a 17% interest).

San Juan Underground Mine

In October 2000, BHP approved the development of an underground longwall mine at San Juan to replace production from the existing higher cost San Juan and La Plata surface operations. Capital cost is US$148 million with initial production in May 2002 and full production expected in late 2002.

(v) **Oil, gas and LNG**

North-West Shelf 4th Train

The North-West Shelf Joint Venture participants committed to the construction of a 4th LNG train in April 2001, with a production capacity of approximately 4 mtpa.

Ohanet

A Risk Services Contract (**RSC**) was signed by SONATRACH, BHP and its joint venture partners in Algiers on 2 July 2000 for the development of four gas condensate reservoirs in the Ohanet region of Algeria. Investment in the development will be approximately US$1 billion (BHP share US$460 million).

Total reserves estimates exceed 3.2 tcf of pipeline quality gas, 97 million barrels of condensate and 115 million barrels of LPG (all gross figures).

First production is expected in late 2003. Peak production rate will be around 26,000 of barrels oil equivalent per day (**boepd**) of condensate, 21,000 boepd of LPG and 655 million standard cubic feet per day (**mscfd**) of sales gas.

As operator, BHP holds a 45% equity interest.

Block 401/402

BHP has committed to the development of the oil accumulations located in Blocks 401a/402a, situated in the Berkine Basin region of Algeria. The basin is located in the Sahara Desert, approximately 800 kilometres south of Algiers.

After unitisation of Blocks 401a/402a and neighbouring Block 403, BHP will hold an interest in approximately 17% of overall project reserves.

The fields have estimated proven and probable gross reserves of 300 million barrels oil equivalent (*boe*)(BHP share 60 million boe). The capital cost for the combined fields will be US$500 million (BHP share US$190 million).

First production from the fields is expected in the first half of 2003. Gross peak production will be 80,000 barrels per day.

Mad Dog

BHP holds a 23.9% interest in Mad Dog with partners BP Amoco (operator with a 60.5% interest) and Unocal (15.6%) .

Atlantis

The Atlantis discovery is located approximately 24 kilometres north east of Mad Dog. Further appraisal drilling will occur in 2001 before a decision on commercial development. BHP holds a 44% non-operated interest in the Atlantis discovery, with BP Amoco, the field operator, holding a 56% interest.

(vi) Nickel

Ravensthorpe project and Yabulu expansion

QNI (Billiton's nickel business) first acquired 40% of the Ravensthorpe Nickel Laterite Project in May 2000, later adding a further 10% in September 2000, and in March 2001 announced its intention to acquire the remaining 50% from Comet Resources Limited.

A detailed feasibility study for the Ravensthorpe Nickel Laterite Project is due to be completed in the second half of 2001 and the complementary expansion of the Yabulu refinery is also under evaluation.

3.2 Participation in Merger Benefits

The initiatives that are planned to realise the expected merger benefits of US$270 million before tax in Financial Year 2003 include the following:

(a) Global Procurement

BHP has achieved savings over the past four years from aggregating purchasing and strategic sourcing across each of its business units. Billiton manages procurement discretely within each business unit. It is envisaged that benefits will flow to both businesses by extending this procurement program.

(b) Shared Services

BHP is consolidating functions such as Human Resources, Accounting and Purchasing into service centres in Adelaide and Houston. Billiton has similarly centralised these functions for some of its South African operations in Johannesburg. Extending the provision of these services globally across the Combined Group from these locations should further reduce costs and duplication.

(c) Cost Rationalisation

Billiton and BHP run similar operations in administration, marketing, exploration and business development. Savings are expected to be generated from centralising these operations, merging marketing offices and eliminating similar exploration and business development expenditure.

(d) Market Services

Benefits in this area will come from enhanced customer solutions and consolidation of regional activities, as well as intangible benefits such as improved market knowledge.

(e) Ocean Freight

The Combined Group expects to transport a vast amount of bulk ocean freight. This could provide the opportunity for savings from back haulage and the elimination of duplicated functions.

3.3 Intentions

(a) BHP Steel

The BHP Board has been considering for some time a range of initiatives to maximise the value of each of its businesses, particularly BHP Steel, in the context of an asset portfolio focussed on the growth of BHP's minerals and petroleum businesses.

The merger of BHP and Billiton, and the consequent further re-weighting of the combined asset base towards minerals and petroleum, means that it is the appropriate time to spin out BHP Steel to maximise the ongoing prosperity of that business.

BHP Steel is intended to be spun out to BHP Shareholders by the end of calender year 2002 and would be accompanied by an appropriate adjustment to compensate Billiton Shareholders for the economic value distributed to BHP Shareholders.

BHP currently intends to proceed with the BHP Steel spin out irrespective of whether the DLC Merger is implemented.

(b) BHP Buy-back Program

Capital management will remain a priority. Accordingly, the on-market share buy-back of effectively up to 5 per cent of BHP's share capital (which was announced in February 2001) will proceed. The buy-back program is expected to be completed within 12 to 18 months, depending on market conditions.

(c) Woodside Petroleum Ltd (Woodside)

BHP is currently in discussions with Woodside about opportunities to enhance mutually their Australian export gas businesses and areas for broader co-operation; these discussions may be widened to include other parties. There is no certainty as to the outcome of these discussions. Shareholders will be informed immediately if this situation changes.

(d) Effect of DLC Merger on Future Potential Earnings & Financing

It is expected that the Combined Group will generate sufficient cash flows and earnings to fund planned future growth. This, combined with a strong balance sheet and a low level of gearing, means there are no plans to raise equity capital at this time.

(e) Employees and overheads

As discussed in Section 3.2, savings are expected to be generated through the elimination of duplicated overheads, and increased efficiencies in procurement, exploration, marketing and technology. However, neither BHP nor Billiton currently intends to make substantial changes to the businesses or assets of the

Combined Group other than the spin out of BHP Steel or as determined in the future in the ordinary course of business and active portfolio management in the interest of generating shareholder value.

Whilst the BHP Group would prefer to avoid the need for any redundancies or other terminations following completion of the DLC Merger, some may nevertheless be unavoidable (although no estimates of numbers can be made at this time). BHP proposes to make certain changes to the terms of some options issued under the BHP Employee Share Plan and some Performance Rights issued under the BHP Performance Share Plan, to allow certain affected employees to exercise their options and/or rights immediately, in certain circumstances. Details of the changes to the plans are set out in Section 10.3.

In addition, the DLC Merger will create significant growth opportunities for the businesses of BHP and Billiton, providing enhanced employee opportunities worldwide.

(f) Headquarters

The Combined Group will have its headquarters in Melbourne, Australia, with a significant corporate management centre in London. Combined Group head office functions will be split between the two locations.

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4

BHP Billiton



FINANCIAL INFORMATION ON THE COMBINED GROUP

4.1 Unaudited pro forma financial information of the Combined Group in accordance with UK GAAP

Introduction

The following unaudited pro forma financial information reflects the proposed DLC Merger of BHP and Billiton to form BHP Billiton.

The unaudited pro forma financial information (including reconciliations to US and Australian GAAP) has been prepared based upon the accounting policies of Billiton, which the BHP and Billiton Directors currently intend to adopt in preparing the financial statements of BHP Billiton. In due course, the BHP and Billiton Directors will be undertaking a detailed review of the accounting policies to be applied by the Combined Group.

It is intended that under UK GAAP and Australian GAAP the DLC Merger will be accounted for using merger accounting principles. Under US GAAP the DLC Merger will be accounted for using the purchase method of accounting, with goodwill and fair value adjustments being recognised for the difference between Billiton's book asset values and the deemed purchase consideration.

The unaudited pro forma profit and loss information and cash flow information for the year ended 30 June 2000 and 6 months ended 31 December 2000 has been prepared as if the DLC Merger has occurred on the first day of each period. The unaudited pro forma balance sheet information as at 31 December 2000 has been prepared as if the DLC Merger had occurred on that date.

The following unaudited pro forma financial information:

- has been included for illustrative purposes only and, because of its nature, may not give a true and fair representation of the results, cash flows, and the financial position of BHP Billiton;

- does not purport to represent what the combined results of operations actually would have been if the DLC Merger had occurred on 1 July 1999 or 1 July 2000 or what those results will be for any future periods. The pro forma adjustments are based upon currently available information;

- has not been adjusted to reflect any merger benefits referred to in other Sections of this document; and

- has been prepared in accordance with UK GAAP, which differs in certain material respects from US and Australian GAAP (see notes 7 and 8).

Unaudited pro forma profit and loss information

For the year ended 30 June 2000

	Billiton	BHP	Merger costs	Total
		(US$ millions)		
Turnover including share of joint ventures' and associates' turnover				
Group production	4,766	13,103	—	17,869
Trading and metals distribution	784	—	—	784
	5,550	13,103	—	18,653
Less: share of joint ventures' and associates' turnover included above	(559)	(1,382)	—	(1,941)
Group turnover	4,991	11,721	—	16,712
Turnover from Group production (excluding joint ventures and associates)	4,241	11,721	—	15,962
Related operating costs	(3,571)	(10,798)	—	(14,369)
Operating profit from Group production	670	923	—	1,593
Operating profit from trading and metals distribution	18	—	—	18
Group operating profit	688	923	—	1,611
Share of operating profit of joint ventures and associates	162	428	—	590
Total operating profit including share of profits of joint ventures and associates	850	1,351	—	2,201
Income from other fixed asset investments	8	12	—	20
Profit on sale of fixed assets	—	221	—	221
Loss on sale of subsidiaries	—	(51)	—	(51)
Cost of fundamental reorganisations	—	(66)	—	(66)
Merger costs	—	—	(94)	(94)
Net interest and similar items				
Group	(11)	(382)	—	(393)
Joint ventures and associates	(10)	(63)	—	(73)
Profit on ordinary activities before taxation	837	1,022	(94)	1,765
Tax on profit on ordinary activities	(217)	(39)	—	(256)
Profit on ordinary activities after taxation	620	983	(94)	1,509
Equity minority interests	(43)	20	—	(23)
Attributable profit	577	1,003	(94)	1,486
Basic earnings per share (excluding merger costs)				27.6UScents
Diluted earnings per share (excluding merger costs)				27.4UScents

All amounts are derived from continuing activities.

Operating profit includes an exceptional charge of US$725 million (US$385 million net of tax including tax benefit on finalisation of funding arrangements) as described in note 2.

UNAUDITED PRO FORMA PROFIT AND LOSS INFORMATION

For the 6 months ended 31 December 2000

	Billiton	BHP	Merger costs	Total
		(US$ millions)		
Turnover including share of joint ventures' and associates' turnover				
Group production	2,548	6,079	—	8,627
Trading and metals distribution	758	—	—	758
	3,306	6,079	—	9,385
Less: share of joint ventures' and associates' turnover included above	(336)	(717)	—	(1,053)
Group turnover	2,970	5,362	—	8,332
Turnover from Group production (excluding joint ventures and associates)	2,241	5,362	—	7,603
Related operating costs	(1,864)	(4,237)	—	(6,101)
Operating profit from Group production	377	1,125	—	1,502
Operating profit from trading and metals distribution	13	—	—	13
Group operating profit	390	1,125	—	1,515
Share of operating profit of joint ventures and associates	98	203	—	301
Total operating profit including share of profits of joint ventures and associates	488	1,328	—	1,816
Income from other fixed asset investments	11	3	—	14
Profit on sale of subsidiaries	—	3	—	3
Profit on sale of fixed assets	—	12	—	12
Merger costs	—	—	(94)	(94)
Net interest and similar items				
Group	(7)	(142)	—	(149)
Joint ventures and associates	6	(50)	—	(44)
Profit on ordinary activities before taxation	498	1,154	(94)	1,558
Tax on profit on ordinary activities	(147)	(352)	—	(499)
Profit on ordinary activities after taxation	351	802	(94)	1,059
Equity minority interests	(13)	(16)	—	(29)
Attributable profit	338	786	(94)	1,030
Basic earnings per share (excluding merger costs)				19.1UScents
Diluted earnings per share (excluding merger costs)				18.9UScents

All amounts are derived from continuing activities.

Included in turnover and operating profit are US$364 million and US$17 million respectively which relate almost entirely to Billiton's acquisition of Rio Algom Limited, and US$41 million and US$10 million respectively which relate to BHP's acquisition of QCT Resources Limited ("QCT").

UNAUDITED PRO FORMA BALANCE SHEET INFORMATION

As at 31 December 2000

	Billiton	BHP	Merger costs	Total
	(US$ millions)			
Fixed assets				
Intangible assets				
goodwill	142	1	—	143
negative goodwill	(139)	—	—	(139)
	3	1	—	4
Tangible assets	7,301	9,517	—	16,818
Investments				
joint ventures	834	1,577	—	2,411
share of gross assets	1,995	3,300	—	5,295
share of gross liabilities	(1,161)	(1,723)	—	(2,884)
associates	48	—	—	48
loans to joint ventures and other investments	791	110	—	901
	8,977	11,205	—	20,182
Current assets				
Stocks	944	858	—	1,802
Debtors	1,111	1,921	—	3,032
Investments	108	2	—	110
Cash including money market deposits	597	362	(94)	865
	2,760	3,143	(94)	5,809
Creditors: amounts falling due within one year	(2,601)	(2,277)	—	(4,878)
Net current assets	159	866	(94)	931
Total assets less current liabilities	9,136	12,071	(94)	21,113
Creditors: amounts falling due after one year	(1,954)	(3,815)	—	(5,769)
Provisions for liabilities and charges	(691)	(1,968)	—	(2,659)
Net assets	6,491	6,288	(94)	12,685
Equity minority interests	(421)	(372)	—	(793)
Attributable net assets	6,070	5,916	(94)	11,892
Capital and reserves				
Called up share capital	1,160	3,284	—	4,444
Other reserves	592	—	—	592
Profit and loss account	4,318	2,632	(94)	6,856
Equity shareholders' funds	6,070	5,916	(94)	11,892

Note 6 describes significant post balance date events.

Unaudited pro forma cash flow information

For the year ended 30 June 2000

	Billiton	BHP	Merger costs	Total
		(US$ millions)		
Net cash inflow from operating activities	1,040	2,834	—	3,874
Dividends received from joint ventures	98	346	—	444
Returns on investments and servicing of finance	(145)	(428)	—	(573)
Merger costs	—	—	(94)	(94)
Taxation	(140)	(262)	—	(402)
Capital expenditure and financial investment	(896)	(339)	—	(1,235)
Acquisitions and disposals	(34)	377	—	343
Equity dividends paid	(223)	(138)	—	(361)
Net cash (outflow)/inflow before management of liquid resources and financing	(300)	2,390	(94)	1,996
Management of liquid resources	(232)	(40)	—	(272)
Financing	643	(2,293)	—	(1,650)
Increase in cash	111	57	(94)	74
Reconciliation of net cash flow to movement in net debt				
Increase in cash	111	57	(94)	74
Cash (inflow)/outflow from debt and lease financing	(645)	2,453	—	1,808
Cash flow from management of liquid resources	232	40	—	272
Change in net debt arising from cash flows	(302)	2,550	(94)	2,154
Other non-cash movements	7	—	—	7
Exchange adjustments	84	361	—	445
Movement in net debt	(211)	2,911	(94)	2,606
Net debt at start of period	(972)	(7,220)	—	(8,192)
Net debt at end of period	(1,183)	(4,309)	(94)	(5,586)

For the 6 months ended 31 December 2000

	Billiton	BHP	Merger costs	Total
		(US$ millions)		
Net cash inflow from operating activities	439	1,683	—	2,122
Dividends received from joint ventures	55	16	—	71
Returns on investments and servicing of finance	(58)	(133)	—	(191)
Merger costs	—	—	(94)	(94)
Taxation	(111)	(78)	—	(189)
Capital expenditure and financial investment	(629)	(574)	—	(1,203)
Acquisitions and disposals	(1,365)	327	—	(1,038)
Equity dividends paid	(154)	(493)	—	(647)
Net cash (outflow)/inflow before management of liquid resources and financing	(1,823)	748	(94)	(1,169)
Management of liquid resources	368	(20)	—	348
Financing	1,471	(875)	—	596
Increase/(decrease) in cash	16	(147)	(94)	(225)
Reconciliation of net cash flow to movement in net debt				
Increase/(decrease) in cash	16	(147)	(94)	(225)
Cash (inflow)/outflow from debt and lease financing	(621)	902	—	281
Cash flow from management of liquid resources	(368)	20	—	(348)
Change in net debt arising from cash flows	(973)	775	(94)	(292)
Loans and finance leases acquired and cash disposed with subsidiaries	(665)	—	—	(665)
Exchange adjustments	73	162	—	235
Movement in net debt	(1,565)	937	(94)	(722)
Net debt at start of period	(1,183)	(4,309)	—	(5,492)
Net debt at end of period	(2,748)	(3,372)	(94)	(6,214)

Notes to the unaudited pro forma financial information on the Combined Group

1. Basis of preparation

The unaudited pro forma financial information has been prepared on the basis that the DLC Merger will be accounted for using merger accounting principles under UK GAAP.

All pro forma financial information (including reconciliations to US and Australian GAAP) has been prepared based upon the accounting policies of Billiton, which the Directors of BHP and Billiton currently intend to adopt for UK GAAP and, where acceptable, under Australian GAAP. Differences between Australian and UK GAAP results will be minimised as a consequence. The material Billiton accounting policies which differ from those applied by BHP and which BHP Billiton currently intends to adopt are:

(a) BHP currently recognises provisions for restoration on a progressive basis over the life of each asset. Billiton recognises a provision for the full cost expected to be incurred at the end of the life of each asset on a discounted basis and capitalises this amount as part of the cost of the asset. The capitalised cost is amortised over the life of the asset and the increase in the net present value of the provision is included in interest expense.

(b) BHP currently recognises an expense for defined benefit pension and post retirement benefits when contributions are paid. Under Billiton's accounting policy, expenses for defined benefit schemes and unfunded post retirement medical schemes are recognised so as to allocate the cost systematically over the employees service lives on the basis of independent actuarial advice. A pension obligation or asset is recognised on the balance sheet.

The historical financial information in relation to Billiton as at and for the 6 months ended 31 December 2000 and for the 12 months ended 30 June 2000 has been extracted without material adjustment from the financial information on Billiton set out in Section 2.

The historical financial information in relation to BHP as at and for the 6 months ended 31 December 2000 and for the 12 months ended 30 June 2000 has been derived from the financial information on BHP set out in Annexure A after making certain adjustments. The adjustments, which are set out in note 9, relate to conversion from Australian GAAP to UK GAAP and conversion of the audited 13 month period ended 30 June 2000 into an unaudited 12 month period ended 30 June 2000.

Profit and loss and cash flow items have been converted from Australian dollars into US dollars using the weighted average exchange rate applicable during the periods presented, and balance sheet items have been converted at period end exchange rates:

30 June 2000	Average rate	US$0.6374	=	A$1
31 December 2000	Average rate	US$0.5544	=	A$1
	Period end rate	US$0.5548	=	A$1

2. Segmental Information

(i) Turnover

Turnover by commodity (including turnover from joint ventures and associates)

	Year ended 30 June 2000			6 months ended 31 December 2000		
	Billiton	BHP	Total	Billiton	BHP	Total
	(US$ millions)					
Aluminium	2,357	—	2,357	1,294	—	1,294
Base metals	203	1,880	2,083	153	914	1,067
Coal	1,012	1,780	2,792	594	968	1,562
Ferroalloys	1,205	—	1,205	623	—	623
Iron ore	—	1,103	1,103	—	617	617
Nickel	497	—	497	215	—	215
Oil and gas	—	3,043	3,043	—	1,775	1,775
BHP Steel(a)	—	5,486	5,486	—	2,083	2,083
Other commodities	276	279	555	427	150	577
Other	—	341	341	—	(147)	(147)
Intersegment adjustments	—	(809)	(809)	—	(281)	(281)
	5,550	13,103	18,653	3,306	6,079	9,385

Turnover by geographic location (including turnover from joint ventures and associates)

	Year ended 30 June 2000			6 months ended 31 December 2000		
	Billiton	BHP	Total	Billiton	BHP	Total
	(US$ millions)					
Australia	689	7,960	8,649	333	3,939	4,272
Europe	706	450	1,156	600	207	807
North America	113	1,777	1,890	346	578	924
South America	723	1,380	2,103	422	698	1,120
Southern Africa	3,319	—	3,319	1,605	—	1,605
Rest of World	—	1,536	1,536	—	657	657
	5,550	13,103	18,653	3,306	6,079	9,385

Turnover by geographical market (including turnover from joint ventures)

	Year ended 30 June 2000			6 months ended 31 December 2000		
	Billiton	BHP	Total	Billiton	BHP	Total
	(US$ millions)					
Australia	289	4,120	4,409	142	1,661	1,803
Europe	2,140	1,649	3,789	1,261	792	2,053
Japan	494	1,816	2,310	271	1,000	1,271
South Korea	264	782	1,046	115	339	454
Other Asia	469	1,476	1,945	203	880	1,083
North America	867	2,283	3,150	718	925	1,643
Southern Africa	808	—	808	489	—	489
Rest of World	219	977	1,196	107	482	589
	5,550	13,103	18,653	3,306	6,079	9,385

(a) Includes turnover of OneSteel Limited until spin-out which took effect from 31 October 2000. It is intended that the remaining BHP Steel assets will be spun-out to BHP Shareholders by the end of 2002.

(ii) Operating profit

Operating profit by commodity (including joint ventures and associates)

| | Year ended 30 June 2000 | | | 6 months ended 31 December 2000 | | |
	Billiton	BHP	Total	Billiton	BHP	Total
						(US$ millions)
Aluminium	431	—	431	212	—	212
Base metals	27	439	466	19	224	243
Coal	59	339	398	103	252	355
Ferroalloys	148	—	148	63	—	63
Iron ore	—	360	360	—	264	264
Nickel	140	—	140	41	—	41
Oil and gas	—	1,041	1,041	—	707	707
BHP Steel(a)	—	372	372	—	188	188
Other commodities(b)	155	(736)	(581)	100	(19)	81
Other	(110)	(464)	(574)	(50)	(288)	(338)
	850	1,351	2,201	488	1,328	1,816

Operating profit by geographic location (including joint ventures)

| | Year ended 30 June 2000 | | | 6 months ended 31 December 2000 | | |
	Billiton	BHP	Total	Billiton	BHP	Total
						(US$ millions)
Australia(b)	64	557	621	51	925	976
Europe	52	191	243	8	80	88
North America	22	164	186	10	72	82
South America	239	377	616	109	196	305
Southern Africa	490	—	490	319	—	319
Rest of World	(17)	62	45	(9)	55	46
	850	1,351	2,201	488	1,328	1,816

(a) Includes operating profit of OneSteel Limited until spin-out which took effect from 31 October 2000. It is intended that the remaining BHP Steel assets will be spun-out to BHP Shareholders by the end of 2002.

(b) Includes an exceptional impairment provision of US$725 million (US$385 million net of tax including tax benefit on finalisation of funding arrangements) in respect of the Western Australia HBI plant in the year ended 30 June 2000.

(iii) Net operating assets at 31 December 2000

Net operating assets by commodity (including share of joint ventures and associates)

	Billiton	BHP	Total
	(US$ millions)		
Aluminium	3,260	—	3,260
Base metals	1,807	2,594	4,401
Coal	1,518	1,396	2,914
Ferroalloys	1,286	—	1,286
Iron ore	—	1,272	1,272
Nickel	1,282	—	1,282
Oil and gas	—	2,708	2,708
BHP Steel(a)	—	2,366	2,366
Other commodities	676	582	1,258
Other	3	(351)	(348)
	9,832	10,567	20,399

Net operating assets by geographic location (including share of joint ventures and associates)

	Billiton	BHP	Total
	(US$ millions)		
Australia	1,766	5,723	7,489
Europe	59	678	737
North America	444	529	973
South America	3,276	2,342	5,618
Southern Africa	4,293	—	4,293
Rest of World	(6)	1,295	1,289
	9,832	10,567	20,399

(a) It is intended that the remaining BHP Steel assets will be spun-out to BHP Shareholders by the end of 2002.

3. Net interest and similar items payable

	Year ended 30 June 2000			6 months ended 31 December 2000		
	Billiton	BHP	Total	Billiton	BHP	Total
	(US$ millions)					
Interest expense	(187)	(351)	(538)	(130)	(130)	(260)
Dividends on subsidiary company preference shares	(13)	(84)	(97)	(5)	(38)	(43)
Discounting on provisions	(12)	(14)	(26)	(5)	(6)	(11)
Less amounts capitalised	55	10	65	15	2	17
	(157)	(439)	(596)	(125)	(172)	(297)
Share of interest of joint ventures	(26)	(63)	(89)	(12)	(50)	(62)
Share of interest of associates	—	—	—	(3)	—	(3)
Interest payable	(183)	(502)	(685)	(140)	(222)	(362)
Other interest receivable	68	57	125	48	26	74
Exchange differences on net debt						
Group	78	—	78	70	4	74
Joint ventures	16	—	16	21	—	21
Net interest and similar items payable	(21)	(445)	(466)	(1)	(192)	(193)

4. Analysis of net debt at 31 December 2000

	Billiton	BHP	Merger costs	Total
		(US$ millions)		
Analysis of net debt at end of period				
Cash at bank and in hand	456	220	(94)	582
Overdrafts	(249)	(37)	—	(286)
	207	183	(94)	296
Subsidiary company preference shares	(242)	(699)	—	(941)
Finance lease obligations	(27)	(37)	—	(64)
Other borrowings due within one year	(1,303)	(261)	—	(1,564)
Other borrowings due after one year	(1,524)	(2,700)	—	(4,224)
	(3,096)	(3,697)	—	(6,793)
Money market deposits	141	142	—	283
	(2,748)	(3,372)	(94)	(6,214)
Analysis of net debt by currency				
US Dollars	(1,764)	(901)	(55)	(2,720)
South African Rand	(775)	—	—	(775)
Canadian Dollars	(185)	(31)	—	(216)
Australian Dollars	(33)	(1,939)	(39)	(2,011)
UK Pounds	—	(477)	—	(477)
Other currencies	9	(24)	—	(15)
	(2,748)	(3,372)	(94)	(6,214)

5. Earnings per ordinary share

The pro forma weighted average number of shares has been calculated as if the DLC Merger had occurred on the first day of each pro forma period and after adjusting for the bonus issue of 1.0651 additional BHP Shares for each existing BHP Share.

Based upon the weighted average number of shares on issue of 1,769,975,995 for BHP and 2,076,274,069 for Billiton for the 12 months ended 30 June 2000, the pro forma weighted average number of shares for BHP Billiton is calculated as 5,731,451,496.

Based upon the weighted average number of shares on issue of 1,783,663,570 for BHP and 2,201,516,640 for Billiton for the 6 months ended 31 December 2000, the pro forma weighted average number of shares for BHP Billiton is calculated as 5,884,960,278.

The pro forma earnings per share amounts have been calculated using the pro forma weighted average number of shares, calculated as described above, and the pro forma earnings for the Combined Group.

6. Post balance date events

The pro forma financial information does not take account of trading or other transactions by Billiton or BHP since 31 December 2000. The following principal post balance sheet events have occurred.

Worsley

On 25 January 2001, Billiton completed the US$1.49 billion acquisition from Alcoa Inc. of Reynolds Australia Aluminium Ltd LLC, which holds a 56 per cent. interest in the Worsley alumina refinery in Western Australia. Billiton now holds an 86 per cent. interest in Worsley. The acquisition was financed by debt.

Share buyback

On 8 February 2001 BHP announced that it would implement an on-market buyback programme for the purchase of up to 90 million of its shares (approximately 5 per cent. of issued capital). No time period has been set for the share buyback.

Caemi

On 12 February 2001, BHP entered into an agreement to acquire a 20 per cent. equity interest in Brazilian company Caemi Mineração e Metalurgia S.A. ("Caemi") from the current controlling shareholders for a

consideration of US$332 million. The 20 per cent. equity interest comprises 60 per cent. of voting capital in Caemi, which is a diversified company with interests in iron ore, kaolin and transport and logistics. Completion of the acquisition is subject to competition law approval by the European Commission and a waiver, or non-exercise, by Mitsui & Co. Ltd. of its right of first refusal, which exists for 60 days. Following completion of the acquisition, BHP will make a delisting tender offer for preferred shares subject to Caemi shareholder approval.

Queensland metallurgical coal

BHP and Mitsubishi announced on 28 March 2001 an agreement to move to equal ownership of their interests in the Central Queensland Coal Associates ("CQCA") and Gregory Joint Ventures. The agreement will result in a transfer of 18.285 per cent. of the CQCA JV and 30.325 per cent. of the Gregory JV from BHP to Mitsubishi for a value of approximately US$490 million, resulting in BHP and Mitsubishi having joint operational control of the CQCA and Gregory JV assets.

Orinoco HBI

BHP announced on 29 March 2001 that it would write-off its equity investment in the Venezuela Hot Briquetted Iron ("HBI") facility, cease any further investment and raise provisions to support BHP's total financial obligations in relation to the asset. The financial consequences of this decision is an after tax charge of US$410 million which will be reported in the quarter ended 31 March 2001.

Dia Met Minerals Ltd

BHP announced on 3 April 2001 a cash offer for 100 per cent. of Dia Met Minerals Ltd ("Dia Met") valued at approximately US$450 million. Dia Met is a publicly traded Canadian mineral exploration and development company with a primary focus on diamonds. The company's principal asset is a 29 per cent. joint venture interest in the Ekati™ diamond mine, and on completion of the acquisition BHP ownership of the Ekati™ diamond mine will increase to 80 per cent.

7. Summary of differences between UK and Australian GAAP

The pro forma information has been prepared in accordance with accounting principles generally accepted in the UK which differ in certain material respects from generally accepted accounting principles in Australia. The following is a summary of the material adjustments to attributable profit and shareholders' funds which would have been required to adjust for significant differences between UK and Australian GAAP (see note 1).

	Notes	Billiton	BHP	Total
		(US$ millions)		
Reconciliation of pro forma profit and loss information for the year ended 30 June 2000				
Attributable profit as reported under UK GAAP		577	1,003	1,580
Australian GAAP adjustments:				
Business combinations	(i)	(51)	—	(51)
Income taxes	(ii)			
Secondary tax on companies		15	—	15
Application of full liability method to deferred taxation		(15)	—	(15)
Effect on minority interest of Australian GAAP adjustments		6	—	6
Net profit under Australian GAAP		532	1,003	1,535
Reconciliation of pro forma profit and loss information for the 6 months ended 31 December 2000				
Attributable profit as reported under UK GAAP		338	786	1,124
Australian GAAP adjustments:				
Business combinations	(i)	(43)	—	(43)
Restructuring provisions	(iii)	—	5	5
Income taxes	(ii)			
Secondary tax on companies		11	—	11
Effect on minority interest of Australian GAAP adjustments		(3)	—	(3)
Net profit under Australian GAAP		303	791	1,094
Reconciliation of pro forma shareholders' funds as at 31 December 2000				
Shareholders' funds as reported under UK GAAP		6,070	5,916	11,986
Australian GAAP adjustments:				
Business combinations	(i)	599	—	599
Dividends	(iv)	92	—	92
Exploration	(v)	(15)		(15)
Restructuring provisions	(iii)	—	5	5
Shares held by Billiton Employee Share Ownership Trust	(vi)	(16)	—	(16)
Income taxes	(ii)			
Secondary tax on companies		26	—	26
Application of full liability method to deferred taxation		(327)	—	(327)
Effect on minority interest of Australian GAAP adjustments		30	—	30
Shareholders' funds under Australian GAAP		6,459	5,921	12,380

Differences in accounting treatment between UK and Australian GAAP which have a significant effect on BHP Billiton are noted below:

(i) Business combinations

Both UK and Australian GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition with the difference between the consideration paid and the fair value of the identifiable net assets acquired recognised as goodwill.

Under applicable UK and Australian GAAP, goodwill arising on acquisitions subsequent to July 1998 is capitalised and amortised against operating profit over its useful economic life. However under UK GAAP, goodwill arising on acquisitions prior to July 1998 was taken immediately to equity reserves. On subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised. Under Australian GAAP all goodwill is capitalised and amortised over its useful life.

(ii) Taxation

Deferred taxation

Under UK GAAP, deferred taxation is calculated, using the liability method, in respect of timing differences arising from the difference between accounting and taxable profits. Provision is made for deferred taxation only to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Under Australian GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for timing differences arising from the difference between accounting and taxable profits, and for tax loss carry forwards at the applicable rate at each reporting date. Future income tax benefits in respect of tax losses are recognised to the extent that realisation is virtually certain.

South African secondary tax on companies

Under UK GAAP, proposed final ordinary dividends are recognised in the financial year to which they relate. In South Africa where certain of Billiton's subsidiaries operate, a taxation charge equal to 12.5 per cent. of the total dividend declared is payable and this is recognised when the dividends are proposed. Under Australian GAAP, such dividends and the related tax charge are usually not recognised until the period in which the dividends are formally declared.

(iii) Restructuring provisions

Certain restructuring provisions recognised under Australian GAAP on acquisition of investments in joint venture entities would not be recognised under UK GAAP. When subsequently recognised under UK GAAP, such restructuring provisions are charged to profit and loss.

(iv) Dividends

Under UK GAAP, proposed final ordinary dividends are recognised in the financial year to which they relate. Under Australian GAAP, such dividends are not usually recognised until the period in which they are formally declared.

(v) Exploration

Under UK GAAP, exploration costs during the initial stage of a project are capitalised, with a full provision being made by way of a charge to the profit and loss account. Once an area is considered to be commercially viable, any provisions made in previous years are reversed to the extent that the relevant costs are recoverable. Under Australian GAAP, exploration costs may be capitalised until commercial viability of the project is determined without any provision being made; where exploration costs have been expensed they cannot be reinstated.

(vi) Shares held by Billiton Employee Share Ownership Trust

Under UK GAAP, shares in Billiton held by the trust to satisfy contingent awards to shares arising from Billiton's long-term share incentive plan are recorded as fixed assets. Under Australian GAAP, these shares are reflected as a deduction from shareholders' funds.

Additional information relating to the Australian GAAP financial information is set out immediately after note 9 of this pro forma.

8. Summary of differences between UK and US GAAP

The pro forma information has been prepared in accordance with accounting principles generally accepted in the UK which differ in certain material respects from generally accepted accounting principles in the US. The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between UK and US GAAP.

	Notes	Billiton	BHP	Total
		(US$ millions)		
Reconciliation of pro forma profit and loss information for the year ended 30 June 2000				
Attributable profit as reported under UK GAAP		577	1,003	1,580
US GAAP adjustments:				
Amortisation of Billiton purchase premium	(i)	—	(208)	(208)
Business combinations	(ii)	(58)	—	(58)
Asset write-downs	(iii)	—	(608)	(608)
Hedge accounting	(iv)	3	—	3
Other	(viii)	(27)	13	(14)
Effect on minority interest of US GAAP adjustments		9	—	9
Deferred taxation on effect of US GAAP adjustments		17	—	17
Net income under US GAAP		521	200	721
Other comprehensive income:				
Investments	(vi)	(3)	—	(3)
Movements in exchange fluctuation account (net of tax)	(vii)	(7)	110	103
Comprehensive income under US GAAP		511	310	821
Reconciliation of pro forma profit and loss information for the 6 months ended 31 December 2000				
Attributable profit as reported under UK GAAP		338	786	1,124
US GAAP adjustments:				
Amortisation of Billiton purchase premium	(i)	—	(104)	(104)
Business combinations	(ii)	(32)	—	(32)
Asset write-downs	(iii)	—	(10)	(10)
Hedge accounting	(iv)	(14)	(17)	(31)
Other	(viii)	11	(4)	7
Effect on minority interest of US GAAP adjustments		(3)	—	(3)
Deferred taxation on effect of US GAAP adjustments		5	—	5
Net income under US GAAP before cumulative effect of change in accounting principle		305	651	956
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of tax		(7)	(7)	(14)
Net income under US GAAP after cumulative effect of change in accounting principle		298	644	942
Other comprehensive income:				
Investments	(vi)	(1)	—	(1)
Fair valuation of cash flow hedge transactions	(iv)	—	(342)	(342)
Movements in exchange fluctuation account (net of tax)	(vii)	—	137	137
Comprehensive income under US GAAP		297	439	736
Reconciliation of pro forma shareholders' funds as at 31 December 2000				
Shareholders' funds as reported under UK GAAP		6,070	5,916	11,986
US GAAP adjustments:				
Purchase premium on acquisition of Billiton	(i)	—	5,198	5,198
Business combinations	(ii)	1,005	—	1,005
Asset write-downs	(iii)	—	197	197
Hedge accounting	(iv)	(2)	(366)	(368)
Application of full liability method to deferred taxation	(v)	(327)	—	(327)
Deferred taxation on effect of US GAAP adjustments		(325)	—	(325)
Other	(viii)	48	(147)	(99)
Effect on minority interest of US GAAP adjustments		24	—	24
Shareholders' funds under US GAAP		6,493	10,798	17,291

Differences in accounting treatment between UK and US GAAP which have a significant effect on BHP Billiton are noted below:

(i) Purchase premium on acquisition of Billiton

Under UK GAAP, the merger of BHP and Billiton is accounted for using merger accounting principles. Under US GAAP, the merger is accounted for using the purchase method of accounting, where BHP is the deemed acquiror. For US GAAP purposes, fair values have been estimated on a provisional basis which has resulted in purchase premium being amortised over an average 25 year period.

(ii) Business combinations

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition with the difference between the consideration paid and the fair value of the identifiable net assets acquired recognised as goodwill.

Under applicable UK and US GAAP goodwill arising on acquisitions subsequent to July 1998 is capitalised and amortised against operating profit over its useful economic life. However under UK GAAP, goodwill arising on acquisitions prior to July 1998 was taken immediately to equity reserves. On subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised. Under US GAAP goodwill is capitalised and amortised over its useful life.

In cases where traded equity securities are exchanged as consideration, UK GAAP requires the fair value of consideration to be determined at the date the transaction is completed, while US GAAP requires the fair value of such consideration to be determined at the date the acquisition is announced.

(iii) Asset write-downs

Under UK GAAP, where a fixed asset appears to have been impaired and its book value exceeds the greater of its net realisable value and the discounted estimated future cash flows it will generate, a provision for the amount of the difference is recorded. Under US GAAP, such a provision would only be recorded where the estimated future cash flows it will generate on an undiscounted basis are less than book value. These differences created adjustments to the profit and loss accounts for the periods ended 31 May 1998 and 31 May 1999 representing the lower charge to profit for the write-downs calculated under US GAAP. The charge to profit and loss account for the pro forma year to 30 June 2000 under US GAAP reflects the write-off of the West Australian HBI plant which had been partially written off under UK GAAP in earlier periods.

Following assets write-downs in prior periods, the Combined Group depreciation charge has been restated to reflect historical cost depreciation. Higher asset values under US GAAP are being depreciated in accordance with asset utilisation.

(iv) Hedge accounting

Under UK GAAP, a derivative financial instrument qualifies for hedge accounting on the basis of whether or not the instrument is designated as a hedge of an existing exposure or a firm commitment. Under US GAAP, Statement of Financial Accounting Standard 133 (FAS 133) ''Accounting for Derivative Instruments and Hedging Activities'' has been issued and was adopted by the BHP Billiton Group with effect from 1 July, 2000. This standard requires that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at its fair value.

At the adoption date of FAS 133 on 1 July 2000, some of the Combined Group's derivatives did not qualify for hedge accounting and have thus been marked to market, resulting in recognition of the cumulative effect of a change in accounting principle of US$7 million, net of tax. Fair valuation of derivative instruments which qualify as fair value hedge transactions and the associated hedged liabilities resulted in recognition of a further US$7 million net of tax as the cumulative effect of a change in accounting principle. Fair valuation of derivative instruments which qualified at 1 July 2000 as cash flow hedge transactions resulted in a loss of US$291 million. This amount has been reported as a component of other comprehensive income in accordance with transitional provisions specified with FAS 133.

As at 31 December 2000, some of the derivatives held by BHP Billiton did not qualify for hedge accounting under US GAAP. These derivatives have been marked to market with the associated gains and losses recognised in the profit and loss account in the current period. Gains and losses on cash flow hedge transactions during the period to 31 December 2000 are taken to other comprehensive income and are reclassified into profit and loss in

the same period the hedged transaction is recognised. Gains and losses on fair value hedge transactions during the period to 31 December 2000 continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities.

FAS 133 does not permit the hedging of transactions involving a company's shareholders' equity as permitted under UK GAAP and, accordingly, the result of the hedging of the Billiton share issue proceeds, which was recorded directly in reserves under UK GAAP, has been recognised in the profit and loss account under US GAAP.

FAS 133 requires that any component of the gain or loss which is deemed to be ineffective be taken to profit and loss immediately. Consequently, premiums paid for derivative instruments are taken to profit and loss at inception of the contract.

(v) Deferred taxation

Under UK GAAP, deferred taxation is calculated using the liability method in respect of timing differences arising from the difference between accounting and taxable profits. Provision is made for deferred taxation only to the extent that it is probable, in the opinion of the Directors, that a liability or asset will crystallise in the foreseeable future.

Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realised.

(vi) Investments

Under UK GAAP, certain investments in marketable securities are classified as exploration assets and carried at cost less provision for permanent impairment. Under US GAAP, such investments are classified as available for sale and marked to market with changes in fair value recognised as a component of comprehensive income.

(vii) Movement in exchange fluctuation account

Under UK GAAP, movements in exchange fluctuation account are reported as a component of the Statement of total recognised gains and losses. Under US GAAP, movements are presented as part of comprehensive income.

(viii) Other

Included within this category are minor adjustments relating to depreciation, pensions and post-retirement benefits, arrangements for employee incentive plans, start up costs, synthetic accounting, profits on the disposal of assets, employee entitlements, exploration costs and dividends.

9. Conversion of BHP financial information to UK GAAP

This note provides details of adjustments required to convert BHP's previously reported financial information (for the 13 month period ended 30 June 2000 and the 6 month period ended 31 December 2000 prepared in Australian dollars and under Australian GAAP) to information in US dollars in accordance with UK GAAP for the year ended 30 June 2000 and the 6 months ended 31 December 2000.

The following adjustments have been made to convert BHP's financial information from Australian GAAP to UK GAAP.

1. Joint ventures

   Under UK GAAP, BHP's investments in Escondida, Orinoco HBI, Samarco, QCT and North Star BHP Steel are classified as joint ventures and accounted for using the gross equity method of accounting. Under Australian GAAP, North Star BHP Steel is accounted for as a partnership and Orinoco HBI, Samarco and QCT are accounted for as associates. BHP's interest in Escondida is recognised by including a proportion of joint venture income, costs, assets and liabilities within the appropriate line items of the profit and loss statement, balance sheet and statement of cash flows. This has no impact on attributable profits during either period or on attributable net assets at 31 December 2000, but has an impact on cash flow of A$(2) million (US$(1) million) for the year ended 30 June 2000 and A$10 million (US$6 million) for the 6 months ended 31 December 2000.

2. Restoration and rehabilitation costs

   Under UK GAAP, the expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision as the discount unwinds is included in net interest and similar items. Under Australian GAAP, the provision is determined on an undiscounted basis and the charge to profit is generally based on units of production, so that full provision is made by the end of the asset's economic life. This has a positive impact on attributable profit of A$21 million (US$13 million) for the year ended 30 June 2000 and A$15 million (US$8 million) for the 6 months ended 31 December 2000. The impact on attributable net assets at 31 December 2000 is A$207 million (US$115 million).

3. Receivables securitisation

   Receivables which have been sold and consequently removed from the balance sheet for Australian GAAP purposes remain on the balance sheet for UK GAAP purposes with a corresponding creditor reflecting amounts payable to the purchaser under the securitisation programme. Under UK GAAP, costs incurred in association with receivables securitisation programmes are classified as net interest and similar items in the profit and loss statement and as financing cash flows in the statement of cash flows. Under Australian GAAP, such costs are classified as operating expenses in the profit and loss statement and net cash flows from operating activities in the statement of cash flows. This has no impact on attributable profits, cash flow or attributable net assets.

4. Restructuring provisions

   Certain restructuring costs recognised for Australian GAAP purposes as provisions on acquisition of investments in joint venture entities must be charged to the profit and loss account for UK GAAP purposes as incurred after acquisition date. This has an impact of A$(9) million (US$(5) million) on attributable profit for the 6 months ended 31 December 2000 and attributable net assets at 31 December 2000.

5. Pension plans

   Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees' service lives. For Australian GAAP purposes, charges are taken to the profit and loss account as contributions are made to pension plans. This has an impact on attributable profits of A$(28) million (US$(18) million) for the 12 months ended 30 June 2000 and A$(15) million (US$(8) million) for the 6 months ended 31 December 2000. The impact on attributable net assets at 31 December 2000 was A$57 million (US$32 million).

(i) Profit and loss information

Year ended 30 June 2000	13 months ended 30 June 2000 Australian GAAP	1 month June 1999 Australian GAAP	Year ended 30 June 2000 Australian GAAP	UK GAAP adjustments	Year ended 30 June 2000 UK GAAP	Year ended 30 June 2000 UK GAAP
	A$m	A$m	A$m	A$m	A$m	US$m
Turnover including share of joint ventures' turnover						
Group production	21,506	1,634	19,872	685	20,557	13,103
	21,506	1,634	19,872	685	20,557	13,103
Less: share of joint ventures' turnover included above	—	—	—	(2,169)	(2,169)	(1,382)
Group turnover	21,506	1,634	19,872	(1,484)	18,388	11,721
Turnover from Group production (excluding joint ventures)	21,506	1,634	19,872	(1,484)	18,388	11,721
Related operating costs(a)	(19,389)	(1,479)	(17,910)	970	(16,940)	(10,798)
Operating profit from Group production	2,117	155	1,962	(514)	1,448	923
Share of operating profit of joint ventures and associates	—	—	—	671	671	428
Total operating profit including share of profits of joint ventures and associates	2,117	155	1,962	157	2,119	1,351
(Loss) on sale of subsidiaries	(80)	—	(80)	—	(80)	(51)
Cost of fundamental reorganisations	(103)	—	(103)	—	(103)	(66)
Profit on sale of fixed assets	354	7	347	—	347	221
Income from other fixed asset investments	49	—	49	(30)	19	12
Net interest and similar items(b)						
Group	(627)	(52)	(575)	(24)	(599)	(382)
Joint ventures	—	—	—	(100)	(100)	(63)
Profit on ordinary activities before taxation	1,710	110	1,600	3	1,603	1,022
Tax on profit on ordinary activities	(117)	(66)	(51)	(10)	(61)	(39)
Profit on ordinary activities after taxation	1,593	44	1,549	(7)	1,542	983
Equity minority interests	34	2	32	—	32	20
Attributable profit	1,627	46	1,581	(7)	1,574	1,003

6 months ended 31 December 2000	Australian GAAP	UK GAAP adjustments	UK GAAP	UK GAAP
	A$m	A$m	A$m	US$m
Turnover including share of joint ventures' turnover				
Group production	10,506	459	10,965	6,079
	10,506	459	10,965	6,079
Less: share of joint ventures' turnover included above	—	(1,294)	(1,294)	(717)
Group turnover	10,506	(835)	9,671	5,362
Turnover from Group production (excluding joint ventures)	10,506	(835)	9,671	5,362
Related operating costs(a)	(8,183)	540	(7,643)	(4,237)
Operating profit from Group production	2,323	(295)	2,028	1,125
Share of operating profit of joint ventures and associates	—	366	366	203
Total operating profit including share of profits of joint ventures and associates	2,323	71	2,394	1,328
Profit on sale of subsidiaries	6	—	6	3
Profit on sale of fixed assets	22	—	22	12
Income from other fixed asset investments	(17)	22	5	3
Net interest and similar items(b)				
Group	(257)	2	(255)	(142)
Joint ventures	—	(90)	(90)	(50)
Profit on ordinary activities before taxation	2,077	5	2,082	1,154
Tax on ordinary activities	(621)	(14)	(635)	(352)
Profit on ordinary activities after taxation	1,456	(9)	1,447	802
Equity minority interests	(29)	—	(29)	(16)
Attributable profit	1,427	(9)	1,418	786

Reclassifications have been made to the profit and loss statement included in Annexure A in order to present results in the UK GAAP format above. The most significant of these reclassifications are:

(a) Under UK GAAP depreciation and amortisation are included in operating costs whereas under Australian GAAP these costs are shown separately from operating costs in arriving at operating profit.

(b) Under UK GAAP interest income is shown as part of net interest whereas under Australian GAAP it is included as part of other operating income.

(ii) Balance sheet information

As at 31 December 2000	Australian GAAP	UK GAAP adjustments	UK GAAP	UK GAAP
	A$m	A$m	A$m	US$m
Fixed assets				
Intangible assets — goodwill	2	—	2	1
Tangible assets(a)	19,468	(2,314)	17,154	9,517
Investments(b)				
joint ventures	—	2,843	2,843	1,577
share of gross assets	—	5,948	5,948	3,300
share of gross liabilities	—	(3,105)	(3,105)	(1,723)
associates	1,130	(1,130)	—	—
loans to joint ventures and other investments	303	(105)	198	110
	20,903	(706)	20,197	11,205
Current assets				
Stocks(c)	1,718	(172)	1,546	858
Debtors(d)	3,088	375	3,463	1,921
Investments	3	—	3	2
Cash including money market deposits(e)	749	(96)	653	362
	5,558	107	5,665	3,143
Creditors: amounts falling due within one year(f)	(3,883)	(221)	(4,104)	(2,277)
Net current assets	1,675	(114)	1,561	866
Total assets less current liabilities	22,578	(820)	21,758	12,071
Creditors: amounts falling due after one year(g)	(7,610)	734	(6,876)	(3,815)
Provisions for liabilities and charges(h)	(3,889)	341	(3,548)	(1,968)
Net assets	11,079	255	11,334	6,288
Equity minority interests	(671)	—	(671)	(372)
Attributable net assets	10,408	255	10,663	5,916
Capital and reserves				
Called up share capital	5,919	—	5,919	3,284
Profit and loss account(i)	4,489	255	4,744	2,632
Equity shareholders' funds	10,408	255	10,663	5,916

Reclassifications have been made to the balance sheet included in Annexure A in order to present results in the UK GAAP format above. The most significant of these reclassifications are:

(a) Includes spares classified as inventories and deferred stripping classified as other non current assets for Australian GAAP purposes.

(b) Includes investments in Escondida and North Star BHP Steel. For Australian GAAP purposes, BHP's interest in Escondida is recognised by including a proportion of joint venture income, costs, assets and liabilities within the appropriate line items of the profit and loss statement, balance sheet, and statement of cash flows, and the investment in North Star BHP Steel is accounted for as a partnership and classified as an other investment.

(c) Includes amounts classified as current and non current for Australian GAAP purposes.

(d) Includes amounts classified as current and non current for Australian GAAP purposes, together with prepayments and deferred charges presented as other current and non current assets.

(e) Includes certain short-term deposits classified as current investments for Australian GAAP purposes.

(f) Includes amounts classified as current borrowings, together with deferred income, dividends, insurance claims, income tax and other, classified as current provisions for Australian GAAP purposes.

(g) Includes amounts classified as non current borrowings, together with deferred income, insurance claims, non-executive directors retirement benefits, income tax and resource rent tax, classified as non current provisions for Australian GAAP purposes.

(h) Includes provisions for restoration and rehabilitation, restructuring, employee entitlements and deferred income tax, classified as current and non current provisions for Australian GAAP purposes, together with future income tax benefit classified as other non current assets for Australian GAAP purposes.

(i) Includes amounts classified as exchange fluctuation account and general reserve for Australian GAAP purposes.

(iii) Cash flow statement information

Year ended 30 June 2000	13 months ended 30 June 2000 Australian GAAP	1 month June 1999 Australian GAAP	Year ended 30 June 2000 Australian GAAP	UK GAAP adjustments	Year ended 30 June 2000 UK GAAP	Year ended 30 June 2000 UK GAAP
	A$m	A$m	A$m	A$m	A$m	US$m
Net cash inflow from operating activities(a)	5,442	392	5,050	(605)	4,445	2,834
Dividends received from joint ventures	—	—	—	543	543	346
Returns on investments and servicing of finance(b)	(814)	(112)	(702)	31	(671)	(428)
Taxation	(600)	36	(636)	225	(411)	(262)
Capital expenditure and financial investment(c)	(930)	(206)	(724)	192	(532)	(339)
Acquisitions and disposals(d)	698	5	693	(102)	591	377
Equity dividends paid	(463)	(247)	(216)	—	(216)	(138)
Net cash inflow before management of liquid resources and financing	3,333	(132)	3,465	284	3,749	2,390
Management of liquid resources(e)	(74)	(50)	(24)	(39)	(63)	(40)
Financing(f)	(2,977)	373	(3,350)	(247)	(3,597)	(2,293)
Increase in cash	282	191	91	(2)	89	57
Reconciliation of net cash flow to movement in net debt						
Increase in cash	282	191	91	(2)	89	57
Cash outflow/(inflow) from debt and lease financing	3,252	(349)	3,601	247	3,848	2,453
Cash flow from management of liquid resources	74	50	24	39	63	40
Change in net debt arising from cash flows	3,608	(108)	3,716	284	4,000	2,550
Exchange adjustments	(325)	(57)	(268)	71	(197)	361
Movement in net debt	3,283	(165)	3,448	355	3,803	2,911
Net debt at start of period	(10,641)	(10,641)	(10,806)	(173)	(10,979)	(7,220)
Net debt at end of period	(7,358)	(10,806)	(7,358)	182	(7,176)	(4,309)

6 months ended 31 December 2000	Australian GAAP	UK GAAP adjustments	UK GAAP	UK GAAP
	A$m	A$m	A$m	US$m
Net cash inflow from operating activities(a)	3,272	(237)	3,035	1,683
Dividends received from joint ventures	—	29	29	16
Returns on investments and servicing of finance(b)	(268)	29	(239)	(133)
Taxation	(217)	76	(141)	(78)
Capital expenditure and financial investment(c)	(1,266)	230	(1,036)	(574)
Acquisitions and disposals (d)	661	(72)	589	327
Equity dividends paid	(889)	—	(889)	(493)
Net cash inflow before management of liquid resources and financing	1,293	55	1,348	748
Management of liquid resources(e)	(12)	(24)	(36)	(20)
Financing(f)	(1,557)	(21)	(1,578)	(875)
(Decrease)/increase in cash	(276)	10	(266)	(147)
Reconciliation of net cash flow to movement in net debt				
(Decrease)/increase in cash	(276)	10	(266)	(147)
Cash inflow from debt and lease financing	1,606	21	1,627	902
Cash flow from management of liquid resources	12	24	36	20
Change in net debt arising from cash flows	1,342	55	1,397	775
Other non-cash movements	(76)	76	—	—
Exchange adjustments	(372)	73	(299)	162
Movement in net debt	894	204	1,098	937
Net debt at start of period	(7,358)	182	(7,176)	(4,309)
Net debt at end of period	(6,464)	386	(6,078)	(3,372)

Reclassifications have been made to the statement of cash flows included in Annexure A in order to present results in the UK GAAP format above. The most significant of these reclassifications are:

(a)   Includes amounts classified as receipts from customers, payments to suppliers, other operating cashflow and certain amounts classified as other financing cashflows for Australian GAAP purposes.

(b)   Includes amounts classified as interest received and borrowing costs and dividends paid to outside equity interest holders classified as dividends paid for Australian GAAP purposes.

(c)   Includes amounts classified as purchases and sales of property plant and equipment, purchases and sales of investments and exploration expenditure for Australian GAAP purposes.

(d)   Includes amounts classified as purchases and sales of investments in controlled entities for Australian GAAP purposes.

(e)   Includes cashflows in relation to certain short-term deposits which are included in cash and cash equivalents for Australian GAAP purposes.

(f)   Includes amounts classified as borrowings, repayment of borrowings, proceeds from ordinary share issues, and cashflows related to finance leases classified as other financing cashflows for Australian GAAP purposes.

4.2 Unaudited pro forma financial information of the Combined Group in accordance with Australian GAAP

Introduction

The following unaudited pro forma financial information reflects the proposed DLC Merger of BHP and Billiton to form BHP Billiton. It has been prepared under Australian GAAP with a reporting currency of Australian dollars, which is consistent with the information presented at note 7 and has been presented to provide further information to Australian shareholders in accordance with Australian practice.

It is intended that under Australian GAAP the DLC Merger will be accounted for using merger accounting principles. The unaudited pro forma financial information has been prepared based upon the accounting policies of Billiton, adopted where necessary to comply with Australian GAAP which the Directors of BHP and Billiton currently intend to adopt in preparing the financial statements of BHP Billiton under Australian GAAP. In due course, the BHP and Billiton Directors will be undertaking a detailed review of the accounting policies to be applied by the Combined Group. Accordingly, pro forma information for BHP differs to the historical information presented in Annexure A.

The unaudited pro forma Statement of Financial Performance and Statement of Cash Flows information for the year ended 30 June 2000 and 6 months ended 31 December 2000 has been prepared as if the DLC Merger had occurred on the first day of each period.

The unaudited pro forma Statement of Financial Position information as at 31 December 2000 has been prepared as if the DLC Merger had occurred on that date.

The following unaudited pro forma financial information:

- has been included for illustrative purposes only and, because of its nature, may not give a true and fair representation of the financial performance, cash flows, and the financial position of BHP Billiton;

- does not purport to represent what the combined results of operations actually would have been if the DLC Merger had occurred on 1 July 1999 or 1 July 2000 or what those results will be for any future periods. The pro forma adjustments are based upon currently available information; and

- has not been adjusted to reflect any merger benefits referred to in other Sections of this document.

Profit and loss and cash flow items have been converted from US dollars into Australian dollars using the weighted average exchange rate applicable during the periods presented, and balance sheet items have been converted at period end exchange rates:

30 June 2000	Average rate	US$0.6374	=	A$1
31 December 2000	Average rate	US$0.5544	=	A$1
	Period end rate	US$0.5548	=	A$1

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL PERFORMANCE

For the year ended 30 June 2000

	Billiton Australian GAAP	BHP Australian GAAP	Total Australian GAAP
	(A$ millions)		
Revenue from ordinary activities			
Sales revenue	7,830	18,388	26,218
Share of net results of associated entities	163	353	516
Other revenue	220	2,040	2,260
	8,213	20,781	28,994
Operating expenses and cost of sales	6,828	18,761	25,589
Borrowing costs	227	609	836
Profit from ordinary activities before income tax	1,158	1,411	2,569
Income tax expense (benefit) relating to ordinary activities	265	(131)	134
Net profit	893	1,542	2,435
Net profit attributable to outside equity interests	(58)	32	(26)
Net profit attributable to members of the parent entities(a)	835	1,574	2,409
Basic earnings per share — Australian cents(a)			42.03
Diluted earnings per share — Australian cents(a)			41.77

For the 6 months ended 31 December 2000

	Billiton Australian GAAP	BHP Australian GAAP	Total Australian GAAP
	(A$ millions)		
Revenue from ordinary activities			
Sales revenue	5,357	8,892	14,249
Share of net results of associated entities	135	435	570
Other revenue	184	263	447
	5,676	9,590	15,266
Operating expenses and cost of sales	4,692	7,372	12,064
Borrowing costs	216	246	462
Profit from ordinary activities before income tax	768	1,972	2,740
Income tax expense relating to ordinary activities	193	516	709
Net profit	575	1,456	2,031
Net profit attributable to outside equity interests	(29)	(29)	(58)
Net profit attributable to members of the parent entities(a)	546	1,427	1,973
Basic earnings per share — Australian cents(a)			32.98
Diluted earnings per share — Australian cents(a)			32.73

(a) Excludes estimated merger costs of A$170 million (after tax).

Unaudited pro forma Statement of Financial Position

As at 31 December 2000

	Billiton Australian GAAP	BHP Australian GAAP	Total Australian GAAP
		(A$ millions)	
Current assets			
Cash assets	822	397	1,219
Receivables	1,395	2,265	3,660
Investments	449	259	708
Inventories	1,665	1,628	3,293
Other	501	252	753
Total current assets	4,832	4,801	9,633
Non-current assets			
Receivables	5	191	196
Investments accounted for using the equity method	2,199	2,752	4,951
Other financial assets	788	301	1,089
Inventories	36	103	139
Property, plant and equipment	12,882	16,553	29,435
Deferred tax assets	458	988	1,446
Intangibles	1,336	2	1,338
Other	101	618	719
Total non-current assets	17,805	21,508	39,313
Total assets	22,637	26,309	48,946
Current liabilities			
Payables	1,381	2,387	3,768
Interest-bearing liabilities	2,817	879	3,696
Current tax liabilities	278	262	540
Other provisions	50	965	1,015
Total current liabilities	4,526	4,493	9,019
Non-current liabilities			
Payables	310	36	346
Interest-bearing liabilities	3,212	5,302	8,514
Deferred tax liabilities	1,523	1,526	3,049
Other provisions	719	3,609	4,328
Total non-current liabilities	5,764	10,473	16,237
Total liabilities	10,290	14,966	25,256
Net assets	12,347	11,343	23,690
Equity			
Contributed equity	3,295	5,919	9,214
Reserves	—	675	675
Retained profits	8,347	4,078	12,425
Parent equity interest	11,642	10,672	22,314
Outside equity interest	705	671	1,376
Total equity	12,347	11,343	23,690

Unaudited pro forma Statement of Cash Flows

Year ended 30 June 2000	Billiton Australian GAAP	BHP Australian GAAP	Total Australian GAAP
		(A$ millions)	
Cash flows from operating activities			
Receipts from customers	7,920	17,809	25,729
Payments to suppliers, employees, etc.	(6,288)	(13,857)	(20,145)
Dividends received	169	564	733
Interest received	94	65	159
Borrowing costs	(318)	(747)	(1,065)
Other	—	270	270
Operating cashflows before income tax	1,577	4,104	5,681
Income taxes paid	(220)	(411)	(631)
Net operating cash flows	1,357	3,693	5,050
Cash flows related to investing activities			
Fixed Asset expenditure	(1,370)	(897)	(2,267)
Investment expenditure	(132)	(338)	(470)
Exploration expenditure	(71)	(345)	(416)
Proceeds from sale of fixed assets and investments	113	1,639	1,752
Net investing cash flows	(1,460)	59	(1,401)
Cash flows related to financing activities			
Proceeds from ordinary share issues	(3)	251	248
Borrowings	1,425	1,083	2,508
Repayment of borrowings	(413)	(4,787)	(5,200)
Dividends paid	(369)	(251)	(620)
Other	—	104	104
Net financing cash flows	640	(3,600)	(2,960)
Net increase in cash and cash equivalents	537	152	689
Cash and cash equivalents at start of period	561	629	1,190
Effect of exchange rate changes on cash and cash equivalents	34	26	60
Cash and cash equivalents at end of period	1,132	807	1,939

6 months ended 31 December 2000	Billiton Australian GAAP	BHP Australian GAAP	Total Australian GAAP
		(A$ millions)	
Cash flows from operating activities			
Receipts from customers	5,314	10,017	15,331
Payments to suppliers, employees, etc.	(4,522)	(7,137)	(11,659)
Dividends received	119	33	152
Interest received	87	44	131
Borrowing costs	(193)	(314)	(507)
Other	—	183	183
Operating cashflows before income tax	805	2,826	3,631
Income taxes paid	(200)	(141)	(341)
Net operating cash flows	605	2,685	3,290
Cash flows related to investing activities			
Fixed Asset expenditure	(456)	(529)	(985)
Investment expenditure	(3,117)	(498)	(3,615)
Exploration expenditure	(101)	(208)	(309)
Proceeds from sale of fixed assets and investments	78	788	866
Net investing cash flows	(3,596)	(447)	(4,043)
Cash flows related to financing activities			
Proceeds from ordinary share issues	1,533	49	1,582
Borrowings	1,495	647	2,142
Repayment of borrowings	(375)	(2,236)	(2,611)
Dividends paid	(296)	(891)	(1,187)
Other	—	(36)	(36)
Net financing cash flows	2,357	(2,467)	(110)
Net (decrease) in cash and cash equivalents	(634)	(229)	(863)
Cash and cash equivalents at start of period	1,132	807	1,939
Effect of exchange rate changes on cash and cash equivalents	129	8	137
Cash and cash equivalents at end of period	627	586	1,213

5

BHP Billiton



DETAILS OF THE DLC MERGER

5.1 Introduction

On 19 March 2001, BHP and Billiton entered into the Implementation Agreement under which, subject to certain conditions which are described in Section5.3(b) below, they agreed to implement the DLC Merger.

The following is a simplified illustration of the Combined Group after implementation of the DLC Merger:


Billiton Shareholders
SVC Owner
SVC Owner
BHP Shareholders
Billiton SVC Limited with Special Voting Share
BHP SVC Pty Limited with Special Voting Share
Billiton
Sharing Agreement
BHP
Cross Guarantees

5.2 Key Features of the DLC Structure

(a) Separate Entities and Listings

BHP and Billiton will retain their separate corporate identities and will maintain their separate stock exchange listings. BHP will continue to have a primary listing on the ASX and currently intends to maintain its secondary listings in London, Frankfurt, Wellington, Zurich and, in the form of ADSs, in New York. Billiton will continue to have a primary listing in London and secondary listings in Johannesburg and Paris.

BHP will remain eligible for inclusion in the All Ordinaries index, the ASX 200 indices and the Australian Morgan Stanley Capital Index. Billiton will remain eligible for inclusion in the FTSE 100 index and in other local indices.

(b) No Transfer of Assets

The implementation of the DLC Merger does not involve any transfer of assets between the BHP and Billiton Groups. After implementation of the DLC Merger, assets will be owned by whichever of BHP or Billiton it is most efficient and appropriate for the Combined Group to hold them under the then prevailing circumstances.

(c) No Transfer of BHP or Billiton Shares

BHP Shareholders will continue to hold their shares in BHP. Billiton Shareholders will continue to hold their shares in Billiton.

Shareholders will continue to receive dividends from the Company in which they currently hold their shares. However, BHP Shareholders and Billiton Shareholders will have an effective economic interest in the Combined Group.

(d) Unified Board and Management

BHP and Billiton will operate and be managed as if they were a single unified entity. As BHP and Billiton will remain separate corporate entities, they will each continue to have a board of directors, but the Boards and senior executive management will be comprised of the same persons. The Boards will, in addition to their duties to the Company concerned, have regard to the interests of the shareholders of both BHP and Billiton in the management of the Combined Group.

Details of the proposed membership of the Boards of BHP and Billiton after implementation of the DLC Merger are set out in Section 6. Over time new Board members will be appointed. Resolutions relating to the appointment, removal and re-election of directors will be considered as a Joint Electorate Action (see Section 5.2(f)).

For at least three years from the implementation of the DLC Merger, a Nominations Committee will be established by each Board, each comprising the same two Billiton appointees and the same two BHP appointees (each having a single vote). Each Committee will determine all appointments to the respective Boards. Decisions of each Committee will require a minimum of three votes in favour.

(e) Common Economic Interests

BHP Shareholders and Billiton Shareholders will have economic and voting interests in the Combined Group. The economic and voting interests represented by a Share in one Company relative to the economic and voting interests of a Share in the other Company will be determined by reference to a ratio known as the "Equalisation Ratio".

Following implementation of the DLC Merger, the economic and voting interests attached to each BHP Share and each Billiton Share will be the same, on the basis that the Equalisation Ratio is 1:1.

This means that the amount of any cash dividend paid by BHP in respect of each BHP Share will normally be matched by an equivalent cash dividend by Billiton in respect of each Billiton Share, and vice versa. If one Company has insufficient profits or is otherwise unable to pay the agreed dividend, BHP and Billiton will, as far as practicable, enter into such transactions as are necessary so as to enable both Companies to pay the equivalent quantum of dividends.

The matching dividend shall be calculated before deduction of any withholding taxes or tax payable by or on behalf of, or any tax benefit arising to a shareholder.

For further information in relation to equalisation, including the payment of dividends see Section 5.7 below.

(f) Voting Arrangements

Under the terms of the DLC Agreements, and the new BHP Constitution and the new Billiton Articles, special voting arrangements are to be implemented so that the Shareholders of both Companies vote together as a single decision-making body on matters affecting the Shareholders of each Company in similar ways (***Joint Electorate Actions***). For so long as the Equalisation Ratio remains 1:1, each BHP Share will effectively have the same voting rights as each Billiton Share on Joint Electorate Actions. For more information about Joint Electorate Actions, see Section 5.9(b) below.

In the case of certain actions in relation to which the two bodies of Shareholders may have divergent interests (***Class Rights Actions***) the Company wishing to carry out the Class Rights Action would require the prior approval of the Shareholders in the other Company voting separately and, where appropriate, the approval of its own Shareholders voting separately. For more information about Class Rights Actions, see Section 5.9(c) below.

These voting arrangements will be secured through the constitutional documents of the two Companies, the Sharing Agreement and the Special Voting Shares Deed and rights attaching to a specially created Special Voting Share issued by each Company and held in each case by a Special Voting Company. The shares in the Special Voting Companies will be held (legally and beneficially) on implementation of the DLC Merger by Law Debenture Trust Corporation Plc (incorporated in England). For more information about the Special Voting Shares and the Special Voting Companies, see Section 5.9 below.

(g) Cross Guarantees

On implementation of the DLC Structure, Billiton and BHP will each execute a Deed Poll Guarantee as a result of which it is anticipated that both Companies will share the same credit rating. Creditors of BHP and Billiton entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were owed by the Combined Group.

For more information about the Deed Poll Guarantees, see Section 5.10 below and Section 7.5.

(h) Restrictions on Takeovers of one Company only

Amendments are proposed to be made to the BHP Constitution and to the Billiton Articles to ensure that a person cannot gain control of one Company without having made an equivalent offer to the shareholders of both Companies on equivalent terms. Sanctions for breach of these provisions would include withholding of dividends, voting restrictions and the compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold.

Further details in relation to these provisions are set out in Section 5.11 below.

5.3 Implementation of the DLC Merger

(a) The Implementation Agreement

The Implementation Agreement sets out the terms under which BHP and Billiton have agreed to implement the DLC Merger. The Implementation Agreement was entered into by BHP and Billiton on 19 March 2001.

A summary of the key provisions of the Implementation Agreement is set out in Section 7.1.

Under the Implementation Agreement BHP and Billiton have agreed:

    (i) to take all steps necessary or desirable to implement the DLC Merger;

    (ii) to agree the form of the DLC Agreements and the DLC Documents before the date of the posting of the Billiton Circular and the BHP Circular;

    (iii) to enter into the DLC Agreements;

    (iv) to appoint, and procure the resignations of, such persons as are necessary to ensure that the Board of Directors of each Company comprises the same persons (being those persons set out in Section 6);

    (v) (subject to certain exceptions) not to approach or entertain an approach from any third party with a view to a transaction taking place which would prevent, materially delay or materially impair the relevant Company's ability to enter into the DLC Merger (see Section 7.1(i)); and

    (vi) in certain circumstances, to pay liquidated damages of US$100 million to the other Company if the DLC Merger does not proceed (see Section 7.1(h)).

(b) Conditions Precedent

The obligations of BHP and Billiton to enter into the DLC Merger under the Implementation Agreement are subject to certain conditions (the ***Conditions Precedent***).

BHP and Billiton may agree to waive any of the Conditions Precedent to the DLC Merger. If any Condition Precedent is not satisfied (or waived) on or before 19 March 2002 either BHP or Billiton may terminate the Implementation Agreement, and the DLC Merger will not proceed.

The following Conditions Precedent remain to be satisfied as at the date of this document:

(i) Shareholder approval

    (A) The passing, at a general meeting of Billiton, of the resolutions set out in the notice of meeting in this document which, among other things, approve the implementation of the DLC Merger and the adoption

of new Billiton Memorandum and Articles and the change of the name of Billiton to BHP Billiton Plc.

(B) The passing, at a general meeting of BHP, of the resolutions set out in the notice of meeting in the BHP Circular which, among other things, approve the implementation of the DLC Merger and the adoption of a new BHP Constitution and the change of the name of BHP to BHP Billiton Limited.

(ii) Regulatory approvals

(A) European Commission

(1) Either the European Commission issuing (or being deemed to issue) a decision under Council Regulation (EEC) 4064/89 of 21 December 1989 on the control of concentrations between undertakings declaring the DLC Merger compatible with the said Regulation, either unconditionally or upon conditions that are reasonably satisfactory to BHP and Billiton; or

(2) as appropriate, the competent authority of any Member State of the European Union to which the European Commission has referred the DLC Merger in accordance with the said Regulation, issuing (or being deemed to issue) a decision in a form reasonably satisfactory to Billiton and BHP that the DLC Merger may proceed either unconditionally or upon conditions that are reasonably satisfactory to BHP and Billiton.

*(B) Foreign Investment Review Board (**FIRB**)*

The Treasurer of Australia issuing a notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth) stating that the Commonwealth Government of Australia does not object to the parties entering into and completing the Implementation Agreement and the transactions contemplated by it either unconditionally or on terms reasonably acceptable to BHP and Billiton, or the Treasurer of Australia becoming precluded from issuing an order in respect of the Implementation Agreement under such Act.

*(C) Australian Securities and Investments Commission (**ASIC**)*

ASIC providing the following relief:

(1) modifying Section 606(1) and other provisions of Chapter 6 of the Corporations Law so that the prohibition on acquisitions applies both to votes which may be cast in respect of Joint Electorate Actions and voting shares in BHP;

(2) exempting BHP Special Voting Company (as holder of the BHP Special Voting Share) from the operation of Chapter 6 of the Corporations Law (on the basis that any voting power in BHP attaching to the BHP Special Voting Share is effectively dispersed, through the operation of the Special Voting Shares Deed, to the holders of Billiton Shares); and

(3) modifying Section 608 of the Corporations Law to disregard relevant interests arising from the inclusion in the BHP Constitution of a power of BHP to dispose of shares in BHP.

*(D) Australian Stock Exchange (**ASX**)*

(1) Approval of the proposed amendments to the BHP Constitution.

(2) Waivers to:

• permit the creation and issue of the BHP Special Voting Share; and

• permit disenfranchisement of shareholders who exceed the proposed takeover limits.

If BHP and Billiton become reasonably satisfied that any of these regulatory approvals is not necessary and that the failure to obtain it would not have a material adverse affect on BHP or Billiton, or upon the DLC Merger, they may by agreement amend or waive the requirement to obtain the relevant regulatory approval.

Conversely, if it is established to the reasonable satisfaction of BHP and Billiton that further or different regulatory approvals are necessary for implementation or operation of the DLC Structure, they may agree to amend, or add to, the regulatory approvals set out above.

(iii) No Change in Law

There being no change in applicable law or regulation (which is defined broadly to include such things as the rules of any applicable stock exchange and any governmental requirements or directives):

(A) prior to the DLC Merger Completion Date which would render the Implementation Agreement or its performance unlawful. However, if such unlawfulness can be avoided by amendments to the terms of the DLC Merger or the steps for its implementation which are reasonably acceptable to the Companies and which do not materially affect the commercial terms of the DLC Merger, then such amendments will be made and the DLC Merger (as amended) will proceed; and

(B) before the date of the second of the meetings of the Billiton Shareholders and the BHP Shareholders to approve the DLC Merger which would result in, or would be reasonably likely to result in, a material adverse effect on the financial condition, assets, business prospects or results of operations of the Combined Group.

(iv) No termination

The Implementation Agreement not having been terminated in accordance with its terms. The circumstances in which the Implementation Agreement may be terminated are set out in of Section 7.1(g).

(v) Transfer of Billiton Preference Shares

Billiton having procured the transfer of the Billiton Preference Shares to BHP, or to BHP's order, with effect from completion of the Implementation Agreement upon payment by BHP of the nominal value of such shares.

(c) Date for Completion

Implementation of the DLC Merger will take effect five business days after the date on which all of the Conditions Precedent are satisfied (or waived), or on such other date as BHP and Billiton agree.

(d) BHP Bonus Issue

On or before implementation of the DLC Merger, BHP will effect a bonus issue of 1.0651 BHP Shares (or such other number as BHP and Billiton may agree) for every BHP Share held. Where the bonus issue results in fractional entitlements, BHP Shareholders shall receive a full Share in lieu of such fraction, provided that if BHP and Billiton reasonably believe holdings have been manipulated, any fractional entitlement may be rounded downwards.

The purpose of this bonus issue is to ensure that the Equalisation Ratio immediately following implementation of the DLC Merger is 1:1.

(e) BHP American Depositary Shares

Pursuant to the terms of the Amended and Restated Deposit Agreement between BHP and the Depositary, the Depositary will distribute to BHP ADR Holders on the record date fixed by the Depositary additional ADSs in proportion to the number of ADSs held by them so that the aggregate number of additional ADRs distributed to all holders of ADSs shall be proportionate to the amount of additional bonus shares received by the Depositary taking into account the ADS ratio. In addition, in lieu of delivering ADSs for fractional Depositary Shares, the Depositary may, in its discretion, sell the amount of bonus shares represented by the aggregate of such fractions at public or private sale and distribute the net proceeds of any such sales amongst the ADR Holders.

5.4 Contractual Relationship between BHP and Billiton after the DLC Merger

Following implementation of the DLC Merger, the DLC Agreements, being:

(a) the Sharing Agreement;

(b) the Special Voting Shares Deed;

(c) the BHP Deed Poll Guarantee; and

(d) the Billiton Deed Poll Guarantee,

together with the new BHP Constitution and the new Billiton Memorandum and Articles, will govern the ongoing relationship of BHP and Billiton.

The DLC Agreements will be entered into on completion of the DLC Merger. The proposed terms of those agreements have substantially been agreed by BHP and Billiton. However, these are subject to amendment at any time prior to their execution by agreement between BHP and Billiton.

The DLC Agreements are summarised in this Section and in Section 7. See Section 10.13 for information on the availability of drafts of these documents for inspection.

The Shareholders of BHP and of Billiton will not be parties to or have any proprietary rights under the Sharing Agreement, the Special Voting Shares Deed, the BHP Deed Poll Guarantee or the Billiton Deed Poll Guarantee.

5.5 DLC Structure Principles

The Sharing Agreement provides that the relationship between BHP and Billiton, following implementation of the DLC Merger, will be underpinned by the DLC Structure Principles which are as follows:

(a) BHP and Billiton must operate as if they were a single unified economic entity, through boards of directors which comprise the same individuals and a unified senior executive management;

(b) the Directors of BHP and Billiton shall, in addition to their duties to the Company concerned, have regard to the interests of holders of BHP Shares and holders of Billiton Shares as if the two Companies were a single unified economic entity and for that purpose the Directors of each Company shall take into account in the exercise of their powers the interests of the Shareholders of the other; and

(c) the DLC Equalisation Principles (see Section 5.7(b) below) must be observed.

5.6 Management

(a) Board of Directors

Each of BHP and Billiton will have a board and each board will comprise the same individuals.

(i) Board Responsibility

The respective Boards will pursue the DLC Structure Principles (see Section 5.5 above).

The Boards will be responsible for the overall direction of the businesses of both Companies including major policy and strategic decisions of both Companies. For example, the Boards will be responsible for:

• corporate acquisitions, expenditures and divestments;

• equity and debt capital raising;

• approval of annual budgets;

• dividend policy and authorising the payment of dividends;

• appointment to and removal from the Executive Committee; and

• appointment and remuneration of key senior executives.

(ii) Board Members

The composition of the Boards following implementation of the DLC Merger is set out in Section 6.

(iii) Board Meetings

It is currently intended that the BHP Board and the Billiton Board will hold seven regularly scheduled meetings each year.

(b) Executive Committee

A strategic management committee (***Executive Committee***) will be established within an Australian company (***ExCo***) to be jointly owned by BHP and Billiton. The Executive Committee will perform two main functions.

First, under a contract between ExCo and BHP and between ExCo and Billiton, the Executive Committee will consider proposals requiring the approval of both the BHP and Billiton Boards and then make recommendations to the Boards in respect of the proposals. For example, the Executive Committee may consider a proposal to commence a new mining project which requires BHP and Billiton Board approval. If the Executive Committee considers that the project should proceed, it would recommend accordingly to the BHP and Billiton Boards which would each take the final decision. Other examples of matters in respect of which the Executive Committee would perform this role are the Combined Group's strategic and business plan, policies in relation to dividends, borrowing, the treasury function and risk management, and borrowings above certain thresholds.

Secondly, ExCo will enter into contracts with other companies in the Combined Group for the provision of support services.

It is expected that the Executive Committee will meet at least monthly.

The Executive Committee will initially consist of the following individuals:

- Chief Executive Officer (Mr Paul Anderson);
- Deputy CEO (Mr Brian Gilbertson);
- Chief Financial Officer (Mr Charles Goodyear);
- Chief Development Officer (Mr Michael Davis);
- Chief Executive Minerals (Mr Miklos Salamon);
- Chief Executive Petroleum (Mr Philip Aiken);
- Chief Executive Steel (Mr Kirby Adams); and
- Chief Legal Counsel (Mr John Fast).

5.7 Equalisation of Voting and Economic Rights

(a) DLC Equalisation Principles

The principles to be observed in relation to the rights of the BHP Shares and the Billiton Shares (the ***DLC Equalisation Principles***) will be as follows:

(i) the Equalisation Ratio will govern the economic rights of one BHP Share relative to one Billiton Share (and vice versa) and the relative voting rights of one BHP Share and one Billiton Share on Joint Electorate Actions so that, where the Equalisation Ratio is 1:1, a holder of one BHP Share and a holder of one Billiton Share will, as far as practicable:

(A) receive equivalent economic returns; and

(B) enjoy equivalent rights as to voting in relation to Joint Electorate Actions,

and otherwise such returns and rights as between a BHP Share and a Billiton Share will be in proportion to the prevailing Equalisation Ratio; and

(ii) where an Action by BHP or Billiton is proposed such that the ratio of the economic returns or voting rights (in relation to Joint Electorate Actions) of a BHP Share relative to a Billiton Share would no

longer be in proportion to the then existing Equalisation Ratio or which would benefit the holders of Shares in one Company relative to the holders of Shares in the other Company, then:

(A) a Matching Action shall be undertaken unless the Boards determine that it is not appropriate or practicable; or

(B) if no Matching Action is to be undertaken, an appropriate adjustment to the Equalisation Ratio shall be made,

in order to ensure that there is equitable treatment as regards the holder of one BHP Share and the holder of one Billiton Share.

However, if the Boards determine that it is not appropriate or practicable to undertake either a Matching Action or adjust the Equalisation Ratio in relation to an Action, then the Action may be undertaken after it has been approved as a Class Rights Action.

(b) Circumstances not requiring Matching Action

No Matching Action is required in respect of:

(i) any Action which would not result in the ratio of the economic returns on, or the voting rights (in relation to Joint Electorate Actions) of, a holder of a BHP Share to a holder of a Billiton Share not being the same as the then prevailing Equalisation Ratio (and vice versa), or which would not benefit the holders of Shares in one Company relative to the holders of Shares in the other Company;

(ii) the issue of securities or the granting of rights over securities by either BHP or Billiton pursuant to an employees share scheme;

(iii) an issue of any securities in either BHP or Billiton other than an offer by way of rights;

(iv) a buy-back, repurchase or redemption of any Shares (including a share cancellation in connection with a reduction of capital):

(A) on market in compliance with the rules of the relevant stock exchange and listing rules;

(B) at or below market value; or

(C) pursuant to a general offer to Shareholders in both BHP and Billiton which (applying the Equalisation Ratio) is made on equivalent terms; or

(v) the BHP Bonus Issue.

(c) Unadjusted Actions

In addition to the above, there is no requirement for a Matching Action, an adjustment to the Equalisation Ratio or approval as a Class Rights Action where an Action (an *Unadjusted Action*) is taken in circumstances where the Boards of BHP and Billiton consider that the effect of such Action upon the holder of a BHP Share relative to its effect on the holder of a Billiton Share is not material. For this purpose, an effect is taken to be "not material" if:

(i) the costs to BHP and Billiton of taking a Matching Action or seeking approval as a Class Rights Action would be, in the opinion of the Boards, disproportionate to the effect of such Action upon the holders of BHP Shares or Billiton Shares (as the case may be) for whose benefit a Matching Action would otherwise (in the absence of an adjustment to the Equalisation Ratio or approval as a Class Rights Action) be required; and

(ii) the adjustment that would be required to be made to the Equalisation Ratio would result in an adjustment to the relevant element of the Equalisation Ratio of less than 0.1 per cent.

However, in considering the application of the DLC Equalisation Principles to any subsequent Actions, the Boards will take into account the effect of all prior Unadjusted Actions in deciding whether a Matching Action, an adjustment to the Equalisation Ratio or approval as a Class Rights Action is appropriate.

(d) Tax, Exchange Rates and Market Fluctuations

In relation to any Action, when calculating any economic return to the holders of BHP Shares or Billiton Shares, any tax payable by or on behalf of or tax benefit arising to, such holders will be disregarded.

The BHP and Billiton Boards will not be required to take into account fluctuations in exchange rates or in the market value of any securities or any other changes in circumstances arising after the date on which they make a determination as to the form and value of any Matching Action or the calculation of any adjustment to the Equalisation Ratio.

(e) Suspension of Rights

There will be no need to make any adjustment to the Equalisation Ratio or to do or omit to do any other thing as a result of the dividend, voting or other rights of any Shareholder being suspended or curtailed pursuant to any provision of the BHP Constitution or the Billiton Articles.

5.8 Cash Dividends

(a) Currency

BHP will declare its dividends and other distributions in US dollars but will continue to pay its dividends in Australian dollars or other currencies as the BHP Shareholders may elect in cases determined by the BHP Board, and Billiton will continue to declare its dividends and other distributions in US dollars and make payment in pounds sterling (to Billiton Shareholders registered in the United Kingdom section of the register) and South African Rand (to Billiton Shareholders registered in the South African section of the register).

(b) Matching Dividend

If one Company proposes to pay a cash dividend to its Shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per Share (after adjusting for the Equalisation Ratio) to its Shareholders. This will not restrict either party's ability to offer to its Shareholders the ability to elect to subscribe for further shares at market value by applying the whole or any part of a cash dividend for that purpose.

(c) Inability to Pay Dividends

If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP and Billiton will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

One mechanism which may be utilised to achieve this is for a payment to be made by one Company to the other or for a distribution to be made on the first Company's Equalisation Share (if it has been issued — see Section 5.8(d) below).

(d) Equalisation Shares

As part of the DLC Merger, the proposed new BHP Constitution will allow for the issue of an Equalisation Share in BHP (the *BHP Equalisation Share*) to a member of the Billiton Group and the proposed new Billiton Articles will allow for the issue of an Equalisation Share in Billiton (the *Billiton Equalisation Share*) to a member of the BHP Group.

If issued, distributions may be made on the Equalisation Shares. The amount of any such distribution would be such as the relevant Board determines to be necessary, for example, to assist or enable the other Company to pay matching dividends on its Shares.

Whether or not the Equalisation Shares are issued, the Boards would also retain the flexibility to decide from case to case to make contractual payments from one Company to the other, or to take any other action considered appropriate by the Boards to ensure the DLC Equalisation Principals are observed.

The Shareholders of BHP and Billiton will not have any interest in the Equalisation Shares. The Equalisation

Shares will carry no voting rights.

5.9 Shareholder Voting Rights

(a) Categories of Shareholder Decisions

There will be four categories of matters or actions requiring shareholder decisions:

    (i)   Joint Electorate Actions (described in Section 5.9(b) below).

    (ii)   Class Rights Actions (described in Section 5.9(c) below).

    (iii)   Other actions: Any action which is neither a Class Rights Action nor a Joint Electorate Action but which, under applicable law or regulation, or under the BHP Constitution or the Billiton Articles, requires shareholder approval. Such matters require only the approval of holders of Shares of the Company proposing to take the relevant action, unless the Boards decide that such action should be treated as a Joint Electorate Action or Class Rights Action.

    (iv)   Procedural resolutions: Procedural resolutions, where considered at a shareholders' meeting at which the holder of a Special Voting Share is entitled to vote, may be voted on by the relevant Special Voting Company either in person or by proxy given to the chair of the meeting, as it (or the chair) thinks fit.

(b) Joint Electorate Actions

The Shareholders of BHP and of Billiton will vote together as a joint electorate on matters affecting the Shareholders of BHP and of Billiton in similar ways. The special voting procedure in respect of Joint Electorate Actions is described below.

Matters which will require approval as a Joint Electorate Action (as set out in the Sharing Agreement) are as follows:

    (i)   the appointment, removal or re-election of any director of BHP or of Billiton, or both of them;

    (ii)   the receipt or adoption of the annual accounts of BHP or of Billiton, or both of them, or accounts prepared on a combined basis;

    (iii)   a change of name by BHP or Billiton, or both of them;

    (iv)   the appointment or removal of the auditors of BHP or of Billiton, or both of them;

    (v)   any proposed acquisition, disposal or other transaction of the kinds referred to in Chapters 10 and 11 of the ASX Listing Rules or Chapters 10 and 11 of the UK Listing Rules which (in any case) is required under applicable laws and regulations to be authorised by holders of Shares;

    (vi)   any proposed acceptance of a third party takeover offer by a member of the Billiton Group in respect of any BHP Shares held by that Billiton Group member;

    (vii)   any proposed acceptance of a third party takeover offer by a member of the BHP Group in respect of any Billiton Shares held by that BHP Group member;

    (viii) any matter considered at an annual general meeting of BHP or Billiton (or at an extraordinary general meeting convened on the same day as an annual general meeting); and

    (ix)   any other matter which the Boards decide (either in a particular case or generally) should be approved as a Joint Electorate Action.

Voting procedures for Joint Electorate Actions

Joint Electorate Actions must be submitted to both BHP and Billiton for approval by Shareholders voting at separate meetings but acting as a joint electorate. Parallel shareholders' meetings will be held (on the same date or as close together in time as possible).

Procedure for Joint Electorate Actions

The BHP Meeting	The Billiton Meeting
• At the BHP shareholders' meeting, voting will be on a poll which will (as regards the BHP Special Voting Share) remain open for sufficient time to allow the parallel Billiton shareholders' meeting to be held and for the votes attaching to the BHP Special Voting Share to be ascertained and cast on the poll.	• At the corresponding Billiton shareholders' meeting, voting will be on a poll which will (as regards the Billiton Special Voting Share) remain open for sufficient time to allow the parallel BHP shareholders' meeting to be held and for the votes attaching to the Billiton Special Voting Share to be ascertained and cast on the poll.
• On the poll: — each fully paid BHP Share (other than those that are subject to voting restrictions) will have one vote; — each partly paid BHP Share (other than those that are subject to voting restrictions) will have a fraction of a vote which is equivalent to the proportion which the amount bears to the issue price of the share; and — BHP Special Voting Company, as holder of the BHP Special Voting Share, will have (if the Equalisation Ratio is 1:1) the same number of votes as were validly cast for and against on the equivalent resolution at the parallel Billiton Shareholders' meeting (rounded up if necessary to the nearest whole number).	• On the poll: — each Billiton Share (other than those that are subject to voting restrictions) will have one vote; — in certain circumstances, each Billiton Preference Share will have one vote; and — Billiton Special Voting Company, as holder of the Billiton Special Voting Share, will have (if the Equalisation Ratio is 1:1) the same number of votes as were validly cast for and against on the equivalent resolution at the parallel BHP shareholders' meeting (rounded up, if necessary to the nearest whole number).
• Under the Special Voting Shares Deed, BHP Special Voting Company will be obliged to cast these votes for and against the relevant resolution in accordance with the votes cast for and against the equivalent resolution by Billiton shareholders on the poll at the parallel Billiton shareholders' meeting.	• Under the Special Voting Shares Deed, Billiton Special Voting Company will be obliged to cast these votes for and against the relevant resolution in accordance with the votes cast for and against the equivalent resolution by BHP shareholders on the poll at the parallel BHP shareholders' meeting.
• Through this mechanism their votes at the Billiton meeting will be reflected at the BHP meeting by BHP Special Voting Company casting the votes on the BHP Special Voting Share precisely to reflect voting at the parallel Billiton shareholders' meeting.	• Through this mechanism their votes at the BHP meeting will be reflected at the Billiton meeting by Billiton Special Voting Company casting the votes on the Billiton Special Voting Share precisely to reflect voting at the parallel BHP shareholders' meeting.

The results of the Joint Electorate Action will be announced after both polls have closed.

Voting Threshold for Joint Electorate Actions

A Joint Electorate Action will be taken to have been approved if it is approved by:

(i) ordinary resolution (or a special resolution if required by applicable law and regulations or the BHP Constitution) of the holders of BHP Shares and the holder of the BHP Special Voting Share, voting as a single class; and

(ii) ordinary resolution (or a special resolution if required by applicable law and regulations or the Billiton Memorandum and Articles) of the holders of Billiton Shares and the holder of the Billiton Special Voting Share, voting as a single class.

(c) Class Rights Actions

Class Rights Actions are normally those matters on which Shareholders of BHP and Billiton may have divergent interests and which require the approval of the holders of Shares of the Company not proposing to take the action and, in some cases, the approval of the holders of Shares of the Company proposing to take the action. However they include actions which involve an amendment to a DLC Agreement eg the Deed Poll Guarantees, which do not benefit Shareholders of BHP or Billiton — relative to each other.

Matters which will require approval as a Class Rights Action are as follows:

(i) the voluntary liquidation of either BHP or Billiton;

(ii) any amendment to the terms of, or termination of, the Sharing Agreement, the Special Voting Shares Deed, the Billiton Deed Poll Guarantee or the BHP Deed Poll Guarantee (other than, in the case of the Special Voting Shares Deed, any amendment which is formal or technical in nature and which would not be materially prejudicial to the interests of the shareholders of either party or is necessary to correct any inconsistency or manifest error as agreed between the Boards);

(iii) amendment, removal or alteration of the effect of (including the ratification of any breach of) any entrenched provision in the BHP Constitution or the Billiton Articles (see Sections 5.15 and 5.16 below);

(iv) any Action by one Company in respect of which a Matching Action is not taken by the other, and in respect of which the Boards of both Companies agree that an adjustment to the Equalisation Ratio would not provide an adequate or appropriate adjustment; and

(v) a change of the corporate status of BHP from a public company limited by shares registered under the Corporations Law with its primary listing on the ASX or of Billiton from a public listed company incorporated in England and Wales with its primary listing on the LSE;

(vi) any actions or matters which the Boards of BHP and Billiton agree (either in a particular case or generally) should be treated as a Class Rights Action.

If a particular matter falls both within the list of matters which constitute Joint Electorate Actions (see Section 5.9(b) above) and the list of matters which constitute Class Rights Action (see Section 5.9(c) above), such matter will be treated as a Class Rights Action.

Voting Threshold for Class Rights Actions

Class Rights Actions of a kind described in:

(vii) paragraphs (i), (ii) and (iii) above shall require approval by special resolution;

(viii) paragraphs (iv) and (v) above shall require approval by ordinary resolution unless there is a legal requirement on either Company for a special resolution in which case that Company shall require a special resolution; and

(ix) paragraph (vi) above shall require approval by ordinary resolution, unless there is a legal requirement on either Company for a special resolution in which case that Company shall require a special resolution, or the Boards decide to require a special resolution.

Voting Procedures for Class Rights Actions

The following voting arrangements will apply in relation to Class Rights Actions:

Procedure for Class Rights Actions requiring approval of both Companies

The BHP Meeting	The Billiton Meeting
• Voting will be on a poll with each fully paid BHP Share (other than those that are subject to voting restrictions) having one vote per share and each partly paid BHP Share (other than those that are subject to voting restrictions) having a fraction of a vote which is equivalent to the proportion which the amount bears to the issue price of the share.	• The Billiton shareholders' meeting will be held as close in time to the corresponding BHP shareholders' meeting as is practicable. Voting will be on a poll with each Billiton Share (other than those that are subject to voting restrictions) having one vote per share. In certain circumstances, each Billiton Preference Share will also have one vote.
• BHP Special Voting Company, as holder of the BHP Special Voting Share, will not vote unless: — the proposed action to which the resolution relates is required to be approved by an equivalent resolution at a meeting of Billiton; and — the proposed action has not been approved at the parallel Billiton meeting at the close of the poll at that meeting, in which case BHP Special Voting Company will vote to defeat the resolution at the BHP meeting (and the BHP Special Voting Share will carry sufficient votes to effect such defeat).	• Billiton Special Voting Company, as holder of the Billiton Special Voting Share, will not vote unless: — the proposed action to which the resolution relates is required to be approved by an equivalent resolution at a meeting of Billiton; and — the proposed action has not been approved at the parallel BHP shareholders' meeting at the close of the poll at that meeting, in which case Billiton Special Voting Company will vote to defeat the resolution at the Billiton meeting (and the Billiton Special Voting Share will carry sufficient votes to effect such defeat).

Where a Class Rights Action that benefits the shareholders of one company (the ***Benefited Company***) is proposed, and the Benefited Company is not, under applicable law and regulations or under its constitution or memorandum and articles (as the case may be), required to seek approval of its Shareholders it need not convene a meeting of its Shareholders, but can only undertake the action if the holder of the Special Voting Share in the Benefited Company gives its written consent to the proposed action.

The holder of the Special Voting Share in the Benefited Company will only give its written consent to the Benefited Company if the Shareholders of the other Company have passed a resolution by the requisite majority approving the action. Otherwise, the holder of the Special Voting Share in the Benefited Company must refuse to provide its consent.

(d) Voting Restrictions on Combined Group Members

Voting rights attaching to BHP Shares beneficially owned by any member of the Billiton Group will not be exercised in any meeting of BHP Shareholders.

Correspondingly, voting rights attached to Billiton Shares beneficially owned by any member of the BHP Group will not be exercised in any meeting of Billiton Shareholders.

(e) The Special Voting Companies

BHP Special Voting Company (which will hold the BHP Special Voting Share) and Billiton Special Voting Company (which will hold the Billiton Special Voting Share) are companies whose share capital will be held legally and beneficially by the SVC Owner. The SVC Owner will be an independent trustee company. It is intended that the SVC Owner will be The Law Debenture Trust Corporation Plc.

Billiton Special Voting Company will be incorporated in England and Wales; BHP Special Voting Company will be incorporated in Australia.

(i) Rights of Special Voting Share

On implementation of the DLC Merger, BHP will issue the BHP Special Voting Share to BHP Special Voting Company, which will carry the following rights as set out in the BHP Constitution:

— on Joint Electorate Actions, its votes are to be cast as described in Section 5.9(b) above; below;

— on Class Rights Actions, its votes are to be cast as described in Section 5.9(c) above;

— dividend rights equivalent to an Ordinary Share;

— on any winding-up of BHP, the right to a return of capital paid up (namely A$2) after holders of shares with preferential rights have been paid up to A$2 pari passu with holders of all other BHP Shares and no further rights; and

— such share will only be transferable in the circumstances described in Section 5.9(e)(iii) below.

On implementation of the DLC Merger, Billiton will issue to Billiton Special Voting Company the Billiton Special Voting Share, which will have rights corresponding to those set out above of the BHP Special Voting Share save that the Billiton Special Voting Share;

— shall only be entitled to a fixed dividend of US$0.01 per annum payable annually in arrears on 31 July; and

— the maximum amount payable on a winding-up of Billiton shall be the nominal value paid up on such share (US$0.50).

(ii) Exercise of Voting Rights

The Special Voting Shares Deed will regulate the manner in which BHP Special Voting Company and Billiton Special Voting Company will exercise the votes attaching to the BHP Special Voting Share and the Billiton Special Voting Share, respectively.

That deed is summarised in Section 7.4.

(iii) Transfer of the Special Voting Share

The Special Voting Companies will be prohibited from dealing with the Special Voting Share held by them, or with any interest in or right attaching to the Special Voting Share, unless such dealing has been approved by special resolutions of holders of BHP Shares and holders of Billiton Shares.

(iv) Remuneration of Special Voting Company

It has been agreed that Billiton will pay BHP Special Voting Company fees and expenses incurred in the performance of its obligations under the DLC Merger and that BHP will pay Billiton Special Voting Company fees and expenses incurred in the performance of its obligations under the DLC Merger.

5.10 Deed Poll Guarantees

Upon implementation of the DLC Merger BHP and Billiton will (subject to certain exemptions) guarantee future contractual obligations plus other obligations they agree (whether actual or contingent, primary or secondary) of the other with effect from the implementation of the DLC Merger. These Deed Poll Guarantees are summarised in Section 7.5.

5.11 Takeovers regulation of the DLC

(a) Background

BHP and Billiton will remain separate listed companies and will remain subject to the takeovers laws and rules in Australia and the UK respectively, subject to modifications to those laws in Australia (which are being agreed with the relevant regulator, ASIC) and provisions in the two Companies' constitutions and which are intended to have the effect of:

    (i)   recognising the substantive effect of the DLC Structure, which is that the two companies should be regarded as a single combined group;

    (ii) allowing the two regulatory systems to work together harmoniously and sensibly;

    (iii) respecting the acquisition limits of 20% and 30% under Australian takeovers law and the UK takeovers rules respectively; and

    (iv) avoiding any unintended impediment to any takeover of the Combined Group.

(b) Key thresholds

It is expected that:

    (i)   under Australian takeovers law (as modified) and under the BHP Constitution:

        (A) there will be a limit which prevents a person (and associates) from exceeding a voting power threshold of 20% in relation to BHP on a "stand alone" basis, ie calculated as if there were no Special Voting Share and only counting BHP's ordinary shares — this is much the same as the limit which applies now to BHP before the implementation of the DLC Merger; and

        (B) there will be a separate limit which prevents a person (and associates) from exceeding a voting power threshold of 20% in relation to BHP, calculated having regard to all the voting power on a joint electorate basis ie calculated on BHP's ordinary shares and on the voting power in BHP derived (through the Special Voting Share) by holding or controlling Billiton Shares — this limit effectively treats all Shares in both Companies, together with the Special Voting Shares, as voting shares and sets a 20% limit on control of this joint electorate voting power; and

    (ii) under the Billiton Articles:

        (A) there will be a limit which prevents a person (and concert parties) from exceeding a voting power threshold of 30% in relation to Billiton on a "stand alone" basis, ie calculated as if there were no Special Voting Share and only counting Billiton's ordinary shares — this is much the same as the limit which applies now under the City Code in relation to the ordinary shares of Billiton before the implementation of the DLC Merger; and

        (B) there will be a separate limit which prevents a person (and associates) from exceeding a voting power threshold of 20% in relation to Billiton, calculated having regard to all the voting power on a joint electorate basis ie calculated on Billiton's ordinary shares and on the voting power in Billiton derived (through the Special Voting Share) by holding or controlling BHP ordinary shares — this limit effectively treats all Shares in both Companies, together with the Special Voting Shares, as voting shares and sets a 20% limit on control of this joint electorate voting power. These provisions will mirror the limits applicable in relation to BHP as described in Section 5.11(b)(i)(B) above; and

    (iii) under the UK City Code a compulsory offer will be required where a person (and persons acting in concert with him) acquires 30% of the voting rights of a company will apply to the voting rights of Billiton on the joint electorate basis.

The principal requirement for exceeding a limit is for all shareholders in both companies to be treated in an equivalent manner and sanctions may be imposed for breaches of these provisions. This is explained below.

(c) Equivalent opportunities

The BHP Constitution is to be amended to provide in effect that a person may only exceed any of these limits if an equivalent opportunity is provided to both BHP Shareholders and Billiton Shareholders. In summary, this would require:

(i)   an equivalent procedure for both the BHP Shares and the Billiton Shares, such as an off market takeover offer;

(ii) that each procedure comply with the takeover laws and rules in Australia (as regards the offer for the BHP Shares) and in the UK (as regards the offer for the Billiton Shares);

(iii) equivalent consideration, terms, information and time to consider being offered to the BHP Shareholders and the Billiton Shareholders, both in relation to an initial offer and any increases or extensions.

Because of the variety of takeover procedures and the different takeover regimes applying in Australia and the UK the concept of equivalence cannot be defined prescriptively. It is expected that a combination of the BHP and Billiton boards, the Australian regulator (*ASIC*) and/or the Australian Corporations & Securities Panel and/or the UK Takeover Panel will have a role in determining and achieving equivalence in a particular case.

With equivalent treatment in terms of the opportunities afforded to each group of shareholders, each such group of shareholders (BHP and Billiton) will make their own decisions as to whether the relevant offer is to be accepted. It is possible that one offer will become unconditional (because the minimum acceptance condition is satisfied) but that the other offer does not become unconditional (because the equivalent minimum acceptance condition is not satisfied).

(d) Breach of limits

Under the BHP Constitution and the Billiton Articles, if a person breaches a shareholding limit without providing equivalent opportunities to both groups of shareholders, then the BHP Constitution and the Billiton Articles will respectively give BHP and Billiton power to deny voting and dividend rights in respect of that number of BHP shares or Billiton shares (as applicable) which results in the threshold being exceeded, and powers to dispose of that same number of shares. The powers will only extend to that number of shares which exceed the threshold.

(e) ASIC relief and modifications

The Australian takeover laws require some modifications so that they work in the way broadly described above. The scope of these modifications is agreed in principle but the detailed modification instruments will not be known or issued until around the time of the general meeting. They will be public documents when issued and, from that time, can be obtained from BHP or Billiton upon request.

The main effects of the modifications will be:

(i)   to establish the two Australian limits described in Section 5.11(b)(i) above;

(ii) so that the holding or controlling by a person of a Billiton Share will be treated as the holding or controlling of the corresponding voting power in BHP;

(iii) so that a person who wishes to exceed any of the limits described in Section 5.11(b)(i) above need only (in relation to any offer for Billiton Shares) comply with the UK takeover rules (and not also the Australian Chapter 6 takeover laws as it may be impossible to comply with both) provided that an equivalent offer is made for the BHP shares (as described in Section 5.11(c) above);

(iv) to disregard the technical relevant interest which Billiton, BHP, the Special Voting Company or its controlling shareholder acquires in BHP voting shares through the BHP Special Voting Share (on the basis that all the voting power attached to the Special Voting Shares is exercised to mirror the votes cast by the holders of the Billiton shares and accordingly they should be treated as controlling the relevant voting power);

(v) to disregard the technical relevant interest which Billiton or BHP acquires in BHP voting shares through the enforcement provisions described in Section 5.11(d) above.

Following the BHP Bonus Issue, the proposed spin out of BHP Steel to BHP Shareholders, the announced BHP share buy-back programme and assuming no other changes to the number of BHP and Billiton Shares on issue at 9 April 2001 and subject to the effect of the modifications described above, the voting power in BHP which Billiton Shareholders will acquire on a Joint Electorate Action through the issue of the BHP Special Voting Share is expected to be 42% (disregarding the exercise of employee options). This voting power will change following movements in the issued capital of BHP and Billiton, and changes in the Equalisation Ratio. The basis on which that voting power will change is described in Section 5.7 above. For example, if there were to be a distribution from the Combined Group which took the form of a bonus share issue from Billiton and a cash distribution from BHP, then the proportion of Billiton shares on issue would increase relative to the number of BHP shares. In that case, there would be no change to the Equalisation Ratio, and the increase in the number of Billiton shares would be reflected in an increase in the voting power of Billiton Shareholders exercised by BHP Special Voting Company through the Special Voting Share.

(f) Sharing Agreement

Under the Sharing Agreement, BHP and Billiton will agree promptly to enforce the restrictions in the BHP Constitution and the Billiton Articles (respectively) described in Section 5.11(b) above.

5.12 Financial Reporting

BHP and Billiton intend to publish a single set of combined financial statements, denominated in US dollars and prepared under merger accounting principles in accordance within UK GAAP, with reconciliations to both Australian and US GAAP. BHP and Billiton will also prepare any other financial information needed to meet their respective local requirements. The financial year end of both BHP and Billiton will remain 30 June.

5.13 Liquidation

Under the Sharing Agreement, the new BHP Constitution and the new Billiton Articles, the provisions described below will apply on the insolvency of either or both Companies. These provisions are intended to ensure that, as far as practicable, the Shareholders are treated equitably in the event of insolvency of either or both Companies having regard to the Equalisation Ratio.

(a) One Company insolvent

Except where Section 5.13(b) below applies, if, in the reasonable opinion of the Board of either Company (each referred to in this Section 5.13 as a *party*), that party is, or is likely to become, insolvent, the directors of that party must immediately give a notice (*Insolvency Notice*) to the other party of such fact.

Upon receipt of an Insolvency Notice, the solvent party shall seek to ensure that the economic returns made or otherwise available to a holder of a Share in the insolvent party relative to the economic returns available to a holder of a Share in the solvent party (vice versa) are in due proportion having regard to the Equalisation Ratio (*Economic Equivalence*) by taking either of the steps set out in paragraphs (i) or (ii) below.

(i) The solvent party shall have the right at any time within 12 months of receiving the Insolvency Notice either:

(A) irrevocably to offer to the holders of Shares in the insolvent party in consideration for their Shares in the insolvent party such number of Shares in the solvent party pro rata to their holdings of Shares in the insolvent party as is required to ensure that, after such issue, Economic Equivalence is achieved; or

(B) to pay to holders of Shares in the insolvent party an amount equal to that proportion of the solvent party's total market capitalisation (that is, the total value of all its issued Shares (determined by reference to the trading price of those shares on the close of trading on the relevant day on the stock exchange on which it has its primary listing)) such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

(ii) Unless the solvent party has exercised its rights under paragraph (i) above, then, the solvent party must:

    (A) within 3 months from the date the liquidator of the insolvent party has finally established the identity of and amounts owed to the proven creditors (ranking in priority to the holders of Shares in the insolvent party and who would be entitled to a payment as a result of the liquidation of the insolvent party), pay in full all proven creditors of the insolvent party and all other costs and expenses of the liquidation (including those of the liquidator); and

    (B) within 1 month thereafter pay to the insolvent party an amount equal to that proportion of the solvent party's total market capitalisation on the date all payments have been made pursuant to paragraph (A) above such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

Payments under these provisions will only be made by the solvent party to the extent that after making such payments there will remain available to the solvent party sufficient assets to pay all debts as and when they become due and payable.

(b) Both parties insolvent

If each party has provided the other with an Insolvency Notice and if:

(i) either party has surplus assets available for distribution to the holders of its Shares after payment of all debts due; and

(ii) the ratio of the surplus attributable to each BHP Share to the surplus attributable to each Billiton Share would otherwise not equal the Equalisation Ratio,

then one party must as soon as practicable pay to the other (where possible) an amount which results in that ratio equalling the Equalisation Ratio.

5.14 Termination of the Sharing Agreement

The Sharing Agreement may be terminated:

(a) by notice by either BHP or Billiton where either of them has become a wholly-owned subsidiary of the other, or where both BHP and Billiton have become wholly-owned subsidiaries of a third party;

(b) by notice by either BHP or Billiton if it has fulfilled its obligations upon a liquidation as described in Section 5.13 above.

Otherwise the Sharing Agreement, and therefore the DLC Merger, may only be terminated if approved by Shareholders of both BHP and Billiton voting on the matter as a Class Rights Action. The terms on which such termination would occur would be specified in the resolution to be put to Shareholders. The Boards of BHP and Billiton may only put such a resolution to Shareholders if they agree that the proposed terms are, so far as is practicable, equitable to the interests of both sets of Shareholders, having regard to their respective dividend, capital and voting rights in relation to the DLC Structure Principles.

5.15 Proposed BHP Constitution

On implementation of the DLC Merger, BHP will adopt a new constitution. As well as creating new classes of shares (the Special Voting Share described in Section 5.9 above and the Equalisation Share described in Section 5.8(d) above), the new BHP Constitution will entrench certain significant provisions of the DLC Structure such as the scope of, and voting rights and procedures in relation to, Joint Electorate Actions and Class Rights Actions, the rights attaching to the BHP Special Voting Share, the obligations in the event of liquidation of either party and the restrictions on persons assuming control of BHP. Certain other changes will be incorporated in the new BHP Constitution and the Billiton Articles to ensure consistency and to bring the requirements applying to the operation and management of the Companies following implementation of the DLC Merger into line. Further details of the proposed changes are set out in Section 8 of this document.

5.16 Proposed new Memorandum and Articles of Association of Billiton

On implementation of the DLC Merger, Billiton will also adopt new memorandum and articles of association. The changes to be incorporated in the new Billiton Memorandum and Articles will largely mirror the changes made to the proposed BHP Constitution. Further details of the proposed changes are set out in Section 8 of this document.

5.17 Constitutional Documents of the Special Voting Companies

The memorandum and articles of association of Billiton Special Voting Company and the constitution of BHP Special Voting Company authorise the respective Special Voting Company to enter into, exercise its powers and perform its obligations under the Special Voting Shares Deed. They also specify that no employee of the BHP Group or the Billiton Group may be a director of the Special Voting Company.

6

BHP Billiton



PROPOSED BOARDS OF BHP AND BILLITON

6.1 The Current Directors of BHP

Mr Don Argus, AO, FAIB, FCPA, FAICD, 62

Appointed a Director of BHP in November 1996 and Chairman of Directors in April 1999. Former Managing Director and Chief Executive Officer of the National Australia Bank Limited. He is Chairman of Brambles Industries Limited and a Director of Southcorp Holdings Limited and the Australian Foundation Investment Company Limited. He is also a member of the International Advisory Council of Allianz Aktiengesellschaft.

Mr Paul Anderson, BS (Mech Eng), MBA, 56

Appointed Managing Director and Chief Executive Officer in December 1998. He was previously President and Chief Operating Officer of Duke Energy Corporation, President, Chairman and Chief Executive Officer of PanEnergy Corporation, a Director of Kerr-McGee Corporation, Baker Hughes Incorporated and TEPPCO Partners, LP. He is an advisory director of Temple-Inland Inc, and of the Stanford University Graduate School of Business and a board member of the Business Council of Australia.

Mr Ben Alberts, Pr Eng, BSc (Eng) (Agriculture), BSc (Eng) (Mining), 61

Appointed a Director in January 2000. A member of the Audit Committee. A Director of Xinergistix Limited, a South African transport company and Mkhunyane Ecoreserve Pty Ltd, an eco-tourism company. Former Executive Director of Iscor Limited, and Managing Director of its mining division, Iscor Mining. He is also Chairman of the council of the University of Pretoria, South Africa's largest residential university.

Mr Michael Chaney, BSc, MBA, 51

Appointed a Director in May 1995. He is the Managing Director of Wesfarmers Limited and a Director of Gresham Partners Group Limited. He is also Chairman of the John XXIII College Council, a trustee of the Committee for the Economic Development of Australia, a member of the Business Council of Australia, the Board of Taxation, and the Council of the National Gallery of Australia, a director of The Centre for Independent Studies and Vice-President of the Australia-Japan Business Cooperation Committee.

Mr John Conde AO, BSc, BE, MBA, FAICD, 52

Appointed a Director in March 1995. A Director of the BHP Superannuation Fund trustee, Haematite Pty Ltd, and also serves on the Audit Committee. He is Chairman of Medical Benefits Fund of Australia Limited and EnergyAustralia and a Director of Lumley General Insurance Limited.

Mr David Crawford BCom, LLB, FCA, FCPA, FAICD 57

Appointed a Director in May 1994. He is Chairman of the BHP Superannuation Fund trustee, Haematite Pty Ltd, and also Chairman of the Audit Committee. He is currently Australian National Chairman of KPMG, Chartered Accountants but will retire from that position and as a partner in KPMG prior to completion of the DLC Merger. He has had extensive accounting experience with specialisation in corporate restructuring and turn-around of Companies in financial difficulties.

Dr David Jenkins, BA, PhD (Geology), 62

Appointed a Director in March 2000. He is a Director of Chartwood Resources Ltd a private company providing consultancy services and business and technology advice to the oil industry. Former Chief Geologist and Chief Executive Technology to the British Petroleum Company. He is a Director of two Houston based technology Companies, GeoNet Services Inc and the Information Store Inc. He is a member of the Technology Advisory Committee of the Halliburton Company, the Technology Advisory Board of Landmark Graphics, the Advisory Council of Consort Resources and the Energy Advisory Council of Cambridge Management Consulting. He also chairs the Energy Advisory Panel of Science Applications International Corporation.

Mr Ron McNeilly, BCom, MBA, FCPA, 57

Appointed an Executive Director in July 1991. He is President, BHP Minerals, and has held executive positions in BHP as Chief Operating Officer from April 1998 to December 1998, as Executive Director, Office of the Chief Executive, from October 1997 to March 1998 and Executive General Manager and Chief Executive Officer BHP Steel from May 1991 to September 1997. He is a Chairman of the Melbourne Business School Limited, Director of QCT Resources and the Melbourne Storm Football Club Limited and is also Vice-President of the Minerals Council of Australia. He is also President of the Australia-Chile Business Council and Vice-President of Australia-Japan Business Cooperation Committee.

Mr John Ralph AC, FCPA, FAIM, FAICD, FAUSIMM, 68

Appointed a Director in November 1997. Chairman of the Commonwealth Bank of Australia and of Pacific Dunlop Limited and Deputy Chairman of Telstra Corporation Limited. Former Chief Executive of CRA Limited. He has chaired three enquiries for the Australian Government, most recently the Review of Business Taxation.

Dr John Schubert, BC Eng, PhD (Chem Eng), FIEAust, FTSE, 58

Appointed a Director in June 2000. Deputy Chairman of the Commonwealth Bank of Australia, a Director of Qantas Ltd, Hanson PLC, the Australian Graduate School of Management and the Great Barrier Reef Research Foundation. He is also Non-Executive Chairman of the Advisory Board of Worley Limited, Chairman of G2 Therapies Limited and President of the Business Council of Australia. Former Managing Director and Chief Executive Officer of Pioneer International Limited and former Chairman and Managing Director of Esso Australia Limited.

6.2 The Current Directors of Billiton

Mr Brian Gilbertson, MSc, MBL, 57

Chairman and Chief Executive of Billiton Plc. His career in the mining industry started in 1970 when he joined Johannesburg Consolidated Investment Company (*JCI*), becoming a director in 1986. Two years later he joined Gencor as an executive director and was appointed Executive Chairman in 1992. In addition to the directorships he holds in Billiton Group companies, he is a director of the South African Reserve Bank. Brian Gilbertson was appointed a Director of Billiton Plc in July 1997.

Mr Michael Davis, BCom (Hons), CA (SA), 43

Chief Financial Officer of Billiton Plc. He joined Gencor in early 1994 from Eskom, the South African electricity utility, where he was an executive director. He was appointed Executive Chairman of Ingwe Coal Corporation in 1995 and a Director of Billiton Plc in July 1997. In addition to the directorships he holds in Billiton Group companies, he is a director of Nedcor Investment Bank Limited. His responsibilities are Finance and Billiton Capital.

Mr David Munro, ACSM, MBA, 45

Joined the Gencor Group in 1981 from JCI's Gold Division and gained extensive experience in the coal and ferroalloys industries. He was appointed Managing Director of Billiton International in 1994. In July 1997, he was appointed a Director of Billiton Plc. His responsibilities are Aluminium and Base Metals.

Mr Miklos Salamon, BSc Mining, MBA, 45

Began his career in diamond mining and in 1985 joined Trans-Natal Coal (now Ingwe) where he was appointed Managing Director in 1989. Four years later he became Executive Chairman of Samancor Limited. He is also Chairman of QNI and Chairman of Columbus Stainless Steel Joint Venture. Miklos Salamon was appointed a Director of Billiton Plc in July 1997. His responsibilities are Billiton Metals and Mining, Steel and Ferroalloys, Nickel and Titanium Minerals.

Mr David Brink, MSc Engineering (Mining), 61

Chairman of Murray & Roberts Holdings Limited, Chairman of Unitrans Limited and Deputy Chairman of ABSA Bank Limited and ABSA Group Limited. His directorships include Sanlam Limited and Sappi Limited. He is President of the South Africa Foundation. David Brink was appointed a non-Executive Director of Billiton Plc in July 1997. He is Chairman of the Health, Safety and Environmental Committee.

Mr Cornelius Herkströter, MCom, CA, 63

Joined the Board in July 1998, following his retirement as President of Royal Dutch Petroleum Company and Chairman of the Committee of Managing Directors of the Royal Dutch/Shell group of companies. He is a Professor of International Management at Amsterdam University, Chairman of the Supervisory Board of the ING Group and a trustee to the recently constituted Board of the International Accounting Standards Committee (*IASC*). He is Chairman of the Audit Committee and Chairman of the Nominations Committee.

Mr John Jackson, BA, LLB, 71

Since 1980 he has joined the boards of a number of companies in a wide range of industries including electronics, engineering, pharmaceuticals and fine chemicals, biotechnology, hotels, property, racing, retailing and printing. He is currently Chairman of Hilton Plc, Oxford Technology Venture Capital Trust Plc, Celltech Group Plc, Wyndeham Press Group plc and Xenova Group Plc. John Jackson is also a Non-Executive Director of WPP Plc and is non-solicitor chairman of Mishcon de Reya. John Jackson joined Billiton Plc as a Non-Executive Director in July 1997. He is the Senior Independent Non-Executive Director, Chairman of the Remuneration Committee and a member of the Nominations Committee.

Mr Derek Keys, CA (SA), FIBSA, 69

In 1992, on retiring as Chairman of Gencor, he joined the South African cabinet as Trade and Industry Minister. Four months later Finance was added to his portfolio. After the transition he continued as Minister of Finance until released by President Mandela at the end of 1994. He then rejoined the Gencor group as an Executive Director until his retirement in 1997. Derek Keys joined Billiton Plc as a Non-Executive Director in July 1997. He is a member of the Audit Committee.

Lord Renwick of Clifton, KCMG, MA, 63

Served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He is currently Chairman of Fluor Limited, Vice Chairman, Investment Banking, at JPMorgan, and a Director of British Airways, Compagnie Financiere Richemont, South African Breweries Plc and Harmony Gold Mining Company Limited. Lord Renwick joined Billiton Plc as a Non-Executive Director in July 1997. He is a member of the Remuneration Committee and the Nominations Committee.

Mr Barry Romeril, PPE (Hons), ACCA, 57

Joined the Board in November 1998. He is Vice-Chairman and Chief Financial Officer of Xerox Corporation. Prior to this, he was Financial Director of British Telecom plc and held senior management roles at BTR Plc and ICI Plc. He is a Director of Xerox Corporation Inc and a Non-Executive Director of Fuji Xerox, a joint venture between Xerox Corporation and Fuji Photo Film. He is a member of the Remuneration Committee and the Audit Committee.

6.3 The Common Boards post-DLC Merger

Although the Boards of BHP and of Billiton will remain separate and will be subject to separate legal obligations to each Company, they will comprise the same persons to ensure that the Combined Group is managed as a unified economic entity.

On implementation of the DLC Merger, the Board of BHP and the Board of Billiton will each be constituted as follows:

- Executive Directors
    - Chief Executive Officer, Mr Paul Anderson
    - Deputy Chief Executive Officer, Mr Brian Gilbertson
    - Chief Development Officer, Mr Michael Davis
    - Executive Director, Global Markets, Mr Ron McNeilly
- Non-Executive Directors
    - Chairman, Mr Don Argus
    - Deputy Chairman, Mr John Jackson
    - Mr Ben Alberts
    - Mr David Brink
    - Mr Michael Chaney
    - Mr John Conde
    - Mr David Crawford
    - Mr Cornelius Herkströter
    - Dr David Jenkins
    - Mr Derek Keys
    - Mr John Ralph
    - Lord Renwick of Clifton
    - Mr Barry Romeril
    - Dr John Schubert

For that purpose, some of the DLC Resolutions BHP Shareholders will be asked to vote on are resolutions to appoint the following new directors to the BHP Board, who are currently Directors of Billiton:

- Mr Brian Gilbertson
- Mr Michael Davis
- Mr David Brink
- Mr Cornelius Herkströter
- Mr Derek Keys
- Lord Renwick of Clifton
- Mr Barry Romeril

In addition, BHP Shareholders will be asked to vote on a special resolution to appoint Mr John Jackson to the BHP Board, who is also currently a Director of Billiton. This resolution is required under Section 201C(8) of the Corporations Law because Mr Jackson is a candidate for election who will be aged 72 at the time of his proposed appointment as a director of BHP.

At the same time, the Billiton Shareholders will be asked to appoint the following new directors to the Billiton Board, who are currently Directors of BHP:

- Mr Paul Anderson
- Mr Don Argus
- Mr Ben Alberts
- Mr Michael Chaney
- Mr John Conde
- Mr David Crawford
- Dr David Jenkins
- Mr Ron McNeilly
- Mr John Ralph
- Dr John Schubert

The Directors of Billiton not mentioned above intend to resign from the Billiton Board when the new directors are appointed.

7

BHP Billiton



SUMMARY OF THE DLC AGREEMENTS

7.1 The Implementation Agreement

This agreement governs the implementation of the DLC Merger and stipulates the conditions precedent which must be satisfied by BHP and Billiton. It was executed on 19 March 2001.

As well as the provisions set out in Section 5.3, key provisions include:

(a) **Conditions Precedent** The Conditions Precedent which remain to be satisfied at the date of this document are set out Section 5.3(b).

(b) **Conduct of Business** For the period from the signing of the Implementation Agreement to completion of the DLC Merger, each party will be required to ensure that the business of its group is operated in the ordinary course. In addition, each party must not take or omit to take any corporate action which, if the Sharing Agreement were then in force, would require an adjustment to the Equalisation Ratio, a Matching Action or a vote as a Class Rights Action, or which, had it been known to the other party, might reasonably be expected to have resulted in it not entering into the Implementation Agreement or entering into it only on materially different terms.

(c) **Information** Each party will provide to the other access to information in relation to its assets, liabilities and business operations.

(d) **Shareholder Meetings** The parties will as soon as possible prepare merger information for Shareholders, convene shareholder meetings and finalise the terms of the DLC Documents and the DLC Agreements.

(e) **Corporate Governance** The Board composition and post-merger changes to the executive committee that is proposed to be established are included in the Implementation Agreement, and details of these are set out in Section 5.6 and in Section 6.

(f) **Covenants** The covenants given by each party include each party agreeing that the information supplied for inclusion in the shareholder documents and which is included in the shareholder documents will be true and accurate and not misleading in any material respect.

(g) **Termination** A party may withdraw from the DLC Merger before completion and claim Liquidated Damages (as defined in paragraph (h) below) from the other party:

    (i) where the other party is in breach of certain warranties and such breach of warranty, if disclosed previously, would have resulted in the first party not entering into the Implementation Agreement or entering it only on materially different terms;

    (ii) where an event, circumstance or matter has occurred or arisen in relation to the other party before the second shareholder meeting, the prevention of which was within the control of the other party, which has or is likely to have a material adverse effect on the financial condition, assets, business prospects or results of operations of the other party and its group taken as a whole such that, had it occurred or arisen prior to the date of the Implementation Agreement, it might reasonably be expected to have resulted in the first party not entering into the Agreement or entering into it only on materially different terms;

    (iii) where a regulatory approval which the other party is responsible for obtaining or which the parties are jointly responsible for obtaining is denied, or is not obtained on terms reasonably acceptable to the parties by the date which is 12 months from the date of the Implementation Agreement, and the other party has not used its best endeavours to obtain that approval;

    (iv) where the other party breaches the exclusivity arrangement between the parties;

    (v) (subject to the circumstances which are described below) where the other party does not obtain the approval of its Shareholders (in circumstances where the first party is not in default); or

    (vi) where the Board of the other party fails to make, or withdraws, a recommendation in favour of the DLC Merger (in circumstances where the first party is not in default).

A party may withdraw from the DLC Merger before completion but may not claim Liquidated Damages (as defined in paragraph (h) below) from the other party:

(i)   if, prior to its shareholder meeting, the first party becomes aware of a change in the financial position or operating performance of the other party, the prevention of which was not reasonably within the control of the other party, and the change has or is likely to have a material adverse effect on the financial condition, assets, business prospects or results of operations of the other party and its group taken as a whole such that, had it occurred or arisen prior to the date of the Implementation Agreement, it might reasonably be expected to have resulted in the first party not entering into the Implementation Agreement or entering into it only on materially different terms; or

(ii) if the first party is seeking to rely on the termination right described in paragraph (g)(vi) above and the Board of the other party has unanimously made a recommendation to its shareholders in favour of approval and there is no rumoured or announced alternative proposal in existence.

Either party may withdraw from the DLC Merger before completion but may not claim liquidated damages from the other if, by 19 March 2002, all conditions precedent to completion have not been satisfied despite each party's using its best endeavours to obtain satisfaction of such conditions precedent.

(h) **Liquidated Damages** In certain of the circumstances described in paragraph (g) above, a liquidated damages amount of US$100 million (*Liquidated Damages*) is payable upon termination of the Implementation Agreement. This amount has been agreed by BHP and Billiton to be a genuine and reasonable pre-estimate of the damages that will actually be suffered by the relevant party if the Implementation Agreement is terminated in such circumstances.

In addition to paragraph (g) above, where the Board of Directors of either party fails to make or withdraws a recommendation to its shareholders by reason of its fiduciary duties (having regard to the advice of a leading Queen's Counsel practising in the relevant area of law and to all other relevant factors, and after it has consulted in good faith with the other party), such party may elect to pay Liquidated Damages to the other party and the Implementation Agreement shall automatically terminate.

(i) **Exclusivity** Until completion or termination of the Implementation Agreement, BHP and Billiton have agreed that, subject to certain exceptions, they and their subsidiaries will not approach, entertain an approach from, enter into or continue any negotiations with, or provide any information to, a third party with a view to a transaction taking place which would prevent, materially delay or materially impair its ability to enter into the DLC Merger.

However, the Board of the relevant Company may entertain an approach from, enter into or continue any negotiations with, or provide any information to, a third party if it is required to do so by reason of its fiduciary duties, provided that in the case of the provision of information it complies with the additional requirements set out below. In each such case, the relevant Board may only rely on its fiduciary duties if it has first had regard to the advice of a leading Queen's Counsel practising in the relevant area of law and to all other relevant factors, and after it has consulted in good faith with the other Company.

In relation to the provision of information to a third party, the following additional requirements must be satisfied before any information can be supplied:

(i)   a third party offer has been announced (which constitutes an offer or a pre-conditional offer within the meaning of the UK City Code);

(ii) the third party has produced satisfactory evidence that it has obtained, or is reasonably certain to be able to obtain, the financial resources to implement the offer in full; and

(iii) the party receiving such offer has received a written opinion from its financial advisers that such offer, having regard to all relevant factors, provides benefits to that party or its Shareholders which, taken as a whole, are superior to the DLC Merger.

(j) **Name Change** Upon implementation of the DLC Merger, the name of BHP will be changed to "BHP Billiton Limited" and the name of Billiton will be changed to "BHP Billiton Plc". The Combined Group will be known as "BHP Billiton".

(k) **Dispute Resolution** The Implementation Agreement also includes a dispute resolution mechanism.

7.2 The DLC Agreements

It is proposed that the Shareholders of BHP and Billiton approve the execution of and compliance by their respective Companies with the following agreements:

(a) the Sharing Agreement;

(b) the Special Voting Shares Deed; and

(c) the BHP Deed Poll Guarantee or the Billiton Deed Poll Guarantee (as the case may be).

The DLC Agreements are summarised below. Details of how you can inspect drafts of these documents are set out Section 10.13.

7.3 The Sharing Agreement

The Sharing Agreement will be entered into between BHP and Billiton on completion of the DLC Merger and will be the primary agreement regulating the ongoing relationship of BHP and Billiton as dual listed companies.

(a) Regulation of the DLC Structure

Among other things, the Sharing Agreement regulates the following aspects of the DLC Structure:

(i)   the DLC Structure Principles (see Section 5.5 for further details);

(ii)   the DLC Equalisation Principles (see Section 5.7(a) for further details);

(iii) the circumstances under which Matching Actions may not be required (see Section 5.7(b) and 5.7(c) for further details);

(iv)   the circumstances under which the Equalisation Ratio may be adjusted (see Section 5.7(a) for further details);

(v)   the scope of, and procedure in relation to, Class Rights Actions (See Section 5.9(c) for further details);

(vi)   the scope of, and procedure in relation to, Joint Electorate Actions (see Section 5.9(b) for further details);

(vii) the obligation on each Company to enforce the change of control provisions in their proposed new constitutional documents (see Section 8 for further details); and

(viii) the mechanics for maintaining the economic returns available to a Billiton Shareholder relative to a BHP Shareholder in accordance with the then prevailing Equalisation Ratio in the event of liquidation of one or both Companies (see Section 5.13 for further details); and

(xi)   the issue of the Equalisation Shares (see Section 5.8(d) for further details).

(b) Termination and Amendment

The circumstances in which the Sharing Agreement may be terminated are set out in Section 5.14. The circumstances in which it may be amended are discussed in Section 5.9(c)(ii).

(c) Relationship to BHP Constitution and Billiton Memorandum and Articles

If there is a conflict between the Sharing Agreement on the one hand and either the BHP Constitution or the Billiton Memorandum and Articles on the other hand, BHP and Billiton are required to use their best endeavours to ensure that any required amendment to the BHP Constitution or the Billiton Memorandum and Articles, as appropriate, is proposed at general meetings of BHP and/or Billiton in order to conform them with the provisions of the Sharing Agreement.

(d) Other Transactions

The Sharing Agreement will also oblige BHP and Billiton to enter into such further transactions or arrangements, and do such acts and things, as the other may require from time to time in the furtherance of the common interests of the holders of BHP Shares and holders of Billiton Shares or to give effect to the Sharing Agreement.

7.4 Special Voting Shares Deed

The Special Voting Shares Deed will be entered into between BHP, Billiton, BHP Special Voting Company (as holder of the BHP Special Voting Share), Billiton Special Voting Company (as holder of the Billiton Special Voting Share) and the SVC Owner as legal and beneficial owner of all of the shares of the Special Voting Companies.

(a) Voting procedures and the Special Voting Companies

Among other things, the Special Voting Shares Deed sets out the following:

(i) **Notification Obligations** The obligations of BHP and Billiton respectively to notify the Special Voting Companies:

    (A) of the votes cast by holders of BHP Shares and Billiton Shares at meetings (in the case of Joint Electorate Actions); and

    (B) whether or not any resolution in relation to a Class Rights Action was passed by the Required Majority (as defined in the Special Voting Shares Deed) of holders of BHP Shares or Billiton Shares;

(ii) **Voting Obligations** The obligations of each Special Voting Company to attend meetings and to vote its Special Voting Share in accordance with the BHP Constitution or the Billiton Memorandum and Articles (as the case may be) and the Special Voting Shares Deed;

(iii) **Restrictions on Transfer of Special Voting Share** Restrictions on the ability of the Special Voting Companies to deal in any way with the Special Voting Shares or interests in or rights attaching to such shares unless approved by special resolutions passed by both BHP and Billiton Shareholders;

(iv) **Provision of Information** The obligations of BHP and Billiton to provide each of the Special Voting Companies with such information as it reasonably requires (other than information which is of a price-sensitive nature and not generally available) for the purpose of discharge of the powers, duties and discretion vested in it under the Special Voting Shares Deed;

(v) **Confidentiality** The obligation of the Special Voting Companies to maintain the confidentiality of such information provided to it;

(vi) **Remuneration of Special Voting Companies** The remuneration, which shall be agreed between the parties from time to time, and expenses payable to the Special Voting Companies;

(vii) **Exclusion of Responsibilities** Exclusion of responsibility on the part of the Special Voting Companies:

    (A) in respect of actions taken by them on the opinion or advice of or on information obtained from any lawyer, valuer, banker, accountant, the share registrars of BHP or Billiton or other expert;

    (B) in circumstances where they have acted upon or have implemented or given effect to any resolution purporting to have been passed either as a resolution of BHP Shareholders or of Billiton Shareholders; and

    (C) in respect of them having accepted or acted or relied upon notices given to them by BHP or Billiton; and

(subject to certain exceptions, such as fraud, negligence or wilful default) indemnities in favour of the Special Voting Companies (and their directors, officers, employees, etc.) against all liabilities or expenses incurred by it in the execution of its obligations under the Special Voting Shares Deed;

(viii) **Restriction on Activities** Prohibitions on the Special Voting Companies carrying out any activities other than those necessary or expedient to perform its obligations under the Special Voting Shares Deed or the BHP Constitution/Billiton Memorandum and Articles;

(xi) **Membership** The requirement that each Special Voting Company be a company limited by shares, that it has only one member, the SVC Owner and that there be no dealing in the shares in the Special Voting Companies; and

(x) **Directors** The requirement that the directors of each Special Voting Company be appointed by the SVC Owner.

(b) Amendments

The Special Voting Shares Deed may be amended by all the parties to it agreeing in writing.

The Special Voting Companies and the SVC Owner are generally required to concur with BHP and Billiton in amending the Special Voting Shares Deed in relation to:

(i) formal or technical amendments which BHP and Billiton certify do not materially prejudice the interests of either BHP Shareholders or Billiton Shareholders;

(ii) amendments necessary to correct manifest errors or inconsistencies between the Special Voting Shares Deed and the Sharing Agreement; and

(iii) amendments approved by BHP and Billiton Shareholders as a Class Rights Action, provided such amendments do not affect the obligations or rights of the Special Voting Companies or the SVC Owner.

(c) Termination

The Special Voting Shares Deed will terminate if the Sharing Agreement is terminated.

7.5 The Deed Poll Guarantees

On completion of the DLC Merger, BHP and Billiton will respectively enter into the Deed Poll Guarantees for the purposes of guaranteeing (subject to certain exceptions) contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after the DLC Merger Completion Date plus other obligations notified to the party giving the guarantee. The Deed Poll Guarantees are substantially in the same form.

(a) BHP Deed Poll Guarantee

BHP will, subject to certain exceptions, in respect of obligations the subject of the BHP Deed Poll Guarantee, unconditionally and irrevocably guarantee those obligations to creditors and will undertake to each of them that, if for any reason the obligation is not met on its due date, BHP shall pay the amount due and unpaid to the creditor upon written demand by the creditor.

A demand may not be made under the guarantee without a demand first having been made on Billiton or the relevant principal debtor or to any other person if such recourse is required under the terms of the relevant obligation.

BHP and Billiton may at any time agree to exclude obligations of a particular type, or a particular obligation or obligations, incurred after a future time from the scope of the BHP Deed Poll Guarantee. In the case of obligations of a particular type, the future time must be at least three months after the date on which notice of the relevant exclusion is given, and, in the case of a particular obligation or obligations, the future time must be at least three business days after that date.

(b) Terminating the BHP Deed Poll Guarantee

The BHP Deed Poll Guarantee can be terminated by BHP at any time after the Sharing Agreement is terminated.

The BHP Deed Poll Guarantee can also be terminated by BHP with the agreement of Billiton by the giving of at least three months' notice.

BHP may also terminate the BHP Deed Poll Guarantee by notice (without Billiton's agreement) if:

    (i)   the Billiton Deed Poll Guarantee has been terminated or ceased to have effect or if notice of termination has been given under the Billiton Deed Poll Guarantee; or

    (ii)   a resolution is passed or an order is made for the liquidation or winding up of Billiton or a receiver or similar person is appointed in respect of all of its property, assets or undertaking.

Termination will not affect the guarantee of existing obligations.

(c) Amending the BHP Deed Poll Guarantee

BHP may at any time amend the BHP Deed Poll Guarantee with effect from the future time it determines in any way even if it may prejudice Billiton's creditors. That future time must be at least three months after the date on which notice of such amendment is given under the terms of the BHP Deed Poll Guarantee. No amendment will be effective in respect of existing obligations.

Any such amendment shall require the prior agreement of Billiton unless the circumstances in Section 7.5b(i) or 7.5(b)(ii) above apply.

(d) The Billiton Deed Poll Guarantee

The Billiton Deed Poll Guarantee will have corresponding provisions to the BHP Deed Poll Guarantee.

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8

BHP Billiton



SUMMARY OF THE PROPOSED CHANGES TO BHP'S CONSTITUTION

8.1 The New BHP Constitution

In order to implement the DLC Structure, BHP will (among other things) seek the approval of BHP Shareholders, to adopt a new constitution.

Copies of the existing and proposed new constitutions are available to BHP Shareholders on the BHP website (**www.bhp.com**), or may be inspected at BHP's Melbourne office. Details are set out in Section 10.13.

The following is a summary of the principal changes from the existing BHP Constitution contained in the new BHP Constitution.

8.2 New classes of shares

The new BHP Constitution will create two new classes of shares - an Equalisation Share and a Special Voting Share. The new BHP Constitution will authorise the BHP Board to issue the Equalisation Share at any time.

The rights attaching to the Equalisation Share will be prescribed under the new BHP Constitution as follows:

(a)   subject to the rights of any preference shareholders but in priority to the payment of dividends on other BHP shares, the Equalisation Share shall carry the right to any dividends which are paid under the provisions of the Sharing Agreement as referred to more fully in Section 5.8 (Rule 87);

(b)   the Equalisation Share will not entitle its holder to attend or vote at any general meeting (Rule 5); and

(c)   the Board of BHP shall decline to register the transfer of the Equalisation Share unless the transfer is to a member of the Billiton Group or a trustee for the benefit of a member of the Billiton Group (Rule 29(3)).

The rights attaching to the BHP Special Voting Share are set out in Sections 8.3(a), (b) and (d) below.

8.3 Voting

The new BHP Constitution will incorporate provisions to implement the special voting structure which will allow the Shareholders of BHP and of Billiton effectively to vote together as a joint electorate on Joint Electorate Actions, and which are more fully described in Section 5.9(b) above.

In summary, the new provisions are as follows:

(a) BHP Special Voting Share

To reflect shareholder voting in the manner described in Section 5.9(b) above, the BHP Constitution will provide for the creation of the BHP Special Voting Share to be issued to BHP Special Voting Company.

The Special Voting Share shall carry the same dividend rights as BHP Shares (Rule 87(c)) and a deferred right to payment of an amount up to $2.00 pari passu with BHP Shares on the winding up of BHP (Rule 100).

(b) Restriction on Transfer

Under the new BHP Constitution the BHP Board must refuse to register any transfer of the BHP Special Voting Share unless the transfer is approved by the Shareholders of both BHP and Billiton by special resolution (Rule 29(3)).

(c) Joint Electorate Actions and Class Rights Action

The new BHP Constitution will designate which matters are Joint Electorate Actions (Rule 48) and which are Class Rights (Rule 45). These are described in Section 5.9(b) and 5.9(c) respectively.

(d) Voting Rights of BHP Special Voting Shares

Under the new BHP Constitution, the voting rights attaching to the BHP Special Voting Share will be as follows:

(i)   on a resolution proposed at a BHP shareholders' meeting in respect of a Joint Electorate Action: the total number of votes validly cast by holders of Billiton Shares (who are not excluded from voting at the Billiton shareholders' meeting) on the equivalent resolution at the parallel Billiton shareholders' meeting (adjusted by reference to the Equalisation Ratio). The number of votes shall be voted in such a way as to reflect the votes cast in favour and against the relevant resolution, or abstaining from voting, at the parallel Billiton shareholders' meeting (Rule 51(2)).

(ii) on a resolution in respect of a Class Rights Action: if, and only if, the equivalent resolution has not been approved by the required majority at a Billiton shareholders' meeting, the number of votes shall be equal to 34 per cent (in relation to an action to be approved by special resolution) and 67 per cent (in relation to an action to be approved by ordinary resolution) in each case, of the aggregate number of votes attaching to all classes of issued shares in BHP which could be cast on such resolution (rounded up to the nearest whole number); otherwise the BHP Special Voting Share will not be voted (Rule 51(3)).

(iii) on a procedural resolution put to a general meeting at which the BHP Special Voting Share has a right to vote: the number of votes cast on any equivalent resolution at the parallel Billiton shareholders' meeting, or if the Billiton meeting has not been held and such votes counted by the beginning of the BHP shareholders' meeting, the maximum number of votes capable of being cast by holders of Billiton Shares at a Billiton shareholders' meeting (adjusted, if necessary, by reference to the Equalisation Ratio) (Rule 51(4)).

The prescribed manner in which the above voting rights are to be exercised are set out in the Special Voting Shares Deed, as described in Section 5.9(e).

(e) Procedures for Conduct of General Meetings

The procedures for the convening and conduct of general meetings, including the procedures in relation to amendments (Rule 40), polls (Rule 42), timing (Rule 43) and proxies (Rule 53), will be amended to accommodate, to the extent practicable, the holding of contemporaneous meetings of BHP and Billiton Shareholders in accordance with the procedures described in Section 5.9(b) above (in respect of Joint Electorate Actions) and in Section 5.9(c) (in respect of Class Rights Actions).

These changes include:

(i)   On any resolution on which the holder of the BHP Special Voting Share is entitled to vote, voting on such resolution must be taken on a poll and must remain open for sufficient time (in respect of the BHP Special Voting Share) to enable the vote to be taken at the parallel Billiton shareholders' meeting. When the result of that meeting is known, the holder of the BHP Special Voting Share can then vote at the BHP shareholders' meeting in the manner required (Rules 42 and 43). Other resolutions may be taken on a show of hands unless a poll is demanded.

(ii) Any poll may, as the chairman shall direct, close at different times for different classes of shareholder or for different shareholders of the same class entitled to vote on the relevant resolution (Rule 43).

(iii) A proxy received from the holder of the BHP Special Voting Share will be valid if it is received before the closing of a poll to which it relates (Rule 53).

(iv) Other than mere clerical amendments to substantive resolutions or to amendments to conform such resolutions (if appropriate) to those duly proposed at the Billiton shareholder's meeting, no amendments to substantive resolutions may be considered or voted upon:

(A) where the proposed resolution is a special resolution (Rule 40(2)); or

(B) where the proposed resolution is an ordinary resolution, unless written notice of the intention to move the amendment is received by the Company at least 48 hours prior to the time appointed for holding the relevant meeting or adjourned meeting or (in the absence of such notice) the chairman of the meeting in the chairman's absolute discretion rules that the amendment shall be considered (Rule 40(3)).

8.4 Directors/Management

(a) Authority of Directors to Enter Sharing Agreement

The new BHP Constitution will authorise and require the directors of BHP to carry into effect the Sharing Agreement and the BHP Deed Poll Guarantee and any agreements or arrangements contemplated by the Sharing Agreement or such deed and will provide that nothing done by the directors in good faith pursuant to such authority and obligations will constitute a breach of their fiduciary duties to BHP or to the BHP Shareholders (Rule 84).

(b) Appointment and Removal of Directors

The new BHP Constitution will include varied provisions relating to the appointment, re-election, retirement (by rotation or otherwise) resignation, removal and remuneration of directors to reflect the fact that the Boards of BHP and Billiton will comprise the same individuals.

These changes include:

(i) The number of BHP Directors shall be the number, not less than eight nor more than twenty, which the Board may determine (Rule 57).

(ii) Each BHP Director shall be required to hold within 2 months of the Director's appointment and during the period of office of the Director not less than 1,000 shares in BHP or Billiton (Rule 59).

(iii) No person (other than a director retiring at the meeting) shall be eligible for election as a director unless (amongst other things) the person proposed for election as a director has signed a notice of his or her willingness to be elected as a director of BHP and a director of Billiton (Rule 73(4)).

(iv) The directors shall nominate for election as a director at a shareholders' meeting of BHP any person duly nominated for election as a director of Billiton at the parallel Billiton shareholders' meeting (Rule 73(6)).

(v) The appointment of a person as director either to fill a casual vacancy or as an additional director shall not be effective before such director has been duly appointed as a director of Billiton (Rule 58).

(vi) the office of a director shall be vacated if the director ceases also to be a director of Billiton (Rule 70(1)(f)) or if such director is absent from more than two consecutive meetings of the Board without leave of absence from the Board (Rule 70(1)(b).

(vii) In respect of the 2001, 2002 and 2003 annual general meetings, for the purposes of determining which directors shall retire by rotation, the Billiton Directors who are appointed to the BHP Board shall be deemed to have been appointed or re-elected when they were last appointed or re-elected as a director of Billiton (Rule 73(3)).

(viii) The fees payable to the non-executive Directors in any year as the Directors of both BHP and Billiton shall be limited to an aggregate amount fixed by the Company in general meeting (Rule 60). Such limit does not include amounts which may be paid to the Director for extra services, travelling expenses, retirement benefits and certain superannuation contributions.

(ix) A person who attains the age of 70 may act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first annual general meeting of the Company after that day. The office of the Director shall become vacant at the conclusion of the first annual general meeting. A person who has attained the age of 70 may by special resolution be appointed or re-appointed as a director to hold office until the conclusion of the next annual general meeting if the resolution states the person's age and the notice of meeting states that the person is a candidate for election who has turned 70 and also states the person's age (Rule 72).

(c) Proceedings of Directors

The new BHP Constitution will contain various new and amended provisions concerning the proceedings of directors, to ensure that (to the extent practicable) the BHP Constitution and the Billiton Memorandum and Articles conform in light of the fact that the Boards of BHP and Billiton will comprise the same individuals and to reflect the fact that Board meetings of each Company will generally be held simultaneously.

These changes include:

(i) The requisite quorum for board meetings shall be three, unless otherwise determined by the Board (Rule 76(2)).

(ii) Except as otherwise set out in Rule 65(3), a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which the Director has a material personal interest and shall not be counted in the quorum at a meeting in relation to any resolution on which the Director is not entitled to vote (Rule 65).

(iii) The conferral of power by the Board to any number of executive directors (subject to the Board's right to revoke such power at any time) (Rule 69).

8.5 Takeover Restrictions

The new BHP Constitution will restrict the acquisition of voting power in BHP, and in effect require a person who wishes to assume control of BHP to make an equivalent offer to assume control of Billiton (Rule 105). Generally a person will be taken to control BHP under the BHP Constitution if the person's voting power is 20% or more:

(a) in respect of all votes exercisable at a BHP shareholders' meeting, including the votes attaching to the Special Voting Share (i.e. votes exercisable in respect of a Joint Electorate Action); and/or

(b) in respect of votes exercisable at a BHP shareholders' meeting excluding the votes attaching to the Special Voting Share.

Any shares acquired in contravention of this Rule will be incapable of being voted by the holder of such shares. Further, the Directors will be entitled to withhold any dividends or other distributions otherwise payable in respect of such shares, until such time as compliance with the Rule occurs. These powers will only extend to that number of shares which exceed the threshold.

In the event of a takeover bid for BHP, Billiton Shareholders must also receive an offer on equivalent terms.

Corresponding provisions will be incorporated into the new Billiton Articles.

The effect of these control provisions, having regard to the operation of the Australian Corporations Law and the UK City Code, are set out in Section 5.11.

8.6 Mechanism for Equalisation on Liquidation

New provisions applicable to the winding up of BHP are to be introduced in the new BHP Constitution to reflect the principles of the Sharing Agreement (Rule 101 and 102). These are described in detail in Section 5.13.

8.7 Entrenchment

Certain significant provisions of the DLC Structure *(the Entrenched Provisions)* are to be entrenched in the BHP Constitution. Under the Sharing Agreement they can only be amended by special resolutions of the Shareholders of both BHP and Billiton, voting as a Class Rights Action. The entrenching rule in the new BHP Constitution will itself be entrenched in the same way.

The Entrenched Provisions relate to:

(a) the scope of, and voting rights and procedures in relation to, Joint Electorate Actions (described in Section 5.9(b));

(b) the scope of, and voting rights and procedures in relation to, Class Rights Actions (described in Section 5.9(c));

(c) the rights attaching to the BHP Special Voting Share as to dividends or other distributions, return of capital and the prohibition on the transfer of the BHP Special Voting Share (described in Section 5.9(e)); and

(d) the mechanism for equalisation on liquidation (described in Section 5.13).

9

BHP Billiton



TAXATION IMPLICATIONS

9.1 Introduction

The purpose of this summary is to provide Australian, UK, US and New Zealand resident shareholders in BHP with general information in relation to taxation considerations arising from the DLC Merger, including the proposed issue of bonus shares by BHP. However, BHP Shareholders should take their own advice as to how their personal income tax position may be affected by the DLC Merger under the tax laws of Australia, UK, US and New Zealand or other applicable jurisdictions.

Also included is a brief summary of the tax considerations arising for BHP under Australian and UK law.

This summary does not address all specific considerations under the tax laws of Australia, UK, US and New Zealand which may apply to certain taxpayers, including share traders, entities or people holding BHP Shares on revenue account, banks, insurance companies and superannuation funds.

This summary expresses general conclusions and is based on advice received by BHP in respect of Australian, UK, US and New Zealand income tax laws at the date of this Explanatory Memorandum.

In this summary, a reference to "pre-CGT" shares means shares acquired (or deemed by law to have been acquired) on or before 19 September 1985, the date of the introduction of Australian capital gains tax. A reference to "post-CGT" shares means shares acquired (or deemed by law to have been acquired) after that date.

9.2 BHP Shareholders

(a) Australian Tax Considerations

General Australian Tax Considerations of Implementation of the DLC Merger

The implementation of the DLC Merger will have no adverse Australian capital gains tax consequences for BHP Shareholders.

The general Australian tax consequences of the implementation of the DLC Merger (other than the issue of bonus shares by BHP (see below)) for BHP Shareholders, whether or not resident in Australia for Australian tax purposes, may be summarised as follows:

(i)   The implementation of the DLC Merger does not involve a "CGT event" in relation to the BHP Shares, and consequently:

  (A) shares of BHP Shareholders which are currently held as pre-CGT shares will not lose that pre-CGT status as a result of the DLC Merger, and there will not otherwise be taxable gains realised in respect of such shares; and

  (B) the DLC Merger does not result in the realisation of taxable capital gains in respect of post-CGT shares of BHP Shareholders, and post-CGT shares will retain their current cost base (indexed where applicable and adjusted for the issue of BHP Bonus Shares) for capital gains tax purposes.

(ii) The DLC Merger will not otherwise involve a taxable receipt by the BHP Shareholders of money, property or other consideration in connection with its implementation.

(iii) The implementation of the DLC Merger does not result in any new assets being acquired by BHP Shareholders (other than the BHP Bonus Shares).

(iv) The BHP Shareholders will not receive or acquire any proprietary interest in, or rights in relation to, the Special Voting Share in Billiton or the Billiton Special Voting Company which holds the Special Voting Share. Therefore, no tax liabilities will arise for BHP Shareholders in respect of that company or the Special Voting Share.

(v)   The implementation of the DLC Merger will entail amendments to BHP's Constitution. In accordance with Taxation Ruling TR 94/30, these amendments will not have any capital gains tax consequences for BHP Shareholders because BHP Shareholders will not receive money or other consideration in respect of the amendments.

(vi) BHP Shareholders will remain entitled to receive franked dividends from BHP (to the extent that BHP has franking credits available).

(vii) BHP Shareholders will not be required to account for income of Billiton or its subsidiaries under the "foreign investment fund" tax legislation.

General Australian Tax Considerations relating to bonus share issue to BHP Shareholders

The general Australian tax consequences for BHP Shareholders of the proposed bonus share issue by BHP may be summarised as follows:

(i) Because the bonus issue will not involve a capitalisation of profits but will merely entail the issuance of additional shares to shareholders with no transfer, and no crediting, of an amount to BHP's share capital account, the issue of the bonus shares by BHP will not give rise to taxable dividends in the hands of BHP Shareholders.

(ii) The issue of the bonus shares will not otherwise give rise to the receipt of taxable income or capital gains by BHP Shareholders.

(iii) Bonus shares issued in respect of pre-CGT BHP Shares will be deemed to be pre-CGT shares for Capital Gains Tax purposes and any capital gain or loss from the disposal of the original pre-CGT BHP Shares or the new bonus shares will be disregarded for Australian capital gains tax purposes.

(iv) Bonus shares which are issued in respect of post-CGT shares will be taken to have been acquired by BHP Shareholders at the same time as the original shares were acquired and a shareholder's cost base for the original shares will be apportioned between the original and bonus shares.

(v) For share traders and other shareholders for whom the BHP Shares are revenue assets, the cost of the original shares will be apportioned between the ordinary and the bonus shares issued in respect of those ordinary shares.

(b) UK Tax Considerations

(i) The implementation of the DLC Merger will have no UK income tax or capital gains tax consequences for BHP Shareholders that are either resident in Australia under Australian taxation law or resident in the UK under UK taxation law.

(ii) The issue of the bonus shares will not give rise to any receipt of income by BHP Shareholders for UK tax purposes, or to any disposal by BHP Shareholders for UK capital gains tax purposes. UK resident Shareholders will treat their original shares and the bonus shares as having been acquired as, and for the cost at which, their original shares were acquired.

(c) US Tax Considerations

(i) The implementation of the DLC Merger will not result in US Shareholders of BHP (or ADR Holders) realising any gain or loss for US Federal income tax purposes.

(ii) The bonus share issue will not result in US Shareholders of BHP (or ADR Holders) realising any gain or loss, or deriving any income, for US Federal income tax purposes.

(d) New Zealand Tax Considerations

(i) The implementation of the DLC Merger will not give rise to any New Zealand tax consequences for BHP Shareholders who are resident in New Zealand under New Zealand taxation law.

(ii) The bonus share issue will be a non-taxable bonus issue for New Zealand tax purposes and BHP Shareholders who are resident in New Zealand for New Zealand tax purposes will therefore not be subject to New Zealand tax in respect of the bonus issue.

9.3 BHP and BHP Group

(a) General Australian Tax Considerations of Implementation of the DLC Merger

The general Australian taxation law consequences for BHP and the BHP Group in connection with the implementation of the DLC Merger may be summarised as follows:

(i)   BHP will remain a resident public company for the purposes of Australian taxation law.

(ii)   Entering into the agreements to implement the DLC Merger does not give rise to any taxable receipt of money, property or other consideration by BHP or the BHP Group from Billiton or the Billiton Group.

(iii)   The implementation of the DLC Merger will not entail a change in the legal or beneficial ownership of BHP's assets or the assets of its subsidiaries and, therefore, will not result in a taxable disposal of those assets.

(iv)   BHP will remain able to pay franked dividends to its shareholders (subject to having franking credits available). The DLC Merger should not result in the specific or general anti-franking credit streaming rules in the tax legislation applying to the payment of dividends by BHP to its shareholders.

(v)   The implementation of the DLC Merger should not, by itself, affect the availability of losses, capital losses or bad debts or trigger the unrealised loss rules for BHP or for any member of the BHP Group.

(vi)   Under current law, equalisation payments (if any) from Billiton to BHP are likely to be taxable income of BHP, whether received pursuant to the Sharing Agreement or in respect of an Equalisation Share (if such a share is issued). Equalisation payments (if any) from BHP to Billiton are not likely to be deductible to BHP.

(vii)   BHP will not be required to account for income of Billiton or its subsidiaries under the Australian legislation relating to "controlled foreign companies" or "foreign investment funds", or by virtue of the operation of the provisions relating to the taxation of income derived through trusts.

(viii) Transactions between members of the BHP Group and the Billiton Group will be subject to international transfer pricing tax laws which require transactions between associated enterprises to be conducted on an arm's length basis with arm's length fees.

(b) General Australian Tax Considerations relating to bonus share issue to BHP Shareholders

Because the bonus issue will not involve a capitalisation of profits but will merely entail the issuance of additional shares to shareholders with no transfer, and no crediting, of an amount to BHP's share capital account, the bonus issue will not result in the "tainting" of BHP's share capital account for the purposes of Australian taxation law. Therefore, the bonus issue will not limit BHP's future ability to make distributions to shareholders out of its share capital account.

(c) General UK Tax Considerations for BHP

The UK Inland Revenue has indicated that BHP will not become resident in the UK under the DLC Structure as it is proposed to operate. Accordingly, the implementation of the DLC Merger will not give rise to any adverse tax consequences for BHP under UK tax law.

9.4 Billiton

(a) Australian Tax Considerations

The Australian Taxation Office has provided a private binding ruling that under the DLC Structure Billiton will not be treated as a resident of Australia for the purposes of Australian taxation law. Accordingly, the implementation of the DLC Merger should not give rise to adverse tax consequences for Billiton under Australian taxation law.

(b) UK Tax Considerations

The UK Inland Revenue has indicated that, on the basis of the Australian Taxation Office ruling noted in Section 9.4(a) above, Billiton will remain a UK resident under the DLC Structure as it is proposed to operate. Accordingly, the implementation of the DLC Merger and the resultant structure should occasion no adverse tax consequences for Billiton under UK taxation law.

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10

BHP Billiton



ADDITIONAL INFORMATION

10.1 Billiton Substantial Shareholdings

As at 9 April 2001 (being the latest practicable date prior to the publication of this document), Billiton had been notified that the following parties were interested, directly or indirectly, in Billiton's capital:

Name	Number of Billiton Shares	Percentage of issued share capital
Anglo American plc (including 24,726,874 Billiton Shares held indirectly through De Beers)	189,975,198	8.23%
Industrial Development Corporation of South Africa Limited	165,159,753	7.12%
The Capital Group Companies Inc.	89,976,553	3.88%

Save as disclosed above, so far as the Billiton Directors are aware, there is no person who directly or indirectly is interested in three per cent or more of the share capital of Billiton.

10.2 BHP Directors' Share Interests

As at 9 April 2001 (being the latest practicable date prior to the publication of this document), number and description of shares, or options over shares, of BHP held by or on behalf of each Director of BHP are as follows:

BHP Directors	Fully Paid BHP Shares held by or on behalf of the BHP Directors	Partly Paid BHP Shares held by or on behalf of the BHP Directors (paid to 67cents)	Partly Paid BHP Shares held by or on behalf of the BHP Directors (paid to 71 cents)	Options over BHP Shares held by or on behalf of the BHP Directors
D R Argus	59,012			
P M Anderson	380,840			1,000,000 (*)
B C Alberts	1,000			
M A Chaney	2,100			
J C Conde	6,467			
D A Crawford	2,758			
D A L Jenkins	5,000			
R J McNeilly	110,456	610,000	200,000	250,000(**)
J T Ralph	14,134			
J M Schubert	11,464			

(*) Note: In addition to these options, Paul Anderson holds 625,000 Performance Rights.
*(**) Note: In addition to these options, Ron McNeilly holds 57,222 Performance Rights.*

10.3 Impact of the DLC Merger on BHP Employee Share Incentive Plans

Whilst the BHP Group would prefer to avoid the need for any redundancies or other terminations following completion of the DLC Merger, some may nevertheless become unavoidable (although no estimates of numbers can be made at this time).

The BHP Group recognises that, without the DLC Merger, it is unlikely that these prospective redundancies or other terminations would have occurred at this time. The BHP Group also recognises that being made redundant or terminated may have a significant impact on those employees affected. The BHP Group will seek to ensure that those affected will be appropriately compensated. To this end, BHP proposes to make certain changes to the terms of some options issued under the BHP Employee Share Plan and some Performance Rights issued under the Performance Share Plan. An ASX waiver has been obtained in relation to these changes.

These changes will only apply to those employees of the BHP Group who are identified by the Executive Committee as having been made redundant or terminated through no fault or contribution of their own during the

first twelve months following the date of completion of the DLC Merger. There will be no change to the terms of partly-paid shares issued under the Executive Share Scheme.

Details of the changes are outlined below.

(a) Employee Share Plan (ESP)

(i) ESP Shares: For employees who hold ESP Shares (with or without loans attached), all current terms of issue will remain unchanged.

(ii) ESP Options: Where an employee of the BHP Group is made redundant or otherwise terminated through no fault or contribution of their own during the first twelve months following the date of completion of the DLC Merger, and that employee holds ESP Options that have not yet become exercisable (the *Options*), BHP proposes to allow that employee the choice between:

(A) accepting a change to the terms of the Options so that the employee has an immediate right to exercise all of his or her Options, with no performance measures (in which case the Options must be exercised within six months of the employee's termination date); and

(B) making no change to the terms of the Options, which generally means that the employee may not be able to exercise any Options or the employee will have to wait until the end of the relevant performance period (23 April 2002 or later) and may then only be able to exercise a proportion of the Options, depending upon the level of satisfaction of the relevant performance measures and/or length of employment of that employee during the relevant performance period.

(b) Performance Share Plan (PSP)

Where an employee of the BHP Group is made redundant or otherwise terminated through no fault or contribution of their own during the first twelve months following the date of completion of the DLC Merger, and that employee holds PSP Performance Rights that have not yet become exercisable (the *Rights*), BHP proposes to allow that employee the choice between:

(i) accepting a change to the terms of the Rights so that the employee has an immediate right to exercise all of his or her Rights, with no performance measures (in which case the Rights must be exercised within six months of the employee's termination date); and

(ii) making no change to the terms of the Rights, which generally means that the employee will have to wait until the end of the relevant performance period (1 July 2003 or later) and may then only be able to exercise a proportion of the Rights, depending upon the level of satisfaction of the relevant performance measures and length of employment of that employee during the relevant performance period.

10.4 Billiton Share Schemes

The Billiton Remuneration Committee has given careful thought as to how the DLC Merger should affect outstanding Billiton Shares and awards under Billiton's two share incentive schemes: the Restricted Share Scheme and the Co-Investment Plan. Outstanding awards were made under the Restricted Share Scheme in 1998, 1999 and 2000 and under the Co-Investment Plan in 2000.

In the event of a change of control of Billiton (as defined in the rules), outstanding awards (*Restricted Share Scheme Awards*) under the Restricted Share Scheme would automatically vest in full.

Under the Co-Investment Plan, Billiton Shares (*Committed Shares*) have been acquired, on behalf of participants, with their own funds (generally post-tax funds). Committed Shares are forfeitable in certain circumstances, but are not subject to performance conditions. Participants have also been made awards (*Matching Awards*) which are nil-cost options over Billiton Shares, based on the number of Committed Shares acquired. In the event of a change of control of Billiton (as defined in the rules) during the first performance period, Committed Shares would automatically cease to be forfeitable and Matching Awards would automatically vest at a rate of 80 per cent. This may be increased up to a maximum rate of 305 per cent if the Billiton Remuneration Committee considers it appropriate. (If Matching Awards vest at a rate of 80 per cent, a participant who has participated on a post-tax basis becomes entitled to exercise his Matching Awards over such number of Billiton Shares as is equivalent to 80 per cent of the number of Committed Shares which could have been acquired had he participated on a pre-tax basis.)

The proposed merger of Billiton and BHP could have been structured in a way which would have triggered the automatic vesting of Restricted Share Scheme Awards and Matching Awards and the release of Committed Shares. However, the Billiton Board considers that the DLC Structure (under which no such change of control is triggered) is, from a shareholder perspective, the most appropriate way to achieve the proposed merger and the Billiton Remuneration Committee believes that this choice of structure should not adversely affect rewards under the Company's incentive arrangements.

In addition, the Billiton Remuneration Committee has had regard to Billiton's performance since its flotation in 1997 and the management team's commitment and ability to create shareholder value. Both the Restricted Share Scheme and the Co-Investment Plan are designed to reward executives for delivering a superior total return to shareholders (*TSR*) when compared with other leading mining companies. (These comprise Alcan Aluminium Limited, Alcoa Inc., Anglo American plc, Barrick Gold Corporation, BHP, CVRD, Freeport-McMoRan Copper & Gold Inc., Inco Limited, MIM Holdings Ltd, Newmont Mining Corporation, Noranda Inc., Phelps Dodge Corporation, Placer Dome Ltd, Rio Tinto plc and WMC Ltd. The original group of comparator companies also included Asorco and Cyprus Amax Minerals Company, but they were removed following their respective mergers in 1999). All outstanding awards would have vested in full if performance was measured by reference to the primary TSR measure and using the Billiton Share price on 20 March 2001, the day after the announcement of the DLC Merger. Using an averaged Billiton Share price for calculating TSR, the 1998 and 2000 Restricted Share Scheme Awards would have vested in full and awards under the Co-Investment Plan would also have vested in full. In respect of the 1999 restricted Share Scheme Awards, Billiton would be ranked fifth in the current group of comparator companies listed above and, under the original vesting schedule, this would result in vesting in respect of 90 per cent of the underlying Billiton Shares based on the primary TSR measure. The table below shows the strength of the relative TSR performance of Billiton, calculated using the price of a Billiton Share immediately following the announcement of the DLC Merger and, for completeness, the average Billiton Share price for the preceding 12 months or, if shorter, the period from the grant of the award.

Share award	Relative total shareholder return ranking	
	Using the Billiton Share Price as at 20 March 2001	Using the averaged Billiton Share price*
Restricted Share Scheme award		
1998	1	2
1999	2	5
2000	2	4
Co-Investment Plan Matching award		
2000	2	3

* The averaged Billiton Share price over the 12 months preceding the announcement of the DLC Merger or, if shorter, the period from the grant of the award.

The Billiton Remuneration Committee has also considered the changes in the nature and structure of the business which will follow the DLC Merger, including the changing roles of Billiton personnel.

In reaching its decision, the Billiton Remuneration Committee has considered all these factors. Billiton has consulted with representatives of institutional investors and certain major shareholders and takes into consideration their views in reaching its decisions on these proposals. As a result of this process, the Billiton Remuneration Committee has concluded that, on the DLC Merger Completion Date, outstanding Restricted Share Scheme Awards should vest in full and under the Co-Investment Plan, Committed Shares should be released and Matching Awards should also vest in full, at a rate of 305 per cent based on the pre-tax amount invested. The Billiton Remuneration Committee believes that this conclusion reflects the economic, organisational and personnel consequences of the DLC Merger and the performance of Billiton over the last three years. It does not represent a reward for completion of the transaction. On the proposed basis, Restricted Share Scheme Awards and Matching Awards will vest in respect of approximately 14.2 million Billiton Shares in aggregate.

The trustee of the Billiton Employee Share Ownership Trust currently holds approximately 9.5 million Billiton Shares, which it acquired at a weighted average price of £2.09 per Share, It is intended that these shares will be used to satisfy the vesting of awards and that the balance of vested shares will be purchased by the trustee in the market. In addition, approximately 0.3 million Committed Shares will be released to participants.

In the case of Co-Investment Plan Matching Awards held by more senior executives, it is intended that vesting should be subject to an agreement by the executive to retain approximately three quarters of the Shares acquired on exercise for 12 months or, in the case of Mr. Gilbertson, for three years following the DLC Merger Completion Date (subject to deductions to cover tax and national insurance contributions and special provisions for good leavers). Billiton will also encourage all participants to retain Billiton Shares which vest on the DLC Merger Completion Date for 12 months.

Details of the Restricted Share Scheme Awards, Committed Shares and Matching Awards held by the Billiton Directors are set out in Section 10.5

The vesting of outstanding Restricted Share Scheme Awards and Matching Awards and the release of Committed Shares as described above require amendments to the scheme rules and shareholder approval for these amendments is being sought at the Extraordinary General Meeting of Billiton.

Billiton and BHP are proposing to develop integrated share incentive arrangements for the newly merged entity and intend to put these to shareholders, as appropriate.

10.5 Billiton Directors' Share Interests

As at 9 April 2001 (being the latest practicable date prior to the publication of this document), the interests of the Billiton Directors and their immediate families and persons connected (within the meaning of Section 346 of the Companies Act) with such persons in the share capital of Billiton (all of which, unless stated otherwise, are beneficial) which (a) have been notified to Billiton pursuant to Section 324 or Section 328 of the Companies Act; or (b) are required to be entered into the register referred to in Section 325 of the Companies Act; or (c) are interests of a connected person of a Billiton Director which would, if the connected person were a Billiton Director, be required to be disclosed under (a) or (b) above, and the existence of which is known to, or could with reasonable diligence be ascertained by, that Billiton Director, were as follows:

Billiton Director	Beneficial holding of Billiton Shares	Non beneficial holding of Billiton Shares	Committed Shares	Billiton Shares under Matching Awards	Billiton Shares awarded under the Restricted Share Scheme
Brian Gilbertson	496,813		92,361	348,311	1,092,618
Michael Davis	80,447		22,473	104,285	737,941
Miklos Salamon	233,861	10,000	22,473	103,784	737,941
David Munro	90,047		31,794	161,612	737,941
Derek Keys	70,000				
David Brink		37,000			
John Jackson	12,500				
Lord Renwick	6,000				
Barry Romeril	10,000				
Cornelius Herkströter	10,000				

Committed Shares under the Co-Investment Plan are subject to forfeiture if the participant leaves employment in certain circumstances.

Matching Awards under the Co-Investment Plan are exercisable if and to the extent a performance condition is satisfied over a period of two and/or four years. Matching Awards can be exercised at no cost. The number of Billiton Shares shown in the table above is the maximum number of Shares in respect of which a Matching Award can be exercisable after four years, if the performance condition is satisfied at the highest level (ie, 305 percent of the pre-tax amount invested in Committed Shares).

Restricted Share Scheme Awards will vest if and to the extent a performance condition is satisfied over an initial performance period of three years which may be extended to five years. Restricted Share Scheme Awards vest at no cost. The number of Billiton Shares shown in the table above is the maximum number of Shares which can vest.

As described in this Section 10.5 it is proposed that, on the DLC Merger Completion Date, Committed Shares should be released and Matching Awards and Restricted Share Scheme Awards should vest in respect of the maximum number of Billiton Shares, as set out in the following table.

The Billiton Executive Directors are, together with other employees, beneficiaries under the Billiton Employee Share Ownership Trust and, as such, each Billiton Executive Director is deemed to be interested in the 9,472,093 Billiton Shares held by Billiton ESOP Trustee Limited, the trustee.

10.6 Directors' Service Agreements and Remuneration

Each of the BHP Directors and Proposed BHP Directors named below has (a) service agreement(s) with either companies within the BHP Group or the Billiton Group providing for the relevant remuneration and benefits described below:

Director	Annual Salary	Employing Company	Date of Agreement
Paul M Anderson	$A1,600,000	BHP	2 November 1998
Ron McNeilly	$A1,029,800	BHP	15 January 1962

Proposed Director	Annual Salary	Employing Company	Date of Agreement
Brian Gilbertson	£800,000 (proposed)	Billiton, Billiton Services Jersey Limited and BHP	N/A
Michael Davis	£474,320	Billiton, Billiton Services Jersey Limited	1 September 1998 10 August 1998
		Billiton Jersey Limited	10 August 1998

(a) Paul Anderson

Mr Anderson is employed by BHP under a fixed term contract which will conclude on 31 October 2003. Prior to that time, the contract is terminable by Mr Anderson by giving not less than 60 days' written notice. The contract is also terminable by BHP for cause, or may terminate by reason of death or disablement or protracted illness.

Under that contract Mr Anderson receives an annual salary of A$1,600,000. He also received under BHP's Performance Share Plan a grant of 1,000,000 Performance Rights which are subject to performance and service conditions. The terms of issue of these Performance Rights provide for the issue of a corresponding number of BHP Shares, as adjusted to reflect the effect of the capital reduction undertaken in October 2000. Of this grant, 650,000 Performance Rights are not yet excercised. Upon termination of his contract, Mr Anderson is entitled to exercise his Performance Rights in the following ways:

(i) If the employment terminates as a result of death, protracted illness or disablement of Mr Anderson, Mr Anderson (or his estate) would be entitled to exercise those Performance Rights which have already become exercisable plus:

    (A) that number of Performance Rights (to which service conditions apply) which would otherwise have become exercisable at the end of the three month period in which his employment is terminated; and

    (B) a proportion of the other Performance Rights (to which performance conditions apply) relating to the performance period in which his employment is terminated which mirrors the portion of the performance period which has passed.

(ii) If the employment is terminated either by BHP for cause (which means illegal conduct or gross misconduct (including gross neglect of duties) which is materially and demonstrably injurious to BHP) or as a result of resignation (other than a resignation because, without Mr Anderson's agreement, there has been a significant reduction in his employment title, employment duties or authority) by Mr Anderson, all Performance Rights which have not been exercised at the date of termination of employment would lapse.

(iii) If the employment is terminated for any reason other than those described in (i) or (ii) above, Mr Anderson would be entitled to exercise:

    (A) that proportion of the Performance Rights (to which performance conditions apply) relating to the performance period in which his employment is terminated which mirrors the portion of the performance period which has passed; and

(B) the lesser of 400,000 Performance Rights or the balance of all the Performance Rights remaining to be exercised (disregarding any performance conditions or service conditions).

Mr Anderson received under BHP's Employee Share Plan a grant of 1,000,000 options (*ESP Options*) all of which are subject to BHP performance conditions and none of which are currently exercisable. Upon exercise of the ESP Options, Mr Anderson would receive the corresponding number of BHP Shares.

Mr Anderson's entitlement to exercise the ESP Options upon termination of employment is as follows:

(i) If the employment is terminated either by BHP for cause or as a result of resignation (each as described above) by Mr Anderson, all ESP Options which have become exercisable prior to the date of termination of employment would remain exercisable for two years following the date of termination of employment. Those ESP Options which have not become exercisable would lapse.

(ii) If the employment is terminated otherwise than as described in paragraph (i), Mr Anderson would be entitled to exercise for two years following the date of termination of employment all the ESP Options granted to him, irrespective of whether he has satisfied the relevant performance hurdles.

In the event that Mr Anderson's contract is terminated for a reason other than cause, or terminates by reason of death, disablement or protracted illness he is entitled to a payment equal to twice his annual salary and reimbursement of reasonable relocation costs for himself and his immediate family from Australia to the US. In the event that BHP fails to renew Mr Anderson's contract after its expiry on 31 October 2003 or to otherwise employ Mr Anderson, BHP is liable to pay Mr Anderson a payment equivalent to twice his annual salary and he is entitled to the reimbursement of reasonable costs for relocation of his family to the US.

In addition to salary, Mr Anderson's contract provides that he shall be entitled to a lump sum payment of A$125,000 on 31 October 2003 if he is employed by BHP on that date. Mr Anderson may at his discretion direct that deductions are made from his salary to enable him to participate in benefits programmes available to senior executives of BHP from time to time. Mr Anderson's salary may be increased during the term of the contract and whether or not an increase shall be awarded will be determined annually on 1 December.

Mr Anderson is provided with free business travel accident insurance.

(b) Ron McNeilly

Mr Ron McNeilly holds the position of President, BHP Minerals, and serves as an Executive Director on the Board of BHP. There is no written service contract available for Mr McNeilly, but his terms of employment are outlined below.

Mr McNeilly's current salary is A$1,029,800. He also participates in BHP's executive incentive program, which provides him with a cash bonus opportunity equal to 75% of his salary if target key performance indicators are met.

Mr McNeilly holds 610,000 partly paid shares (paid to sixty-seven cents) and 200,000 partly paid shares (paid to seventy-one cents) in BHP. The call on the partly paid shares is due two years and 114 days following termination of Mr McNeilly's employment.

Mr McNeilly holds 250,000 options under the BHP Employment Share Scheme Plan (*ESP Options*), which are subject to performance conditions based on BHP's performance. Upon termination of Mr McNeilly's employment, he is entitled to exercise these ESP Options in the following way;

(i) if they are exercisable when Mr McNeilly leaves BHP, he has two years from the date of leaving to exercise the ESP Options; or

(ii) if the ESP Options are not exercisable when Mr McNeilly leaves BHP, he will have two years from the date of leaving for the performance conditions to be met and a further six months from that dated in which to exercise the ESP Options.

Mr McNeilly was also awarded under BHP's Performance Share Plan 57,222 Performance Rights. The Performance Rights are subject to performance conditions based on BHP's performance after the three year performance period from 1 July 2000 to 30 June 2003. Upon termination of Mr McNeilly's employment, he is entitled to exercise these Performance Rights in the following way:

(i) Performance Rights exercisable at the date of cessation of employment may be exercised within six months of that date, subject to the overriding restriction that every Performance Right lapses if not exercised within 10 years of its date of issue; but

(ii) Performance Rights are not exercisable at the date of cessation of employment (*Non-exercisable Performance Rights*), then:

  (A) if Mr McNeilly ceases employment by reason of resignation or termination for cause, the Non-exercisable Performance Rights lapse immediately upon cessation of employment and may not be exercised; or

  (B) if Mr McNeilly ceases employment as a result of retirement, redundancy, disability, death or for any other reason not described in sub-paragraph (A), he will be able to exercise that proportion of the Non-exercisable Performance Rights which is equal to the proportion of the performance period which he has served with BHP, but only if and to the extent that:

    (1) BHP satisfies the performance conditions; and

    (2) the Performance Rights are exercised, by December 2003. Any Performance Rights which do not become exercisable or are not exercised in accordance with these terms lapse.

For the purpose of the Performance Rights, "resignation" means a resignation by Mr McNeilly, other than a resignation tendered on request by BHP, a resignation agreed by BHP to be a retirement or a resignation effected by acceptance of a redundancy offer.

Mr McNeilly's employment is terminable by BHP giving not less than two months' notice of termination. Upon termination of employment by BHP, Mr McNeilly is entitled to a severance payment (so far a permitted by the cap on permissable payments under Section 200G of the Australian Corporations Law) calculated in accordance with BHP's prevailing policy for severances of executives as applicable to Mr McNeilly's seniority and length of service. However, if BHP terminates Mr McNeilly's employment prior to 31 July 2005, the amount of severance would not be less than the amount which would be calculated by applying to Mr McNeilly's salary a multiplier reducing evenly from 2.5 times to zero times over that period. These entitlements upon termination due to serious misconduct or termination by reason of protracted illness or disablement. Mr McNeilly is provided with free business travel accident insurance.

(c) Brian Gilbertson

Upon the DLC Merger Completion Date, Mr Gilbertson will be employed by Billiton, Billiton Services Jersey Limited and BHP under indefinite contracts of employment terminable by each company giving 24 months' notice, provided that such notice must not expire prior to the fourth anniversary of the DLC Merger Completion Date. Mr Gilbertson will be able to terminate each of his contracts of employment by giving 12 months' written notice, such notice not expiring before the initial term of the relevant contract of employment.

In addition to his annual salaries earned under the separate employments with Billiton and Billiton Services Jersey Limited, Mr Gilbertson will also be also eligible to receive an annual cash incentive award under those employments with a target of 100 per cent of salary and subject to a cap of 150 per cent of salary, subject to the satisfaction of performance conditions set at the discretion of the boards of the employing companies and agreed by the remuneration committee. Mr Gilbertson will also be entitled to a deferred bonus of £1,440,000 under his Billiton employment and £670,048 under his Billiton Services Jersey Limited employment, to be paid over a four-year period from the DLC Merger Completion Date in quarterly installments (subject to continued employment). In the event that Mr Gilbertson's employments are terminated because of sickness, injury or other incapacity, he will be entitled to receive the installments that would otherwise have become payable at the end of the quarter in which the terminations occur. If the employment is terminated for a reason other than sickness or gross neglect of his duties, Mr Gilbertson will be entitled to receive payments equivalent to the lesser of the balance of the deferred bonuses which would otherwise have become payable in quarterly installments or the total sum of £1,688,038.

The maximum base salaries and remuneration for the employments have been determined by the Billiton Remuneration Committee having taken advice from remuneration consultants in order to set market competitive remuneration levels.

Mr Gilbertson's salaries and remuneration will be reviewed on 1 July 2002, and thereafter at the sole and absolute discretion of the boards of the employing companies.

In respect of his BHP employment Mr Gilbertson will be provided with rental accommodation in Melbourne and also the reimbursement of reasonable expenses for the transportation of his personal effects to Australia, and to any country as required on the termination of his employment.

Mr Gilbertson will be provided with permanent health insurance and private medical insurance for himself and his spouse under his Billiton employment.

Mr Gilbertson's Billiton Services Jersey Limited and Billiton contracts will stipulate that these companies may terminate his employment with immediate effect by making a payment equal to 200 per cent of his base salary entitlement (earned under the employment being terminated) in lieu of a required period of notice. These contracts also provide that if Mr Gilbertson resigns from his employment with the particular company as a result of a significant reduction in his employment title, duties, or authority, he will receive a payment equal to 200 per cent of his annual basic salary earned under the respective employments.

Mr Gilbertson currently has 20 years of pensionable service under his separate employment contracts. Following the DLC Merger Completion Date he will accrue additional pensionable service at a rate of 1/30th of his annual salary until he either leaves service or completes 30 years of pensionable service, whichever occurs first.

In respect of his employment with Billiton Services Jersey Limited, Mr Gilbertson is currently provided, through a subsidiary company, with rental accommodation in London. Mr Gilbertson has been given an option (by another Billiton Group company, Chrystal Services Limited) to purchase the property he currently occupies at the open market value at the time the option is exercised, at which time the provision of rental accommodation will cease. The option period will expire on 6 October 2001.

(d) Michael Davis

It is proposed that Mr Davis will remain employed under his current service agreements with Billiton, Billiton Jersey Limited and Billiton Services Jersey Limited.

In respect of his employment with Billiton Services Jersey Limited, Mr Davis is currently provided, through a subsidiary company, with rental accommodation in London. Mr Davis has been given an option (by another Billiton group company, Chrystal Services Limited) to purchase the property he currently occupies at the open market value at the time the option is exercised, at which time the provision of rental accommodation will cease. The option period will expire on 6 October 2001.

10.7 Increase in the aggregate maximum remuneration for non-executive Directors

Shareholder approval is sought to increase the maximum aggregate remuneration payable to non-executive Directors in any year, from $1.8 million to $3 million per annum, subject to the implementation of the DLC Merger. Broadly, the effect of ASX Listing Rule 10.17 and Article 49 of the BHP Constitution is that an increase in the aggregate maximum remuneration payable to all non-executive Directors in any year must be approved by BHP Shareholders at a general meeting.

On implementation of the DLC Merger, the Directors believe that the proposed increase is necessary as:

– the current aggregate maximum annual remuneration of A$1.8 million will be exceeded on the appointment of the proposed new BHP Directors. It is proposed that the total number of non-executive BHP Directors be increased from 8 members to 14 members; and

– some of the proposed Directors will be paid in pounds sterling, and an allowance in the aggregate maximum remuneration is necessary to provide for fluctuations in exchange rates.

10.8 Billiton Material Litigation

On 18 January 2001, three holders of an aggregate C$30,265,000 principal amount, out of the C$358,378,000 principal amount, of 5.5% convertible unsecured subordinated debentures of Rio Algom Limited (**Rio Algom**) due 1 February 2007 (the **Convertible Debentures**) commenced an action against Billiton, Rio Algom and their respective directors seeking, among other things, an order requiring Rio Algom to repurchase or redeem the Convertible Debentures at an amount equal to or greater than 125% of their par value (C$37,831,250) and an order restraining the amalgamation of Rio Algom or the transfer by it of any of

its assets. The application was commenced following unsuccessful negotiations intended to address the concerns of the holders of the Convertible Debentures, and is at a preliminary stage. Billiton and Rio Algom intend to defend this proceeding vigorously. Billiton has been advised by its counsel that the proceeding is without merit.

10.9 BHP Material Litigation

Minerals – Ok Tedi Mine

On 7 June 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP and Ok Tedi Mining Limited (*OTML*) entered into a Settlement Agreement. The principal terms of the agreement included the following:

1 Each of the parties was required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.

2. BHP agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent enquiry or review to be conducted by the State (the tailings option) providing BHP bona fide considers that option to be economically and technically feasible.

3. BHP's commitment to implement the tailings option is subject to unexpected of unforeseen circumstances which may render the tailings options economically of technically unfeasible; and obtaining all necessary leases and other approvals required from the landowners and the State.

In April 2000, two legal actions were commenced in the Victorian Supreme Court against OTML and BHP. Rex Dagi is plaintiff in the first action and Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of approximately 35,000 individual plaintiffs identified in a schedule to the Settlement Agreement. Both actions seek specific performances of the Settlement Agreement and/or an injunction to require the implementation by BHP and OTML of a tailings pipeline and storage system and damages. However, the plaintiffs have not identified a tailings retention scheme which could feasibly be implemented and the damages sought have not been quantified. OTML and BHP assert that there has been no breach of the settlement agreement and are defending the claims. The quantum of the claims is too uncertain to allow BHP to make a provision in its accounts.

Petroleum – Bass Strait – Longford

Following the 25 September 1998 explosion and fire at Longford, Victoria (the onshore processing plant for the Bass Strait oil and gas field in which BHP has a 50% joint venture interest), a class action was commenced at the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events (together, the *applicants*). The action is against Esso Australia Resources Pty Limited (*Esso*). Esso has joined the state of Victoria and various entities associated with the State (together *State Entities*) as cross respondents alleging certain failures and contributory negligence on the part of the State Entities. In turn, the State Entities have joined BHP Petroleum (Bass Strait) Pty Ltd (*BHPP*) as a further cross respondent, with the effect that if any sums are recovered against the State Entities they will seek contribution from BHPP. The applicants' alleged losses have not been quantified. In addition to BHPP's potential liability to the State Entities under the cross claims, in certain circumstances Esso, as operator, is entitled to be indemnified by BHPP as a 50% joint venturer for certain categories of legal costs incurred by Esso and payments made in satisfaction of claims.

In turn, BHPP may have right against Esso as operator in relation to losses and costs BHPP has incurred in relation to the incident including under the cross claims by the State Entities. It is unlikely that these issues will be resolved in the near term.

10.10 Billiton Material Contracts

(a) A support agreement between Billiton, its wholly owned subsidiary Billiton Copper Holdings Inc. (the *Offeror*) and 3744558 Canada Inc. and Rio Algom dated 24 August 2000 (the *Support Agreement*). Pursuant to the Support Agreement, Billiton agreed to cause the Offeror to make an offer to acquire all of the

outstanding common shares (the **Common Shares**) of Rio Algom at a price of C$27.00 per Common Share (the **Offer**). Rio Algom represented to Billiton that its board of directors would support the Offer.

Through the Offeror, Billiton made the Offer on 8 September 2000. On 6 October 2000 approximately 93.8 per cent. of the outstanding Common Shares had been tendered to the Offeror, and the Offeror acquired such shares and extended the Offer. Following completion of the Offer, the Offeror utilised the compulsory acquisition provisions of the *Business Corporations Act* (Ontario) to acquire all of the remaining Common Shares, and Rio Algom is now an indirect wholly-owned subsidiary of Billiton. Upon acquisition by the Offeror of the Common Shares tendered, the Support Agreement ceased to have any force or effect.

(b)   An acquisition agreement dated 5 August 2000 between Billiton Australia Investments 3 Pty Limited (**Billiton Australia**), Reynolds Metals Company and Reynolds Australia Alumina Limited LLC (**Reynolds Australia**) pursuant to which Billiton Australia purchased the Alcoa Inc. affiliate Reynolds (a Delaware registered corporation) for US$1.49 billion. Reynolds Australia held a 56 per cent interest in the Western Australian Worsley Alumina/Bauxite facility. Prior to completion Billiton held a 30 per cent interest in Worsley. Accordingly, following completion on 25 January 2001, the Billiton Group's interest in Worsley was increased to 86 per cent. The remaining 14 per cent. is held by a Japanese consortium led by Kobe Steel.

(c)   A share purchase agreement between Billiton and Bank of America Corporation (**BoA**) dated 10 July 2000 pursuant to which Billiton agreed to purchase from BoA 66.9 per cent. of the total capital (including 39.1 per cent. of the voting shares) of Sweet River Investments Limited (**Sweet River**). Sweet River's assets comprise 11.6 per cent. of Valepar SA (**Valepar**) which is the controlling shareholder of Vale do Rio Doce (**CVRD**). Thereby, Billiton indirectly acquired 2.1 per cent of CVRD's total capital. Further, Sweet River holds an option to put its Valepar shares to Compania Siderugica Nacional at any time between May 2002 and May 2004. The consideration for the purchase of the Sweet River shares was US$327.3 million in cash. The agreement completed on 17 July 2000.

(d)   An acquisition agreement dated 5 September 2000 between Billiton Finance BV (a wholly-owned subsidiary of Billiton), Ammin Coal Investments Limited and AA International Finance S.A. (both members of the Anglo American group) and Glencore Finance (Bermuda) Limited and Glencore International AG (both members of the Glencore group) pursuant to which the Billiton Group acquired a one-third interest in the Cerrejon Central coal mining facility held by Carbones del Cerrejon S.A. (**CDC**) for US$175 million. After completion on 5 September 2000, the Cerrejon Central coal mining facility is now owned, indirectly through CDC, as to one-third by the Anglo American group, one-third by the Glencore Group and one-third by the Billiton Group.

(e)   An acquisition agreement between Billiton Investment 3 BV, Billiton Investment 8 BV (both members of the Billiton Group), Ammin Coal Holdings S.A. (a member of the Anglo American group), Glencore Finance (Bermuda) Limited (a member of the Glencore group) and Juan Manuel Ricardo Convers Ortega dated 3 October 2000 pursuant to which Billiton, the Anglo American Group and the Glencore Group acquired by public tender in Colombia a 50 per cent interest in the Cerrejon Zone Norte coal mining facility for US$470 million. After completion on 2 October 2000, the remaining 50 per cent. continues to be held by the Delaware registered entity, International Columbia Resources Corporation, a wholly-owned subsidiary of Exxon.

(f)   Billiton and Gencor Limited entered into a framework agreement dated 24 June 1997 which provided for the sale of certain companies, businesses and assets by Gencor to Billiton. The framework agreement as amended by a supplemental agreement dated 30 June 1997, contains a limited indemnity in favour of Billiton which applies for five years from the date of the framework agreement and is subject to a maximum limit of US$220 million. To date, no claims have been made or paid under that indemnity.

(g)   Chase Manhattan, Dresdner Kleinwort Benson, Schroder Salomon Smith Barney, HSBC Investment Bank plc, Credit Suisse First Boston (Europe) Limited, Cazenove & Co, BMO Nesbitt Burns Inc. (the **Managers**) and Billiton and RBM (BVI) Limited, entered into a placing agreement dated 15 September 2000. Pursuant to the placing agreement, the Managers agreed to procure purchasers and/or subscribers for, and failing which to purchase or subscribe for, 210,000,000 Billiton Shares. The placing agreement was entered into in connection with the international placing of 210,000,000 Billiton Shares and the admission of new Billiton Shares to listing on the London Stock Exchange.

Under the placing agreement, Billiton agreed to pay to the global coordinators (for allocation among the Managers) a commission of 2.5 per cent of the aggregate value at the placing price per placing share.

The placing agreement contained warranties by Billiton in favour of the Managers, relating amongst other things to the accuracy of the information contained in the placing information memorandum, and an indemnity from Billiton in favour of the Managers. Billiton agreed, under the placing agreement, that, subject to certain exceptions, it would not issue any ordinary shares in the capital of Billiton for six months after the date on which payment was made to Billiton for the new Billiton Shares without the prior written consent of the global coordinators, such consent not to be unreasonably withheld.

(h) The Billiton Group's principal committed borrowing facility is a US$1.5 billion revolving credit facility dated 19 December 1997, (as amended on 29 June 2000 and from time to time) and due 19 December 2004. The facility is split into two separate tranches as follows:

(i) US$1.05 billion multicurrency revolving credit facility available to a Billiton Netherlands subsidiary (Billiton Finance BV) and any other member of the Billiton Group who becomes a borrower under the facility in accordance with its terms for general corporate purposes, incorporating a US$200 million US dollar swingline facility for the purpose of supporting a commercial paper program issued by the Netherlands subsidiary; and

(ii) US$450 million revolving credit facility available in US dollars or Australian dollars to a Billiton Australia Pty Limited, Billiton Australia Finance Pty Limited and Billiton Finance BV and any other member of the Billiton Group who becomes a borrower under the facility in accordance with its terms, for general corporate purposes.

The interest rate due under the swingline facility is based on the higher of the US Funds Federal Rate (plus 50 basis points) and a reference rate supplied by Bank of America National Trust and Savings Association. The interest rate under the other facilities is the applicable LIBOR or Australian rate plus a margin of 35 basis points. The facility is guaranteed by Billiton.

(i) The Billiton Group has also put in place an additional committed borrowing facility of US$2 billion dated 8 September 2000 (as amended from time to time) which is available to Billiton or its Netherlands subsidiary (Billiton Finance BV). The facility comprises the following:

(i) US$750 million three year multicurrency revolving credit facility to be used for general corporate purposes; and

(ii) US$1.25 billion 364 day multicurrency term loan facility (subsequently reduced by the US$750 million received by Billiton under an equity placing it conducted in September 2000) made available to finance the acquisition of Rio Algom (and to refinance any existing indebtedness of Rio Algom), which has now been completed.

The interest rate due under the revolving credit facility is the applicable LIBOR plus a margin of 75 basis points. Under the term loan facility the interest rate was the applicable LIBOR plus a margin of 62.5 basis points and from 9 March 2001 the margin has increased to 75 basis points. The facility is guaranteed by Billiton.

(j) A US$240 million term loan facility dated 8 December 1999 was made available on a limited recourse basis to a Colombian subsidiary of Billiton (Cerro Matoso SA) established by Billiton to construct and operate a nickel mine in Columbia. The loan is for the purpose of refinancing certain existing indebtedness of the borrower and to finance costs of maintaining, expanding and upgrading the existing ferronickel smelting/refining facilities and for the development and construction of additional facilities, and all other supporting infrastructure.

The interest rate due under the loan is LIBOR plus a margin of 100 basis points, rising to 250 basis points from when completion is achieved. If completion occurs by 31 December 2003 the borrower is to repay outstandings by a series of ten six-monthly stepped installments in accordance with the repayment schedule, if completion does not occur by 31 December 2003 the borrower is to repay all outstandings on 1 January 2004. The facility is guaranteed by a Billiton Netherlands subsidiary (Billiton Finance BV) during the pre-completion period.

(k) Billiton Aluminium Australia Pty Limited has available a US$1 billion loan note facility dated 20 December 2000 which comprises two parts:

(i) US$800 million term loan facility to assist in funding the acquisition of Reynolds Australia; and

(ii) US$200 million revolving credit facility for the working capital requirements of the borrower and to assist in funding the acquisition referred to above.

Each financier providing funds under the loan is issued with loan notes, creating a US dollar debt obligation of the borrower. The interest rate payable from first drawdown under the loan is LIBOR plus a margin of 65 basis points, rising to 115 basis points from the third anniversary of first drawdown. The revolving facility expires on 20 December 2005 and, on the same date, the borrower must make a single bullet repayment of the term loan facility. The facility is guaranteed by Billiton Aluminium (Worsley) Pty Limited and Reynolds Australia Alumina Limited LLC, both 100 per cent subsidiaries of the borrower.

(l) US$1.32 billion committed facilities dated 29 June 1999 were made available on a limited recourse basis to Compania Minera Antamina SA, a company established in order to undertake the Antamina copper-zinc project in Peru. The average interest margin over LIBOR, inclusive of political risk insurance premiums and guarantee fees payable by the borrower, is 242 basis points prior to completion, 346 basis points from completion to 31 December 2004, 371 basis points from 1 January 2005 to 31 December 2008, and 412 basis points from 1 January 2009 onwards. Senior lenders have been granted a security interest in shares and other securities issued by the borrower and substantially all of its assets (including receivables under concentrate sale agreements) and the material project agreements. Rio Algom, along with other sponsors of the project, has provided a pro rata, several guarantee during the pre-completion period. Completion must occur by 29 February 2004 (subject to an extension of up to one year for force majeure). If completion does not occur by such date, the sponsors' guarantees remain in place and the leaders may require the loans to be repaid in equal Installments on the next two semi-annual payment dates.

The tenor of the various facilities vary from 6 ½ to 10 ½ years from the commitment termination date which will occur not later than December 2002. Repayments of loans are due semi-annually from and including such date. The borrower must meet certain conditions before it can make distributions to shareholders, including a requirement to make certain prepayments of amounts outstanding under the facilities.

(m) Facilities in aggregate totalling US$820m were made available to Mozal S.A.R.L. (*Mozal*) subject to the terms set out in a common terms agreement dated 30 July 1998. The facilities were made available to finance the construction of an aluminium smelter in the Maputo area of the Republic of Mozambique with an initial annual capacity of 250,000 tonnes, including infrastructure and the installation of harbour facilities. The facilities were made up of US$670m senior and US$150m of subordinated loans. These facilities have been provided by various institutions under a number of separate loan agreements on individual interest and repayment terms (which are not covered by the common terms agreement). The principal amounts of senior facilities are repayable in twenty consecutive semi-annual, equal installments. Billiton (through its subsidiary Billiton Investments 1 B.V.) has a 47 per cent interest in Mozal. The sponsors (who include Billiton) have provided sponsor support (pro rata to their shareholding) which, subject to certain exceptions, falls away on financial completion of the project. It is envisaged that, should the expansion of Mozal's business take place, this shareholder support will be extended until financial completion of that expansion.

(n) The Implementation Agreement referred to at Section 7.1.

10.11 BHP Material Contracts

(a) Stock Purchase Agreement

Pursuant to a Stock Purchase Agreement (the *SPA*) dated 12 February 2001 between BHP Minerals Holdings Pty Ltd (*BHPH*) and Mario and Guilherme Frering, BHPH agreed to acquire a 20 per cent equity interest (comprising 791,250,000 common shares and 1,634,194 preferred shares) in Brazilian company Caemi Mineração e Metalurgia S.A. (*Caemi*) from the current controlling shareholders, Mario and Guilherme Frering, for a purchase price of US$332 million. BHP has guaranteed payment by BHPH of the purchase price under the SPA. The 20 per cent. equity interest comprises 60 per cent. of the voting capital in Caemi. Caemi is a diversified company with interests in iron ore, kaolin and transport and logistics.

Completion of the acquisition is subject to competition law approval by the European Commission, and the waiver or non-exercise by Mitsui & Co. Ltd. of its right of first refusal. As at 10 April 2001, neither of these conditions precedent had been satisfied. If closing has not occurred within 90 days after 12th February 2001, either BHPH or the sellers may terminate the SPA, provided that the failure to close has not been the result

of actions or omissions of such terminating party. If the sellers waive their right to give such termination notice and BHPH does not give such notice, and if closing has not occurred by the date which is 180 days after 12 February 2001 solely as a result of the failure of BHPH to have received approval from the European Commission, BHPH is liable to pay the sellers a fee of US$20 million.

Prior to closing, the sellers must use reasonable best efforts to cause Caemi and its subsidiaries to operate the respective businesses in the ordinary course of business, and to consult with BHPH with respect to proposed material decisions.

If completion occurs, BHPH (or a subsidiary of BHP Ltd) will make a delisting tender offer for preferred shares in Caemi, subject to the prior approval of Comissao de Valores Mobiliarios - (Brazilian Securities Commission) and the Caemi shareholders. Immediately on completion of the acquisition, the total equity ownership interest of Caemi will be: BHPH 20 per cent (60 per cent of voting capital), Mitsui & Co. Ltd. 40 per cent (40 per cent of voting capital), and institutional and general public 40 per cent. free float (60 per cent of non-voting capital).

(b) MetCoal Shareholders' Agreement and Supplement and Loan Agreement

A shareholders' agreement was entered into on 27 August 2000 between BHP Coal Holdings Pty Ltd (***BHP Coal Holdings***)and MDP-1 Pty Limited (***MDP - 1***) (a Mitsubishi company) and MetCoal Holdings (Qld) Pty Ltd (***MetCoal Holdings***) in connection with the QCT Resources Limited (***QCT***) joint take-over bid which valued QCT's equity at approximately A$830 million (the ***Shareholders' Agreement***). The Shareholders' Agreement provides for MetCoal Holdings to be the jointly owned bid vehicle, funding of the bid, sharing of expenses, voting of shares acquired in QCT to ensure equal representation on the QCT board of directors and transfers of QCT shares by either party.

All obligations under the Shareholders' Agreement (to fund and contribute to expenses and the provision of information relating to the target) were performed and are not outstanding. There is an outstanding mutual indemnity in relation to any third party claims arising out of the bid. Compulsory acquisition of all QCT shares was completed in early February 2001 and no claims have been received.

A supplement to the Shareholders' Agreement made on 7 December 2000 provided for the transfer of one half of the issued shares in QCT held by MetCoal Holdings to Mitsubishi Development Pty Ltd (***Mitsubishi Development***) (which company became a party to the Shareholders' Agreement), plus a further 100,000 shares in QCT (the ***Additional Shares***). BHP Coal Holdings retained an option over the Additional Shares and the parties agreed that the voting power of the parties in QCT would be equal.

A loan agreement dated 27 August 2000 between MetCoal Holdings, BHP Coal Holdings, MDP-1, BHP and Mitsubishi Development (***Loan Agreement***) provided for BHP Coal Holdings and MDP-1 to each fund one half of the commitments arising out of the bid. BHP and Mitsubishi Development guaranteed the obligations of BHP Coal Holdings and MDP-1 respectively. The commitments under the Loan Agreement have been fully met.

(c) HBI Joint Venture, Venezuela

This joint venture occurs under a series of agreements (collectively, the ***Agreements***), including:

(i) a Common Security Agreement dated 23 October 1997, between Orinoco Iron C.A., Operaciones RDI, C.A., The Chase Manhattan Bank as trustee for the 1997 Orinco OPIC Covered Trust, The Chase Manhattan Bank as trustee for the 1997 Orinco Uncovered Trust, Kreditanstalt Fur Wiederaufbau, Credit Suisse First Boston as collateral agent and The Chase Manhattan Bank as trustee;

(ii) a Transfer Restrictions and Pledge Agreement dated 23 October 1997, between BHP , BHP Venezuela DRI Ltd, Siderurgica Venezolana "Sivensa", S.A.C.A., International Briquettes Holding, The Chase Manhattan Bank as trustee for the 1997 Orinco OPIC Covered Trust, The Chase Manhattan Bank as trustee for the 1997 Orinco Uncovered Trust, Kreditanstalt Fur Wiederaufbau and The Chase Manhattan Bank as trustee; and

(iii) a Completion Agreement dated 23 October 1997, between Orinoco Iron C.A., Operaciones RDI, C.A., BHP Venezuela DRI Ltd, BHP , International Briquettes Holding, Venezolana De Prerreducidos Caroni "Venprecar" C.A., The Chase Manhattan Bank as trustee for the 1997 Orinco OPIC Covered Trust, The

Chase Manhattan Bank as trustee for the 1997 Orinco Uncovered Trust, Kreditanstalt Fur Wiederaufbau and The Chase Manhattan Bank as trustee.

BHP is liable to meet the financial obligations of its subsidiary BHP Venezuela DRI Limited which holds a 50 per. cent. shareholding in the HBI joint venture companies. BHP Venezuela DRI Limited has guaranteed 50 per. cent. of the obligations of the joint venture companies which are currently in default under the Agreements in relation to the HBI joint venture in Venezuela. It was announced on March 29, 2001 that BHP would write off its equity investment in the HBI facility and cover its financial liability to the banks of approximately US$313 million.

(d) Dia Met Minerals Limited Cash Offer

A cash offer (the *Offer*) of C$21.00 per share for all of the outstanding Class A subordinate voting shares (*Class A Shares*) and class B multiple voting shares (*Class B Shares*) of Dia Met Minerals Ltd (*Dia Met*) was announced on 2nd April, 2001. The BHP offer is supported by the Dia Met board of directors and values Dia Met's equity at C$687 million on a fully diluted basis. Dia Met's principal asset is a 29 per cent joint venture interest in the Ekati™ diamond mine. BHP is the operator of the Ekati™ diamond mine and owns a 51 per cent joint venture interest.

The Offer is conditional on BHP acquiring at least 75 per cent of the Class A Shares and the Class B Shares on a fully diluted basis and is subject to regulatory approvals.

(e) Steel - Implementation Deed

The OneSteel Implementation Deed was entered into on 26 August 2000 between BHP and OneSteel Limited (the *Implementation Deed*). Under the Deed, each party has agreed to take all necessary steps to give effect to the spin out of BHP's long products steel business to its shareholders. The spin out resulted in eligible shareholders being allocated one share in OneSteel Limited for every 4 shares in BHP held by them.

The spin out was undertaken by way of a capital reduction of A$0.66 for every fully paid BHP Share and court approved schemes of arrangement for its ordinary fully paid and partly paid shareholders.

10.12 Current Trading Conditions

The BHP Board believes that the results for BHP for the 6 months ended 31 December 2000 and current trading conditions for the BHP Group are broadly consistent with its expectations for the year ended 30 June 2001.

The Billiton Board believes that current trading conditions for the Billiton Group are broadly in line with those enjoyed in the 6 months to 31 December 2000.

10.13 Documents available for Inspection

Copies of the following documents will be available for inspection by BHP Shareholders during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the day of the BHP Extraordinary General Meeting at the office of the BHP Share Department, Level 5, 120 Collins Street, Melbourne, Victoria Australia:

(a)   the existing and proposed BHP Constitutions;

(b)   the existing and proposed Memorandum and Articles of Billiton;

(c)   the published audited consolidated accounts of BHP for the two financial years ended 31 May 1998 and 1999 and the thirteen month period ended 30 June 2000;

(d)   the published unaudited consolidated interim statement of BHP for the six months to 31 December 2000;

(e)   the published audited consolidated accounts of Billiton for the three financial years ended 30 June 1998, 1999 and 2000;

(f)   the published unaudited consolidated interim statement of Billiton for the six months to 31 December 2000;

(g)   the Implementation Agreement and the draft forms of the Sharing Agreement, the Billiton Deed Poll Guarantee, the BHP Deed Poll Guarantee and the Special Voting Shares Deed; and

(h)   the Billiton Circular sent to Billiton Shareholders in relation to the DLC Resolutions.

BHP Billiton



NOTICE OF EXTRAORDINARY GENERAL MEETING



NOTICE OF EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the shareholders of BHP Limited (**BHP**) will be held in the Melbourne Concert Hall at the Victorian Arts Centre, 100 St Kilda Road, Melbourne, Victoria, Australia on Friday, 18 May 2001 at 9.30am Australian Eastern Standard Time (AEST).

Important   1.   This Notice of Meeting should be read in conjunction with the Explanatory Memorandum to which it is attached.

               2.   Certain terms used below are defined in the Glossary of this document.

Business of the Extraordinary General Meeting: DLC Resolutions

This meeting is convened for the purpose of considering and, if thought fit, passing the following resolutions of which resolutions 1, 4, 5, 6, 7, 8, 9, 10 and 12 will be proposed as ordinary resolutions and resolutions 2, 3 and 11 as special resolutions:

1.   Subject to the passing of Resolution 2 below, the Company approve the DLC Merger between the Company and Billiton, as described in the Explanatory Memorandum which accompanied the Notice of this Extraordinary General Meeting, including (without limitation) the issue of the Special Voting Share to BHP Special Voting Company, the authority to issue the BHP Equalisation Share and the execution of, and compliance by the Company with, the following agreements:

     (a)   the Sharing Agreement;

     (b)   the Special Voting Shares Deed; and

     (c)   the BHP Deed Poll Guarantee,

     in each case substantially in the form submitted to the meeting and signed by the Chairman for the purpose of identification, provided that the directors of the Company are hereby authorised to make such non-material modifications, variations, waivers, amendments and revisions as they in their absolute discretion think fit.

2.   Subject to completion of the Implementation Agreement dated 19 March 2001 between the Company and Billiton in accordance with its terms (save for the completion event in Clause 6.2.6 of the Implementation Agreement and subject to such other waivers, variations or amendments as the BHP Directors may agree) (**Completion**), the Constitution contained in the document submitted to the meeting and signed by the Chairman for the purpose of identification be adopted as the constitution of the Company in substitution for and to the exclusion of the existing Constitution.

3.   Subject to Completion (as defined in Resolution 2), the name of the Company be changed to "BHP Billiton Limited".

4.   Subject to Completion (as defined in Resolution,2), Mr Brian Gilbertson be appointed a director of the Company.

5.   Subject to Completion (as defined in Resolution 2), Mr Michael Davis be appointed a director of the Company.



6.   Subject to Completion (as defined in Resolution 2), Mr David Brink be appointed a director of the Company.

7.   Subject to Completion (as defined in Resolution 2), Mr Cornelius Herkströter be appointed a director of the Company.

8.   Subject to Completion (as defined in Resolution 2), Mr Derek Keys be appointed a director of the Company.

9.   Subject to Completion (as defined in Resolution 2), Lord Renwick of Clifton be appointed a director of the Company.

10.   Subject to Completion (as defined in Resolution 2), Mr Barry Romeril be appointed a director of the Company.

11.   Subject to Completion (as defined in Resolution 2), Mr John Jackson, (who is aged 71 and is a candidate for election who will, at the time his appointment takes effect, have turned 72) be appointed a director of the Company until the conclusion of the Company's next Annual General Meeting.

12.   Subject to Completion (as defined in Resolution 2), the increase in the total maximum amount of directors' fees payable by the Company by A\$1,200,000 from A\$1,800,000 to A\$3,000,000 be approved for all purposes, including for the purposes of ASX Listing Rule 10.17.

A detailed explanation of the background and reasons for the proposed DLC Resolutions is set out in the attached Explanatory Memorandum.

Shareholders who are entitled to vote

In accordance with Section 1109N of the Corporations Law, the BHP Board has determined that a person's entitlement to vote at the Extraordinary General Meeting will be the entitlement of that person set out in the BHP Share Register as at 9.30am AEST on Wednesday, 16 May 2001 (the *Entitlement Time*).

Voting Exclusion Statement

BHP will disregard any votes cast on Resolution 12 by:

•   a BHP Director; and

•   an associate of a BHP Director.

However, BHP need not disregard a vote if:

•   it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•   it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.



BHP will also disregard any votes cast on Resolution 1 by BHP Special Voting Company or any of its associates.

Subject to the foregoing, all fully paid Shareholders and partly paid Shareholders at the Entitlement Time are entitled to vote at this meeting. Holders of partly paid Shares are entitled to a fraction of a vote which is equivalent to the proportion which the amount paid bears to the issue price of the share.

Voting

BHP Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or

- by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying the Explanatory Memorandum or by recording their voting instructions on the internet.

Voting in person

BHP Shareholders who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that we may check the shareholding against the BHP Share Register and note attendances. It would also be appreciated if Shareholders could bring with them their proxy form or its attachment, both of which contains a bar code which will facilitate entry to the meeting hall.

In order to vote in person at the meeting, a corporation which is a BHP Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of Section 250D of the Corporations Law. The representative should bring to the meeting evidence of their appointment, including any authority under which it is signed.

Voting by proxy

- A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the meeting.

- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

- A proxy need not be a shareholder.

- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

- BHP Shareholders who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the



chairman of the meeting, the secretary or any director which do not contain a direction will be used in support of the DLC Resolutions.

- Completed proxy forms should be sent to the BHP Share Department using the pre-addressed envelope provided with this document.

- To be effective, proxy forms must be received at:

the BHP Share Department	or	the BHP Share Department
Level 5, 120 Collins Street		GPO Box 782
Melbourne VIC 3000		Melbourne VIC 8060
AUSTRALIA		AUSTRALIA

by 9.30am AEST on Wednesday, 16 May 2001. Proxy forms received after this time will be invalid.

- Alternatively, and if received or recorded by the same time:

  (1) proxy forms may be lodged by facsimile on (61 3) 9609 4554. Both sides of the proxy form must be transmitted.

  (2) shareholders may record their proxy voting instructions on the internet at **www.bhp.com.** Only registered BHP Shareholders may access this facility, and you will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN).

- The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Law. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the BHP Share Department at either of the above addresses or by facsimile and by 9.30am AEST on Wednesday, 16 May 2001. If facsimile transmission is used, the power must be certified.

By order of the Board

Roger V. Taylor

Company Secretary

12 April 2001

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BHP Billiton



GLOSSARY

Glossary

The following words and phrases used in this document have their meaning described below (unless the context requires otherwise).

Action	any distribution or any action affecting the amount or nature of issued share capital, including any dividend, distribution in specie, offer by way of rights, bonus issue, repayment of capital, sub-division or consolidation, buy-back or amendment of the rights of any shares or a series of one or more of such actions.
ADR Holder	a holder of ADSs.
ADS	an American Depositary Share representing BHP Shares.
AEST	Australian Eastern Standard Time.
Annual Report	the BHP Annual Report for the Financial Year ended 30 June 2000.
AMSCI	Australian Morgan Stanley Capital Index.
ASIC	the Australian Securities and Investments Commission.
the ASX or the Australian Stock Exchange	Australian Stock Exchange Limited (ACN 008 624 691).
Australian GAAP	generally accepted accounting principles in Australia.
BHP	BHP Limited (ACN 004 028 077).
BHP Billiton	the Combined Group.
BHP Board or Board of BHP	the board of directors of BHP.
BHP Bonus Issue	the proposed bonus issue of BHP Shares, which is described in Section 5.3(d) this document.
BHP Bonus Shares	the BHP Shares to be issued under the BHP Bonus Issue.
BHP Circular	this document.
BHP Constitution	the constitution of BHP.
BHP Deed Poll Guarantee	the deed poll guarantee to be executed by BHP pursuant to the terms of the Implementation Agreement.
BHP Director (or Director)	a director of BHP.
BHP Equalisation Share	the share which may be issued by BHP to a member of the Billiton Group and which is described in Section 5.8(d) of this document.
BHP Extraordinary General Meeting	the meeting of BHP Shareholders to be held to consider, and if thought fit pass, the DLC Resolutions.
BHP Group	BHP and its subsidiaries from time to time.
BHP Share	a fully paid or partly paid ordinary share in BHP.
BHP Shareholder	a holder of BHP Shares.
BHP Special Voting Company	BHP SVC Pty Limited.
BHP Special Voting Share	the special voting share in BHP.

BHP Steel	BHP's steel flat and coated products business.
Billiton	Billiton Plc (registered number 3196209).
Billiton Articles	the articles of association of Billiton.
Billiton Australia	Billiton Australia Investments 3 Pty Limited.
Billiton Board or Board of Billiton	the board of directors of Billiton.
Billiton Circular	the explanatory memorandum which is being sent to Billiton Shareholders explaining the DLC Merger and the information material to their consideration of the DLC Merger.
Billiton Deed Poll Guarantee	the deed poll guarantee to be executed by Billiton pursuant to the terms of the Implementation Agreement.
Billiton Director	a director of Billiton.
Billiton Equalisation Share	the share which may be issued by Billiton to BHP and which is described in Section 5.8(d) of this document.
Billiton Group	Billiton and its subsidiaries from time to time.
Billiton Memorandum and Articles	the Billiton memorandum and the Billiton articles.
Billiton Preference Shares	the 5.5 per cent cumulative Preference Shares of £1 each in the capital of Billiton.
Billiton Share	a fully paid ordinary share of US$0.50 in the capital of Billiton.
Billiton Shareholder	a holder of Billiton Shares.
Billiton Special Voting Company	Billiton SVC Limited.
Billiton Special Voting Share	the special voting share in Billiton.
BoA	Bank of America Corporation.
Boards	the BHP Board and the Billiton Board, or either one of them (as the context may require).
CGT	capital gains tax.
City Code	the UK City Code on Takeovers and Mergers.
Class Rights Actions	actions of the kind listed in Section 5.9(c) of this document.
Co-Investment Plan	the Billiton Co-Investment plan.
Combined Group	the BHP Group and the Billiton Group after the DLC Merger has been implemented.
Committed Shares	Billiton Shares acquired on behalf of participants, with their own funds, under the Co-Investment Plan.
Companies Act	Companies Act 1985 (UK).
Companies	BHP and Billiton.
Company	BHP or Billiton as the context may require.
Conditions Precedent	the conditions precedent to the obligation of BHP and Billiton to enter into the DLC Merger under the Implementation Agreement.

Corporations Law	has the meaning given to it by Section 13(2) of the Corporations (Victoria) Act 1990 of Victoria, Australia and includes a reference to the Corporations Regulations referred to in that section.
Deed Poll Guarantee	the BHP Deed Poll Guarantee or the Billiton Deed Poll Guarantee (as the context may require).
Depositary	Morgan Guaranty Trust Company of New York as depositary of the ADR Holders.
Director	a BHP Director or a Billiton Director, as the context may require.
DLC	dual listed companies.
DLC Agreements	the Sharing Agreement, the Special Voting Shares Deed, the BHP Deed Poll Guarantee and the Billiton Deed Poll Guarantee.
DLC Merger Completion Date	the date on which the DLC Merger will be implemented and the DLC Structure into place.
DLC Equalisation Principles	the principles described in Section 5.7(a) of this document.
DLC Merger	the proposed dual listed companies merger between BHP and Billiton as described in this document.
DLC Resolutions	the resolutions set out in the Notice of Meeting.
DLC Structure	the arrangements whereby, amongst other things, BHP and Billiton have a unified management structure and the businesses of both BHP and Billiton are managed on a unified basis in accordance with the provisions of the Sharing Agreement.
DLC Structure Principles	the principles which are essential to the implementation, management and operation of the DLC Structure, and which are described in Section 5.5 of this document.
EBIT	operating profit before borrowing costs and income tax expense.
EBITDA	operating profit before depreciation, amortisation, borrowing costs and income tax expense.
Entrenched Provisions	certain significant provisions of the DLC Structure, to be entrenched in the new BHP Constitution.
EPS	earnings per share.
Equalisation Share	the BHP Equalisation Share or the Billiton Equalisation Share (as the context may require).
ESP	BHP's Employee Share Plan.
ESP Shares	BHP Shares issue under the ESP.
ESP Options	options over BHP Shares issued under the ESP.
Equalisation Ratio	the ratio for the time being of (a) the dividend, capital and (in relation to Joint Electorate Actions) voting rights per BHP Share to (b) the dividend, capital and (in relation to Joint Electorate Actions) voting rights per Billiton Share in the Combined Group (which will initially be 1:1).
Exchange Act	United States Securities Exchange Act of 1934, as amended.
ExCo	the Australian company within which the Executive Committee will be established.

Executive Committee	The strategic management committee referred to in Section 5.6(b).
Explanatory Memorandum	this document, other than the letter from the Chairman and the Notice of Meeting.
Financial Year	means the period from 1 July to 30 June.
FTSE	Financial Times Stock Exchange.
Implementation Agreement	the agreement between BHP and Billiton dated 19 March 2001 setting out the terms and conditions for the implementation of the DLC Merger.
Joint Electorate Actions	actions of the kind listed in Section 5.9(b) of this document.
the JSE	the Johannesburg Stock Exchange.
Listing Rules	the official listing rules of the ASX.
the LSE or the London Stock Exchange	London Stock Exchange plc.
Matching Action	any Action in relation to either the holders of BHP Shares or the holders of Billiton Shares whose overall effect is such that, when taken together with an Action taken or to be taken in relation to the holders of the other Company's Shares, is such as to ensure that the economic returns and voting rights in respect of BHP Shares and Billiton Shares are maintained in proportion to the Equalisation Ratio.
Matching Awards	awards over Billiton Shares granted to participants in the Co-Investment Plan, based on their number of Committed Shares.
Meeting	the BHP Extraordinary General Meeting.
Melbourne Time	Australian Eastern Standard Time.
NPAT	net profit after tax.
Performance Rights	performance rights issued under the PSP.
PSP	BHP's Performance Share Plan.
Restricted Share Scheme	The Billiton Plc Restricted Share Scheme.
Restricted Share Scheme Awards	outstanding awards under the Restricted Share Scheme.
S&P	Standard & Poors.
SVC Owner	the legal and equitable owner of the share capital of a Special Voting Company.
Share	a BHP Share or a Billiton Share (as the context may require).
Shareholder	a holder of BHP Shares or a holder of Billiton Shares (as the context may require).
Sharing Agreement	the DLC Structure Sharing Agreement to be entered into between BHP and Billiton pursuant to the Implementation Agreement.
South Africa	The Republic of South Africa.
Special Voting Company	BHP Special voting company or Billiton Special Voting Company (as the context may require).
Special Voting Share	the BHP Special Voting Share or Billiton Special Voting Share (as the context may require).

Special Voting Shares Deed	the SVC Special Voting Shares Deed to be entered into between BHP, Billiton, BHP Special Voting Company, Billiton Special Voting Company and SVC Owner pursuant to the Implementation Agreement.
spin out	a divestment of BHP Steel by way of a reduction or other reorganisation of capital and pro rata distribution of shares to existing BHP Shareholders, or by such other means as BHP may determine.
Subsidiary	in the case of Billiton, a subsidiary undertaking as such term is defined in Section 258 of the Companies Act and, in the case of BHP, a subsidiary as such term is defined in Section 9 of the Corporations Law.
UBS Warburg	UBS Warburg Australia Corporate Finance Limited (ABN 18 053 909 407).
UK City Code	the UK City Code on Takeovers and Mergers.
UK GAAP	generally accepted accounting principles in the United Kingdom.
US GAAP	generally accepted accounting principles in the United States.
US$	United States dollar.
£	United Kingdom pound.
$ (or A$) or cents	is a reference to the lawful currency of Australia, unless the context requires otherwise.
C$	Canadian dollar.

BHP Billiton



GLOSSARY OF TECHNICAL TERMS

Glossary of Technical Terms

The following words and phrases used in this document have their meaning described below (unless the context requires otherwise).

alumina	aluminium oxide.
ball mill	a steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.
beneficiation	treatment of a raw material with the objective of upgrading it by drying, flotation, gravimetric or magnetic separation methods.
BioCOP®	Billiton's proprietary process used in the recovery of copper from sulphide ores.
bio-leaching	processing route using naturally occurring micro-organisms and liquids to produce metal from sulphide ores.
BioNIC®	Billiton's proprietary process used in the recovery of nickel from sulphide ores.
BIOX®	Gencor Limited's proprietary process used in the recovery of gold from sulphide ores.
BioZINC®	Billiton's proprietary process used in the recovery of zinc from sulphide ores.
boe	barrels oil equivalent.
boepd	barrels oil equivalent per day.
bopd	barrels of oil per day.
BORC 1	the Billiton Ore Reserve Code.
Brockman ore	high quality iron ore, principally comprising hematite, found in the Brockman formation of the Hamersley succession in Western Australia.
coking coal	used in the manufacture of coke, which is used in the steelmaking process. *Metallurgical coal* is a broader term which includes all coals used in steelmaking, such as coal used for the Pulverised Coal Injection (PCI) process.
competent person	a person who is a Member or Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM) and/or the Australian Institute of Geoscientists (AIG) with a minimum of 5 years experience which is revelent to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking. If the competent person is estimating, or supervising the estimation of mineral resources, the relevant experience must be in the estimation, assessment and evaluation of mineral resources. If the competent person is estimating or supervising the estimation of ore reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of ore reserves.
crude oil	a mixture of hydrocarbons that exists in liquid form in natural underground reservoirs, and remains liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities. *Condensate* is a liquid and consists of a mixture of hydrocarbons that are recoverable from gas.
cut off grade	minimum grade at which an ore body can be economically mined.
diamond drilling	a rotary type of rock drilling method, that cuts a core of rock that is recovered in long cylindrical sections.
directed reduced iron or DRI	metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. Directed reduced iron can be used as feedstock for steel production.

dry gas	a mixture of hydrocarbon gases, inerts and other gases that are in the gaseous phase at pipeline conditions with no free liquids at operating conditions. It is principally composed of methane, ethane and low levels of propanes and butanes depending upon processing and pipeline specifications. When liquified (e.g. gas exports from the North-West Shelf project), it is called *liquified natural gas* or *LNG*.
energy coal	used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or *thermal coal.*
EMD	electro manganese dioxide.
federal unit	a combination of two or more US Minerals Management Service (MMS) defined blocks approved by MMS in circumstances where it can be demonstrated that the blocks are part of the same geological formation.
ferronickel	a material having a 20 to 50 per cent nickel content with the balance iron and trace elements produced from nickel oxide ore, usually using a reduction kiln and then an electric furnace, as produced at Cerro Matoso. Common forms are granules, ingots or cones.
finmet technology	second generation, fines based, fluid bed reduction technology to process iron ore.
flux	a material added to a furnace to lower the melting point and the viscosity of molten metal, or with the specific intention of forming a slag.
FPSO	floating production storage and offloading facility.
geophysical and geochemical anomalies	any departure from the norm of physical and chemical properties of rocks and minerals, which may indicate the presence of mineralisation in the underlying bedrock.
grades	term used to describe quality of an ore, alloy or metal, usually expressed as a percentage of the primary element.
gravity survey	a scientific method of prospecting that measures the specific gravity properties of rock formations.
greenfield	a newly constructed plant in contrast to an expanded or refurbished existing operation.
g/t	grams per tonne.
'hot briquetted iron' or HBI	densified directed reduced iron where the densification is carried out at a temperature greater than 650 degrees celsius. The resultant product has density greater than 5 grams per cubic centimetre. Hot briquetted iron can be used as feedstock for steel production.
hydrothermal alteration	any physical or chemical change in a rock or mineral subsequent to its formation caused by the circulation of hot fluids through the earth's crust.
indicated resource	that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
inferred resource	that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. This categorisation is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
infill drilling	diamond drilling within a group of previously drilled holes to provide additional geological information to more accurately define the parameters of the mineralisation.
ironsands	sands displaying a high concentration of the mineral titanomagnetite.
ISO	International Standards Organisation.

JORC Code	Australasian Code for Reporting of Mineral Resources and Ore Reserves, September 1999.
kt	kilotonne.
ktpa	kilotonne per annum.
lateritic nickel	nickel derived from laterite which is a concentration of weathered, often hard, material rich in secondary oxides, usually containing quartz or kaolinite. Laterites formed as products are weathering in tropical, warm climates.
LME	London Metal Exchange.
LNG	liquified natural gas.
LPG	liquified petroleum gas, being propane and butane and less than 2 percent, of ethane.
m	million.
magnatic arc	string of volcanic mountains and associated underlying plutons which run along a subduction zone.
Marra Mamba ore	a mixture of hematite and geothite, low in impurities such as silica and alumina, found in the Marra Mamba formation of the Hamersley succession in Western Australia.
measured resource	that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.
mineralisation	the process or processes whereby a mineral or minerals are introduced into a rock.
mineral resource	a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
monzonite	igneous rock consisting of equal amounts of plagioclase and orthoclase feldspar, with ferromagnesian minerals.
mscfd	million standard cubic feet per day.
mtpa	millions of tonnes per annum.
MW	mega watt, unit of electrical power.
open-cast	a method of surface mining used to exploit shallow coal deposits whereby the waste removed is continually placed into the void created by the extraction of the coal itself.
ore reserve	the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proved ore reserves.
oxide leaching	extracting a soluble metallic compound from an oxide ore by selectively dissolving it in a suitable solvent.
pelletising	a process whereby fine ores are agglomerated.
petroleum coke	a residue from the refining of heavy fraction oil into light fraction oil.

probable reserve	the economically mineable part of an indicated and, in some circumstances, a measured resource.
proved reserve	the economically mineable part of a measured resource.
PRRT	Petroleum Resource Rent Tax.
PSC	Production Sharing Contract.
recognised mining professional	a person who has each of the following; (a) a degree or an overseas equivalent in geology, mining engineering or a related discipline relevant to the estimation of the type of mineral resource or ore reserve referred to in the report; (b) at least 5 years experience in the estimation, assessment and evaluation of the type of mineral resource and ore reserve referred to in the report; and (c) membership of a recognised overseas (i.e. outside Australia) professional body that has agreed to sanction the person if the person does not comply with the requirements of the JORC Code.
refractory sulphide	all that resists the action of chemical reagents in the normal treatment process and which may require special processing technology to effect the full recovery of the valuable minerals.
semi-autogenous grinding (SAG)	a method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.
slag	a liquid formed during smelting through the combining of a flux with the waste proportion of the ore.
smelting	the melting of an ore or concentrate to separate valuable from non-valuable components.
supergene enrichment	process in which uplift and erosion brings an orebody in contact with circulating ground waters, which leach the metals and redeposit them below the water table.
SX-EW	abbreviation for Solvent Extraction - Electrowinning which is a metallurgically technique, in which metal is recovered from a leach solution by organic solvent and electrolysis.
tcf	trillion cubic foot.
tonne	a metric tonne, equivalent in weight to 2,204.6 pounds (1,000 kg).
tpa	tonnes per annum.
waste	material of no economic value removed during a mining or beneficiation process.

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BHP Billiton



ANNEXURE A:
BHP INFORMATION

Part 1

Information on BHP

1 Description of BHP's Business

BHP was incorporated in the State of Victoria, Australia, in 1885 and is a global natural resources company with a largely regional steel business. BHP has its headquarters in Melbourne, Australia.

BHP's three principal areas of business are: Minerals (exploration, production and processing (principally coal, copper, iron ore, diamonds, silver, lead and zinc)); Petroleum (hydrocarbon exploration and production); and Steel production. Throughout this section, "Minerals", "Petroleum" and "Steel" are used to refer to BHP's divisions.

Summary Financial Data

The following table summarises the consolidated operating revenue (including investment and other income) of the BHP Group by geographic market and industry and also shows consolidated operating profit by industry for the periods indicated. This information is prepared in accordance with Australian GAAP and is a summary of more detailed financial data. Shareholders should read the whole document and not just rely on key or summary financial data:

	13 months ended 30 June 2000[1]	Year ended 31 May	
		1999	1998
	A$m	A$m	A$m
Operating revenue by geographic market:[2]			
Australia	8,341	8,430	9,375
USA	4,020	3,383	4,780
Japan	3,017	2,815	2,755
Other[3]	8,305	7,293	7,754
Total	23,683	21,921	24,664
Operating revenue by industry:[4]			
Minerals	8,860	9,730	8,600
Steel	8,569	8,158	8,435
Petroleum	5,625	3,203	5,175
Services	824	1,267	2,530
Net unallocated interest	65	111	127
Group and unallocated items	(260)	(548)	(203)
Total	23,683	21,921	24,664
Operating profit by industry:[5]			
Minerals	480	(1,971)	(1,805)
Steel	251	163	278
Petroleum	1,326	232	586
Services	115	270	252
Net unallocated interest	(515)	(449)	(493)
Group and unallocated items	(64)	(554)	(349)
Total	1,593	(2,309)	(1,531)

Notes:

(1) The BHP Group changed its financial year end from 31 May to 30 June with effect from 30 June 2000.

(2) Represents operating revenue by location of customer.

(3) Other includes South Korea, China, Taiwan, UK, the rest of Europe, South East Asia, New Zealand and South America.

(4) Represents external operating revenue only and excludes operating revenue between industry segments.

(5) Operating profit after income tax and abnormals, before outside equity interests.

1.1 Minerals

Minerals produces iron ore, Hot Briquetted Iron ("HBI"), coal, copper concentrate, copper cathode, diamonds, gold, silver/lead concentrate and zinc concentrate. It manages operations in Australia, Canada, Chile, Indonesia, Papua New Guinea, Peru and the US, has interests in iron ore in Brazil and conducts exploration activities in many countries.

Iron Ore

Mt Newman Joint Venture Mines

The Mt Newman project, a joint venture in which BHP Minerals Pty Ltd holds an 85 per cent. interest, is located in the Pilbara region of Western Australia. BHP Iron Ore Pty Ltd manages the Mt Newman project. Other participants and their interests in this venture are Mitsui-Itochu Iron Pty Ltd (10 per cent.) and CI Minerals Australia Pty Ltd (5 per cent.).

Production commenced in 1969. All production is transported for shipment to Port Hedland, Western Australia, on a railway owned by the joint venturers.

During the year ended 30 June 2000, Mt Newman shipments to Japan represented 47.6 per cent. of total despatches. Approximately 6.7 per cent. of shipments were made to BHP's Steel and HBI operations. Sales were also made to South Korea, China, Taiwan, Germany, France, the UK, Romania and Turkey.

Mt Goldsworthy Mines

The Mt Goldsworthy Mining Associates project, a joint venture in which BHP Minerals Pty Ltd holds an 85 per cent. interest, is located in the Pilbara region of Western Australia. BHP Iron Ore Pty Ltd manages the Mt Goldsworthy Mining Associates project. The other joint venture participants, and their interests, are CI Minerals Australia Pty Ltd (8 per cent.) and Mitsui Iron Ore Corporation Pty Ltd (7 per cent.) (the "Japanese Partners").

All production is transported to Port Hedland, Western Australia, on a railway owned by the joint venturers. During the year ended 30 June 2000, Mt Goldsworthy shipments to Japan totalled 49.2 per cent. of sales.

Mining at the Mt Goldsworthy leases is carried out by an independent mining company on behalf of the joint venture.

Yandi Mine

The Yandi project, a joint venture in which BHP Minerals Pty Ltd holds an 85 per cent. interest with the Japanese Partners, is located in the Pilbara region of Western Australia. BHP Iron Ore Pty Ltd manages the Yandi project.

Development of the ore-body commenced in 1991.

During the year ended 30 June 2000, Yandi shipments to Japan represented 52.7 per cent. of total despatches. The Yandi deposits are mined by an independent mining company on behalf of the Yandi joint venture.

Jimblebar Mine

BHP Iron Ore (Jimblebar) Pty Ltd has the mining rights to a number of iron ore deposits located near Mt Newman in Western Australia. The most significant of these is the Jimblebar mine which is wholly owned by BHP.

Jimblebar is mined by an independent mining company on behalf of BHP.

Western Australian Iron Ore Asset Development Projects

Mining Area C is BHP's next major iron ore resource development utilising the largest undeveloped Marra Mamba resource in the Pilbara. The project involves developing mine infrastructure and a rail spur link to the existing Yandi/Newman railway and is currently in pre-feasibility stage. BHP Minerals Pty Ltd and Pohang Iron & Steel Co Ltd ("POSCO"), the world's largest steel maker, have signed a letter of intent to enter into a joint venture to develop and operate one of the deposits at Mining Area C.

Samarco

BHP owns 50 per cent. of Samarco Mineração S.A. (''Samarco''), a Brazilian company. The remaining interest is held by Sociedade Anomima Mineração da Trindade-Samitri, a subsidiary of Companhia Vale do Rio Doce.

Samarco operates an open-pit iron ore mine and concentrator at Germano and pelletising operations and a port at Ponta Ubu in Brazil. Except for minor trial cargoes and pellet screenings, all sales are under multi-year contracts.

At the mine, the concentration plant is capable of an annual production of 14.3 million tonnes of iron ore concentrate. At Ponta Ubu, the pelletising plant has an annual production capacity of 12.2 million tonnes of pellets and up to 1.1 million tonnes of concentrate.

Caemi

BHP announced on 12 February 2001 that it had entered into an agreement to acquire a 20 per cent. equity interest in Brazilian company Caemi Mineração e Metalurgia S.A. (''Caemi'') from the current controlling shareholders for a consideration of US$332 million. The 20 per cent. equity interest comprises 60 per cent. of the voting capital in Caemi. Caemi is a diversified company with interests in iron ore, kaolin and transport and logistics. BHP also announced that following completion of the acquisition it will make a delisting tender offer for preferred shares subject to Caemi shareholder approval. The tender offer will be subject to the prior approval of Comissao de Valores Mobiliarios — CVM (the Brazilian Securities Commission).

Completion of the acquisition is subject to competition law approval by the European Commission and the waiver, or non-exercise, by Mitsui & Co. Ltd, of its right of first refusal. If the conditions are satisfied and the acquisition is completed, the total equity ownership interest of Caemi will be: BHP 20 per cent. (60 per cent. of voting capital). Mitsui & Co. Ltd. 40 per cent. (40 per cent. voting capital), and institutional and general public 40 per cent. free float (60 per cent. non voting capital).

Waikato North Head Mine

The Waikato North Head iron sand mine is operated by, and supplies all its production to, New Zealand Steel (''NZS''). NZS has an exclusive licence with the New Zealand Government to mine iron sands for a period of 100 years, commencing in 1966.

Taharoa Mine

The site of the Taharoa iron sand mine is leased by its Maori owners to NZS for a period of 70 years, commencing in 1972. The mine is operated by NZS and exports all of its production.

The table below sets out a summary of production for each of BHP's iron ore mines and for iron sands.

Iron Ore Production

BHP share of production[1]

	BHP Interest	6 months ended 31 December 2000	6 months ended 31 December 1999	13 months ended 30 June 2000[2]	Year ended 31 May 1999
	(per cent.)				
Iron ore ('000 tonnes)					
Mt Newman (Australia)	85	10,685	8,344	20,029	23,743
Jimblebar (Australia)	100	2,307	2,471	5,212	5,271
Mt Goldsworthy (Australia)	85	3,245	3,505	6,377	5,213
Yandi (Australia)	85	12,093	9,973	22,323	21,416
Whyalla (Autstralia)	100			3,115	2,939
Samarco (Brazil)[3]	50	3,638	3,220	7,057	5,084
BHP Total Iron Ore		31,968	27,513	64,113	63,666
Iron sands ('000 tonnes)	100	1,299	1,230	2,847	2,248

Notes:

(1) Mine production figures for iron ore represent production of saleable quantities of ore.

(2) BHP announced on 17 December 1999 that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000.

(3) Production statistics relate to pellet feed and pellets.

Coal

Queensland Coal

BHP manages and part owns coal mines (nine open-pit, two underground) and one port in the Bowen Basin, Queensland, Australia. The majority of production is of high-quality metallurgical coal used for steel production although some thermal coal is also produced.

In November 2000, BHP and Mitsubishi Development Pty Ltd (''Mitsubishi'') jointly acquired effective control of QCT Resources Ltd (''QCT''). QCT owns the South Blackwater mine as well as interests in the Central Queensland Coal Associates (''CQCA'') and Gregory joint ventures. The acquisition brought BHP's total interest in the CQCA Joint Venture to 68.285 per cent., and in the Gregory Joint Venture to 80.325 per cent., as well as giving BHP a 50 per cent. interest in the South Blackwater operation.

On 28 March 2001 BHP and Mitsubishi announced an intention to move to equal ownership interests in the CQCA and Gregory joint ventures. This was a further step in the strategic alliance formed between BHP and Mitsubishi at the time of the joint acquisition of QCT. BHP and Mitsubishi are working to conclude the transaction by 30 June 2001 subject to regulatory approvals. After this transaction BHP's interest in the CQCA and Gregory joint ventures and the South Blackwater mine will be 50 per cent.. BHP and Mitsubishi will have joint operational control of the CQCA, and Gregory, joint ventures and South Blackwater assets and will jointly market the coal produced. The agreement between BHP and Mitsubishi will result in the transfer of 18.285 per cent. of the CQCA joint venture and 30.325 per cent. of the Gregory joint venture from BHP to Mitsubishi for the sum of A\$1.005 billion.

CQCA operates five open-pit mines (Blackwater, Goonyella, Peak Downs, Saraji and Norwich Park) and port facilities at Hay Point.

The Gregory Joint Venture operates two coal mines. One is an open-pit mine, Gregory, and the other an underground mine, Crinum.

BHP has been managing the South Blackwater mine operation since shortly after BHP and Mitsubishi acquired effective control of QCT. BHP and Mitsubishi are currently working through the process of integrating the open-pit operations of the Blackwater and South Blackwater mines.

Metallurgical coal from the Gregory and CQCA mines is sold primarily to Japanese, other Asian, European and South American steel producers under term contracts of varying lengths. In the period from 1 July 2000 to 28 February 2001 approximately 31 per cent. of all shipments were to Japan and approximately 28 per cent. to western Europe and Africa. Prices are generally determined annually. Some sales are also made on the spot market.

BHP has an 80 per cent. interest in BHP Mitsui Coal Pty Ltd (''BHPMC''). The remaining interest is held by Mitsui & Co Ltd Group. BHP manages BHPMC's coal mines at Riverside, in Queensland, Australia. South Walker Creek Mine (''SWC''), also in Queensland is operated by Thiess Ltd under a contract mining agreement made 30 November 2000, for a term of two years. Riverside, commissioned in 1983, is an open-pit mine producing metallurgical coal. SWC commenced production as an operational mine in 1998. It is an open-pit mining operation, producing pulverised coal injection fuel, weak metallurgical coal and energy coal. In the period from 1 July 2000 to 28 February 2001 38 per cent. of shipments were to Japanese customers and 39 per cent. to western Europe and Africa.

Based on current plans for future open cut production, reserves presently dedicated to the Riverside mine will be exhausted in 4.5 years. Reciprocal arrangements are in place whereby Riverside mine and the adjacent Goonyella mine share employees, some infrastructure and some facilities. Riverside also mines some of Goonyella's coal on a royalty basis.

Illawarra Coal

BHP owns and operates five underground coal mines (Appin, Tower, Cordeaux, Elouera and West Cliff) in the Illawarra region of NSW, Australia, that produce coal primarily suitable for coking. The operations of the Cordeaux Colliery have been placed under care and maintenance from April 2001. The majority of metallurgical coal produced at Illawarra Coal is consumed at the BHP steelworks at Port Kembla, NSW and the OneSteel Ltd steelworks at Whyalla, South Australia, with the remainder exported. The middlings by-product is sold into the export energy market.

In conjunction with a subcontractor, coal bed methane gas from three mines is converted into electricity and sold to a power utility.

BHP is a one-sixth shareholder in Port Kembla Coal Terminal Limited which operates a coal terminal at Port Kembla in NSW. BHP is also responsible for the management of the terminal.

BHP has recently submitted an Environmental Impact Statement to the NSW Department of Urban Affairs and Planning in respect of the Dendrobium project, a replacement underground mine for Elouera. Elouera will cease longwall operations in 2004 owing to reserves depletion. Dendrobium would be a modern longwall mine producing 3.5 to 4.5 million tpa with a startup capital requirement of approximately A$130 million. It is expected to go to the BHP Board for approval by mid 2002.

Kalimantan Coal

BHP holds 80 per cent. of the shares in PT Arutmin Indonesia, which operates two thermal coal mines (Senakin and Satui) in southern Kalimantan, Indonesia, and an 80 per cent. beneficial interest in PT BHP Kendilo Coal Indonesia that has a thermal coal project in eastern Kalimantan, Indonesia.

In May 2000, PT Arutmin Indonesia signed an agreement with PT Thiess Contractors Indonesia to contract out the mining operations at Senakin and Satui mines. Contract mining commenced in June 2000. The Coal Contract of Work with the Indonesian Government requires that equity held by the foreign shareholder in PT Arutmin Indonesia be offered to Indonesians from 1994 onwards. Under this agreement, 51 per cent. of the shares in PT Arutmin Indonesia was required to be offered to Indonesians by the end of calendar year 1999 in specific intervals. This amount is currently satisfied as to 20 per cent. by the shareholding of PT Bakrie and Brothers and by the fact that on 26 May 2000, a 31 per cent. interest was offered to five Indonesian entities who had three months to accept as per the terms of the Coal Contract of Work. No acceptances were received for the offer. The Coal Contract of Work requires another offer of 31 per cent. to be made in 2001 and BHP is looking at and discussing its options for complying with this requirement. The Coal Contract of Work also sets out the basis for establishing the offer price. BHP has submitted a proposed price to the Indonesian Government and is awaiting a response.

Navajo Mine

The Navajo surface coal mine, which is located in the Navajo Nation, New Mexico, US, has been in operation since 1963 under a long-term lease from the Navajo Nation. The Navajo mine has the capacity to produce 8 to 9 million tpa and is the sole supplier of coal to the Four Corners Power Plant operated by the Arizona Public Service Company. The coal is sold under two contracts, each continuing until the end of 2004, with a right at the customer's option to extend for up to an additional 15 years. The bulk of the power generated at the Four Corners Power Plant is sold in California and Arizona. The State of California recently deregulated its electricity markets and the State of Arizona passed an electricity deregulation bill which calls for full deregulation by 1 January 2003.

San Juan/La Plata Mines

The San Juan mine located in New Mexico, US, commenced operations in 1974 and, under the lease arrangements applicable to the mine, BHP is permitted to mine the properties as required to meet its coal sales obligations. BHP has entered into a coal sales contract for the supply of coal to the San Juan Generating Station ("SJGS") operated by the Public Service Company of New Mexico. Under this fuel supply contract, BHP will supply coal until the end of 2017, when the contract expires.

The La Plata mine, located north-east of the San Juan mine, provides an additional source of coal which is supplied under contract to the SJGS. This mine began production in August 1986. Under the La Plata mine lease arrangements, BHP is permitted to operate the mine as required to meet its contractual obligations.

The bulk of the power generated at the SJGS is sold in New Mexico, Arizona and California. The State of New Mexico has passed an electricity deregulation bill that will deregulate electricity sales in 2007.

In October 2000 BHP announced approval for the development of the San Juan Underground mine to replace production from the existing San Juan and La Plata surface mines. Full production is expected in late 2002 after a two year construction period. Annual production will be 6.5 million short tons (5.9 million metric tons) and capital expenditure is estimated at US$148 million. The San Juan underground development will significantly reduce the cost of coal supplied to the SJGS thereby increasing their competitiveness in the increasingly deregulated western US power market.

The table below sets out a summary of production at each of BHP's coal mines.

Coal Production

BHP share of production[1]

	Coal Type	BHP Interest per cent.	6 months ended 31 December 2000	6 months ended 31 December 1999	13 months ended 30 June 2000[2]	12 months ended 31 May 1999
Queensland coal production ('000 tonnes)						
CQCA Joint Venture						
Goonyella	Met	52	1,888	1,752	3,750	3,687
Peak Downs	Met	52	1,779	1,774	3,875	3,301
Saraji	Met	52	1,040	1,098	2,567	2,516
Norwich Park	Met	52	914	1,085	2,248	1,747
Blackwater	Met/Th	52	2,132	1,777	3,781	2,984
Total CQCA JV			7,753	7,486	16,221	14,235
Gregory Joint Venture						
Gregory	Met/Th	64	407	550	860	894
Crinum	Met/Th	64	1,414	1,094	2,705	1,614
Total Gregory JV			1,821	1,644	3,565	2,508
BHP Mitsui Coal						
Riverside[3]	Met	80	1,472	1,547	3,109	2,956
South Walker Creek[3]	Met/Th	80	1,467	1,276	2,746	2,040
Moura[3][4]	Met/Th	80	—	554	869	3,545
Total BHP Mitsui Coal			2,939	3,377	6,724	8,541
Queensland — QCT Resources Limited						
CQCA JV	Met/Th	16	732			
Gregory Joint Venture	Met/Th	16	173			
South Blackwater	Met/Th	50	355			
Total QCT[5]			1,260			
Total Queensland coal			13,773	12,507	26,510	25,284
USA coal production ('000 tonnes)						
San Juan	Th	100	3,377	2,915	6,515	6,484
Navajo	Th	100	3,662	4,433	8,986	7,876
Total USA coal			7,039	7,348	15,501	14,360
Illawarra coal production ('000 tonnes)						
Illawarra Collieries	Met/Th	100	3,066	3,060	6,892	6,821
Indonesian coal production ('000 tonnes)						
Senakin[6]	Sub-Bit	80	1,974	2,158	4,364	3,568
Satui[6]	Sub-Bit	80	1,730	1,628	3,335	2,251
Petangis[6]	Sub-Bit	80	456	454	983	802
Total Indonesian coal			4,160	4,240	8,682	6,621
Total BHP Coal			28,038	27,155	57,585	53,086

Notes:

(1) Represents production of saleable quantities of coal.

(2) BHP announced on 17 December 1999 that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000.

(3) Production shown at 100 per cent. Outside equity interest is 20 per cent.

(4) Sale of Moura Mine was effective 20 August 1999.

(5) Represents BHP's equity interest in MetCoal Holdings (50 per cent.). MetCoal Holdings is owned equally by BHP and Mitsubishi. MetCoal Holdings acquired QRL in November 2000. In March 2001, BHP and Mitsubishi announced an intention to move to equal ownership in CQCA and Gregory Joint Ventures. BHP's equity interest in CQCA will move to 50 per cent. and to 50 per cent. in Gregory Joint Venture. The transaction is scheduled to be effective 30 June 2001.

(6) Production reported at 86.5 per cent, after allowing for the Indonesia state-owned corporation's 13.5 per cent. share of all production.

Copper

Escondida Mine

BHP holds a 57.5 per cent. interest in Escondida, an open-pit copper mine in northern Chile. The other owners are affiliates of Rio Tinto plc (30 per cent.), Mitsubishi Corporation (6 per cent.), Mitsubishi Materials Corporation (2 per cent.), Nippon Mining and Metals Company Limited (2 per cent.) and the International Finance Corporation (2.5 per cent.). About 50 per cent. of the currently installed concentrate production capacity to the year 2002 has been committed under contracts to smelter companies in Japan, Germany, Finland and Chile.

Total production capacity is 849,000 tpa of copper contained in concentrate and cathode at the current head grade conditions. Mine equipment and mill facilities support a nominal capacity of 710,000 tpa of copper contained in concentrate. The oxide leach plant, commissioned 1 December 1998, has a capacity of 139,000 tpa of copper contained in cathode. The Phase IV expansion approved in November 2000, will increase the capacity of ore processing facilities by 85 per cent., resulting in an average increase in copper production of 400,000 tpa and boosting average total production to 1.2 million tpa over the first five years of full production.

Letters of intent for the additional sales associated with the Phase IV expansion have been signed to cover all of the forecast incremental production. Approximately 60 per cent. of the incremental sales have already been converted to firmly contracted sales.

Ok Tedi Mine

BHP Minerals Holdings Pty Ltd holds 52 per cent. of the shares in Ok Tedi Mining Limited (''OTML'') which operates the Ok Tedi copper and gold mine in Papua New Guinea (''PNG''). BHP also provides management services to OTML under a management agreement. The other equity participants, and their interests, in this project are the Independent State of Papua New Guinea (the ''State'') (20 per cent.), Inmet Mining Corporation of Canada (18 per cent.) and Mineral Resources Ok Tedi No. 2 Limited (10 per cent.), a company wholly owned by the State.

The principal mining lease was granted in 1981 for 21 years with a right of renewal for an additional 21 year period.

Sales are made under long-term contracts to smelters in Japan, Korea, Australia and Europe covering approximately 60 per cent. of current output. Annual sales to merchants account for 20 per cent. of the remainder and the balance is placed in the spot market.

Statutory compliance

OTML operates the Ok Tedi international compliance with applicable law and licences. OTML has submitted to the State a required 10 year mine closure and rehabilitation plan and a discussion paper on Social and Sustainable Development Issues associated with mine closure. OTML's accounts carry provision for implementation of reasonable mine closure and rehabilitation works.

Environmental issues

Following the collapse of a proposed tailings dam during the construction phase of the project, the State authorised the mine to discharge mine waste to the Ok Tedi river system. In the early 1990s, unexpected and significant environmental impacts became apparent in the lower Ok Tedi arising from river bed aggradation leading to prolonged overbank flooding which affected plant life and fish numbers. Legal actions on behalf of affected communities in this area were commenced against BHP and OTML in 1994. These actions were settled in 1996.

In 1996, OTML identified four mine waste management alternatives for investigation: to conduct a dredge trial in the lower Ok Tedi; to dredge and pipe tailings to a formed storage area; to do neither; and to close the mine early.

A dredging trial in the lower Ok Tedi commenced in March 1998. This trial is continuing and at the end of June 2000 a total of 34.2 million tonnes of sand and gravel had been dredged from the Ok Tedi for on-land storage and rehabilitation.

OTML also commissioned further environmental, engineering and social investigations to improve knowledge and reduce uncertainty surrounding the identified waste management options. The outcome of these investigations and a peer review process which were publicly reported in August 1999 indicated that the environmental impact of the mine was predicted to be significantly greater than previously expected. New hydrological modelling shows the rise in the riverbed of both the Ok Tedi and the Fly River, and consequent over-bank flooding, is likely to expand the area currently experiencing vegetation dieback into forested zones along the middle Fly River. OTML monitoring has indicated that areas affected by flooding will progressively re-establish with flood tolerant plant species. The risk assessment concluded that none of the options examined offers a clear solution to the environmental impacts of the mine and that social issues were what differentiated the four options studied. Early closure of the mine would severely affect national and provincial economies and have a significant impact on the social stability and well being of the affected communities, but at the same time would accelerate the recovery of the river system. Of the other options, the storage of piped tailings would create social problems in the river communities because of the amount of land required and the potential for acid generation from tailings impoundments. While the early results of the dredging trial are encouraging, the hydrological model suggests that over the remaining mine life the dredge option will deliver only marginal overall environmental benefits.

Community compensation

Under compensation arrangements introduced by the State in 1995, OTML paid an initial lump sum and will continue to make annual payments during the life of the Ok Tedi mine to a designated authority. Estimated total payments over the life of the mine will approximate Kina 110 million (approximately A$66 million at the exchange rate as at 27 March 2001). The designated authority is required to distribute these payments to residents along the Ok Tedi and Fly Rivers. Under a May 1997 agreement with the Lower Ok Tedi communities, OTML will make annual payments aggregating Kina 40 million (approximately A$24 million at the exchange rate as at 27 March 2001) over the life of the mine to landowners, land users and the Future Generations Fund of the Alice River Trust. These payments are additional to any benefits available to these communities under the 1995 compensation arrangements.

A programme of community consultations sponsored by the State and intended to achieve mine continuation agreements covering the remaining mine life is currently under way. These agreements are likely to include commitments to additional programmes directed at achieving sustainability by the end of mine life.

Legal claims

In April 2000, two legal actions were commenced in Australia in the Victorian Supreme Court against OTML and BHP in relation to the Ok Tedi Mine. They are described in paragraph 6.2 of Section 9.

Mitigation options

The State invited the World Bank to review the final reports from OTML's 1999 investigations. The World Bank reported to the PNG Government in February 2000 and the PNG Government made the report public in May 2000. Extensive consultations are continuing with the PNG Government, the Provincial Government, communities surrounding the mine and along the Ok Tedi and Fly River as well as OTML's shareholders. Options for the future will require weighing environmental outcomes with social and economic outcomes while working to secure a sustainable future for the Western Province and the people living near the mine and along the Ok Tedi and Fly River. As part of this process, the State has established a Central Agencies Co-Ordinating Committee Task Force ("Task Force") to examine the economic, social and environmental implications of the options open to the State regarding the future of the mine. The State has directed OTML to continue to operate the mine pending completion of the Task Force process.

BHP has informed the State and Inmet Mining of its intention to withdraw from OTML. The State has endorsed negotiations on BHP's withdrawal from OTML and also announced that independent legal and technical advice would be sought in order to assess the economics of the project and BHP's withdrawal proposals.

Tintaya Mining Operations

BHP holds a 99.5 per cent. interest in Tintaya, an open-pit copper mine in southern Peru. The remaining interest is held by Peruvian shareholders. Approximately 40 per cent. of copper production for fiscal year 2002 is committed under short-term contracts with merchants. Most of this output will be delivered to smelter companies in South America, Europe and Asia. Of the remaining output, 40 per cent. is committed under long-term contracts with smelters in Japan, Brazil and China with the remainder being allocated to the spot market.

Total annual production capacity is 121,000 tonnes of copper contained in concentrate. Increasing ore grades will see annual sulphide concentrate copper production increase from 89,000 tonnes in the year ended 30 June 2001 to 121,000 tonnes in the year ended 30 June 2005. Annual production will thereafter decrease through to the end of the life of the mine in the year ended 30 June 2009. Current annual leach production estimates are 34,000 tonnes of cathode copper per year. The construction of the oxide leach plant commenced in February 2001.

North American copper assets

On 25 June 1999, BHP announced that it would suspend operations at its North American copper operations. The North American copper assets (located in Arizona and Nevada) continue on care and maintenance for a transitional period while various closure options and other alternatives are simultaneously evaluated. Assets in the Pinal Creek area of Arizona form part of the North American copper assets. The Pinal Creek area is a historic copper mining area in which BHP and its predecessors and a number of other mining companies have been mining for over 50 years. As a result it is environmentally sensitive.

The table below sets out a summary of production from BHP's copper/gold interests.

Copper/Gold Production

BHP share of production[1]

	BHP Interest	6 months ended 31 December 2000	6 months ended 31 December 1999	13 months ended 30 June 2000[2]	Year ended 31 May 1999
	(per cent.)				
Copper ('000 tonnes)					
Escondida (Chile)	58	264	266	573	515
Ok Tedi (Papua New Guinea)[3]	52	107	90	203	198
Tintaya (Peru)	99.5	48	44	93	71
USA[4]	100	14	17	47	202
BHP Total		433	417	916	986
Gold ('000 ounces)					
Escondida (Chile)	58	38	41	82	87
Ok Tedi (Papua New Guinea)[3]	52	275	181	477	497
Tintaya (Peru)	99.5	14	21	41	34
USA[4]	100	—	—	5	92
BHP Total		327	243	605	710

Notes:

(1) Mine production figures for minerals refer to the total quantity of metal produced in concentrates and cathodes.

(2) BHP announced on 17 December 1999 that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000.

(3) Shown at 100 per cent. from 1 October 1993, being the date that BHP increased its equity interest (ordinary shares) from 30 per cent. to 60 per cent. During 1999, negotiations between existing shareholders in relation to reorganisation of equity interests were completed. BHP now holds a 52 per cent. equity interest.

(4) In June 1999, BHP announced that cessation of its Northern American copper operations would occur during the August quarter of 1999.

Silver, Lead, Zinc

Cannington

Cannington is a silver/lead/zinc deposit in North-West Queensland, Australia. BHP's Cannington mine is one of the world's leading producers of silver and primary lead concentrate, with a customer base encompassing Australia, Asia and Europe. The operation is recognised as a market leader in traded lead concentrates.

Surface exploration is continuing on a number of geophysical and geochemical anomalies in the mine lease area. During 2000 a major airborne gravity survey was completed over the mine lease and BHP-held areas to the south of the mine lease. A substantial surface diamond drilling programme is underway to test these anomalies.

Cannington's lead concentrate production for year ended 30 June 2002 is fully committed under long-term contracts with smelters in Australia, Korea, Japan & Europe. Approximately 90 per cent. of the zinc concentrate production is similarly committed over the same period with the balance being allocated to the spot market.

The table below sets out a summary of production from BHP's silver, lead and zinc interests.

Silver, Lead and Zinc Production

BHP share of production[1]

	BHP Interest	6 months ended 31 December 2000	6 months ended 31 December 1999	13 months ended 30 June 2000[2]	Year ended 31 May 1999
	(per cent.)				
Silver ('000 ounces)					
Cannington (Australia)	100	16,389	13,602	31,732	22,090
Lead ('000 tonnes)					
Cannington (Australia)	100	106	96	215	150
Zinc ('000 tonnes)					
Cannington (Australia)	100	37	32	66	44

Notes:

(1) Mine production figures for Cannington refer to the total quantity of metal produced in concentrates.

(2) BHP announced on 17 December 1999 that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000.

Diamonds

EKATI[TM] *Diamonds*

BHP has a 51 per cent. interest in the EKATI[TM] Diamond Mine in the Northwest Territories in Canada through its wholly-owned subsidiary, BHP Diamonds Inc. The other participants in the core zone joint venture are Dia Met Minerals Ltd (29 per cent.), Charles E. Fipke (10 per cent.) and Stewart L. Blusson (10 per cent.). The other participants in the buffer zone joint venture are Archon Minerals Limited (31.2 per cent.), Charles E. Fipke (10 per cent.) and Dia Met Minerals (NWT) Limited (7.8 per cent.).

In May 1998, the participants agreed that BHP would act as sales representative for the project for five years from 1 November 1997. In July 1999, BHP Diamonds Inc., for itself and the other participants, signed an agreement with De Beers Centenary for the sale of 35 per cent. of the run-of-mine production from the EKATI[TM] diamond mine over a three year period. Regular sales to De Beers began in January 2000.

On 3 April 2001 BHP announced a cash offer of C$21.00 per share for all of the outstanding Class A and Class B Shares of Dia Met Minerals Ltd. (''Dia Met'') which values Dia Met's equity at C$687 million. The offer is supported by the Dia Met Board of Directors. In addition, major Dia Met shareholders who together own approximately 20 per cent. of the Class A and 39 per cent of the Class B Shares have irrevocably agreed to tender their shares to the offer. The offer is conditional on BHP acquiring at least 75 per cent. of each class on a fully diluted basis. The offer is subject to some regulatory approvals.

The table below sets out a summary of production from BHP's diamond interests.

Diamonds Production

BHP share of production

	BHP Interest	6 months ended 31 December 2000	6 months ended 31 December 1999	13 months ended 30 June 2000[1]	Year ended 31 May 1999
	(per cent.)				
Diamonds ('000 carats)					
EKATI™ (Canada)[2]	51	626	635	1,417	663

Notes:

(1) *BHP announced on 17 December 1999 that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000.*

(2) *EKATI™ Diamonds was commissioned during October 1998.*

HBI

Port Hedland HBI

The HBI plant at Port Hedland, owned and operated by BHP Direct Reduction Iron Pty Ltd (''BHP DRI'') undertakes secondary processing of raw iron ore, purchased from BHP Iron Ore's West Australian operations, using Finmet technology to convert iron ore into iron briquettes for use in electric-arc and blast furnaces. Briquettes are exported to Indonesia, China, Korea and within Australia to BHP Steel Port Kembla.

Following the commencement of trials on Train 1, Trains 2-4 were brought on stream progressively from April 1999. The plant encountered process difficulties in its first full year of operation. Technical process problems during the processing of iron ore fines caused blockages and restricted production. Following the difficulties encountered in processing trials and a resulting lower long-term production capacity, the forecast carrying value analysis recommended a further writedown of the plant. The full project cost of A$2.5 billion has now been written off. Additional process development trials commenced in April 2000 following the approval of A$46 million capital expenditure to rectify the technical difficulties. The trials were assessed in December 2000 and BHP decided to continue to operate the plant subject to further future assessments of performance and testing of validity of trial assumptions.

BHP DRI is party to a number of take or pay contracts for supply of products/services to the HBI plant. Some of these contracts are guaranteed by other BHP Group companies. BHP estimates that closure of the plant would expose BHP DRI to a maximum mitigated NPV liability in respect of these contracts of approximately A$500 million.

Orinoco HBI

In 1997, BHP entered into a joint venture agreement with International Briquettes Holding (a subsidiary of Siderurgica Venezolana SACA) by which BHP became a 50 per cent. shareholder in Operaciones RDI, Orinoco Iron and Brifer. Brifer is a Barbados based technology company which co-owns the Finmet technology jointly with Voest Alpine Industrieanlagenbau GmbH.

Operaciones RDI operates a Fior HBI plant located in Puerto Ordaz, Venezuela that is over 20 years old with an annual production capacity of 400,000 tpa of HBI. Orinoco Iron has constructed a new production facility in Puerto Ordaz using the Finmet technology (the ''Finmet Plant'').

In March 2001, BHP announced it would write-off its equity investment in the Finmet Plant, cease any further investment and raise provisions to support BHP's total financial obligations in relation to the asset.

The financial consequences of BHP's decision are a write-off of the carrying value of the asset of US$168 million, the raising of a provision to cover its financial liability to the banks of US$313 million, including interest costs, and legal, direct and indirect costs amounting to US$34 million. This will result in an after tax charge of approximately US$410 million. The charge was taken in the quarter ending 31 March 2001.

Minerals Development

Minerals' exploration and resource development expenditure was A$110 million in the year ended 30 June 2000. Copper, diamonds and coal were the primary targets. Exploration programmes are in place for a range of other minerals including nickel, zinc, iron ore and gold. BHP conducts mineral exploration programmes in Australia, North and South America, Africa, Asia and other parts of the world. In addition to conducting exploration on projects held in its own right, BHP also explores in joint ventures with both large and junior companies and with government entities.

BHP has successfully developed the world's first airborne gravity gradiometer system for mineral and hydrocarbon exploration. Two airborne gravity gradiometer systems were developed with Lockheed Martin and are currently deployed for mineral exploration. One system is flying in Canada undertaking exploration for diamonds and the other is in Australia targeting iron oxide, copper-gold, iron ore and other mineral deposits.

Environmental regulation

Minerals believes its operations comply in all material respects with applicable laws and regulations relevant to the protection of the environment. Environmental experts are employed to advise it on technical and regulatory matters relevant to the environmental management of its operations and prospects. Minerals continues to invest in plant and equipment to ensure that it complies with its obligations under environmental laws and regulations and will continue to incur compliance costs in future years. The costs of future compliance or further investment required to meet environmental laws and regulations are difficult to estimate, but are considered unlikely to have a material adverse effect on BHP's financial position or results of operations.

Certain environmental issues and developments are summarised below.

- In January 1998, BHP divested the EMD business at Newcastle, NSW. As part of the transaction, a guarantee was issued by BHP to the purchaser Delta Electrical Industries Ltd covering obligations under the sale agreement. The transaction was an asset sale and the guarantee is not limited in amount but is limited in time until 28 December 2027. BHP's obligations under the guarantee relate to any prior contamination of the ground both at the facility site and Kooragang Island at Newcastle, the waste disposal site. The facility was built on reclaimed Steel land. It is not possible to accurately determine the potential liability at any point in time during the term of the guarantee; however, Minerals considers that the cost, if any, will not be likely to have a material adverse effect on BHP's financial position or results of operations.

- The Queensland Government is drafting amendments to the Environmental Protection Act 1994 (Qld) which will define a new environmental regulatory regime for the mining industry in Queensland. The proposed nature and degree of regulation under the new regulatory regime are still not fully defined, but there is a possibility that much more stringent environmental regulation of mining projects will result, with associated additional incremental costs.

Ore reserves and mineral resources

BHP's estimates of ore reserves and mineral resources presented in this report have been produced using the standards for reporting and classification set out in the Australasian Code for Reporting of Mineral Resources and Ore Reserves, September 1999 (the ''JORC Code'') as required by the Australian Stock Exchange Limited. An extensive review of all of BHP's ore reserves and mineral resources has been completed to confirm that the classification and reporting complies with the JORC Code. In the international mining community, the JORC Code is now widely recognised as the best practice for reporting of ore reserves and minerals resources and is BHP's preferred reporting basis.

The information in this report relating to mineral resources and ore reserves is based on information compiled by ''competent persons'' (named in the tables), who are all members of the Australasian Institute of Mining and Metallurgy or the Australasian Institute of Geoscientists. All Competent Persons are full time employees of BHP or related entities, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person.

Ore reserves and mineral resources are presented in the accompanying tables, subdivided into Minerals and Coal. Separate tables report the ore reserves, and the total mineral resources inclusive of those mineral resources modified to produce the ore reserves, for each of Minerals and Coal.

An estimate of a mineral resource is founded on a judgement (albeit preliminary) by the relevant Competent Person in respect of technical and economic factors likely to influence the prospect of economic extraction, including the approximate mining parameters. Mineral resources should be viewed as realistic inventories of mineralisation which under assumed and justifiable technical and economic conditions, might, in whole or in part, become economically extractable.

All Resource and Reserve figures are reported in 100 per cent. terms with BHP's share indicated in the table. The estimates, with the exception of Escondida, are as at 30 June 2000. Escondida's mineral resource and ore reserve estimates have been updated as of 30 December 2000 and were released to the ASX during January 2001. All tonnes and grade information has been estimated more precisely than the rounded numbers that are reported, hence small differences may be present in the totals.

Ore Reserves (Minerals and Metals) as at 30 June 2000 unless otherwise noted

Commodity/Deposit	Ore type	Proved Ore Reserve Tonnes (millions)	Grade			Probable Ore Reserve Tonnes (millions)	Grade			Total Ore Reserves Tonnes (millions)	Grade			Average Mill recovery per cent.	BHP Interest per cent.	BHP's share of Recoverable Metal	Competent Person

Copper

			per cent. TCu	per cent. SCu	g/tAu		per cent. TCu	per cent. SCu	g/tAu		per cent. TCu	per cent. SCu	g/tAu				
Escondida[1]	Sulphides	984	1.31	—	—	631	1.08	—	—	1 615	1.22	—	—	87	57.5	9,664 (Kt)Cu	S.Brennan
(as at 31 Dec 2000)	Low Grade	219	0.62	—	—	257	0.62	—	—	476	0.62	—	—	80	57.5	1,325 (Kt)Cu	S.Brennan
	Oxides	124	—	0.71	—	95	—	0.64	—	219	—	0.63	—	85	57.5	664 (Kt)Cu	S.Brennan
Ok Tedi[2]		270	0.90	—	0.96	34	0.66	—	0.73	304	0.87	—	0.93	variable	52	2,174 (Kt)Cu	D.Munter, S.Green
Tintaya	Sulphides	52	1.57	—	0.24	0	0.76	—	0.17	53	1.57	—	0.24	variable	100	694 (Kt)Cu	R.Husler, P.Dupree
	Oxides	16	1.62	1.44	—	7	1.66	1.44	—	22	1.63	1.44	—		100	248 (Kt)Cu	R.Hasler, P.Dupree

Silver Lead Zinc

			g/tAg	per cent. Pb	per cent. Zn		g/tAg	per cent. Pb	per cent. Zn		g/tAg	per cent. Pb	per cent. Zn	Ag,Pb,Zn		Ag(Moz),Pb(Kt),Zn(Kt)	
Cannington[3]		5.5	578	13.1	5.7	2.0	546	10.9	4.5	7.5	570	12.5	5.4	85,88,75	100	116.7,819,303	S.Jeffrey, M.Bloss

Iron Ore

			per cent. Fe	per cent. P			per cent. Fe	per cent. P			per cent. Fe	per cent. P					
Mt Newman JV[4]	B loP HG	479	65.0	0.05		165	65.3	0.05		644	65.1	0.05			85		P.Schultz
	B loP LG	214	58.5	0.08		78	58.2	0.09		292	58.4	0.08			85		P.Schultz
	B hiP HG	134	63.0	0.12		6	61.5	0.12		141	62.9	0.12			85		P.Schultz
	B hiP LG	61	59.7	0.12		—	—	—		61	59.7	0.12			85		P.Schultz
	M loP HG	81	62.3	0.07		—	—	—		81	62.3	0.07			85		P.Schultz
	M loP LG	12	59.1	0.06		—	—	—		12	59.1	0.06			85		P.Schultz
Total		981				249				1,230							
Jimblebar[4]	B loP HG	111	63.3	0.06		39	63.2	0.06		150	63.3	0.06			100		P.Schultz
	B loP LG	57	59.6	0.07		18	59.4	0.07		75	59.6	0.07			100		P.Schultz
	B hiP HG	11	63.3	0.11		3	63.3	0.11		15	63.3	0.11			100		P.Schultz
	B hiP LG	11	60.2	0.11		3	60.2	0.11		14	60.2	0.11			100		P.Schultz
Total		191				63				254							
Mt Goldsworthy JV[4]	Y loP HG	18	65.8	0.03		1	64.7	0.04		20	65.7	0.03			85		P.Schultz
	Y loP LG	4	58.2	0.04		1	58.9	0.05		5	58.3	0.04			85		P.Schultz
	Yc loP HG	0	63.9	0.04		—	—	—		0	63.9	0.04			85		P.Schultz
	Yc loP LG	6	59.2	0.04		—	—	—		6	59.2	0.04			85		P.Schultz
	Yd loP HG	2	63.4	0.06		—	—	—		2	63.4	0.06			85		P.Schultz
	Yd loP LG	4	61.0	0.07		—	—	—		4	61.0	0.07			85		P.Schultz
Yarrie subtotal		35				2				37							
	M loP HG	128	63.4	0.06		23	63.4	0.06		151	63.4	0.06			85		P.Schultz
	M loP LG	32	58.6	0.07		6	58.6	0.07		38	58.6	0.07			85		P.Schultz
Mining Area C subtotal		161				29				189							
Mt Goldsworthy JV Total		196				31				226							
Yandi JV[4]	C loP HG	658	58.4	0.05		159	58.2	0.04		817	58.4	0.05			85		P.Schultz

New Zealand Steel Iron sands

			per cent. magnetics				per cent. magnetics				per cent. magnetics						
Waikato North Head		71	37.6	—		—	—			71	37.6	—		75	100	21Mt@58.5 per cent. Fe	M.O'Connell
Taharoa		29	54.9			—	—			29	54.9				100	13Mt@56 per cent. Fe	B.Von Deventer
			per cent. Fe				per cent. Fe				per cent. Fe						
Samarco — Brazil[5]	Itabarite	—	—	—		739	46.7	—		739	46.7	—			50		J.Tizon

Diamonds[6] Ekati	Carats/tonne (>1.5mm size)		Carats/tonne (>1.5mm size)		Carats/tonne (>1.5mm size)		refer note 6.1	Carats (millions)	
Panda(op)	4.5	1.1	2.0	1.1	6.5	1.1	51	3.7	M.Makarenko
Panda(u/g)[6.2]	—	—	—	—	—	—	51	—	M.Makarenko
Misery(op)	4.7	3.3	0.7	3.5	5.4	3.3	51	9.2	M.Makarenko
Koala(op)	8.8	0.8	4.7	0.7	13.5	0.8	51	5.2	M.Makarenko
Koala(u/g)	0.9	1.6	1.4	1.6	2.3	1.6	51	1.9	M.Makarenko
Fox(op)[6.3]	7.9	0.3	8.1	0.4	16.0	0.3	51	2.7	M.Makarenko
Sable(op)	12.0	0.8	3.0	0.8	15.0	0.8	51	5.8	M.Makarenko
Koala North(op)[6.4]	0.2	0.7	—	—	0.2	0.7	51	0.1	M.Makarenko
Koala North u/g	1.2	0.5	0.1	0.4	1.3	0.5	51	0.3	M.Makarenko
subtotal	40.2	1.0	20.1	0.8	60.3	0.9			

Diamond Parcel Valuation at operating or constructing mines

	Valuation carried out during FY 2000			Compared with previous valuation		
	Sample Weight[6.5] >1.0mm carats	Average Value >1.5mm carats	Year valued	Sample Weight >1.0mm carats	Average Value >1.5mm carats	Year valued[6.6]
Panda	2,240,000[6.7]	$168	1999	3,224	$130	1995
Misery	3,376	$ 34	2000	4,313	$ 26	1995
Koala	1,012	$138	2000	1,465	$122	1995
Fox	1,186	$129	2000	2,199	$125	1995
Sable	518	$ 82	2000	1,070	$ 64	1995
Koala North[6.4]	not revalued			127	$200	1995

Iron Ore — Ore type Legend

Brockman ore	B
Marra Mamba ore	M
Channel Iron Deposits	C
Detrital ore (lump product)	D
Yarrie lode ore	Y
Yarrie crustal ore	Yc
Yarrie detrital ore	Yd
High grade ore — see notes	HG
Low grade ore — see notes	LG
Low phosphorus Brockman ore (< 0.1%P)	loP
High phosphorus Brockman ore (> 0.1%P)	hiP

Notes

(1) *In conjunction with the recently announced Phase IV expansion project, comprising the construction of a second Concentrator rated at 110,000 tonnes per day of ore treated, a significant review of Escondida copper resources and reserves models is in progress. The first stage of this review was completed in February 2000 with an updated geological interpretation and resource model, which included significant infill drilling in the areas of current mine production combined with a change to the mineral resource classification criteria. The primary purpose is to improve geological knowledge and confidence as the open-pit expands to exploit the more complex and variable contact zone between the quartz-monzonite porphyry intrusion and the host andesite volcanic sequence.*

A more rigorous interpretation of the resource classification has resulted in a movement of tonnes to lower confidence levels for both reserves and resources. This realistically reflects variable confidence in geological and grade continuity in various parts of the deposit. Ore reserves estimates for the Escondida mine at 31 December 2000, are tabulated. All reserve figures are reported in 100 per cent. terms and include depletion from mining in the period July to December 2000. Proved reserves include current stockpiles of sulphide and oxides ores (above respective economic cut-off). Recoverable metal is calculated by applying metallurgical recovery factors and then deducting a further 2 per cent. of metal to reflect estimated global mining losses.

Newly reported in the ore reserves for Escondida is "low grade ore", sulphide material with copper grades below the current concentrator cut-off grade, but above the economic cut-off grade. Investigation of the alternatives for processing this material is currently underway.

As is customary at Escondida, measured, indicated and inferred resources are used to generate an ultimate pit shell. This allows the maximum size of the pit to be used in strategic mine planning activities, subject to future infill drilling. Reported proved and probable reserves are derived from the measured and indicated resources within the ultimate pit after mining factors have been applied. Removing inferred resources from pit optimization results in a smaller, intermediate pit and a consequent reduction in the reserve base. Proved and probable reserves of sulphide ore, low grade ore and oxide ore in this smaller pit, as at 31 December 2000, are reduced to 1.405 billion tonnes at 1.27 per cent. TCu, 332 million tonnes at 0.62 per cent. TCu, and 156 million tonnes at 0.63 per cent. SCu, respectively.

Escondida is currently one of the largest open-pit porphyry copper operations in the world. Mining is based on truck and shovel methods with direct haulage of waste and in-pit crushing of ore. Production levels are in the order of 850,000 tonnes per day total movement, including 130,000 tonnes per day of sulphide ore fed to the concentrator. Beneficiation involves in-pit crushing, semi autogeneous and ball milling with conventional flotation to produce a high-grade concentrate. The current "Phase 3.5" Concentrator produces approximately 2 million tpa of copper concentrate and when processed, over 800,000 tpa of copper will be recovered. Oxide ore is currently produced as a "by-product" of sulphide mining. Run of mine oxide ore, blended with surface stockpiles at 60,000 tonnes per

day, is crushed and placed in leach pads. The leached solutions are treated in an SX/EW plant producing in the order of 139,000 tpa of fine copper cathodes.

No ore reserve is declared for the Escondida Norte deposit as this project is currently in pre-feasibility study and the mining and metallurgical parameters are under evaluation.

(2) *The Ok Tedi reserves represent in-situ tonnes and grade which is economically recoverable within Ultimate Pit Design (Pit00_1) and Mine Survey end of June 2000. Ore Cut Off Intercepts were derived from forecasted metal prices and predicted costs based on the marginal cutoffs calculation principle. Cut off Values (CUTVALs) are determined using Cutoff grade intercepts for both Copper and Gold. The formula used is: CUTVAL = (Cu Block Grade/Cu Cut-Off Grade) + (Au Block Grade/Au Cut-Off Grade). Using the above formula, the calculated Cut off value must be equal to or greater than 1.0 to be classified as economic ore. Material outside pit limits which is ore grade is termed mineral resource. Reserve Grades = in-situ Grade with Mining Factors Applied.*

(3) *The Cannington Ore Reserve has undergone further refinements following results of underground diamond drilling, modifications to grade estimation, a redesign of footwall stopes (resulting in the removal of approx. 370 kt of Reserve), the refinement of Mill Recovery factors (in line with recent production results), the promotion of material from probable to proven reserve and the extraction of 1.74mt of reserve from 31 May 1999 to 30 June 2000.*

(4) *All High-Grade ore is used in the blend. Low Grade ore can either be used in the blend, used as beneficiation feed or stockpiled for possible future use.*

(5) *Ore reserves at Samarco are in the process of being revised in accordance with the JORC code; All ore reserves have been classified as probable until the completion of this review.*

(6) *Reported reserves include allowances for open-pit or underground mining recovery and dilution. BHP Canada has not completed a new model for Panda reserves pending a verification of the resource model figures by an independent consultant. During 2000, BHP Canada engaged an independent consultant to conduct a geo-technical review of the planned open pits. As a result of that study certain pits have been redesigned. The redesign has resulted in an improvement in the strip ratio for the Koala pipe from 9:1 to 6:1, whilst the redesign of Misery and Fox pits have resulted in increases in the stripping ratios from 10:1 to 20:1 and 4:1 to 6:1, respectively. Initial indications are however that total open pit reserves are likely to be reduced by approximately six million tonnes. In January 2001, BHP Canada began to assess the effect of the increased waste removal and changes in the reserve figures on the current mine plan. This mine plan will be modified as new information regarding reserves, stripping ratios and ore valuations becomes available.*

    (6.1) *Average per cent mill recovery factored into reserve by applying an effective 1.5mm stone size cut-off. Therefore, mill recovery averages are not shown.*

    (6.2) *Advanced exploration ongoing to upgrade the 1999 resource of Panda available for underground development. The average grade of the Fox reserve is estimated at 0.34 carats/tonne. Figures are reported to 1 significant digit.*

    (6.3) *A larger bulk sample from Koala North open-pit has been processed during FY2001 to obtain a larger valuation parcel.*

    (6.4) *Differences in FY 2000 sample weights and 1999 weights reflect removal of parcels for test-work from 1995 to 1999.*

    (6.5) *Valuations prior to 1997 are stated 10 per cent. less than the average Antwerp valuations.*

    (6.6) *Panda sample consists of production sold in 1999 at an average selling price. The effective stone size cut-off is 1.5mm.*

Coal Reserves at end 30 June 2000[3]

Ownership/Deposit	Mining method[1]	Coal type[2]	Recoverable Tonnes (millions)	Marketable Tonnes[5] (millions)	Calorific Value (Kcal/kg)	Volatile Matter (per cent.)	BHP Interest (per cent.)	Competent Person
Queensland Coal Reserves at operating mines								
CQCA JV[5]								
Goonyella	OC	Met	838	606		23.6	52.1	B. Cox
Peak Downs	OC	Met	891	564		20.2	52.1	B. Cox
Saraji	OC	Met	175	117		18.7	52.1	B. Cox
Norwich Park	OC	Met	72	49		17.3	52.1	B. Cox
Blackwater[4]	OC	Met/Th	312	251		25.8	52.1	B. Cox
Sub-total			2,287	1,586				
GREGORY JV[5]								
Gregory	OC	Met/Th	21	17		33.1	64.14	B. Cox
Crinum	UG	Met/Th	75	61		33.1	64.14	B. Cox
Sub-total			96	78				
BHP Mitsui								
Riverside	OC	Met	23	14		23.2	80	B. Cox
South Walker Ck	OC	Met/Th	98	66	7,750	13.1	80	B. Cox
Sub-total			121	80				
Total Qld Coal Reserves at operating mines			2,505	1,744				
Queensland Coal undeveloped Reserves								
CQCA JV[6]								
Daunia	OC	Met	58	47	7,600	21.5	52.1	B. Cox
BHP Mitsui								
Poitrel/Winchester	OC	Met/Th	83	71	7,330	25.5	80	B. Cox
Nebo West	OC	Th	22	16	6,930	7.5	80	B. Cox
Sub-total			105	87				
Total Queensland Coal undeveloped Reserves			163	134				
Total Queensland Coal Reserves			2,668	1,879				
New Mexico								
San Juan	OC & UG	Th	77	77	5,400		100	S. Stewart
La Plata	OC	Th	10	10	5,200		100	S. Stewart
Navajo	OC	Th	880	880	4,800		100	S. Stewart
Sub-total			967	967				
Illawara Coal Reserves at operating mines								
Appin	UG	Met/Th	72	63			100	B. Clark
West Cliff	UG	Met/Th	46	41			100	B. Clark
Cordeaux	UG	Met/Th	53	40			100	B. Clark
Tower	UG	Met/Th	35	30			100	B. Clark
Kemira	UG	Met/Th	95	72			100	B. Clark
Elouera	UG	Met/Th	19	14			100	B. Clark
Sub-total			319	261				
BHP Coal Indonesia Reserves at operating mines								
Senakin	OC	Sub-Bit	44	35	6,700		80	Y. Setiyawan
Satui	OC	Sub-Bit	41	41	6,800		80	S. Widhy
Petangis	OC	Sub-Bit	2	1	6,000		80	P. Altamore
Satui Mulia	OC	Lig	56	56	5,000		80	S. Widhy
Sub-total			143	133				

Notes:

(1) Mining method: OC = opencut, UG = underground.

(2) Coal type: Met = metallurgical coal, Th = thermal coal, Sub-Bit = Sub Bituminous, Lig = Lignite

(3) BHP reporting year from end June 2000

(4) Additional reserves purchased through the QCT takeover are not included, ongoing work is in progress to assess these resources and to develop integrated mine plans such that they can be added to the Coal Reserves.

(5) The basis for washery yield factors is bore core analysis adjusted for moisture and coal preparation plant performance.

(6) Whilst the Reserves reported are in 100 per cent. terms, under an agreement announced 28 March 2001, BHP's share of the CQCA and Gregory jv's will change to 50 per cent. as of 1 July 2001.

Total Mineral Resources (includes all Mineral Resources including those also converted to Ore Reserves) as at 30 June 2000 unless otherwise noted

Commodity/Deposit	type	Measured Resources Tonnes (millions)	Grade			Indicated Resources Tonnes (millions)	Grade			Inferred Resources Tonnes (millions)	Grade			Total Resources Tonnes (millions)	Grade			BHP Interest per cent.	Competent Person
Copper			per cent. TCu	per cent. SCu	g/tAu		per cent. TCu	per cent. SCu	g/tAu		per cent. TCu	per cent. SCu	g/tAu		per cent. TCu	per cent. SCu	g/tAu		
Escondida[1]	Sulphides	989	1.31	—	—	718	1.05	—	—	572	1.04	—	—	2,279	1.16	—	—	57.5	S.Brennan
(as at 31 Dec 2000)	Low Grade	236	0.61	—	—	433	0.61	—	—	402	0.61	—	—	1,071	0.61	—	—	57.5	S.Brennan
	Oxides	134	—	0.68	—	123	—	0.48	—	94	—	0.5	—	351	—	0.56	—	57.5	S.Brennan
	Mixed	60	1	0.23	—	176	1	0.23	—	136	1	0.29	—	372	0.71	0.25	—	57.5	S.Brennan
Escondida Norte[2]	Sulphides	—	—	—	—	676	1.03	—	—	796	0.76	—	—	1,473	0.88	—	—	57.5	J.Gilligan
(as at 31 Dec 2000)	Oxides	—	—	—	—	12	—	0.76	—	131	—	0.73	—	144	—	0.73	—	57.5	J.Gilligan
Pinto Valley[3]	Pinto Valley unit	633	0.20	—	—	12	0.39	—	—	1	0.39	—	—	646	0.20	—	—	100	J.Gage
	in-situ leach	174	0.34	—	—	40	0.32	—	—	—	—	—	—	214	0.33	—	—	100	J.Gage
	#2 Tails	5	0.39	—	—	1	0.54	—	—	—	—	—	—	6	0.41	—	—	100	J.Gage
San Manuel[4]	Sulphides	532	0.64	—	—	99	0.64	—	—	44	0.64	—	—	674	0.64	—	—	100	J.Seguin
	In Situ Leaching	235	0.50	—	—	44	0.58	—	—	5	0.56	—	—	284	0.52	—	—	100	J.Seguin
	Residual Heap Leach	84	0.19	—	—	—	—	—	—	—	—	—	—	84	0.19	—	—	100	J.Seguin
Robinson[5]	Liberty	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	100	Ken Schuler
	Tripp-Veteran	183	0.66	—	0.25	28	0.60	—	0.15	6	0.49	—	0.07	217	0.65	—	0.23	100	Ken Schuler
	Ruth	145	0.55	—	0.15	25	0.49	—	0.15	15	0.44	—	—	185	0.53	—	0.15	100	Ken Schuler
Tintaya[6]																			
Tintaya	Sulphides	86	1.52	—	0.22	2	0.89	—	0.10	1	0.89	—	0.09	89	1.50	—	0.21		R.Hasler
Tintaya Oxides	Oxide	20	1.57	1.38	—	13	1.32	0.82	—	0	0.75	0.64	—	33	1.46	1.15	—	100	R.Hasler
Coroccohuayco	Sulphides	8	2.01	—	0.12	54	1.72	—	0.13	79	1.36	—	0.13	142	1.54	—	0.13	100	S.Satchwell
Ccatun Pucara	Sulphides	—	—	—	—	—	—	—	—	16	1.93	—	0.32	16	1.93	—	0.32	100	S.Satchwell
Antapaccay North	Sulphides	29	0.75	—	—	52	0.68	—	—	146	0.47	—	—	228	0.55	—	—	100	S.Satchwell, J.Sullivan
Antapaccay South	Sulphides	53	0.69	—	—	112	0.62	—	—	315	0.70	—	—	480	0.68	—	—	100	S.Satchwell, J.Sullivan
Ok Tedi[7]	Sulphides	430	0.91	—	1.02	138	0.62	—	0.70	11	0.6	—	0.50	579	0.84	—	0.94	52	D.Munter, S.Green
Silver Lead Zinc			g/tAg	per cent. Pb	per cent. Zn		g/tAg	per cent. Pb	per cent. Zn		g/tAg	per cent. Pb	per cent. Zn		g/tAg	per cent. Pb	per cent. Zn		
Cannington[8]	Sulphides	10.7	622	13.8	6.1	15.6	526	11.7	4.4	18.1	450	10.0	4.0	44.4	518	11.5	4.6	100	S.Jeffrey, M.Bloss
Nickel			per cent. Ni	per cent. Co			per cent. Ni	per cent. Co			per cent. Ni	per cent. Co			per cent. Ni	per cent. Co			
Gag Island[9]	Oxide	12	1.33	0.09		70	1.34	0.09		125	1.3	0.09		207	1.3	0.09		75	A.Bailey
	Silicate	—	—	—		23	1.81	0.02		10	1.7	0.03		33	1.8	0.02		75	A.Bailey
Iron Ore			per cent. Fe	per cent. P			per cent. Fe	per cent. P			per cent. Fe	per cent. P			per cent. Fe	per cent. P			
Newman JV[10]	B loP HG	819	63.1	0.07		315	63.0	0.08		5	60.0	0.06		1,138	63.1	0.07		85	M.Kneeshaw, P.Waters
	B loP LG	8	61.7	0.05		13	57.0	0.07		—	—	—		21	58.8	0.06		85	M.Kneeshaw, P.Waters
	B hiP HG	125	63.2	0.11		29	62.4	0.14		42	62.2	0.12		196	62.8	0.12		85	M.Kneeshaw, P.Waters
	B hiP LG	21	61.6	0.10		—	—	—		52	56.8	0.13		73	58.2	0.12		85	M.Kneeshaw, P.Waters
	M loP HG	231	61.1	0.07		25	61.5	0.06		364	61.9	0.07		620	61.6	0.07		85	M.Kneeshaw, P.Waters
	M loP LG	31	57.6	0.05		18	57.1	0.06		266	55.6	0.09		315	55.9	0.08		85	M.Kneeshaw, P.Waters
	D loP HG	—	—	—		11	58.8	0.05		1	61.1	0.03		12	59.0	0.05		85	M.Kneeshaw, P.Waters
subtotal		1,235				410				731				2,376					

Commodity/Deposit	type	Measured Resources Tonnes (millions)	Measured Grade per cent. TCu	Measured Grade per cent. SCu	Measured Grade g/tAu	Indicated Resources Tonnes (millions)	Indicated Grade per cent. TCu	Indicated Grade per cent. SCu	Indicated Grade g/tAu	Inferred Resources Tonnes (millions)	Inferred Grade per cent. TCu	Inferred Grade per cent. SCu	Inferred Grade g/tAu	Total Resources Tonnes (millions)	Total Grade per cent. TCu	Total Grade per cent. SCu	Total Grade g/tAu	BHP Interest per cent.	Competent Person
Jimblebar[10]	B loP HG	279	61.5	0.07		105	61.3	0.08		—	—	—		385	61.4	0.07		100	M.Kneeshaw, P.Waters
	B loP LG	45	58.4	0.08		—	—	—		—	—	—		45	58.4	0.08		100	M.Kneeshaw, P.Waters
	B hiP HG	—	—	—		7	62.9	0.11		668	62.0	0.13		675	62.0	0.13		100	M.Kneeshaw, P.Waters
	B hiP LG	—	—	—		—	—	—		76	57.6	0.11		76	57.6	0.11		100	M.Kneeshaw, P.Waters
	D loP HG	—	—	—		10	60.1	0.08		7	55.6	0.06		17	58.2	0.07		100	M.Kneeshaw, P.Waters
subtotal		324				123				752				1,199					
Goldsworthy JV[10]	Y loP HG	32	65.0	0.04		9	62.5	0.04		—	—	—		42	64.5	0.04		85	D.C.Podmore
	Yc loP LG	—	—	—		31	58.5	0.06		2	54.2	0.04		33	58.3	0.06		85	M.Kneeshaw
	Yd loP HG	15	61.0	0.09		—	—	—		—	—	—		15	61.0	0.09		85	M.Kneeshaw
Yarrie subtotal		47				41				2				89					
	D loP HG	22	58.5	0.07		19	58.5	0.06		5	57.6	0.06		45	58.4	0.07		85	M.Kneeshaw
	B loP HG	—	—	—		27	63.5	0.04		—	—	—		27	63.5	0.04		85	M.Kneeshaw
	B hiP HG	—	—	—		99	62.2	0.15		—	—	—		99	62.2	0.15		85	M.Kneeshaw
	B hiP LG	—	—	—		66	57.8	0.13		—	—	—		66	57.8	0.13		85	M.Kneeshaw
	M loP HG	151	62.8	0.06		131	61.9	0.06		510	61.3	0.06		793	61.7	0.06		85	M.Kneeshaw
	M loP LG	30	58.7	0.06		32	53.8	0.05		35	56.0	0.05		97	56.1	0.06		85	M.Kneeshaw
Mining Area C subtotal		203				374				550				1,127					
BHP/Renison JV[10]	B hiP HG	—	—	—		49	61.1	0.15		67	62.0	0.16		116	61.6	0.16		77	M.Kneeshaw
	B hiP LG	—	—	—		33	57.5	0.14		18	58.4	0.17		51	57.8	0.15		77	M.Kneeshaw
	M loP HG	—	—	—		29	62.6	0.06		45	63.0	0.07		75	62.8	0.07		77	M.Kneeshaw
	M loP LG	—	—	—		22	57.6	0.05		21	57.5	0.05		43	57.6	0.05		77	M.Kneeshaw
subtotal		—				133				151				284					
Yandi JV[10]	C loP HG	955	58.0	0.04		288	57.5	0.04		234	57.3	0.04		1 477	57.8	0.04		85	M.Kneeshaw
Samarco	Itabarite	1,640	47	—		2,246	—	—		1,662	—	—		5,548	—	—		50	J.Tizon
New Zealand Steel[12]	Iron sands						per cent. Magnetics				per cent. Magnetics				per cent. Magnetics				
	Waikato Nth Head	219	27.0	—		64	20.7	—		716	20.8	—		998	22.2	—		100	M.O'Connell
	Taharoa	35	53.4	—		126	53.0			255	42.0			415	25.4			100	B.Vandeventer
Diamonds		Carats/tonne				Carats/tonne				Carats/tonne				Carats/tonne					
Ekati[12]	Panda (op)	4.5	1.2			2.1	1.3			0.5	1.5			7.1	1.3			51	J.Carlson
	Panda (ug)(12.1)	—	—			—	—			—	—			—	—				
	Misery (13.2)	5.2	4.3			1.2	4.5			0.1	1.7			6.5	4.3			51	J.Carlson
	Koala (op)	8.6	0.9			4.6	0.7			2.6	0.5			15.8	0.8			51	J.Carlson
	Koala (u/g)	0.8	2.0			1.3	2.0			0.6	1.8			2.8	1.9			51	J.Carlson
	Fox(op)(12.3)	8.0	0.3			8.2	0.4			8.6	0.4			24.8	0.4			51	J.Carlson
	Sable (12.2)	12.0	0.9			4.0	0.9			0.7	1.0			16.8	0.9			51	J.Carlson
	Koala North (op)	0.2	0.7			—	—			—	—			0.2	0.7			51	J.Carlson
	Koala North (u/g)	1.1	0.6			0.1	0.5			—	—			1.2	0.6			51	J.Carlson
	Beartooth (op)(12.5)	1.1	1.1			0.2	1.0			—	—			1.3	1.1			51	J.Carlson
	Pigeon (op)(12.5)	3.1	0.5			1.1	0.5			0.1	0.5			4.3	0.5			51	J.Carlson
	Jay (op)(12.4)	—	—			17.0	2.1			11.7	2.1			28.7	2.1			51	J.Carlson
subtotal		45	1.2			40	1.4			25	1.3			109	1.3				

Iron Ore Ore type legend

Brockman ore	B
Marra Mamba ore	M
Channel Iron Deposits	C
Detrital ore (lump product)	D
Yarrie lode ore	Y
Yarrie crustal ore	Yc
Yarrie detrital ore	Yd
High grade ore — see notes	HG
Low grade ore — see notes	LG
Low phosphorus Brockman ore (<0.1%P)	loP
High phosphorus Brockman ore (>0.1%P)	hiP

Notes:

(1) The Escondida deposit is a supergene-enriched porphyry copper deposit of Oligocene age in which 3 major stages of mineralisation contributed to the formation of the high-grade, giant tonnage, copper orebody with sulphide, oxide and mixed ore types.

Newly reported in the mineral resource for Escondida are "Low Grade Ore" and "Mixed Ore" materials. Mixed Ore exhibits mixed oxide-sulphide mineralogy, occurring at the top of the enriched copper ore horizon. This may be processed to produce concentrate or cathode and as the process option has not been defined at this time, this material is reported as a mineral resource only. Low Grade material is described in the ore reserve notes.

Mineral resources estimates for the Escondida mine at 31 December 2000, compared to the previous 30 June 2000 estimate, are tabulated. All resource figures are reported in 100 per cent. terms and include depletion from mining in the period July to December 2000.

(2) The Escondida Norte mineral resource was declared to the ASX in June 1999. Sulphide copper grades are shown as total copper, oxide copper grades as acid soluble copper.

(3) The Pinto Valley mineral resource is based on the milling and flotation of copper sulphides from ore grade rock. SXEW Copper is produced from sulphide stockpile leach operations (Pinto Valley), in-situ operations (Miami), and No. 2 Tailing leach operations (Miami).

(4) San Manuel is an underground block caving operation on care and maintenance status with an in-situ and residual heap leach of oxide ore in active production.

(5) BHP Copper North America ceased operations at the Robinson Mine Site on 24 June 1999.

(6) Tintaya Sulphide Resource includes 2.6 million tonnes in stockpile. Tintaya Oxide resources includes 18 million tonnes in stockpiles. 7 million of low-grade oxide stockpiles are not scheduled for processing. The Antapaccay North and South mineral resource was updated in September 2000 to include recent drilling and geological interpretation, the resource stated is at a 0.3 per cent. Total Copper cutoff.

(7) Ok Tedi mineral resource Model includes updates from infill drilling and reinterpretation of geological contracts.

(8) The Cannington Ag-Pb-Zn deposit is a Broken Hill Type ("BHT") deposit located in the Eastern succession of the Mt Isa inlier. Results from ongoing underground diamond drilling and refinements to grade estimation processes have seen the Cannington mineral resource grades increase compared to 1999.

(9) The oxide zone is defined as the upper limonite and fine grained saprolite part of the Gag Island laterite profile and silicate as the lower, coarse rocky saprolite zone in the laterite profile. Silicate resource has not been estimated for areas where only historical PT Pacific Nikkel Indonesia ("PTPNI") drill data is available. The PTPNI drilling was not analyzed for magnesium and the majority of holes did not penetrate the full silicate section of the profile.

(10) Grades listed refer to in-situ (head grade) raw iron ("Fe") and phosphorus ("P") percentages of the various ore types available within the BHPIO resource portfolio. Ore is defined as high or low phosphorus (P) viz /- 0.1 per cent. P levels. The low P Brockman ores represent a core blending source which enables the overall blend of Brockman ores to meet market requirements of max - 0.08 per centP. The balance of high P Brockman ores does not meet current market specifications.

Detrital ore grade is estimated lump product grade (+ 6mm) and not the in-situ grade, except for the Yarrie Y10 (Yd) deposit, where in-situ grade is reported. High-grade ore is defined at + 60 per centFe, except for Channel Iron (+ 54 per centFe) and Dertial ores (+ 56 per centFe). Low-grade ore is defined at 54-60 per centFe. Brockman ores have a martite-(hematite)-goethite mineralogy and are hosted within the Proterozoic Brockman Iron Formation. Marra Mamba ores have a martite-(ochreous)-geothite mineralogy and are hosted within the Archaean Marra Mamba Iron Formation. Channel Iron Deposits (or pisolites) have a goethite-hematite mineralogy and occur within Tertiary age palaeochannels. Yarrie lode ore has a martite-hematite mineralogy and are hosted within the Archaean age Nimingarra Iron Formation in the Yarrie area. Yarrie crustal ore is low grade, near surface hematitic ore occurring on the Nimingarra Iron Formation in the Yarrie area. This is normally fed to a beneficiation plant for grading. Yarrie detrital ore is a Proterozoic conglomerate hematite ore occuring in the Eel Creek Formation in the Yarrie area. This is normally fed to a beneficiation plant for upgrading, but may also be direct high grade feed.

(11) The New Zealand Steel mineral resource is for the Waikato North Head iron sands deposit and is made up of titano-magnetite sands.

(12) EKATI^{TM} Diamond minerals resources are reported using a 1.0mm size cutoff. Mineral resources for Ekati™ are being reviewed. As a result of data obtained from a drilling programme in the Panda pit during the summer of 2000, a new model was developed for the Panda resource. Data from the drilling programme indicated that 2.9 million tonnes of ore will be added back to the underground resource with a grade of 0.1 ct/tonne when the model is completed. The predicted grade in the resource decreased from 1.3 ct/tonne to 1.0 ct/tonne. There was no material change in resource tonnes for the Panda pit. Minor revisions of the Misery Resource will likely result from an on-going delineation programme of the upper portion of the pipe. An advanced bulk sampling programme mid FY2001 tested the upper portion of the Koala North pipe. The open-pit portion of the reported resources for Koala North will be revised for 2001.

(12.1) Advanced exploration programmes have been completed and the underground Panda Mineral Resources will be reported in 2001.

(12.2) Misery and Sable figures include open-pit and potential underground resources.

(12.3) The average grade of the Fox resource is estimated at 0.34 carats/tonne. Figures are reported in one decimal place. A reverse circulation drilling programme is underway at the Fox pipe with additional sample data expected in summer 2001.

(12.4) Insufficient data, setting within a large lake, and current economic constraints preclude consideration of Jay indicated resources as reserves.

(12.5) Beartooth and Pigeon resources undergoing feasibility and approval.

Total Coal Resources (inclusive of those Coal Resources modified to produce the Coal Reserves) at 30 June 2000

Ownership/Deposit	Potential mining method[1]	Coal type[2]	Measured Tonnes (millions)	Measured Calorific Value[3] (Kcal/kg)	Measured Volatile matter[3] per cent.	Indicated Tonnes (millions)	Indicated Calorific Value[3] (Kcal/kg)	Indicated Volatile matter[3] per cent.	Inferred Tonnes (millions)	Inferred Calorific Value[3] (Kcal/kg)	Inferred Volatile matter[3] per cent.	Total Tonnes (millions)	BHP interest per cent.	Competent person
Queensland Coal Resources at operating mines														
CQCA JV[7]														
Goonyella	OC/UG	Met	1396		22.9	278		22.0	14		22.5	1689	52	D. Dunn
Peak Downs	OC/UG	Met	1366		20.1	362		19.4	224		19	1951	52	D. Dunn
Saraji	OC/UG	Met	464		18	88		17.5	9		17.4	561	52	D. Dunn
Norwich Park	OC/UG	Met	407		17.6	124		17.4	39		17.4	569	52	D. Dunn
Blackwater[4]	OC/UG	Met/Th	491	7530	25.7	253	7470	25.2	272	7570	22.1	1016	52	D. Dunn
Sub-total			4124			1105			557			5786		
Gregory JV[7]														
Gregory Crinum	OC/UG	Met/Th	218		33.4	29		33.1	2		33	249	64	D. Dunn
BHP Mitsui														
Riverside	OC	Met	27		23.2							27	80	D. Dunn
Kemmis Walker	OC	Met/Th	80	7760	13.1	45	7750	13.4	353	7760	13.4	478	80	D. Dunn
Sub-total			107			45			353			504		
Total Queensland Coal resources at operating mines			4449			1178			912			6539		
Queensland Coal undeveloped resources														
CQCA JV[7]														
Red Hill	UG	Met	90		20.9	406		19.6	306		18	801	52	D. Dunn
Daunia	OC	Met/Th	165	7600	21.5	39						204	52	D. Dunn
Peak Downs East	UG	Met				668		17.5	104		18.4	772	52	D. Dunn
Sub-total			255			1113			410			1777		
Gregory JV[7]														
Liskeard	OC	Th	13									13	64	D. Dunn
BHP Mitsui														
Wards Well	UG	Met	331		21.6	289		21.6				620	80	D. Dunn
Lancewood	UG	Met				225		20.7				225	80	D. Dunn
Bee Creek	OC	Th	77	7450	13.5	54						131	80	D. Dunn
Nebo West	OC	Th				178	6930	7.5				178	80	D. Dunn
Poitrel/Winchester	OC/UG	Met/Th	310	7330	25.5	15			4			328	80	D. Dunn
Sub-total			717			760			4			1482		
Total undeveloped Queensland resources			985			1873			414			3271		
Total Queensland Coal resources			5434			3051			1326			9810		
New Mexico														
San Juan[5]	OC & UG	Th	150	5600		0.6	5400					151	100	S.Stewart
La Plata	OC	Th	60	5500								60	100	S.Stewart
Navajo[6]	OC	Th	930	4800								930	100	S.Stewart
Sub-total			1140			1						1141		
Illawara Coal Resources at operating mines														
Appin	UG	Met/Th	175			150			41			366	100	B.Clark
West Cliff	UG	Met/Th	191			60			11			262	100	B.Clark
Cordeaux	UG	Met/Th	135			87			4			226	100	B.Clark
Tower	UG	Met/Th	86			44			10			139	100	B.Clark
Kemira	UG	Met/Th	197			84			77			358	100	B.Clark
Elouera	UG	Met/Th	170			63			27			260	100	B.Clark
Sub-total			955			488			169			1612		
Illawara Coal undeveloped resources														
A248	UG	Met/Th	49			97			51			198	100	B.Clark
A442	UG	Met/Th	79			134			20			233	100	B.Clark
Sub-total			128			231			72			431		
BHP Coal Indonesia operating mines														
Senakin	OC	Sub-Bit	105	6200		70	6200		54	6260		229	80	E. Febriadi
Satui	OC	Sub-Bit	57	6790		74	6750		55	6730		185	80	E. Febriadi
Petangis	OC	Sub-Bit	10	6020		10	6020		10	6020		29	80	E. Febriadi
Satui Mulia	OC	Lig	125	5000		126	5000		53	5000		304	80	E. Febriadi
Sub-total			297			280			171			748		
BHP Coal Indonesia Undeveloped Deposits														
(Ata, Mereh, Saring, Mangkalapi, Pulau Laut, Bangkalaan, Bindu-Betitit)	OC	Sub-Bit	101	6100		91	5900		51	6200		243	80	E. Febriadi
(Asam Asam, Jumbang, Sarongga)	OC	Lig	152	4900		193	4700		274	4500		618	80	E. Febriadi
Sub-total			253			283			324			861		

Notes:

(1) Mining method: OC = opencut, UG = underground

(2) Coal type: Met = metallurgical coal, Th = thermal coal, Sub-bit = Sub bituminous, Lg = Lignite

(3) Coal quality is for a potential product rather than the in-situ quality and is on air dried basis

(4) Additional Coal Resources purchased through the QCT takeover are not included, ongoing work is in progress to assess these resources.

(5) San Juan Coal Company has a single customer with fixed coal consumption and allocates production between the San Juan Mine, La Plata Mine, and San Juan Underground Project based on maximizing the NPV of the complex. As the San Juan Underground project is developed and comes into production, significant swings will take place in the resource and reserve bases at each mine. Due to the captive nature of the San Juan Coal Company contract, cash neutral resources exceed ''reasonable'' resources. Therefore the resource has been defined based on engineering judgement as significantly less than the cash neutral pit.

(6) Navajo reserves generally defined at following cutoffs: 40 meters overburden depth to top seam, total stripping depth of 75 meters, seam thickness must average 600mm, cutoff grade of 3,300 kcal/kg.

(7) Whilst the resources reported are in 100 per cent. terms, under an agreement announced 28 March 2001, BHP's share of the CQCA and Gregory JV's will change to 50 per cent. as of 1 July 2001.

1.2 Petroleum

Petroleum is principally engaged in the exploration for, and the development and production of, oil and natural gas. Petroleum has oil and natural gas exploration, production and development operations in Australia, the UK, the US, Algeria, Pakistan and Bolivia and exploration interests in the US, Australia, Bolivia, Algeria, Gabon, Trinidad, and Angola.

Petroleum's gross exploration expenditure for the six months ended 31 December 2000 was A$163 million and capital and investment expenditure was A$420 million.

Australian Production

Bass Strait

Petroleum's single largest producing asset is its 50 per cent. joint venture interest in the Bass Strait fields, which are operated by Esso Australia Resources Pty Ltd (''ESSO''). Production from the fields is equivalent to approximately 37 per cent. and 50 per cent. of Petroleum's total oil and condensate and natural gas production, respectively.

The fields are located in the Gippsland Basin, offshore southern Australia. Interests in the fields are owned 50 per cent. each by BHP Petroleum (Bass Strait) Pty Ltd and Esso with Esso as the operator. Production from most of the fields is subject to an overriding 2.5 per cent. royalty payable to Oil Basins Limited.

Most of the natural gas produced is sold under a long-term contract to Gascor (a Victorian Government-owned entity) for on-sale to retailers for distribution throughout Victoria to meet its residential and commercial gas requirements.

Crude oil and condensate is dispatched through the Long Island Point terminal with the majority sold via a pipeline to refineries in Altona and Geelong, Victoria. The balance is sold domestically or overseas. Liquefied petroleum gas (''LPG'') extracted from the natural gas and crude oil are sold in Australia and overseas.

On 25 September 1998, an explosion and fire occurred at Gas Plant 1 at Longford, the onshore processing plant for Bass Strait fields. As a result of the incident, Gas Plants 1, 2 and 3 and all production in Bass Strait was shut down. Due to the curtailment of processing at Longford, the Victorian Government placed a ban on all non-emergency use of natural gas in Victoria. BHP declared force majeure on crude oil, LPG and gas contracts. Force majeure has since been lifted on all sales. Gas production resumed in October 1998 and limited crude production in December 1998. During January 1999, crude production returned to pre-incident levels when it exceeded 200,000 barrels per day, a result of the re-commissioning work to the Longford crude oil stabilisation plant. The Victorian Government initiated a Royal Commission inquiry to investigate the incident which completed hearing oral evidence and submissions in April 1999. The Commission's report was made public on 28 June 1999. BHP is involved in litigation in relation to the incident. Please refer to paragraph 6.2 of Section 9.

In December 1998, Petroleum and its joint venture partner, West Coast Energy, sold their respective 50 per cent. interests in the Eastern Gas Pipeline from Victoria to NSW to Duke Energy International (''Duke''). Also in December 1998, Petroleum and Esso entered into a long-term gas transportation agreement with Duke for the transportation of Bass Strait natural gas to NSW. Construction of the pipeline has been completed and first gas was delivered on 17 August 2000. In April 2001, Petroleum and Esso signed a long-term supply agreement with Duke, enabling the introduction of natural gas to Tasmania. Future expansion opportunities currently being reviewed for Bass Strait include the installation of an offshore gas pipeline from the Bream field to capture the field's gas reserves, and the development of an additional integrated oil and gas platform in the Turrum field. Efforts to sell Bass Strait gas to additional markets are continuing.

Petroleum's share of remaining proved reserves at 31 December 2000 was 257 million barrels of oil, condensate and LPG and 1,788 billion cubic feet of natural gas.

North West Shelf

In 1963, the Western Australian Government and Northern Territory administration granted Woodside Petroleum Ltd ("Woodside") offshore exploration permits covering 367,000 square kilometres on the North West Shelf. Significant gas discoveries were made in this area in 1971 and 1972, which form the basis for the North West Shelf project. The joint venturers in the project, including BHP, have developed the fields for natural gas supply to the Western Australian domestic market and liquefied natural gas ("LNG") for export to Japan.

The North West Shelf project is an unincorporated joint venture which has six participants and is operated by Woodside. The project consists of two major phases: the domestic gas phase and the LNG phase, which are owned under different structures. The domestic gas participants are Woodside (50 per cent. through its subsidiary Woodside Energy Ltd), BP Developments Australia Pty Ltd (16.67 per cent.), Chevron Australia Pty Ltd (16.67 per cent.), BHP Petroleum (North West Shelf) Pty Ltd (8.33 per cent.) and Shell Development (Australia) Pty Ltd (8.33 per cent.). When domestic gas sales are in excess of 550 terajoules per day, ownership of the incremental gas is equal with all parties, including Japan Australia LNG (MIMI) Pty Ltd (jointly owned by Mitsubishi Corporation and Mitsui & Co), holding a 16.67 per cent. share. Participants in the LNG phase include the domestic gas participants and Japan Australia LNG (MIMI), each with a 16.67 per cent. interest.

The North West Shelf project, located 1,200 kilometres north of Perth, Western Australia, is based on the North Rankin, Goodwyn, Perseus and Angel gas and condensate fields. Production from the North Rankin, Perseus and Goodwyn fields meets current contractual requirements for the domestic gas and LNG phases of the project. It is planned that the Angel field will be developed for future market requirements.

The North Rankin field was the first to be developed, commencing production in 1984. The Perseus field, previously known as North Rankin West, is currently produced through the North Rankin platform. The Goodwyn field commenced production in February 1995.

The domestic gas plant, located on the Burrup Peninsula, Western Australia, has a capacity of one billion cubic feet per day. The gas is delivered via pipeline to customers in Western Australia under long-term agreements.

The LNG plant commenced production in July 1989. The plant has the capacity to produce 21 750 tonnes per day of LNG that is sold under long-term contracts with Japanese based buyers for up to 7.5 million tpa until 2009.

The joint venture has progressed with plans to expand the LNG production facilities with the addition of a 4.2 million tpa LNG train and a second trunkline. A firm commitment to proceed with the development was made by Petroleum in April 2001 with approval of the fourth train project, which also includes an additional LNG ship to deliver volume associated with the expansion. The gross investment is A$2.4 billion with a Petroleum share of approximately A$400 million. Construction will commence in 2001 with first production expected in 2004. To date Letters of Agreement have been executed with three customers for a combined volume of 2.3 million tpa, and non-binding Letters of Intent have been executed with two other customers for a combined volume of 1 million tpa. Negotiations are continuing towards finalisation of binding long-term contracts.

Supporting the expansion plans, Petroleum participates in a marketing organisation, Australia LNG, to market LNG produced from Australian gas resources, mainly to overseas buyers outside of Japan. Each NWS joint venture partner participates equally in the organisation.

The LPG extraction facilities (Petroleum's interest 16.67 per cent.) have a production capacity of 800 000 tpa. LPG production for the six months ended 31 December 2000 was 372,336 tonnes (gross).

Condensate (light oil) is produced from the North Rankin, Goodwyn and Perseus fields. In September 2000, North West Shelf Venture participants approved the development of the Echo/Yodel gas condensate field located south west of the Goodywn A platform. The development will enhance condensate production from the larger Goodwyn field facilities with production commencing in early 2002. The field will produce 51 million barrels (gross) of condensate and LPG and 0.4 trillion cubic feet (gross) of gas over a four to five year period.

In 1989, the Wanaea and Cossack oil fields (Petroleum's interest 16.67 per cent.), located to the east of the North Rankin field, were discovered. The production facilities, consisting of a floating production storage and offloading (FPSO) unit, were commissioned in November 1995. In 1996 the Hermes oil field was discovered with first production, via subsea tie-in to the FPSO, commencing in October 1997. In October 1999 first production commenced from the Lambert field, also via subsea tie-in to the FPSO.

Petroleum's share of estimated remaining proved reserves in the North West Shelf at 31 December 2000 were 2,264 billion cubic feet of gas and crude oil, condensate and LPG reserves of 111 million barrels of oil equivalent.

Shell Development (Australia) Pty Ltd. ("Shell") announced a takeover offer for Woodside late in 2000. Woodside is a participant in and operator of the North West Shelf Project and the Laminaria Project, in which Petroleum is a participant. Woodside has also acquired an interest from Petroleum in several projects in Algeria. BHP is currently in discussions with Woodside about opportunities to enhance mutually their Australian export gas business and areas for broader co-operation; these discussions may be widened to include other parties. There is no certainty as to the outcome of these discussions. Shareholders will be informed immediately if this situation changes.

Laminaria

Petroleum is a participant in the Laminaria oil project, which was discovered in 1994 and which includes Woodside Energy Ltd as operator and Shell Development (Australia) Pty Ltd. In November 1999, the Northern Endeavour FPSO was commissioned and production commenced from the Laminaria and Corallina fields. The FPSO has a capacity of 180 000 barrels of oil per day. BHP Petroleum (NWS) Pty Ltd has a 25 per cent. interest in AC/L5 production licence (formerly part of AC/P8) and a 100 per cent. interest in the Laminaria East extension into WA-18-L (formerly part of WA-260-P).

Under a July 1998 unitisation agreement reached between the AC/L5 participants Petroleum has a 32.6125 per cent. interest in the Laminaria oil field (Woodside 44.925 per cent. and Shell 22.4625 per cent.).

Production from Laminaria for the six months ended December 2000 was 16.7 million barrels oil (gross). Petroleum's estimated remaining proved reserves in Laminaria at 31 December 2000 was 21.3 million barrels of oil.

Participating interests in the AC/L5 Corallina oil field is shared 50 per cent. Woodside Energy Ltd, 25 per cent. Shell Development (Australia) Pty Ltd and 25 per cent. BHP Petroleum (NWS) Pty Ltd. Production from Corallina for the six months ended 31 December 2000 was 11.6 million barrels of oil (gross). Petroleum's share of estimated remaining proved reserves in Corallina at 31 December 2000 was 3.8 million barrels of oil.

Carnarvon Basin

Petroleum is operator of the Griffin oil and gas project which includes the Griffin, Chinook and Scindian fields in the Carnarvon Basin, offshore Western Australia. The production licence (WA-10-L) was issued in February 1993 and the participants in the licence are BHP Petroleum (Australia) Pty Ltd (45 per cent.), Mobil Exploration & Producing Australia Pty Ltd (35 per cent.) and Inpex Alpha Ltd (20 per cent.).

Gas and LPG sales for the six months ended 31 December 2000 averaged 8.37 million standard cubic feet per day and 197 barrels per day on an oil equivalent basis respectively (Petroleum's share).

Timor Sea

Petroleum sold its remaining 50 per cent. interest in the Buffalo oil field to Nexen Petroleum Australia Pty Ltd effective September 2000.

Australian exploration and development

Petroleum has an interest in a portfolio of exploration permits offshore Australia and is pursuing a number of exploration opportunities. Appraisal or development options are presently being considered for the Macedon-Pyrenees gas fields in the Camarvon Basin, the Coniston discovery, the Minerva gas field in the Otway Basin, and the Kipper Field in Bass Strait.

Americas — Production and Development

Gulf of Mexico

Petroleum's producing assets in the Gulf of Mexico are the West Cameron 76 field that it operates with a 33.8 — 78.8 per cent. working interest, Green Canyon 18/Ewing Bank 988 that is operated by ExxonMobil and in which Petroleum has a 25 per cent. working interest, and Green Canyon 60 that is also operated by ExxonMobil and in which Petroleum has a 45 per cent. working interest. In August 2000 Petroleum purchased a 4.95 per cent. working interest in the Chevron operated Genesis field in Green Canyon blocks 160, 161 and 205.

At 30 June 2000, Petroleum's estimated remaining net proved reserves in the Gulf of Mexico totalled 13.0 million barrels of oil and condensate and 74.0 billion cubic feet of gas.

In July 1998, the Typhoon-1 well encountered oil on Green Canyon Block 236. Three appraisal wells were drilled in Green Canyon Block 237 and a fourth was drilled in Block 236. Petroleum has a 50 per cent. working interest in the two blocks, and Chevron, who also owns a 50 per cent. working interest, is the operator. In January 2000, BHP and Chevron approved the development of the Typhoon field in Green Canyon Blocks 236 and 237. In December 2000, the U.S. Minerals Management Services granted the Typhoon field owners royalty relief up to 87.5 million barrels of oil equivalent (100 per cent.) subject to commodity price ceilings.

Bolivia

With effect from 1 July 1994, Petroleum acquired a 50 per cent. working interest in the Mamore exploration block in Bolivia, including the Surubi oil field. Production from the Surubi oil field began in 1993. Gas sales from the block commenced in the second half of calendar 1999. Resource evaluation work continues on the Mamore and Secure blocks in which Petroleum has a 50 per cent. and 41.18 per cent. interest respectively.

Americas — Exploration

Gulf of Mexico

At 1 March 2001, Petroleum owned a working interest in 12 exploratory leases and an overriding royalty interest in one lease in water depths less than 1,500 feet. Petroleum's portfolio also consisted of 219 leases and an overriding interest in an additional 4 leases making it one of the largest lease holders in water depths greater than 1,500 feet. In addition, BHP was the highest bidder on 12 leases in the Outer Continental Shelf Central Gulf of Mexico Lease Sale 178 in March 2001.

As part of its strategy to allocate efficiently exploration expenditure and to grow expeditiously the prospect inventory, Petroleum has entered into several joint venture arrangements with companies active in the deepwater.

In 1998, the Mad Dog-1 well encountered hydrocarbons and was suspended pending further evaluation. Through a re-determination process finalised in July 2000, Petroleum owns a resulting 23.9 per cent. working interest throughout the lease blocks associated with the entire Mad Dog Prospect.

In calendar year 1999, the Mad Dog partners drilled a successful appraisal well. A second appraisal well was drilled in Green Canyon Block 783 in the second half of calendar year 2000 and encountered 200 net feet of hydrocarbon bearing sands.

Mad Dog is Petroleum's third prospect along the Atwater Foldbelt trend to have encountered hydrocarbons. The Atwater Valley (AV) 575-1 encountered hydrocarbons at the Neptune prospect in 1995 and was appraised by the AV 574-1 well in 1998. The Atlantis discovery was drilled with the Green Canyon 699-1 well in 1998 and is located between Neptune and Mad Dog in approximately 4,400 feet of water. The appraisal well, Atlantis No. 2, was drilled at the end of the 1999-2000 financial year in Green Canyon Block 743. This well was operated by Petroleum. The Atlantis No. 2 well encountered in excess of 500 net feet of oil bearing sands. Petroleum has a 44 per cent. working interest in Atlantis, a 42.5 per cent. working interest in Neptune and a 23.9 per cent. working interest in Mad Dog. The third Atlantis well is to be commenced in April 2001 and will be operated by BP Amoco.

Bolivia

Resource evaluation work continues on the Mamore and Secure blocks in which Petroleum has a 50 per cent. and 41.18 per cent. interest respectively.

United Kingdom — Production

Petroleum's UK activities are based in the North Sea and the Irish Sea, and include the Liverpool Bay Development in the Irish Sea which is Petroleum's largest operated asset. Petroleum also has an interest in the Bruce oil and gas field and the Keith oil field which are located in the North Sea.

Liverpool Bay

Petroleum is the operator and has a 46.1 per cent. interest in the Liverpool Bay oil and gas development located off the Welsh coast in the Irish Sea. Other joint venture participants in the development are LASMO (ULX) Limited (45 per cent.) and Centrica Resources Ltd (8.9 per cent.). The development includes five fields, four of which have already been developed. First production from the Douglas and Lennox oil fields commenced in early 1996, and contracted gas sales to PowerGen from the Hamilton and Hamilton North gas fields commenced in July 1996.

Petroleum's share of remaining proved reserves in the Liverpool Bay development at 31 December 2000 is estimated to be 39.7 million barrels of oil and 362.7 billion cubic feet of gas.

In October 1999, PowerGen and the field owners agreed to reduce the sale price of the contracted gas for a five year period having effect from 1 June 1999, in exchange for a one off cash payment from PowerGen. The resulting deferred income amount will be amortised on a "unit of production" basis over the five years of the agreement. This agreement follows a similar re-negotiation of the Gas Sales Contract in December 1998 when the Company received a one-off cash payment for a permanent base price reduction.

Proceedings against Dalmine spa by Petroleum and its partners relating to the failure in June 1996 of a Lennox to Douglas pipeline are still continuing.

Bruce/Keith

The Bruce field, which was discovered in 1974, is located approximately 380 kilometres north-east of Aberdeen in the northern North Sea. Petroleum has a 16 per cent. interest in the field which is operated by BP Amoco. The integrated oil, gas and condensate development concept for Bruce is being developed over three phases. Gas production is sold under long-term take-or-pay sales contracts to British Gas Trading Ltd and Corby Power Limited.

Petroleum's share of remaining proved reserves in Bruce at 31 December 2000 is estimated to be 13.8 million barrels of liquids and 303.6 billion cubic feet of gas.

Petroleum has a 31.83 per cent. interest in the Keith oil discovery, lying adjacent to the Bruce field in block 9/8a and further interests in licence blocks 9/8b, 9/9b, and 9/9c. Development of the Keith field was approved in January 2000 and was completed with first production in November 2000. Petroleum's share of remaining proved reserves in Keith at 31 December 2000 is estimated to be 1.8 million barrels of liquids and 7.2 billion cubic feet of gas.

United Kingdom — Exploration

Petroleum retains interests in 9 UK blocks outside the blocks in which its producing assets lie. An ongoing programme of rationalisation of these assets is in place. One exploration well in the English Channel is planned.

Algeria — Exploration and Development

In Algeria, Petroleum holds a 45 per cent. interest in, and operates, Blocks 401a/402a. An evaluation of the hydrocarbon discovery at well RAR-1 is continuing and an application has been made to incorporate this discovery into the existing integrated development plan for the ROD fields mentioned below.

The largest of the oil fields partly located in Blocks 401a/402a, ROD, extends into the neighbouring Block 403 concession operated by AGIP and SONATRACH. A unitisation agreement has therefore been put in place to govern joint operatorship and commercial arrangements for the development, giving Petroleum approximately 17 per cent. of overall project reserves under the terms of the PSC. After grossing for Algerian taxes, Petroleum's net share of proved reserves is 32 million barrels. Petroleum's share of the US$500 million development costs will be around US$190 million.

First production from the fields is scheduled for the first half of 2003, with a gross peak production rate of 80,000 barrels of oil per day.

Petroleum holds a 100 per cent. interest in the Boukhechba exploration permit and is currently drilling the first of its two commitment exploration wells, OIR 1. The second commitment exploration well location has been agreed and will be drilled in May 2001. A farmout agreement with Woodside Energy (North Africa) Inc. to assign 50 per cent. of the Boukhechba interest after the current well is finished was signed by Petroleum in December 2000. This agreement is awaiting formal SONATRACH and Algerian government approvals.

Petroleum is also a participant in the Ohanet Risk Service Contract venture. The participants are BHP Petroleum (International Exploration) Pty. Ltd. (60 per cent.), Japan Ohanet Oil & Gas Co. Ltd. (30 per cent.) and Petrofac Resources (Ohanet) LLC (10 per cent.). A farmout agreement with Woodside Energy (Algeria) Pty Ltd to assign a 15 per cent. interest in the venture was signed by Petroleum in December 2000 and is subject to formal SONATRACH and Algerian government approvals. The total cost of developing the Ohanet reservoirs (estimated at around US$1 billion, Petroleum share US$618 million or US$464 million after farmout) will be borne by the foreign participants. In return, the participants will be entitled to recover their investment — together with an agreed fixed profit consideration — over a target eight-year period from the start of production.

All participants' monetary entitlement will be translated into volumes of condensate, butane and propane (at prevailing market prices). First production is scheduled for October 2003 and peak liquids production will be around 58,000 barrels per day.

Petroleum is also pursuing other oil and gas opportunities in Algeria.

West Africa — Exploration

Petroleum is operator and participant in the Production Sharing Contract ("PSC") for Block 21 in the deepwater Kwanza Basin, offshore Angola with a 30 per cent. interest, and a non-operated participant in Block 22, also in the deepwater Kwanza Basin with a 15 per cent. interest.

In Gabon, Petroleum is operator and has a 40.12 per cent. equity interest in the Otiti PSC and the Tolo PSC. The State of Gabon has a right to participate up to a 10 per cent. interest in both the Otiti and Tolo PSCs upon first production from any development.

Pakistan — Exploration

In Pakistan, Petroleum holds two exploration permits: Dadu (2667-1) and Risaldar A (2868-4) in the Indus Basin. Petroleum holds a 47.5 per cent. pre-discovery interest in Dadu and 95 per cent. in Risaldar A. The Government of Pakistan has a 5 per cent. interest in these permits and the right to increase its interest to 25 per cent. in the case of a commercial discovery. Risaldar A is in the process of being relinquished by Petroleum.

In 1998, the Zamzama-1 well in the Dadu exploration permit discovered gas. During 1999, the Dadu joint venture undertook an appraisal programme which identified potentially commercial reserves. In April 2000, Petroleum and its joint venture partners signed agreements with the Government of Pakistan and Sui Southern Gas Corporation to supply gas from an extended well on the Zamzama field in Southern Pakistan. Production commenced in March 2001 with the Government of Pakistan entitled to 25 per cent. of this test production. Petroleum is currently evaluating opportunities for expansion of gas production at Zamzama.

Other Areas and Activities

Petroleum is evaluating and progressing a number of development opportunities in the Near and Middle East (including in Iran, Syria and Kuwait), as well as exploration and appraisal activities in Trinidad and Cambodia/ Thailand.

Environment, Safety and Health

At present, Petroleum believes its operations comply in all material respects with applicable laws and regulations relevant to the protection of the environment and personnel.

Petroleum activities worldwide, including management of any associated environmental aspects, are subject to regulation and oversight by a range of regulatory authorities. These authorities variously set and enforce environmental licence, regulatory and permit conditions, as well as conduct approvals processes, inspections and audits.

Petroleum's activities are undertaken in accordance with the BHP Health, Safety, Environment & Community Policy. The BHP Petroleum Health, Safety and Environment Management Standards were issued in 2000 and reflect continual improvement. All operational sites have undertaken a self assessment against these Petroleum HSE Management Standards. The Standards are also verified by audits. Regular management reporting of prosecutions and incidents and near misses is also carried out.

In the UK and Australia, Petroleum's safety cases have been accepted for all its operated offshore facilities. BHP is also using the safety case approach in new projects. Petroleum is continuing to improve its safety cases by conducting regular reviews in consultation with its workforce.

Oil and Gas Reserves and Production

In this section, production and reserves include the entire output and reserves of controlled entities and BHP's proportion of joint ventures' output and reserves unless otherwise noted.

Reserves

Petroleum's estimates of its net proved reserves of crude oil, condensate, LPG and natural gas as at 31 December 2000, 30 June 2000, 31 May 1999 and 31 May 1998 respectively are set forth in the following tables. The reserves estimates were subject to economic tests specified in US Statement of Financial Accounting Standards No. 69 (SFAS No. 69) to determine economic limits.

Tabulated information on Petroleum's reserves represents Petroleum's net interest after deduction of royalties, fuel and flare. The production figures in the reserves tables are after royalty, fuel and flare deductions and corrections to previous estimates. Proved reserves include certain quantities of crude oil, condensate and LPG, which will be produced under arrangements which involve Petroleum in upstream risks and rewards but do not transfer title of the product to Petroleum.

Proved Developed and Undeveloped Oil, Condensate and LPG Reserves[1]
(millions of barrels)

	Australia	Asia	UK	Americas	Other[2]	Total
Reserves at 31 December 2000	403.2	—	55.2	31.5	87.1	577.0
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	(1.1)	—	1.7	(0.1)	—	0.54
Extensions and discoveries	4.4	—	0.8	0.8	73.2	79.2
Purchase/sales of reserves	—	—	—	3.8	(18.3)	(14.5)
Production[3]	(38.4)	—	(5.2)	(1.6)	—	(45.2)
Total changes	(35.1)	—	(2.7)	2.9	54.9	20.0
Reserves at 30 June 2000	438.3	—	57.9	28.6	32.2	557.0
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	26.2[4]	(0.2)	2.0	(0.1)	2.3	30.2
Extensions and discoveries	19.9[5]	—	1.9	9.4[6]	9.5[7]	40.7
Purchase/sales of reserves	—	(8.7)[8]	—	(0.1)	—	(8.8)
Production[3]	(77.8)	(1.3)	(11.7)	(4.2)	—	(95.0)
Total changes	(31.7)	(10.2)	(7.8)	5.0	11.8	(32.9)
Reserves at 31 May 1999	470.0	10.2	65.7	23.6	20.4	589.9
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	17.0[9]	(1.5)	3.7	6.5[10]	1.7	27.4
Extensions and discoveries	—	0.1	—	0.1	18.7[11]	18.9
Purchases/sales of reserves	(7.1)[12]	—	—	—	—	(7.1)
Production[3]	(57.6)	(2.7)	(9.3)	(3.5)	—	(73.1)
Total changes	(47.7)	(4.1)	(5.6)	3.1	20.4	(33.9)
Reserves at 31 May 1998	517.7	14.3	71.3	20.5	—	623.8

Figures are subject to rounding

Proved Developed Oil, Condensate and LPG Reserves[1]
(millions of barrels)

	Australia	Asia	UK	Americas	Other[2]	Total
Reserves at 31 December 2000	294.8	—	43.4	12.6	—	350.8
Reserves at 30 June 2000	334.2	—	46.3	11.3	—	391.8
Reserves at 31 May 1999	331.7	8.8	49.4	14.8	—	404.7
Reserves at 31 May 1998	355.2	9.8	43.0	14.7	—	422.7

Notes:

(1) In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.

(2) ''Other'' consists of Algeria and Pakistan.

(3) Production for reserves differs slightly from marketable production due to timing of sales and different production allocation methods.

(4) Mainly from revisions to North Rankin, Goodwyn and Perseus.

(5) Mainly from extensions to Goodwyn and Marlin.

(6) Addition of Typhoon field in the Gulf of Mexico.

(7) Addition of BSF, RDB, and RERN and extension of SFNE in Algeria.

(8) Sale of Kutubu, Gobe, SE Gobe and Moran in PNG in November 1999.

(9) Mainly from positive revisions at Griffin, Laminaria, North Rankin, Perseus and Goodwyn offset by the removal of Angel.

(10) Mainly from the successful results of a horizontal well at Poloma in Bolivia.

(11) Addition of ROD and SFNE discoveries in Algeria.

(12) Sale of Jabiru, Challis and Cassini in the Timor Sea and sale of Elang Kakatua and Kakatua North in the Zone of Cooperation.

Proved Developed and Undeveloped Natural Gas Reserves
(billions of cubic feet)

	Australia[1]	Asia[2]	UK	Americas	Other[3]	Total
Reserves at 31 December 2000	4,059.4	—	674.8	142.0	10.2	4,886.4
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	(21.1)	—	(4.3)	0.8	—	(24.6)
Extensions and discoveries	27.8	—	—	6.4	—	34.2
Purchases/sales of reserves	—	—	—	6.1	—	6.1
Production[4]	(80.0)	—	(25.9)	(13.7)	—	(119.6)
Total changes	(73.8)	—	(30.2)	(0.4)	—	(103.9)
Reserves at 30 June 2000	4,132.7	—	705.0	142.4	10.2	4,990.3
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	280.5 [5]	—	7.3	—	—	287.8
Extensions and discoveries	196.4 [6]	—	—	35.2 [7]	10.2[8]	241.8
Purchases/sales of reserves	—	—	(79.1)[9]	(2.7)	—	(81.8)
Production[4]	(188.8)	—	(72.9)	(16.2)	—	(277.9)
Total changes	288.1	—	(144.7)	16.3	10.2	169.9
Reserves at 31 May 1999	3,844.6	—	849.7	126.1	—	4,820.4
Improved recovery	—	—	—	—	—	—
Revisions of previous estimates	278.8 [10]	—	41.9	20.1	—	340.8
Extensions and discoveries	—	—	—	8.0	—	8.0
Purchase/sales of reserves	—	—	—	—	—	—
Production[4]	(157.7)	—	(69.6)	(5.2)	—	(232.5)
Total changes	121.1	—	(27.7)	22.9	—	116.3
Reserves at 31 May 1998	3,723.5	—	877.4	103.2	—	4,704.1

Proved Developed Natural Gas Reserves
(billions of cubic feet)

	Australia[1]	Asia[2]	UK	Americas	Other[3]	Total
Reserves at 31 December 2000	2,338.0	—	500.5	122.3	—	2,960.8
Reserves at 30 June 2000	2,437.0	—	522.4	125.9	—	3,085.3
Reserves at 31 May 1999	2,365.4	—	617.8	117.4	—	3,100.6
Reserves at 31 May 1998	2,396.4	—	639.3	96.4	—	3,132.1

Notes:

(1) Production for Australia includes gas sold as LNG.

(2) 'Asia' consists of PNG, which had liquids reserve only, all of which were sold during 1999-2000.

(3) 'Other' consists of Pakistan.

(4) Production for reserves differs slightly from marketable production due to timing of sales and different production allocation methods.

(5) Mainly revisions at Goodwyn, North Rankin, Perseus and Snapper.

(6) Mainly extensions at Goodwyn and Marlin.

(7) Addition of Typhoon in the Gulf of Mexico.

(8) Addition of reserves associated with the extended well test of Zamzama in Pakistan.

(9) Sale of Ravenspurn North and Johnston.

(10) Mainly North West Shelf (North Rankin, Perseus and Goodwyn, offset by the removal of Angel) and Bass Strait (Bream, Snapper and Tuna).

Production

Petroleum's production is derived from assets in Australia, the UK and the US, as well as Bolivia. For the six months to December 2000, Petroleum's oil equivalent production was 65.2 million barrels. Oil and condensate constitutes approximately 63 per cent. of BHP's total production.

The following table sets out Petroleum's historical net daily crude oil, condensate and natural gas production by region and the annual production of LNG, LPG and ethane for the 13 months ended 30 June 2000, the year ended 31 May 1999, and the six months ended 31 December 2000 and 31 December 1999, as well as the average sales prices for total production for each of those periods.

	Period Ending		Six Months Ending 31 December	
	30 June 2000[1]	31 May 1999[1]	2000[1]	1999[1]
Crude Oil and Condensate Production[2]				
(thousands of barrels per day)				
Australia	175	135	190	158
Asia	4	8	—	7
UK	28	24	25	24
Americas	10	10	8	11
Total	217	177	223	200
Natural Gas Production[2]				
(millions of cubic feet per day)				
Australia	265	260	299	278
Asia	—	—	—	—
UK	179	195	158	165
Americas	47	15	54	42
Total	491	470	511	485
Average Sales Price				
Oil (US$ per barrel)	24.67[3]	13.20	31.34[4]	22.65[5]
Natural gas (US$ per thousand cubic feet)	1.47	1.83	1.58	1.38
Liquified Natural Gas (LNG) Production				
(thousand tonnes)				
Australia	1,309[6]	1,296	631	664
Liquified Petroleum Gas (LPG) Production				
(thousand tonnes)				
Australia	622[6]	555	289	317
UK	63[6]	47	39	20
Total	685[6]	602	328	337
Ethane Production				
(thousand tonnes)				
Australia	80[6]	74	35	42

Notes:
(1) Fuel, flare and royalty have been deducted for all areas. Production shown represents marketable production and differs from the production shown in the reserves tables.
(2) Production values shown are average daily rates for the respective period.
(3) This figure excludes commodity hedging. The figure including commodity hedging is A$22.43
(4) This figure excludes commodity hedging. The figure including commodity hedging is A$29.26
(5) This figure excludes commodity hedging. The figure including commodity hedging is A$20.04
(6) Production rates for 1999-2000 are pro rated to tonnes per 12 month year.

1.3   Steel

In March 2001, BHP announced its intention to spin-out its entire steel flat and coated products business. The spin-out is expected to be completed no later than the end of calendar year 2002.

BHP commenced steelmaking activities in 1915 and has been the principal Australian steelmaker since that time. BHP currently supplies approximately 44 per cent. of Australia's and the majority of New Zealand's domestic steel demand. BHP exported 45 per cent. of its Australian steel despatches in 1999-2000, the principal markets being North and South East Asia, North and South America and Europe. New Zealand Steel ("NZS") exported 61 per cent. of its steel despatches in 1999-2000, the principal markets being Australia, Japan, North America and South East Asia.

In September 1999, BHP reduced its raw steel capacity by 1.6 million tonnes to 7.3 million tonnes mainly due to the closure of the Newcastle steelworks. In October 2000, BHP divested its long products businesses together with its pipe and tube and Tubemakers distribution businesses by way of a spin-out of a new entity, known as OneSteel Limited (OneSteel), to its shareholders. The spin-out has reduced BHP's raw steel capacity by a further 1.7 million tonnes to 5.6 million tonnes, including NZS's current annual raw steel capacity of 0.6 million tonnes. In the US, Steel has a 50 per cent. interest in a flat products steel mini-mill at Delta, Ohio which has an annual capacity of 1.4 million tonnes of raw steel.

BHP Steel remains Australia's and New Zealand's largest fully integrated steelmaker and is substantially reliant upon BHP Minerals for the principal raw materials required for steelmaking, namely iron ore, as well as in coking coal, the principal energy source for blast furnace smelting. BHP Transport & Logistics supplies steel's transport requirements.

Capital and investment expenditure was A$282 million in the year ended 30 June 2000, which includes approximately A$125 million spent on acquiring a 14 per cent. interest in Email Limited (which interest was spun-out as part of OneSteel). This compares with expenditure of A$392 million in the year ended 30 June 1999.

The Australian steel distribution sector has recently consolidated via the acquisition by Smorgon Steel Group and OneSteel of Email Limited's metals distribution business resulting in two companies, Smorgon Steel and OneSteel, now representing approximately 36 per cent. and 30 per cent. respectively of the total (BHP Steel plus imports) steel flat products distribution sector in Australia. Both companies have been major distributors of BHP Steel's products in the past.

Flat Products

The major operational centre is located at Port Kembla, NSW. The Port Kembla steelworks has an annual capacity of 5.0 million tonnes of raw steel. Primary facilities consist of two blast furnaces, three 275-tonne basic oxygen steelmaking vessels and three slabcaster machines. Downstream facilities at Port Kembla produce hot-rolled coil, plate, tinplate and cold-rolled coil.

The Port Kembla steelworks supplies hot-rolled coil to the pipe and tube industry, and plate and hot-rolled coil to the structural and engineering construction industries, the building and manufacturing industries and the mining industry. It also supplies tinplate to can makers for use in the food, paint and beverage industries. In addition, the Port Kembla steelworks supplies slabs, hot-rolled coil, plate, tinplate, blackplate and strapping to international markets.

In the US, BHP is a partner in a flat products steel mini-mill at Delta, Ohio. BHP has a 50 per cent. interest in this joint venture, the other partner being a wholly-owned subsidiary of Cargill Inc. The mill has an electric-arc furnace using scrap, HBI, pig iron and direct reduced iron with an annual steelmaking capacity of 1.4 million tonnes.

In March 2000, BHP signed an agreement with NUCOR Corporation of the USA ("NUCOR") and Ishikawajima-Harima Heavy Industries of Japan ("IHI") to form a limited liability company ("LLC") to licence its "Project M" strip casting patents and technology developed with IHI. An Australian BHP subsidiary has transferred its interest in certain non Australasian patents and technology to the LLC at fair market value.

NUCOR will become the first licensee of the LLC and will undertake the first commercialisation of this steel strip casting technology.

Coated Products

Coated Products produces a wide range of finished and semi-finished flat steel products in sheet and coil form. As described below, its production and marketing facilities extend internationally.

Coated Steel Australia ("CSA") produces hot-rolled and cold-rolled, metallic coated, painted and electrical steel sheet and coil. It processes and coats steel strip for several markets in Australia and overseas. Hot-rolled and cold-rolled, and metallic coated steels, are supplied to the automotive components and vehicle manufacturing

industries for a wide range of parts and panels. Metallic coated and pre-painted steels are supplied to the building and construction, whitegoods, office furniture and general manufacturing industries. CSA exports approximately 25 per cent. of its production with the main markets being in Asia, Latin America, the Middle East and Europe.

CSA has a number of well established brands for its coated products, including GALVABOND® zinc coated, ZINCALUME® zinc aluminium alloy coated and COLORBOND® prepainted, steel sheet and coil products.

The two main production facilities are located at Springhill, NSW, and Western Port, Victoria. Seven service centres are located in NSW, Queensland, Victoria, South Australia and Western Australia.

The Springhill plant processes hot-rolled coil, sourced from the adjacent Port Kembla steelworks, into cold-rolled, metallic coated and painted coil and sheet products. Its nominal production capacities are: cold-rolling (960,000 tpa), coating (660,000 tpa) and painting (140,000 tpa).

The Western Port plant sources slabs from the Port Kembla steelworks to produce hot-rolled, cold-rolled, metallic coated and painted coil and sheet products. Its nominal production capacities are: hot-rolling (1,500,000 tpa), cold-rolling (950,000 tpa), coating (790,000 tpa) and painting (290,000 tpa).

The service centres provide custom slitting and shearing operations, as well as processing product from Springhill and Western Port for direct supply to customers. In addition, a paintline, with a nominal capacity of 70,000 tpa, is located at the Acacia Ridge service centre servicing the Queensland market. There is also a paintline, with a nominal capacity of 40,000 tpa, at the Port Kembla service centre servicing mainly the NSW market. This centre also has a decarburising line servicing the electrical steel market across Australia. Additional regional painting facilities are in construction or planning phase. The service centres also act as a centre for sales and marketing operations in their respective states.

Coated Products also operates the facilities in Indonesia, Malaysia, Thailand and Saudi Arabia to supply the international building and construction market.

BHP Steel has marketing and selling offices in Canada, Hong Kong, India, Japan, the Philipines, Singapore, South Africa, South Korea, Taiwan, United Arab Emirates, UK and the US which are engaged in export sales and stockage of products from both Coated Products and Flat Products.

New Zealand Steel ("NZS")

NZS is New Zealand's only fully integrated flat products steelmaker. Its products include hot-rolled coil, plate, cold-rolled coil, welded hollow sections, metallic coated and painted flat products including established brands such as COLORSTEEL® and ZINCALUME® coated sheet steel products. Steel despatches for the year ended 30 June 2000 were 602,000 tonnes. NZS uses a direct reduction process followed by electrical melting to produce a high-purity molten iron from local titaniferous ironsand concentrate and local coal. The nominal capacities are steel making (600,000 tpa), hot-rolling (825,000 tpa), cold-rolling (400,000 tpa), metallic coating (200,000 tpa) and painting (60,000 tpa).

NZS supplied 238,000 tonnes to the New Zealand domestic market in the year ended 30 June 2000 and exported 364,000 tonnes. The major domestic markets served are building and construction, heavy engineering and general manufacturing. Export markets served include the US, Australia, Japan, the Pacific Islands, PNG, South East Asia and Canada.

Building Products

BHP Steel Building Products operates in Australia and internationally, producing and distributing steel rollformed products and accessories for roofing and walling applications, as well as structural decking and light building sections. The largest markets served are in commercial, industrial and dwelling construction. Its major supplier is Coated Products.

Rollforming manufacturing centres are located throughout Australia and in Malaysia, Singapore, Indonesia, Thailand, China, Taiwan, Brunei, Vietnam, Papua New Guinea, Fiji, New Caledonia, Vanuatu and Sri Lanka.

Technology

The bulk of Steel's research and development programme remains focused on maintaining its businesses' competitive advantage in coated products. Steel continues to market the technology for the aluminium/zinc alloy coating of steel through its wholly-owned subsidiary, BIEC International Inc.

Steel continues to develop its patented, solid paint technology.

At the Port Kembla steelworks in NSW, there has been continued progress in reducing coke plant emissions and a new advanced technology has been selected for piloting and constructing a system for reducing sinter plant stack emissions. In March 2001, BHP announced that it would spend A$94 million on this upgrade of the sinter plant. The installation of pulverised coal injection for the two blast furnaces has been authorised, for commissioning early in 2002. The North Star BHP Steel joint venture hot-strip production facility, based on new 90mm thick slab casting, has now exceeded its design capacity and is delivering high quality coils with outstanding delivery performance.

Raw Materials

The majority of the iron ore requirements of BHP's steel activities are obtained from mines owned or operated by BHP. BHP Minerals' Illawarra, NSW Collieries currently supply or have the capacity to supply the bulk of Steel's coking coal requirements. The majority of the manganese requirements of Steel are obtained from an Australian mine and smelter owned by the Billiton group. BHP purchases limestone from Japanese suppliers and Australian mines. Dolomite requirements are met from OneSteel operations in South Australia.

Environmental Regulation

Steel believes its steelmaking and related activities comply in all material respects with applicable environmental laws and regulations. Where non-compliance or regulatory requirements do occur, these are not expected to have a material adverse effect on BHP's financial position or results of operations.

In response to changing standards and increased expectations, Steel has adopted a continuous improvement approach to environmental management. By way of example, the steelworks at Port Kembla, NSW is currently undertaking various Pollution Reduction Programmes ("PRPs") that include technological improvement and capital expenditure projects. Air quality improvement projects feature in the current PRPs and include completion of the coke ovens pushing emissions control and the sinter plant fume cleaning projects.

Closure has been effected at the Steel operations at the Newcastle Steelworks main site and at the Kooragang Island waste facility. Provision has been made to address planned remediation and closure activities at both sites.

Steel Production

In this section, production includes the entire output of controlled entities and BHP's proportion of joint ventures' output unless otherwise noted.

The following table sets forth Steel's production of raw steel and normal operating capacity for the periods indicated.

Raw steel[1]

(million tonnes)	6 months to December 2000	6 months to December 1999	13 months to June 2000	12 months to May 1999	Normal operating Capacity
Flat products[2]	2.8	2.8	5.9	5.4	5.6
Long products[3]	0.5	0.7	2.1	2.8	

Notes:
(1) *Conversion Factors Table*
  1 million tonnes = 1.1023 million (US) short tons
  1 million tonnes = 0.9842 million (US) long tons
(2) *Port Kembla and New Zealand operations. Excludes the compact steel mill at Delta, Ohio, US with total capacity of 1.4 million tpa of raw steel. BHP has a 50 per cent. interest in the mill. During 1999-2000, 1.4 million tonnes were produced (100 per cent. terms).*
(3) *Long products raw steel production capacity was spun-out as part of OneSteel in October 2000.*

BHP Transport and Logistics

BHP Transport and Logistics ("Transport") has its headquarters in Melbourne, and provides logistics solutions to BHP and other customers globally including transportation by sea, road and rail, stevedoring, and other port services, marine and supply chain consultancy and ship management. Approximately 71 per cent. of Transport's revenue is from BHP companies and the balance from third parties.

For the period from 1 July 2000 to 28 February 2001. Transport's revenue can be classified as follows:

Source of Revenue	Revenue (A$ million)	per cent Share of Total Revenue
Steel	356	33 per cent.
Minerals	409	38 per cent.
Petroleum	6	1 per cent.
Inter-company Total	771	72 per cent.
External	307	28 per cent.
Total	1,078	100 per cent.

At 30 June 2000, Transport owned and operated seven vessels, jointly owned and operated five vessels and managed seven other vessels internationally and around the Australian coast. It also operated and managed eight tugs and one bunkering barge in Australian ports. BHP Transport and Logistics is a significant global user of third party services and assets to meet its customers' needs.

Environmental Regulation

BHP Transport and Logistics believes its activities comply in all material respects with applicable laws and regulations relevant to the protection of the environment. BHP Transport and Logistics employ environmental specialists to advise on technical and regulatory matters relevant to the environmental management of their operations and projects.

BHP Transport and Logistics adopts international, national and state regulations applicable to its owned or operated operations as minimum operating standards. All time-chartered vessels are required, by charter party clauses or voyage instructions, to comply with applicable international environmental regulations and with relevant voluntary guidelines, in all its operations.

Corporate Services

Corporate Services comprises a number of business areas

- **Shared Business Services** ("SBS") delivers business services to BHP assets globally and other selected customers. SBS provides a range of services that can be shared across BHP assets, to leverage expertise and reduce costs by removing duplication and achieving economies of scale. SBS has established two Shared Services Centres in Adelaide, Australia, and Houston, US, to provide standard services in finance and accounting, human resources, and supply/procurement to BHP's assets worldwide. Since the project's inception twelve months ago, SBS has successfully migrated BHP Steel operations to SBS based operations. Corporate head office is currently transitioning to SBS with progressive implementation plans for the migration of most BHP assets targeted for completion by end of March 2002.

- **Global Supply** is responsible for developing company wide supply strategy, for directing major strategic sourcing initiatives and for the implementation of an e-procurement capability across BHP.

- **External Sourcing** provides capabilities for managing externally based service supply arrangements: a strategic review capability to evaluate service delivery requirements and design appropriate solutions; an alliance development and outsourcing capability to implement the developed strategies; and an alliance management capability to manage the interface with external suppliers. One of BHP's key outsourcing arrangements is with Computer Sciences Corporation in relation to the provision of technology related services across BHP.

- **Property Portfolio Management** reviews ownership and leasing of property; consolidates leasehold properties across BHP; identifies and sells surplus freehold properties and ensures property disposal is transparent, competitive and includes full due diligence. Specific activities includes:

  - Negotiation with the NSW Government to transfer its land holdings in the Newcastle area to the State of NSW, following the closure of the steel works in Newcastle. The negotiations include the requirements for remediation of the sites. Provisions made in relation to Newcastle lands are based on the proposed site remediation plan, and are consistent with current negotiations.

  - Project management of the relocation of BHP's global headquarters to a new site during 2003.

Group

Market Risk Policy

The market risk management policy covers price risks inherent in BHP's commodity revenues and costs and its rates for interest, foreign exchange and freight.

During 2000, BHP conducted a comprehensive review of its strategy in relation to market price risks, including the disclosure of hedging positions. As a result of this review, a new approach to Market Risk Management, Portfolio Risk Management, was announced in December 2000.

The objective of the new strategy is to support the delivery of BHP's financial targets while protecting BHP's future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a ''self insurance'' model, by taking advantage of the natural hedges provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk. Further, BHP will bear the residual market risk, rather than engage in the hedging of this risk. For the foreseeable future, hedging programmes will be discontinued and existing hedging positions will be allowed to run off.

There are two components to the Portfolio Risk Management strategy:

- *risk mitigation* — risk is managed at the portfolio level within an approved Cashflow at Risk (''CFaR'') limit structure to support the achievement of BHP's broader strategic objectives. Risk is not managed at an individual asset or business unit levels.

  Where CFaR is within the Board approved CFaR limit, no hedging activities will be required to be undertaken. Based on current CFaR analysis of the corporate business plan, this will not be required for the foreseeable future. Existing hedge positions will be allowed to run-off. There may be circumstances, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support BHP's broader strategic objectives. In such circumstances, BHP may execute hedge transactions. If required, hedging will be executed rateably across all risk categories where there is a liquid traded market; and

- *strategic financial transactions* — opportunistic transactions to capture value from perceived market over/under valuations. These transactions will occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses being taken directly to the Profit and Loss account. These transactions will be strictly controlled under a separate stop-loss and Value at Risk limit framework.

Under the previous policy, which was in place for the year ended 30 June 2000, the objectives of the programmes were to protect Company earnings from price risks, to protect cashflows as appropriate in support of business requirements, and to add value to business strategies through active management of exposures. This was achieved through a series of individual price risk management programmes at a business unit level. Hedge transactions that were outstanding under this approach, as detailed in Note 34 to BHP's financial statements of 30 June 2000 — Market risk and financial instruments will be allowed to run off.

Exchange Rate and Interest Rate Risk

Currency Hedging — Transactions

BHP is exposed to exchange rate transaction risk on foreign currency sales and purchases. In the financial period ended 30 June 2000, approximately 67 per cent. of BHP's sales revenue was denominated in, or was linked to, the US dollar. These risks provide diversification benefits to the wider BHP portfolio and are therefore managed as part of the Portfolio Risk Management approach outlined previously.

At 30 June 2000, on a marked to market basis, hedge positions were showing net unrealised losses of A$673 million.

Currency Hedging — Borrowings

BHP is exposed to exchange rate translation risk in relation to foreign currency denominated debt. BHP manages its foreign currency translation exposures so that foreign currency net assets provide a natural hedge against the effect of variations in the exchange rate on the Australian dollar value of foreign currency denominated debt.

Interest Rate Hedging

BHP is exposed to interest rate risk on its debt portfolio. These risks provide diversification benefits to the wider BHP portfolio and are therefore managed as part of the Portfolio Risk Management approach outlined previously.

Insurance

BHP Insurance is primarily concerned with the assessment of risk exposures within the BHP Group and the purchase of necessary insurance coverage. It is also active with claims management.

Underwriting of insurance risks is also undertaken, and assistance and advice on insurance matters, such as the provision of risk management assessments/surveys and recommendations to reduce losses, are also provided to the Assets.

Insurance operates two insurance companies and a health benefits fund.

BHP Marine and General Insurances Pty Ltd (incorporated in Australia) and The World Marine and General Insurance plc (incorporated in the United Kingdom) are captive insurers mainly insuring BHP risks.

BHP uses this arrangement to reduce insurance costs to the BHP Group by retaining risk and providing effective entry to the reinsurance market to purchase catastrophe insurance cover.

Transition Benefits Fund Pty Ltd (incorporated in Australia) is a registered, not for profit, restricted membership, health benefits organisation that provides health insurance benefits to qualifying Australian domiciled employees of the BHP Group and its associated companies.

Each company is subject to, and BHP believes that each conforms with, the regulatory controls of the particular industry regulating authority in its country of incorporation.

Research and New Technology

Research and development costs, as defined in the accounts before crediting related grants, during the years ending 31 May 1998, 31 May 1999 and 30 June 2000, were A$174 million, A$221 million and A$94 million, respectively. Rationalisation of these activities to better align them with business requirements has continued and the research and development ("R&D") activities are now firmly embedded within the business units. The number of staff directly employed on these activities has been recently stabilised at about 150, and the number of research centres reduced from four to two by the closure of the Melbourne, Victoria and Reno, Nevada, US facilities. The two remaining research centres have as their main activities:

- Newcastle — ferrous minerals and coal, processing and product performance, and non-ferrous minerals processing; and

- Port Kembla — ironmaking, steelmaking, steel processing and products.

Exploration technologies have been relocated close to Head Office in Melbourne. Other research laboratory based activities including the maintenance and railways groups have been placed in Universites with short-term contracts. Two major R&D activities, hot strip casting (Project M) and gravity gradiometry (Project Falcon) are now proceeding to commercialisation.

Employees

BHP has approximately 28,000 employees. A significant proportion of these employees are employed in Australia-based operations. The balance are with BHP's other operations with those in North America, South America, UK, New Zealand, Papua New Guinea and South East Asia accounting for the majority of remaining employees.

Part 2

BHP Financial Information for the Three Financial Periods Ended 30 June 2000[(a)]

The consolidated financial information in this section for the financial periods ended and as at 30 June 2000, 31 May 1999 and 31 May 1998 has been extracted from BHP's audited financial statements prepared under Australian GAAP for the financial periods ended 30 June 2000 and 31 May 1999 without material adjustment. The auditors issued unqualified audit reports on each of the three periods. Copies of the full financial statements will be sent to BHP Shareholders (free of charge) on request. BHP Shareholders should call 1300 655 140 for a copy. Copies are also available on BHP's website **www.bhp.com.au.**

PROFIT AND LOSS STATEMENT
for the financial period ended (a)

	30 June 2000	31 May 1999	31 May 1998
	(A$ millions)		
Operating revenue			
Sales	21,506	19,229	21,189
Other revenue	2,177	2,692	3,475
	23,683	21,921	24,664
deduct			
Operating expenses and cost of sales	18,826	20,973	22,571
Depreciation and amortisation	2,292	2,218	2,206
Group centre, general and administrative expenses	132	143	161
Borrowing costs	723	732	739
* Operating profit/(loss) before income tax	1,710	(2,145)	(1,013)
deduct			
**Income tax expense attributable to operating result	117	164	518
Operating profit/(loss) after income tax	1,593	(2,309)	(1,531)
Outside equity interests in operating loss/(profit) after income tax	34	(3)	57
Operating profit/(loss) after income tax, attributable to members of BHP	1,627	(2,312)	(1,474)
Retained profits at the beginning of the financial period	1,826	4,826	7,077
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates	250		
Total available for appropriation	3,703	2,514	5,603
(deduct)/add			
Dividends provided for or paid	(903)	(766)	(777)
Aggregate of amounts transferred from reserves	41	78	—
Retained profits at the end of the financial period	2,841	1,826	4,826
The operating profit/(loss) after income tax, attributable to members of BHP comprises:			
* Operating profit before abnormal items and income tax	2,965	934	2,083
**Income tax expense attributable to operating profit before abnormal items	(967)	(566)	(821)
Operating profit after income tax before abnormal items	1,998	368	1,262
Outside equity interests in operating loss/(profit) after income tax before abnormal items	34	(3)	40
Operating profit after income tax, before abnormal items, attributable to members of BHP	2,032	365	1,302
* Abnormal items included in operating profit/(loss) before income tax(b)	(1,255)	(3,079)	(3,079)
**Abnormal income tax benefit	850	402	303
Abnormal items after income tax(b)	(405)	(2,677)	(2,776)
Operating profit/(loss) after income tax, attributable to members of BHP	1,627	(2,312)	(1,474)
Basic earnings per share (Australian cents)			
— excluding abnormal items	114.9	21.1	77.0
— including abnormal items	92.0	(133.5)	(87.2)

(a) 30 June 2000 refers to the thirteen months ended 30 June 2000. 31 May refers to the year ended 31 May.

(b) Abnormal items for the year ended 31 May 1998 excludes A$17 million (no tax effect) attributable to outside equity interests.

as at

	30 June 2000	31 May 1999	31 May 1998
	(A$ millions)		
Assets			
Current assets			
Cash	684	460	977
Receivables	2,629	2,661	2,986
Investments	359	273	175
Inventories	2,138	2,262	2,829
Other	271	196	251
Total current assets	6,081	5,852	7,218
Non-current assets			
Receivables	189	323	455
Investments	1,131	483	847
Inventories	159	187	184
Property, plant and equipment	19,586	22,631	26,093
Intangibles	130	175	389
Other	2,068	1,836	1,896
Total non-current assets	23,263	25,635	29,864
Total assets	29,344	31,487	37,082
Liabilities			
Current liabilities			
Accounts payable	2,566	2,635	3,096
Borrowings	2,530	1,381	1,365
Provisions	1,727	2,178	1,714
Total current liabilities	6,823	6,194	6,175
Non-current liabilities			
Accounts payable	45	156	173
Borrowings	5,868	9,990	12,801
Provisions	5,603	5,786	5,524
Total non-current liabilities	11,516	15,932	18,498
Total liabilities	18,339	22,126	24,673
Net assets	11,005	9,361	12,409
Shareholders' equity			
Shareholders' equity attributable to members of BHP			
Share capital	7,093	6,533	2,043
Reserves	419	287	6,803
Retained profits	2,841	1,826	4,826
BHP Shares held by controlled entities(a)	—	—	(2,087)
	10,353	8,646	11,585
Shareholders' equity attributable to outside equity interests	652	715	824
Total shareholders' equity	11,005	9,361	12,409

(a) BHP Shares previously held by the Beswick Group were bought back and cancelled during the year ended 31 May 1999.

Statement of cash flows
for the financial period ended (a)

	30 June 2000	31 May 1999	31 May 1998
		(A$ millions)	
Cash flows related to operating activities			
Receipts from customers	20,959	19,331	21,466
Payments to suppliers, employees, etc.	(16,210)	(15,248)	(16,654)
Dividends received	46	20	40
Interest received	91	221	147
Borrowing costs	(916)	(1,087)	(1,058)
Proceeds from gas sales contract price re-negotiation	231	708	—
Other	337	348	136
Operating cash flows before income tax	4,538	4,293	4,077
Income taxes paid	(600)	(708)	(518)
Net operating cash flows	3,938	3,585	3,559
Cash flows related to investing activities			
Purchases of property, plant and equipment	(1,102)	(2,608)	(3,782)
Exploration expenditure	(373)	(643)	(712)
Purchases of investments	(438)	(137)	(136)
Purchases of, or increased investment in, controlled entities net of their cash	—	(75)	(19)
Investing outflows	(1,913)	(3,463)	(4,649)
Proceeds from sale of property, plant and equipment	741	548	408
Proceeds from sale or redemption of investments	242	361	1,938
Proceeds from sale or partial sale of controlled entities and joint venture interests net of their cash	698	1,290	780
Net investing cash flows	(232)	(1,264)	(1,523)
Cash flows related to financing activities			
Proceeds from ordinary share issues, etc.	275	149	355
Proceeds from sale of employee share plan loans	—	—	110
Proceeds from issue or renegotiation of preference shares	—	—	646
Borrowings	1,658	2,018	2,548
Repayment of borrowings	(4,867)	(4,310)	(4,317)
Redemption of preferences shares	—	—	(632)
Dividends paid	(498)	(520)	(449)
Other	82	(14)	224
Net financing cash flows	(3,350)	(2,677)	(1,515)
Net increase/(decrease) in cash and cash equivalents	356	(356)	521
Cash and cash equivalents at beginning of period	573	949	363
Effect of foreign currency exchange rate changes on cash and cash equivalents	8	(20)	65
Cash and cash equivalents at end of period	937	573	949

(a) 30 June 2000 refers to the thirteen months ended 30 June 2000. 31 May refers to the year ended 31 May.

Part 3

BHP Half Year Report for the period ended 31 December 2000

The following information is extracted from the BHP Half Yearly Report for the period ended 31 December 2000 which was filed with ASX on 13 March 2001.

REVIEW OF OPERATIONS

Results Summary		31 December 2000	Half year ended 30 November 1999	Change
Revenue	(A$ million)			
– Sales revenue		10 506	9 527	+10.3%
– Other revenue		248	610	-59.3%
		10 754	10 137	+6.1%
Net profit attributable to BHP Entity shareholders	(A$ million)	1 427	1 081	+32.0%
Basic earnings per share	(cents)	80.0	61.5	+30.1%

The profit after tax attributable to BHP shareholders for the half year ended 31 December 2000 was $1 427 million. This was a record result and an increase of $346 million or 32.0% compared with the corresponding half year ended 30 November 1999.

Basic earnings per share were 80.0 cents compared with 61.5 cents for the corresponding period.

The following major factors affected profit after tax attributable to BHP shareholders for the half year ended 31 December 2000 compared with the corresponding period:

Prices (positive impact of $380 million)

Higher prices after commodity hedging for petroleum products and copper increased profit by approximately $355 million compared with the corresponding period.

Exchange rates (positive impact of $315 million)

Foreign currency fluctuations net of hedging had a favourable effect of approximately $315 million compared with the corresponding period.

New operations (positive impact of $100 million)

Profits from the Laminaria/Corallina and Buffalo oil fields (North West Australia) contributed approximately $150 million for the period. These were partly offset by increased losses of approximately $50 million from HBI Venezuela and HBI Western Australia. These losses were mainly due to production ramp-up difficulties at both facilities, the cessation of interest capitalisation following commissioning at HBI Venezuela, and the expensing of capital to resolve process and operational difficulties at HBI Western Australia.

Asset sales (negative impact of $60 million)

Profits from asset sales were approximately $60 million lower than in the corresponding period.

Costs (negative impact of $60 million)

Costs had an unfavourable effect of approximately $60 million compared with the corresponding period. This was partly due to higher superannuation contributions following the cessation of a superannuation contribution holiday in December 1999, and implementation costs associated with the introduction of Shared Business Services. These were partly offset by lower borrowing costs due mainly to reduced debt levels.

Exploration (negative impact of $45 million)

Exploration expenditure charged to profit was approximately $45 million higher than in the corresponding period, mainly reflecting activity in the Gulf of Mexico (USA), Latin America and Australia.

Volumes (negative impact of $35 million)

Lower petroleum sales volumes at Bass Strait (Victoria) due to natural field decline and pipeline damage between Longford and Long Island Point decreased profits by approximately $60 million compared with the corresponding period. This was partly offset by higher iron ore shipments which increased profits by approximately $20 million compared with the corresponding period.

Other (negative impact of $245 million)

The corresponding period included a tax benefit of approximately $270 million comprising a benefit of $160 million arising from the restatement of deferred tax balances as a consequence of the Australian company tax rate changes and a benefit of approximately $110 million arising from finalisation of funding arrangements related to the Beenup mineral sands project (Western Australia). The half year ended 31 December 2000 included additional tax benefits of approximately $75 million in respect of certain overseas exploration expenditure for which no deduction has previously been recognised.

Outside equity interests' share of net profit increased by approximately $50 million, mainly due to improved results at the Ok Tedi (PNG) copper mine and adjustments in the corresponding period attributable to minority shareholders of the Moura (Queensland) coal mine following its sale in August 1999.

Dividend

An unfranked dividend of 25 cents per share was declared and paid during the half year, unchanged from dividends declared in the corresponding period.

SEGMENT RESULTS (AFTER TAX)

Following various asset sales and an internal reorganisation, the Services segment ceased to be reported from 1 July 2000.

As a consequence, Transport and Logistics is reported in Steel, and remaining Services' activities including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data have been adjusted accordingly. 1999 data for Services mainly relate to profits from businesses which have been sold.

Half year ended	31 December 2000 A$ million	30 November 1999 A$ million	Change %
Minerals	834	582	+43.3
Petroleum	897	459	+95.4
Steel	252	272	-7.4
Services		3	
Net unallocated interest	(220)	(256)	
Group and unallocated items	(307)	2	
Net profit before outside equity interests	1 456	1 062	+37.1
Outside equity interests	(29)	19	
Net profit attributable to BHP shareholders	**1 427**	**1 081**	**+32.0**

Minerals

Minerals' result for the half year was a profit of $834 million, an increase of $252 million or 43.3% compared with the corresponding period.

Major factors which contributed to the result were:

■ favourable effect of the lower A$/US$ exchange rate;

■ higher average copper prices, net of hedging; and

■ higher iron ore prices and volumes.

These were partly offset by:

■ increased equity accounted losses from HBI Venezuela following production ramp-up difficulties and the cessation of interest capitalisation following commissioning;

■ the restatement of deferred tax balances in the corresponding period following the Australian company tax rate changes;

■ profits in the corresponding period from the sale of assets; and

■ increased losses from HBI Western Australia, including the expensing of capital to resolve process and operational difficulties.

Persistent commissioning difficulties at HBI Venezuela, a significant deterioration in the price received for the product, and possible partner funding issues, have led BHP to commence a review of its continued investment in this asset. The review will be conducted during the third quarter.

The average price booked for copper shipments for the period, after hedging and finalisation adjustments, was US$0.84 per pound (1999 – US$0.76). Finalisation adjustments after tax, representing adjustments on shipments settled since 30 June 2000, were $15 million favourable (1999 – $32 million favourable).

Unhedged copper shipments not finalised at 31 December 2000 have been brought to account at the London Metal Exchange (LME) copper spot price on Friday 29 December 2000 of US$0.82 per pound.

Exploration expenditure was $51 million for the half year (1999 – $30 million) and the charge against profit was $45 million (1999 – $25 million).

Significant developments during the half year included:

■ BHP and Mitsubishi Development Pty Ltd jointly acquired QCT Resources Limited (QCT). In December 2000, a range of integration activities was announced, including the closure of South Blackwater (Queensland) underground mining by December 2001 and the combining of the South Blackwater open cut operations with the existing CQCA Blackwater mine;

■ BHP and its joint venture partners in the Escondida (Chile) copper mine approved the US$1.045 billion Escondida Phase IV expansion project (BHP share US$600 million (A$1.090 billion)). The expansion will be completed within two years and will increase ore processing facilities by 85% resulting in an average increase in copper production of 400,000 tonnes per annum, boosting average total production to 1.2 million tonnes per annum over the first five years of full production;

■ approval was granted for the US$148 million development of an underground longwall mine at the San Juan thermal coal operations in New Mexico (USA). The mine will replace the existing San Juan and La Plata surface mines and will be the sole coal source for the adjacent San Juan Generating Station;

■ BHP announced it would continue to operate its West Australian HBI plant based on strict technical and financial performance criteria relating to campaign length, productivity, maintenance turnaround and input costs. Continued operation requires an additional $110 million capital investment over the next 18 months to implement additional technical modifications across the plant; and

■ BHP reached agreement with Falconbridge Limited on the formation of a joint venture which may lead to the development of the Gag Island nickel laterite project in Indonesia.

Petroleum

Petroleum's result for the half year was a profit of $897 million, an increase of $438 million or 95.4% compared with the corresponding period.

Major factors which contributed to the result were:

■ higher average realised oil price net of commodity hedging of A$53.28 per barrel (1999 – A$29.47 per barrel), reflecting higher US dollar prices (2000 – US$29.26 per barrel; 1999 – US$19.16 per barrel). The average realised oil price before commodity hedging was US$31.34 per barrel (1999 – US$21.41 per barrel);

■ profits from the Laminaria/Corallina and Buffalo oil fields which commenced operations in November 1999 and December 1999 respectively;

■ favourable effect of lower A$/US$ exchange rate;

■ higher LPG, LNG and natural gas prices; and

■ additional tax benefits in respect of certain overseas exploration expenditure for which no deduction has previously been recognised.

These were partly offset by:

■ lower Bass Strait oil sales volumes;

■ the restatement of deferred tax balances in the corresponding period following the Australian company tax rate changes; and

■ higher exploration charged to profit reflecting activity in the Gulf of Mexico, Latin America and Australia.

Oil and condensate production was 15.7% higher than the corresponding period due to the start-up of the Laminaria/Corallina and Buffalo oil fields and additional oil production from Cossack Pioneer (North West Australia). These were partly offset by lower oil volumes at Bass Strait due to natural field decline and pipeline damage between Longford and Long Island Point.

Natural gas production was 8.1% higher than the corresponding period. This was largely attributable to higher volumes from Bass Strait due to weather conditions, higher nominations at Bruce (UK), and increased facility capacity of the US producing properties, partly offset by lower volumes at Liverpool Bay (UK) due to a planned shutdown in September 2000.

Liquefied natural gas (LNG) production at the North West Shelf (Western Australia) was 5.5% lower than the corresponding period. This was largely attributable to the Train 2 planned shutdown and the unplanned Train 1 shutdown in October 2000.

Exploration expenditure for the half year was $162 million (1999 – $100 million). Exploration expenditure charged to profit was $104 million (1999 – $79 million).

Significant developments during the half year included:

■ a Risk Service Contract was signed with the Algerian national oil company, SONATRACH, for the development of four gas/condensate reservoirs in the Ohanet region of Algeria;

■ BHP agreed to sell a parcel of interests in its Algerian oil and gas exploration and development activities to Woodside Petroleum Ltd. Woodside will take a 15 per cent interest in the Ohanet Risk Service Contract, a 50 per cent interest in the Boukhechba Production Sharing Contract and a 50 per cent interest in the Ouest Hassi R'Mel Gas Study Agreement. The transaction is subject to Algerian government and SONATRACH approvals;

■ BHP agreed to sell its interest in the Buffalo oil field to a subsidiary of InterOil Corporation. However, BHP's joint venture partner Nexen Petroleum Australia Pty Ltd exercised its pre-emptive right to purchase the interest. The sale, on the same terms and conditions, is subject to government approvals and is expected to be completed before April 2001;

- Letters of Intent were signed with Tokyo Gas Co. Ltd and Toho Gas Co. Ltd of Japan for the sale and purchase of LNG from the North West Shelf (NWS). The agreements were signed by the six NWS LNG sellers and cover the supply of LNG for a period of 25 years starting in 2004, building to a volume of one million tonnes per annum (mtpa) by 2006. (BHP share 0.17mtpa);

- approval was granted for the development of the Echo/Yodel gas condensate field on the NWS;

- results from the Atlantis-2 appraisal well and sidetrack confirmed a major oil accumulation with a multi-hundred million barrel resource potential. Atlantis-2, located in the Atwater Foldbelt ultra deepwater area of the Gulf of Mexico, encountered oil bearing sands with net pay in excess of 153 metres (500 feet). Results of the Atlantis-2 sidetrack well confirmed a lateral extension of the known range of the Atlantis hydrocarbon accumulation of up to 1.6 kilometres (one mile) from the original wellbore, and also confirmed the continuity and quality of the Miocene reservoir sands with a net pay in excess of 92 metres (300 feet true vertical thickness); and

- BHP Petroleum acquired a 4.95 per cent interest in the Genesis field in the deep water Gulf of Mexico.

Steel

Steel's result for the half year was a profit of $252 million, a decrease of $20 million or 7.4% compared with the corresponding period.

Major factors which contributed to the result were:

- the benefits from lower A$/US$ exchange rates;

- one-off benefits realised on the spin-out of OneSteel Limited;

- higher prices; and

- improved performance from overseas businesses.

These were offset by:

- the restatement of deferred tax balances in the corresponding period following the Australian company tax rate changes; and

- lower sales volumes of coated products to the Australian market.

Steel despatches from continuing flat and coated operations were 2.47 million tonnes for the half year, 3% above the corresponding period:

– Australian domestic despatches were 0.99 million tonnes, down 4% compared with the corresponding period. A decline in the domestic market was partly offset by the inclusion of despatches to OneSteel Limited from 1 November 2000;

– Australian export despatches were 1.06 million tonnes, up 15%;

– New Zealand steel despatches were 0.25 million tonnes, down 12%; and

– despatches from overseas plants were 0.17 million tonnes, up 19%.

Steel despatches from discontinuing operations for the half year were 0.69 million tonnes, 58% below the corresponding period. This was primarily due to the spin-out of OneSteel Limited and the sale of the US West Coast businesses in June 2000.

Significant developments during the half year included:

- the spin-out of the Long Products business, OneSteel Limited, in October 2000; and

- the signing of an agreement with e-STEEL Corporation to build and operate a customised steel-based e-commerce network.

Net unallocated interest

Net unallocated interest expense was $220 million for the half year compared with $256 million for the corresponding period. This decrease was mainly due to significantly lower funding levels, partly offset by higher interest rates in the US and Australia, the unfavourable effect of exchange rate movements, and lower capitalised interest.

Group and unallocated items

The result for Group and unallocated items was a loss of $307 million for the half year compared with a profit of $2 million for the corresponding period. The corresponding period included a tax benefit of $112 million arising from finalisation of funding arrangements related to the Beenup mineral sands project.

The result for the half year included losses of $208 million after tax from external foreign currency hedging compared with losses of $80 million after tax in the corresponding period. This predominantly reflects the lower value of the Australian dollar relative to the US dollar for hedging contracts settled in the half year.

The result also included implementation costs associated with the introduction of Shared Business Services.

Significant developments during the half year included:

■ on 18 October 2000, following appeal by the Australian Taxation Office (ATO) the Full Bench of the Federal Court ruled in favour of the ATO concerning the deductibility of financing costs paid to General Electric Company in connection with the acquisition of the Utah Group in the early 1980s. BHP is seeking leave to appeal to the High Court of Australia. The Company disclosed a contingent liability of $211 million, as at 30 June 2000, in the 2000 Annual Report. No adjustments will be made to the Group accounts pending finalisation of this matter; and

■ a 'self insurance' model to manage commodity and currency price risks was adopted. The 'self insurance' model utilises natural hedges as the principal means of managing market risk. Hedging transactions will only be undertaken when it is necessary to mitigate residual risk from underlying exposures in order to support the Company's strategic objectives. Based on the current composition of BHP's asset portfolio, there is no requirement to hedge for the foreseeable future. Current hedged positions in oil will be allowed to mature over the remainder of this financial year and currency positions will be allowed to mature through to 2004. BHP may infrequently and to a limited extent enter into strategic financial transactions when there is perceived to be a significant under or over valuation of a commodity market represented within the BHP portfolio. Such transactions would not be accounted for as hedging transactions.

Outside equity interests

Outside equity interests' share of net profit increased mainly due to improved results at the Ok Tedi copper mine and adjustments in the corresponding period attributable to minority shareholders of the Moura coal mine following its sale in August 1999.

CONSOLIDATED FINANCIAL RESULTS

Revenue

Sales revenue of $10,506 million increased by $979 million or 10.3% compared with the corresponding period. This mainly reflects the effect of the lower A$/US$ exchange rate and higher prices for petroleum products and copper. Other revenue, including interest income, decreased by $362 million mainly reflecting lower proceeds from asset sales. Total revenue increased by $617 million to $10 754 million.

Depreciation and Amortisation

Depreciation and amortisation charges increased by $95 million to $1,057 million. This mainly reflects depreciation on recently commissioned operations and the unfavourable effect of exchange rate variations, partly offset by depreciation in the corresponding period on businesses now sold.

Borrowing Costs

Borrowing costs decreased by $43 million to $312 million, mainly due to significantly lower funding levels, partly offset by higher interest rates, the unfavourable effect of exchange rate movements and lower capitalised interest.

Tax Expense

Tax expense of $621 million was $469 million higher than for the corresponding period. The charge for the half year represented an effective tax rate of 29.9% (1999 – 12.5%). This is lower than the nominal Australian tax rate of 34% primarily due to the recognition of tax benefits in respect of certain prior year overseas exploration expenditure for which no deduction has previously been recognised. This was partly offset by overseas exploration expenditure for which no deduction is presently available, non-deductible interest expense on preference shares, and non-deductible accounting depreciation and amortisation.

Financial Ratios

At 31 December 2000 BHP's gearing ratio was 38.6% compared to 42.7% at 30 June 2000.

Based on earnings before interest paid and tax (EBIT), interest cover for the half year was 7.6 times compared with 3.3 times for the thirteen months ended June 2000 and 4.2 times for the corresponding period. Based on earnings before interest paid, tax and depreciation (EBITDA), interest cover for the half year was 10.9 times compared with 8.1 times for the thirteen months ended June 2000 and 6.8 times for the corresponding period.

PROFIT & LOSS STATEMENT
for the half year ended(a)

	Notes	31 December 2000	30 November 1999
		(A$ millions)	
Revenue from ordinary activities			
Sales	2	10,506	9,527
Share of net results of associated entities	2	(22)	17
Other revenue	2	270	593
		10,754	10,137
Operating expenses and cost of sales		7,308	7,606
Depreciation and amortisation	3	1,057	962
Borrowing costs	4	312	355
Profit from ordinary activities before income tax		2,077	1,214
deduct			
Tax expense attributable to ordinary activities	6	621	152
Net profit	7	1,456	1,062
deduct/(add)			
Outside equity interests in net profit		29	(19)
Net profit attributable to members of BHP		1,427	1,081
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates		—	124
Net exchange fluctuations on translation of foreign currency net assets and foreign currency borrowings net of tax		271	19
Total direct adjustments to equity attributable to members of BHP		271	143
Total changes in equity other than those resulting from transactions with owners		1,698	1,224

(a) 31 December refers to the six months ended 31 December 2000. 30 November refers to the six months ended 30 November 1999. Refer Note 1 (Impact of change of financial year).

BALANCE SHEET
as at

	Notes	31 December 2000	30 June 2000	30 November 1999
			(A$ millions)	
Assets				
Current assets				
Cash assets		397	684	464
Receivables		2,498	2,629	2,634
Investments		355	359	481
Inventories		1,768	2,138	2,239
Other		263	271	228
Total current assets		5,281	6,081	6,046
Non-current assets				
Receivables		194	189	189
Investments in associated entities	10	1,130	632	307
Other financial assets		303	499	376
Inventories		135	159	172
Property, plant and equipment	11	16,240	17,567	19,839
Exploration, evaluation and development expenditure capitalised	12	2,306	2,019	2,115
Intangible assets		2	130	168
Tax assets		988	1,268	958
Other		870	800	746
Total non-current assets		22,168	23,263	24,870
Total assets		27,449	29,344	30,916
Liabilities				
Current liabilities				
Payables		2,444	2,566	2,308
Interest bearing liabilities		882	2,530	1,918
Tax liabilities		191	192	236
Other provisions		980	1,535	1,328
Total current liabilities		4,497	6,823	5,790
Non-current liabilities				
Payables		36	45	76
Interest bearing liabilities		6,331	5,868	9,010
Tax liabilities		1,826	1,896	2,006
Other provisions		3,680	3,707	3,520
Total non-current liabilities		11,873	11,516	14,612
Total liabilities		16,370	18,339	20,402
Net assets		11,079	11,005	10,514
Shareholders' equity				
Shareholders' equity attributable to members of BHP				
Share capital	13	5,919	7,093	6,944
Reserves	14	675	419	309
Retained profits	15	3,814	2,841	2,590
		10,408	10,353	9,843
Shareholders' equity attributable to outside equity interests		671	652	671
Total shareholders' equity		11,079	11,005	10,514

STATEMENT OF CASH FLOWS
for the half year ended(a)

	Notes	31 December 2000	30 November 1999
		(A$ millions)	
Cash flows related to operating activities			
Receipts from customers		10,700	9,194
Payments to suppliers, employees, etc.		(7,595)	(7,836)
Dividends received		33	1
Interest received		53	39
Borrowing costs		(352)	(508)
Proceeds from gas sales contract price re-negotiation		—	231
Other		203	253
Operating cash flows before income tax		3,042	1,374
Income taxes paid		(217)	(106)
Net operating cash flows		2,825	1,268
Cash flows related to investing activities			
Purchases of property, plant and equipment		(683)	(471)
Exploration expenditure		(212)	(137)
Purchases of investments		(498)	(106)
Investing outflows		(1,393)	(714)
Proceeds from sale of property, plant and equipment		31	407
Proceeds from sale or redemption of investments		96	—
Proceeds from OneSteel spin out		661	
Proceeds from disposal, sale or partial sale of controlled entities and joint venture interests net of their cash		—	13
Net investing cash flows		(605)	(294)
Cash flows related to financing activities			
Proceeds from ordinary share issues		49	130
Borrowings		650	1,531
Repayment of borrowings		(2,255)	(2,059)
Dividends paid		(891)	(485)
Other		(36)	107
Net financing cash flows		(2,483)	(776)
Net (decrease)/increase in cash and cash equivalents		(263)	198
Cash and cash equivalents at beginning of half year		937	573
Effect of exchange rate changes on cash and cash equivalents		7	4
Cash and cash equivalents at end of half year	16	681	775

(a) 31 December refers to the six months ended 31 December 2000. 30 November refers to the six months ended 30 November 1999. Refer Note 1 (Impact of change of financial year).

1 Basis of preparation of half year financial statements

These statements are general purpose half year consolidated financial statements that have been prepared in accordance with the requirements of the Corporations Law, ASX Listing Rules, Australian Accounting Standard AASB 1029: Half Year Accounts and Consolidated Accounts and Urgent Issues Group Consensus Views, and give a true and fair view of the matters disclosed. These half year financial statements and reports should be read in conjunction with the annual financial statements for the 13 month period ended 30 June 2000 and any public announcements made by BHP and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Law and ASX Listing Rules.

Accounting policies have been consistently applied by all entities in the BHP Group and are consistent with those of the previous financial year.

Effect of change in financial year

Following the change in financial year for the BHP Group from 31 May to 30 June effective 30 June 2000, the period covered by these financial statements is the six months ended 31 December 2000. All references to the corresponding period in these statements are references to the six months ended 30 November 1999.

2 Revenue

	Half year ended	
	2000	**1999**
	(A$ millions)	
Revenue from ordinary activities		
Sales		
Sale of goods	10,236	9,255
Rendering of services	270	272
Total sales	10,506	9,527
Share of net results of associated entities	(22)	17
Other revenue		
Interest revenue	47	42
Dividend income	5	1
Proceeds from sale of assets	137	464
Management fees	29	14
Other revenue	52	72
Total other revenue	270	593

3 Depreciation and amortisation

	Half year ended	
	2000	**1999**
	(A$ millions)	
Depreciation relates to		
Buildings	57	56
Plant, machinery and equipment	834	788
Mineral rights	24	32
Exploration, evaluation and development expenditures carried forward	136	76
Capitalised leased assets	2	2
Total depreciation	1,053	954
Amortisation(a)(b)	4	8
Total depreciation and amortisation	1,057	962

(a) Amortisation relates to goodwill only (not tax effected).

(b) Profit from ordinary activities restated to exclude amortisation of goodwill.

	Half year ended	
	2000	**1999**
	(A$ millions)	
Net profit before outside equity interests	1,456	1,062
Add amortisation of goodwill	4	8
Net profit before outside equity interests and amortisation of goodwill	1,460	1,070
(deduct)/add outside equity interests	(29)	19
Net profit (before amortisation of goodwill) attributable to members of BHP	1,431	1,089

4   Borrowing costs

	Half year ended	
	2000	**1999**
	(A$ millions)	
Borrowing costs paid or due and payable		
on borrowings	313	370
on finance leases	2	2
Total borrowing costs	315	372
Deduct Amounts capitalised	3	17
Borrowing costs charged against profit	312	355

5   Abnormal items

The following abnormal items are included in the results for the half years ended:

	(A$ millions)		
	Gross	**Tax**	**Net**
	31 December 2000		
	—	—	—
	30 November 1999		
Tax benefit arising from the restatement of deferred tax balances as a consequence of the Australian company tax rate change to 34% applicable from 1 July 2000, and then to 30% applicable from 1 July 2001	—	160	160
Tax benefit arising from finalisation of funding arrangements related to the Beenup mineral sands project	—	112	112
Total abnormal items	—	272	272

6   Income tax

	Half year ended	
	2000	**1999**
	(A$ millions)	
The prima facie tax on profit from ordinary activities differs from the income tax provided in the accounts and is calculated as follows:		
Profit from ordinary activities before income tax	2,077	1,214
Tax calculated at A$0.34 in the dollar (1999 — A$0.36 in the dollar) on profit from ordinary activities before income tax	706	437
deduct tax effect of		
Australian tax rate change		160
Finalisation of Beenup funding arrangements		112
Recognition of prior year tax losses	173	72
Amounts over provided in prior years	19	45
Investment and development allowance	19	13
Overseas tax rate change	14	
Research and development incentive	2	3
Rebate for dividends	2	—
Exempt income	3	—
	474	32
Add/(deduct) tax effect of		
Foreign expenditure including exploration not presently deductible	41	24
Non-deductible dividends on redeemable preference shares	33	34
Non-deductible accounting depreciation and amortisation	15	32
Non-tax effected operating losses	10	13
Tax differential — non-Australian income	9	(13)
Foreign exchange/other	39	30
Income tax expense attributable to ordinary activities	621	152
Effective tax rate	29.9%	12.5%

7   Segment results

The predominant activities of the BHP Group by industry classification are:

- Minerals (exploration for and mining, processing and marketing of iron ore, coal, diamonds, silver, lead, zinc, copper and copper by-products including gold);

- Petroleum (exploration for and production, processing and marketing of hydrocarbons); and

- Steel (manufacture and marketing of steel products along with transport and logistics).

Net unallocated interest represents the net after tax cost of debt funding to the BHP Group excluding interest received by or paid by business segments involving mainly joint venture partner finance.

Group and unallocated items represent Group Centre functions.

Industry classification(a)

	External Revenue	Intersegment revenue	Depreciation and amortisation	Net profit(b)	Segment Assets Gross	Segment Assets Net	Capital expenditure(c)
				(A$ millions)			
2000							
Minerals	4,430	163	426	834	12,909	9,057	311
Petroleum	3,204	15	447	897	7,746	3,850	420
Steel(d)	3,289	312	178	252	5,381	3,829	51
Net unallocated interest	39			(220)			
Group and unallocated items(e)	(208)	22	6	(307)	1,413	(5,657)	38
BHP Group	10,754	512	1,057	1,456	27,449	11,079	820
1999							
Minerals	4,057	178	413	582	12,865	9,337	115
Petroleum	2,070	7	314	459	7,751	4,031	231
Steel(d)	3,938	205	222	272	8,760	6,894	62
Services	84	130	6	3	169	(7)	2
Net unallocated interest	25			(256)			
Group and unallocated items(e)	(37)	5	7	2	1,371	(9,741)	11
BHP Group	10,137	525	962	1,062	30,916	10,514	421

(a) Following various asset sales and an internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in Steel and remaining Services' businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 1999 data for Services mainly relates to sold businesses including Engineering and Information Technology.

(b) Before outside equity interests.

(c) Excluding capitalised borrowing costs and capitalised exploration.

(d) Includes the OneSteel business, which was spun-out with effect from 31 October 2000.

(e) Includes consolidation adjustments.

Geographical classification

	External operating revenue	Intersegment operating revenue	Net Profit(a)	Gross segment assets
		(A$ millions)		
2000				
Australia	7,232	136	1,106	14,584
North America	859	7	173	2,849
United Kingdom	378	—	113	2,322
South America	1,038	—	187	4,558
Papua New Guinea	425	—	40	1,083
New Zealand	289	—	35	541
South East Asia	335	—	28	904
Other countries	159	—	(6)	608
	10,715	143	1,676	27,449
Net unallocated interest	39	—	(220)	
BHP Group	10,754	143	1,456	27,449
1999				
Australia	6,126	100	895	18,581
North America	1,456	10	134	3,077
United Kingdom	448	—	76	2,388
South America	855	1	173	3,783
Papua New Guinea	421	—	13	1,085
New Zealand	364	—	19	692
South East Asia	308	—	13	915
Other countries	134	—	(5)	395
	10,112	111	1,318	30,916
Net unallocated interest	25	—	(256)	—
BHP Group	10,137	111	1,062	30,916

(a) Before outside equity interests.

8 Dividends

	Half year ended	
	2000	**1999**
	(A$ millions)	
Half yearly dividend or equivalent paid to members of BHP(a)	446	440

(a) The dividend for the December 2000 half year of A$0.25 per share paid on 6 December 2000 was unfranked. (1999 — A$0.25 per share unfranked). The dividend was paid entirely from the foreign dividend account and was therefore not subject to withholding tax. Having regard to the existing franking account balances, provision for income tax and any dividends payable and receivable as recognised in the accounts, the BHP Group has an amount of franking credits available for subsequent reporting periods of A$158 million at A$0.34 in the dollar at 31 December 2000. The extent to which future dividends will be franked is uncertain, but the current outlook is for no franking of any dividends payable prior to 30 June 2001 and full franking for any dividends payable in the period 1 July to 31 December 2001.

9 Earnings per share

	Half year ended	
	2000	**1999**
	(A$ millions)	
Basic earnings per share (cents)(a)(b)	80.0	61.5
Diluted earnings per share (cents)	78.9	60.2
Weighted average number of fully paid shares (millions)		
— basic earnings per share	1,784	1,758
— diluted earnings per share(c)	1,828	1,823

(a) Based on net profit attributable to members of BHP.
(b) Basic earning per American Depositary Share

(ADS)(Australian cents)	160.0	123.0

For the periods indicated, each ADS represents two ordinary shares.
(c) The weighted average diluted number of ordinary shares has been adjusted for the effect of Employee Share Plan options and Executive Share Scheme partly paid shares to the extent they were dilutive at balance date. Refer note 13 for details of shares issued under these plans.

10 Investments in associated entities

			Ownership interest(a)				Carrying value of investment		
			At associate's reporting date		At BHP Group reporting date				
Major shareholdings in associated entities	Principal activities	Reporting date	2000	1999	31 December 2000	30 June 2000	31 December 2000	30 June 2000	30 November 1999
			%	%	%	%	(A$ millions)		
Samarco Mineracao S.A.	Iron ore mining	31 December	50.0	49.0	50.0	50.0	426	394	164
Orinoco Iron C.A.	HBI production	30 September	50.0	50.0	50.0	50.0	277	238	143
QCT Resources Limited	Coal Mining	30 June	50.0		50.0		427		
							1,130	632	307

	Half year ended	
	2000	**1999**
	(A$ millions)	
Movements in carrying amount of investments in associated entities		
Carrying amount of investment in associated entities at beginning of half year	632	86
Adjustment of initial adoption of equity accounting		124
Share of associated entities net profit after tax	(22)	17
Increased investment in associated entities	491	75
Dividends received/receivable from associated entities	(29)	—
Exchange fluctuation	59	—
Other movements	(1)	5
Carrying amount of investments in associated entities at end of half year	1,130	307

(a) Ownership interest reflects the interest held at the end of the half year, and at the associated entities most recent balance date. The proportion of voting power held by the BHP Group corresponds to ownership interest.

11 Property, plant and equipment

	Notes	31 December 2000	30 June 2000	30 November 1999
		(A$ millions)		
By category, net of accumulated depreciation				
Land and buildings		1,471	1,777	1,998
Plant, machinery and equipment		13,582	14,592	16,580
Mineral rights		1,137	1,146	1,169
		16,190	17,515	19,747
Capitalised leased assets		50	52	92
Total property, plant and equipment		16,240	17,567	19,839

12 Exploration, evaluation and development expenditure capitalised

	Notes	31 December 2000	30 June 2000	30 November 1999
		(A$ millions)		
Exploration, evaluation and development expenditures carried forward in areas of interest				
— now in production		1,393	1,421	1,521
— in development stage but not yet producing(a)		498	223	84
— in exploration and/or evaluation stage(a)		415	375	510
Total exploration, evaluation and development expenditure capitalised		2,306	2,019	2,115

(a) Details of movement in development stage but not yet producing and in exploration and/or evaluation stage.

	Development stage but not yet producing		Exploration and/or evaluation stage	
	2000	1999	2000	1999
	(A$ millions)			
Balance at the beginning of the half year	223	130	375	486
Expenditure incurred during the half year	243	10	213	130
Expenditure expensed during the half year	—	—	(149)	(104)
Transferred to development	—		(11)	—
Transferred from exploration and/or evaluation	11	—		
Transferred to production	—	(57)		
Disposals	—	—	—	—
Depreciation	(1)	—	(35)	(14)
Exchange fluctuations and other movements	22	1	22	12
Balance at the end of the half year	498	84	415	510

13 Share capital

	Notes	31 December 2000	30 June 2000	30 November 1999
		(A$ millions)		
Paid up(a)				
— 1,785,946,791 ordinary shares fully paid (June 00 — 1,781,493,241 November 99 — 1,772,340,790)		5,919	7,093	6,944
— 415 000 ordinary shares each paid to five Australian cents (June 00 — 415,000 November 99 — 772,500)		—	—	
— 4,976,500 ordinary shares each paid to one Australian cent (June 00 — 6,286,500 November 99 — 8,049,000)		—	—	
		5,919	7,093	6,944

Movement in issued ordinary shares for the half year

		Number of partly paid shares	
	Number of fully paid shares	Paid to five Australian cents	Paid to one Australian cent
Opening number of shares as	1,781,493,241	415,000	6,286,500
Shares issued upon exercise of Employee Share Plan Options(b)	3,019,050	—	—
Shares issued on exercise of Performance Rights(c)	125,000	—	—
Partly paid shares converted to fully paid	1,310,000	—	(1,310,000)
Closing number of shares(d)	1,785,946,791	415,000	4,976,500

Options and Performance Rights

Month of issue	Number issued	Number of recipients	Number Exercised	Shares issued on exercise(e)	Number lapsed	Options/ Performance Rights outstanding at balance date	Exercise price	Exercise period(f)
Employee Share Plan Options(b)								
December 2000	1,668,000	67	—	—	—	1,668,000	A$19.43	Jul 2003-Dec 2010
December 2000	1,121,500	59	—	—	—	1,121,500	A$19.42	Jul 2003-Dec 2010
November 2000	832,500	44	—	—	54,000	778,500	A$18.52	Jul 2003-Oct 2010
November 2000	3,760,000	197	—	—	23,500	3,736,500	A$18.51	Jul 2003-Oct 2010
April 2000	30,000	3	—	—	—	30,000	A$17.13	Apr 2003-Apr 2010
April 2000	454,000	5	—	—	—	454,000	A$17.12	Apr 2003-Apr 2010
December 1999	200,000	1	—	—	—	200,000	A$19.21	Apr 2002-Apr 2009
December 1999	150,000	1	—	—	—	150,000	A$16.92	Apr 2002-Apr 2009
October 1999	60,000	6	—	—	10,000	50,000	A$17.06	Apr 2002-Apr 2009
October 1999	51,000	3	—	—	—	36,000	A$17.05	Apr 2002-Apr 2009
July 1999	100,000	1	—	—	—	100,000	A$17.13	Apr 2002-Apr 2009
April 1999	21,536,400	45,595	—	—	6,171,100	15,365,300	A$15.73	Apr 2002-Apr 2009
April 1999	8,184,300	944	—	—	1,251,650	6,932,650	A$15.72	Apr 2002-Apr 2009
April 1998	177,500	16	—	—	—	177,500	A$14.74	Apr 2001-Apr 2003
April 1998	140,000	23	22,500	22,500	5,000	112,500	A$14.73	Apr 2001-Apr 2003
November 1997	7,910,900	16,411	3,393,100	3,393,100	669,350	3,848,450	A$15.56	Nov 2000-Nov 2002
November 1997	1,579,400	3,501	528,600	528,600	141,800	909,000	A$15.55	Nov 2000-Nov 2002
October 1997	3,992,000	379	855,300	855,300	85,000	3,051,700	A$15.33	Oct 2000-Oct 2002
October 1997	5,440,000	511	1,103,900	1,103,900	23,000	4,313,100	A$15.32	Oct 2000-Oct 2002
July 1997	395,500	36	—	—	55,000	340,500	A$18.97	Jul 2000-Jul 2002
July 1997	200,000	1	—	—	—	200,000	A$18.96	Jul 2000-Jul 2002
October 1996	848,100	46	295,500	295,500	191,100	361,500	A$15.56	Oct 1999-Oct 2001
October 1996	1,086,700	66	379,100	379,100	10,000	697,600	A$15.55	Oct 1999-Oct 2001
April 1996	295,000	5	17,500	17,500	260,000	17,500	A$17.63	Apr 1999-Apr 2001
April 1996	45,500	6	18,000	18,000	—	27,500	A$17.62	Apr 1999-Apr 2001
October 1995	17,000	3	17,000	17,000	—	—	A$18.23	Oct 1998-Oct 2000
October 1995	38,500	5	38,500	38,500	—	—	A$18.22	Oct 1998-Oct 2000
July 1995	48,000	2	48,000	48,000	—	—	A$18.59	Jul 1998-Jul 2000
July 1995	76,000	9	76,000	76,000	—	—	A$18.58	Jul 1998-Jul 2000
						44,679,300		
Performance Rights(c)								
December 2000	187,691	11	—	—	—	187,691	—	Nov 2000-Nov 2010
November 2000	2,006,333	104	—	—	—	2,006,333	—	Nov 2000-Nov 2010
March 1999	1,000,000	1	350,000	325,000	—	650,000	—	Mar 1999-Mar 2009
						2,844,024		

(a) Share capital reduced by A$1,243 million due to the spin out of OneSteel Limited, including spin out costs of A$56 million. This reflected a capital reduction of A$0.66 per share. The spin out resulted in BHP Shareholders being issued one OneSteel Limited share for every four shares held in BHP.

(b) The Employee Share Plan provides employees with the opportunity to acquire fully paid ordinary shares or options over ordinary shares in BHP at such times as the Directors deem appropriate. Shares and options issued under the Employee Share Plan are issued on the following terms:
  • The limit on the number of shares and outstanding options or other right under all BHP's employee plans is 10% of issued ordinary capital.
  • Shares may be offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10 per cent.
  • The Board of Directors may specify an issue price for an option. The exercise price of an option is market value of BHP ordinary shares less a discount not exceeding 10 per cent.
  • Where shares are offered, interest free employee loans are available to fund the purchase of shares for a maximum period of 20 years, repayable by application of dividends or an equivalent amount. Any amounts outstanding are repayable at the end of that 20 year period.
  • Each option is granted over one unissued ordinary share in BHP.
  • The Board of Directors may apply performance hurdles to the exercise of options.

- Options granted from April 1999 are 10 year options, not exercisable until after three years, and then only if performance hurdles are achieved. These performance hurdles relate to either one or both of two comparator groups (ASX 100 index and an international comparator group). BHP's performance in terms of total shareholder return is measured against either or both of these groups to determine whether a performance hurdle has been achieved.
- At cessation of employment an extension of the loan repayment period may be granted if the outstanding loan is in a non profitable position. The extension will be reviewed annually. If during the extension period the shares become profitable, BHP will arrange for the sale of those shares.
- Options carry no voting rights.
- Unexercised options will expire at the end of the exercise period

(c) Performance Rights (PR) have been issued to executive officers under the BHP Performance Share Plan. PR's constitute a right, issued by a trustee of a special purpose trust established by BHP, to require the trustee to acquire a BHP Share on behalf of the executive, upon fulfilment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related PR's are exercisable. The trustee acquires either by purchase on market or subscription, and the shares are held in trust until the executive requests that they be transferred. The PR's are currently issued on the following terms:
- The exercise price of the PR's is zero.
- PR's are not transferable.
- PR's carry no right to dividends.
- PR's carry no voting rights.
- PR's will lapse if performance hurdles or service conditions are not satisfied or in other specified situations.
- PR's lapse on the tenth anniversary of their date of issue unless previously exercised or lapsed on accordance with their terms of issue.

(d) The closing balance of fully paid shares has been adjusted downwards by 500 shares due to an over issue under the Employee Share Plan in the year ended 31 May 1998.

(e) Shares issued on exercise of Performance Rights include shares issued on market.

(f) Expiration period corresponds to the end of the exercise period.

14 Reserves

	Notes	31 December 2000	30 June 2000	30 November 1999
		(A$ millions)		
General reserve		166	170	170
Exchange fluctuation account		509	249	139
Total reserves		675	419	309

15 Retained profits

	Half year ended	
	2000	1999
	(A$ millions)	
Retained profits at the beginning of the half year	2,841	1,826
add/(deduct)		
Net profit attributable to members of BHP	1,427	1,081
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates		124
Aggregate of amounts transferred from reserves	(8)	(1)
Dividends provided for or paid	(446)	(440)
Retained profits at the end of the half year	3,814	2,590

16 Notes to the statement of cash flows

Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and at bank and short-term deposits at call, net of outstanding bank overdrafts.

Cash and cash equivalents comprise:

	31 December 2000	30 November 1999
	(A$ millions)	
Cash	397	464
Short-term deposits(a)	352	423
Bank overdrafts(b)	(68)	(112)
Total cash and cash equivalents	681	775

(a) Included in the balance sheet classification of Investments (Current assets).
(b) Included in the balance sheet classification of Interest bearing liabilities (Current liabilities).

Non-cash financing and investing activities

	31 December 2000	30 November 1999
Shares issued:		
Bonus Share Plan	—	61
Dividend Investment Plan	—	341
Other:		
Employee Share Plan loan instalments	20	28

The Bonus Share Plan (BSP) is in lieu of dividends and the Dividend Investment Plan (DIP) is an application of dividends. The DIP was suspended following payment of the half yearly dividend on 24 November 1999. Since the dividend was unfranked, the BSP was suspended in accordance with BHP's Constitution and Rule 8 of the BSP on 17 September 1999.

The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Group by the application of dividends.

During the half year ended 31 December 2000, the BHP Group negotiated the purchase with deferred consideration, of property, plant and equipment with a value of A$83 million. There were no transactions of this nature in the corresponding period.

17 Reconciliation to United States ("US") generally accepted accounting principles disclosures

The consolidated financial statements of the BHP Group are prepared in accordance with accounting principles generally accepted in Australia ("Australian GAAP"). The material differences affecting the profit and loss statement and shareholders' equity between generally accepted accounting principles as followed by the BHP Group in Australia and those generally accepted in the US ("US GAAP") are summarised below:

Asset write-downs

Under Australian GAAP the impairment test for determining the recoverable amount of non-current assets may be applied either on a discounted or an undiscounted basis in estimating net future cash flows. As at 31 May 1998 the BHP Group changed its policy to a discounted basis using the weighted average pre-tax interest rate of the BHP Group's long-term borrowings. This test is applied both to impairment and to the calculation of the write-down.

Under US GAAP, an impairment test is required utilising undiscounted cash flows, followed by the application of discounting to any impaired asset.

These differences created adjustments to the profit and loss statement for the years ended 31 May 1999 and 31 May 1998 and adjustments in the balance sheet as at 31 May 1999 and 31 May 1998 representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent

financial periods, the difference in asset carrying values will be reduced through the inclusion of additional depreciation charges in the profit and loss statement. Refer ''Depreciation'' below.

Depreciation

Revaluations of property, plant and equipment and investments are permitted in Australia with upward adjustments to the historical cost values reflected in a revaluation reserve which is part of shareholders' equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the BHP Group depreciation charge has been restated to reflect historical cost depreciation.

Following the 1999 and 1998 asset writedowns, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer ''Asset write-downs'' above.

Exploration, evaluation and development expenditures

The BHP Group follows the ''area of interest'' method in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the ''successful efforts'' method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised under Australian GAAP is amortised in subsequent years.

Pension plans

The BHP Group charges to profit and loss the contributions made to pension plans. Under US GAAP the net periodic pension cost is charged to profit and loss in accordance with US Statement of Financial Accounting Standards No. 87.

Consolidation of Tubemakers of Australia Ltd (''TOA'')

Prior to consolidation, TOA was accounted for as an associated company and included in the equity accounting calculations. Under US GAAP, equity accounting was included in the consolidated results, while prior to the year ended 30 June 1999 Australian GAAP only permitted disclosure by way of note to the accounts. Thus under US GAAP the carrying value of the original equity interest in TOA was higher than under Australian GAAP, and the difference was reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-out of OneSteel Limited eliminates this reconciling item.

Employee Entitlements

For the period ended 30 June 2000, provisions for labour redundancies associated with organisational restructuring were charged to profit and loss. For the year ended 31 May 1997, a provision for labour redundancies within the BHP Group's steel operations was charged to profit and loss. In accordance with Australian GAAP, a provision for redundancies can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Realised net exchange gains and losses

Australian GAAP permits net exchange gains or losses reported in the exchange fluctuation account which mainly relate to assets that have been sold, closed or written down to be transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss statement reflecting that they have, in substance, been realised.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP. Under US GAAP the amount outstanding as an obligation to the BHP Group, which has financed equity, is required to be eliminated from shareholders' equity.

Costs of start-up activities

The BHP Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations, which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, pursuant to Statement of Practice ("SOP") 98-05, costs of start-up activities should be expensed as incurred. In subsequent financial periods, amounts depreciated for Australian GAAP purposes, which have been expensed for US GAAP purposes will be added back when determining the profit result according to US GAAP.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the period ended 30 June 2000, the profit on the sale and leaseback of plant and equipment was deferred for US GAAP purposes and will be recognised over the life of the operating lease.

Tax rate change — deferred balances

In November 1999 the Australian federal government passed legislation changing the company income tax rate from 36 per cent. to 34 per cent. effective 1 July 2000 and to 30% effective 1 July 2001. In accordance with Australian and US GAAP, the result for the half year ended 30 November 1999 included a restatement of deferred tax balances to reflect the expected income tax rate applicable when the timing differences will reverse. For US GAAP purposes an additional restatement was required reflecting the different deferred tax balances that exist after applying US GAAP to certain transactions.

Fair valuation of derivative instruments

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities ("FAS 133") became applicable to the BHP Group on 1 July 2000. FAS 133 requires that all derivative instruments be recorded in the Balance Sheet as either an asset or liability measured at its fair value. Derivative instruments are not recognised in the profit and loss statement under Australian GAAP. Fair valuation of derivative instruments held by the BHP Group on 1 July 2000 which qualify as cash flow hedge transactions resulted in a loss of A$795 million. This amount has been reported as a component of other comprehensive income in accordance with transitional provisions specified within FAS 133. Fair valuation of both derivative instruments held by the BHP Group on 1 July 2000 which qualify as fair value hedge transactions, and their associated hedged liabilities resulted in a loss of A$19 million. This amount has been taken directly to profit and loss in accordance with transitional provisions specified within FAS 133.

Subsequent gains & losses on cash flow hedges are taken to other comprehensive income and are reclassified into profit and loss in the same period the hedged transaction is recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised until the hedged transaction is recognised under Australian GAAP.

FAS 133 requires that any component of the gain or loss which is deemed to be ineffective be taken to profit and loss immediately. Consequently, premiums paid for derivative instruments are taken to profit and loss at inception of the contract. For Australian GAAP purposes, premiums paid are deferred and included in profit and loss in the same period the hedged transaction is recognised.

The following is a summary of the estimated adjustments to profit for the half years ended 31 December 2000 and 30 November 1999 and BHP Shareholders' equity as at 31 December 2000 and 30 June 2000, which would be required if US GAAP had been applied instead of Australian GAAP.

Profit & loss statement

	For the half years ended	
	2000	**1999**
	(A$ millions)	
Net profit attributable to members of BHP as reported in the consolidated profit and loss statement	1,427	1,081
Estimated adjustment required to accord with US GAAP:		
add/(deduct)		
— Tax rate change — deferred balances	—	73
— Depreciation — writedowns	(20)	(41)
— revaluations	5	6
— Exploration, evaluation and development expenditure	(3)	—
— Pension plans	(15)	(21)
— Consolidation of Tubemakers of Australia Ltd.	(2)	(3)
— Employee entitlements	(7)	—
— Realised net exchange gains and losses	(11)	—
— Profit on asset sales	1	—
— Start up costs	2	(54)
— Fair valuation of derivative instruments	(65)	—
Total adjustment	(115)	(40)
Estimated profit according to US GAAP	1,312	1,041
Earnings per share in accordance with US GAAP		
(A$ per share)	0.74	0.59

BHP Shareholders' equity

	as at	
	31 December 2000	**30 June 2000**
	(A$ millions)	
Total shareholders' equity	11,079	11,005
deduct Outside equity interests:	671	652
Shareholders' equity attributable to members of BHP	10,408	10,353
Estimated adjustment required to accord with US GAAP:		
(deduct)/add		
— Property, plant and equipment — revaluations	(140)	(145)
— Exploration, evaluation and development expenditures	(61)	(58)
— Pension plans	57	72
— Consolidation of Tubemakers of Aust. Ltd.	—	93
— Employee entitlements	24	31
— Employee Share Plan loans	(54)	(54)
— Asset write-downs	355	391
— Start-up costs	(14)	(16)
— Profit on asset sales	(29)	(30)
— Fair valuation of derivative instruments	(1,000)	—
Total adjustment	(862)	284
Estimated shareholders' equity attributable to members of BHP according to US GAAP	9,546	10,637

18 Significant events after end of half year

No matter or circumstance has arisen since the end of the half year that has significantly affected or may significantly affect the operations, the results of operations or state of affairs of BHP in subsequent financial periods, other than the following:

- BHP entered into an agreement to acquire a 20 per cent. equity interest in Brazilian company Caemi Mineração e Metalurgia S.A. (Caemi) from the current controlling shareholders for a consideration of US$332 million. The 20 per cent. equity interest comprises 60 per cent. of voting capital in Caemi, which is a diversified company with interests in iron ore, kaolin and transport and logistics. Completion of the acquisition is subject to competition law approval by the European Commission and a waiver, or non-exercise, by Mitsui & Co. Ltd. of its right of first refusal, which exists for 60 days. Following completion of the acquisition, BHP will make a delisting tender offer for preferred shares subject to Caemi shareholder approval; and

- BHP announced that it would implement an on-market buyback programme for the purchase of effectively up to approximately five per cent. of issued capital. No time period has been set for the share buyback.

B

BHP Billiton



ANNEXURE B:
FAIRNESS REPORT



UBS Warburg Australia Corporate Finance Ltd

ABN 18 053 909 407

P.O. Box 1328L

Melbourne, VIC 3001

Tel.+613-9242-6100

www.ubswarburg.com

The Directors
BHP Limited
600 Bourke Street
Melbourne, Vic, 3000

12 April 2001

Dear Directors,

Proposed merger of BHP and Billiton by implementation of a dual listed company structure

In this letter "UBS Warburg" means UBS Warburg Australia Corporate Finance Limited. Unless otherwise stated, definitions appearing in the BHP Explanatory Memorandum dated 12 April 2001 ("the circular") will apply in this letter. As set out in the circular BHP Limited ("BHP" or the "Company"), is contemplating creating a single economic enterprise (the "Combined Enterprise") through the establishment of a dual listed company ("DLC") structure with a UK company, Billiton Plc ("Billiton"). Under the DLC structure BHP and Billiton would create through contractual arrangements the equivalent of a single economic enterprise while remaining separate legal entities with separate stock exchange listings ("DLC Merger"). No shareholder in either company will need to exchange or tender their shares. The combination will be effected such that the economic interest in Combined Enterprise represented by each existing BHP and Billiton share will be equal. To achieve this outcome, immediately prior to implementation of the DLC, BHP will make a bonus issue to its shareholders of 1.0651 new BHP shares for each one BHP share held, so as to ensure that the dividend and capital rights of each BHP share relative to each Billiton share will be exactly one to one.

UBS Warburg has been retained by the BHP Board to advise on the Merger Proposal. You have requested that UBS Warburg provide you with this letter to confirm its opinion to you as to the fairness of the financial terms of the DLC Merger to the shareholders of BHP taken as a whole. We confirm our understanding that this letter is not an independent expert's report and that we not been asked to nor have we conducted an independent valuation of the assets and liabilities of BHP or Billiton. In determining our opinion, we have amongst other things:

■ reviewed the relevant transaction documents, including the circular, and the Circular to Billiton Shareholders dated 12 April 2001, the press release dated 19 March 2001, and certain presentations to analysts and investors prepared by BHP and the financial information contained therein;

■ reviewed certain publicly available information on BHP and Billiton, including certain reports (including forecasts) produced by research analysts which we have assumed to be reasonably prepared, based on assumptions reflecting currently available estimates;

■ reviewed the reported market prices and the trading history of the ordinary shares of BHP and Billiton;

■ reviewed publicly available information on certain companies comparable to the Company's business including market prices and other financial information for such companies' shares;

■ prepared a net asset valuation of BHP and the Combined Enterprise with reference as appropriate to asset values, balance sheet liabilities, cashflow and profit forecasts developed by BHP and UBS Warburg Research;

■ received from Company management information on the financial performance and prospects of certain key assets of BHP;

UBS Warburg

- discussed with Company management their views on the financial performance and prospects of the assets of Billiton, and of the expected synergies to be achieved by the Combined Enterprise, for which they have taken responsibility, and attended due diligence reviews in respect to these matters conducted by a subcommittee of the BHP Board;

- reviewed audited financial statements and certain forecasts prepared by the Company in respect to the Company and Billiton;

- reviewed pro-forma financial statements for the Combined Enterprise as set out in the circular and Press Release dated 19 March 2001.

- reviewed the pro forma financial effects of the DLC Merger on earnings, dividends, operating cashflow and net asset value per BHP share, recognising the nature of fluctuations in the earnings of BHP and the Combined Enterprise in the light of fluctuations in commodity prices underlying those earnings and operating cashflows;

- discussed with management and Directors the strategic and commercial rationale for the DLC Merger in the context of BHP's future prospects and trends in the minerals industry on a global basis;

- participated in discussions with members of the management of the Company to discuss their expectations as to future prospects of certain aspects of the DLC Merger;

- participated in discussions considered other such matters as we have deemed necessary for the purposes of forming our opinion including the possibility of alternative structures to give effect to a merging of the interests of BHP and Billiton.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or was furnished to us by the Company in respect to the Company and Billiton, or otherwise reviewed by us for the purposes of this opinion including estimates of potential synergies arising as a result of the DLC Merger, and we have not assumed and we do not assume any responsibility or liability therefor. We have relied upon the Directors of the Company as to the strategic rationale and the commercial benefits of the DLC Merger and as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefor) provided to us by the Company in relation to the Company and Billiton, and with the Company's consent we have assumed that such forecasts, including without limitation projected cost savings and operating synergies resulting from the DLC Merger as advised to us by the management of the Company, reflect the best currently available estimates and judgements of the management and that such projections and forecasts will be realised in the amounts and time periods contemplated thereby.

Our opinion reflects forward-looking statements that are subject to risk factors associated with the businesses of BHP and Billiton. It is believed that the expectations reflected in this opinion are reasonable, but could be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to, the market's reaction to BHP and Billiton announcements within the transaction period and beyond, commodity price fluctuations, demand, currency fluctuations, project delay, closure or advancement, approvals and cost estimates, exploration and production results, reserve estimates, loss of market, industry competition, environmental risks, joint venture issues, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions and political risks. Our opinion is based on the economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Such conditions can change significantly over relatively short periods of time. It should be understood that subsequent developments might affect this opinion, which we are under no obligation to update, revise or reaffirm.

In providing this letter, we have assumed, with your consent, that the final executed form of the Implementation Agreement does not differ in any material respect from that we have examined, and that the Company and Billiton will comply with all the material terms of the Implementation Agreement.

This letter is provided solely for the benefit of the board of Directors of BHP in connection with and for the purpose of their consideration of the DLC Merger and is not prepared for or addressed to, and shall not confer rights or remedies upon any shareholders of BHP, or be disseminated or quoted at any time and in any manner without the prior written consent of UBS Warburg. This letter is intended only to confirm UBS Warburg's conclusion as to the fairness of the Merger Proposal and not to give a detailed explanation of the reasoning that has led to the formulation of its opinion. This letter does not constitute a securities recommendation and should not be construed as such. UBS Warburg is not able to provide such advice without having regard to the individual financial situation or investment objectives of a holder of shares in BHP. UBS Warburg believes that shareholders should carefully consider all the matters raised in the circular and seek whatever advice they deem appropriate from their own advisers.

UBS Warburg will receive fees upon the announcement and consummation of the Merger Proposal. From time to time UBS Warburg and its related body corporates may have maintained banking relationships with the Company for their own account or for the account of customers and in the ordinary course may trade securities of the Company or Billiton for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. The qualifications, disclosures and disclaimers expressed in this letter extend to any entity that may incur a liability because of this opinion and any entity in which UBS Warburg or their related parties have an interest.

In determining our opinion we have reviewed the impact of the proposed transaction on the Company and we have considered such customary valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our primary approach to the valuation of the key assets and businesses of BHP and then for the Combined Entity (including the synergies referred to in this letter) involves the calculation of each key asset or business's net present value by discounting each asset's expected unlevered after tax future cash flows by appropriate weighted average cost of capital estimates. This approach, known as discounted cash flow analysis, is particularly appropriate for assets such as mines in that it captures the effect of the depletion of reserves and the significant variations in cash flow which occur over the life of a mine. It is therefore the primary method of valuation utilized in valuation for the mining industry. The approach is in our view consistent with standard industry practice and reflects the general approach adopted by most research analysts covering the major diversified resources stocks.

In arriving at our opinion we have considered the comparison of the expected fair value of a BHP share, assuming status quo, to the expected fair value of the interest such share would confer in the Combined Enterprise taking into account amongst other things, the value of the assets and liabilities of the Combined Enterprise and synergies expected to be realized in the DLC Merger. We are aware of the proposals set out in the circular in respect to future intentions in respect of BHP's steel business and have assumed that any transaction will not materially affect the relative value of a BHP shareholder's interest in a BHP share compared to the interest conferred by such share in the Combined Enterprise.

Based upon and subject to the foregoing, it is our opinion that, as at the date hereof, the financial terms of the contemplated DLC Merger are fair to the shareholders of BHP taken as a whole.

We hereby consent to the inclusion of this letter and references to our opinion in the circular in the form and context in which they appear.

Yours Sincerely,
UBS WARBURG





Chris Mackay   Chris Baohm
Managing Director   Executive Director

C

BHP Billiton



ANNEXURE C: INVESTIGATING ACCOUNTANTS' REPORT



The Directors
BHP Limited
BHP Tower - Bourke Place
600 Bourke Street
MELBOURNE VIC 3000

Arthur Andersen
A Member Firm of Andersen Worldwide SC

360 Elizabeth Street
Melbourne VIC 3000

GPO Box 5151AA
Melbourne VIC 3001

Tel 61 3 9286 8000
Fax 61 3 9286 8100
DX 288 Melbourne

12 April 2001

Dear Sirs

Investigating Accountants' Report

This report has been prepared at the request of the directors of BHP Limited ("BHP") for inclusion in a shareholder Explanatory Memorandum dated on or about 12 April 2001 relating to the proposed merger with Billiton Plc ("Billiton"). We have been requested to report on the pro forma financial information set out in Section 4 of the Explanatory Memorandum, which has been prepared, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented. The nature of this financial information, associated responsibilities and our conclusion are set out below.

Responsibilities

It is the responsibility solely of the Directors of BHP and Billiton to prepare the pro forma financial information.

It is our responsibility to report to you on the pro forma financial information.

Historical Financial Information

The historical financial information presented in Section 4 of the Explanatory Memorandum contains the pro forma financial information of the Combined Group as at and for the 6 months ended 31 December 2000 and for the 12 months ended 30 June 2000 ("the historical financial information"). The historical financial information has been prepared on a basis consistent with the accounting principles and assumptions outlined in Section 4, which amongst other things, assumes the Combined Group has been in existence since 1 July 1999.

The historical financial information of Billiton has been extracted without material adjustment from the financial statements of Billiton. The financial statements of Billiton have been audited/reviewed by other auditors.

The historical financial information of BHP has been derived from the financial statements of BHP after making certain adjustments. The adjustments, which are set out in Note 9 to the pro forma information contained within Section 4 of the Explanatory Memorandum, relate to conversion from Australian GAAP to UK GAAP and conversion of the audited 13 month period ended 30 June 2000 into an unaudited 12 month period ended 30 June 2000.

We have audited the financial statements of BHP for the 13 month period ended 30 June 2000 and reviewed the financial report as at and for the 6 month period ended 31 December 2000.

The pro forma financial information presented in Section 4 of the Explanatory Memorandum comprises:

- Unaudited pro forma profit and loss information for the year ended 30 June 2000 and 6 months ended 31 December 2000;

- Unaudited pro forma balance sheet information as at 31 December 2000;

- Unaudited pro forma cash flow information for the year ended 30 June 2000 and 6 months ended 31 December 2000; and

- Notes to the pro forma financial information set out above.

We have not performed an audit of the pro forma information listed above and, accordingly, we do not express an audit opinion on the pro forma information of the Combined Group as at and for the 6 months ended 31 December 2000 and for the 12 months ended 30 June 2000 included in Section 4 of the Explanatory Memorandum.

Opinion

In our opinion the pro forma information has been properly compiled on the basis stated in Section 4 and the pro forma adjustments are appropriate for the purpose of the pro forma financial information disclosed in Section 4.

Yours faithfully,

Arthur Andersen

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BHP Billiton



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